Exhibit 99.1

Dear DowDuPont Stockholder:

We are pleased to deliver to you this information statement to inform you that on                 , the board of directors of DowDuPont Inc. (“DowDuPont”) approved the distribution of all the then issued and outstanding shares of common stock of Corteva, Inc. (“Corteva”), a wholly owned subsidiary of DowDuPont, to DowDuPont stockholders. At the time of the distribution, Corteva will hold DowDuPont’s agriculture business.

As previously announced, DowDuPont intends to separate into three independent, publicly traded companies—one for each of its agriculture, materials science and specialty products businesses. The distribution to DowDuPont stockholders of all the shares of common stock of Corteva is expected to be one of two distributions to effectuate this separation plan. The other distribution is expected to be of Dow Inc. (“Dow”), the DowDuPont subsidiary that will hold, at the time of its distribution, the assets and liabilities associated with DowDuPont’s materials science business. It is expected that after the distribution of Corteva, DowDuPont will be renamed “                ” (“New DuPont”). Once renamed, New DuPont is expected to change its symbol to “                ,” and the DowDuPont name and DWDP symbol are expected to be retired. Until such time, DowDuPont will continue to trade on the New York Stock Exchange (the “NYSE”) under the symbol “DWDP.”

The distribution of Corteva common stock will occur on June 1, 2019 by way of a pro rata dividend to DowDuPont stockholders. Each DowDuPont stockholder will be entitled to receive                 shares of Corteva common stock for every share of DowDuPont common stock held by such stockholder at the close of business on                  , 2019, the record date of the distribution.

Immediately following each distribution, DowDuPont stockholders as of the record date for the applicable distribution will own 100% of the common stock of each subsidiary being distributed and the applicable subsidiary will become a publicly traded company. Assuming both distributions are completed, immediately following the second distribution, New DuPont will continue to hold DowDuPont’s specialty products business. The DowDuPont board of directors believes that creating three focused companies is the best way to drive value for all of DowDuPont’s stakeholders. They also believe that the separation of the agriculture business from DowDuPont will better position both companies to capitalize on significant growth opportunities and focus their resources on their respective businesses and strategic priorities.

We expect the distribution of Corteva common stock to be tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution of Corteva common stock to you, including potential tax consequences under state, local and non-U.S. tax laws.

Stockholder approval of the distribution is not required. You are not required to take any action to receive your Corteva common stock and you do not need to pay any consideration or surrender or exchange your DowDuPont shares to receive your Corteva common stock.

Immediately following the distribution, you will own shares in both New DuPont and Corteva. We have applied to have Corteva’s common stock listed on the NYSE under the symbol “CTVA.”

The enclosed information statement is being made available to all DowDuPont stockholders who held shares of DowDuPont common stock as of the record date for the distribution of Corteva common stock. This statement describes the distribution in detail and contains important information about DowDuPont, Corteva and the distribution. We urge you to read the information statement carefully.

We want to thank you for your continued support of DowDuPont, and we look forward to your support of Corteva in the future.

Sincerely,

Edward D. Breen Chief Executive Officer DowDuPont Inc.

Dear Corteva Shareholder:

Corteva combines the DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection businesses to create a pure-play agriculture company. We are recognized by farmers as a leader in the seed and crop protection markets globally. Our seed platform develops and supplies high quality germplasm combined with advanced traits to produce higher yields for farmers around the world. Our crop protection platform supplies products to protect crop yields against weeds, insects and disease, enabling farmers to achieve optimal results. The combination of these leading platforms creates one of the broadest portfolios of agriculture solutions in the industry, fueling farmer productivity in more than 140 countries and generating pro forma annual sales of $14.1 billion for the year ended December 31, 2018. Our strategy is to provide farmers with the right mix of innovative seeds, crop protection and digital solutions to maximize their yields and improve their profitability, while strengthening customer relationships and ensuring an abundant food supply for a growing global population. We also have the opportunity, through our merger, to drive synergy benefits totaling nearly $1.7 billion, including approximately $1.2 billion in cost synergies and $500 million in growth synergies. Our synergy project, along with our ongoing productivity efforts, are aimed at achieving a best-in-class cost structure versus our peers, as well as a sharper focus on the customer.

We expect to create shareholder value by continuing to advance our science-based innovation focused on delivering a wide range of improved products and services to our customers. Through our merger of the Historical DuPont and Historical Dow innovations pipelines, we have created one of the broadest and most productive new product pipelines in the agriculture industry. We intend to leverage our rich heritage of over 275 combined years of scientific achievement to advance our robust innovation pipeline and continue to shape the future of responsible agriculture. We intend to launch 21 new products, balanced between seeds and crop protection, between 2017 and 2021, including the U.S. launch of Enlist E3™ soybeans for 2019 planting and Qrome® corn products. New products are crucial to solving farmers’ productivity challenges amid a growing global population while addressing natural resistance, regulatory changes, safety requirements and competitive dynamics. Our investment in technology-based and solution-based product offerings allow us to meet farmers’ evolving needs while ensuring that our investments generate sufficient returns. Meanwhile, through our unique routes to market, we continue to work face-to-face with farmers around the world to deeply understand their needs.

We have applied to have Corteva common stock listed on the NYSE under the symbol “CTVA” in connection with the distribution of our company’s common stock by DowDuPont.

We believe Corteva will be a unique company in the agriculture industry, with a global footprint, broad product offerings, a lean cost structure and an advantaged route to market that provides unmatched customer access. We strive to make an impact for our customers, while focusing on five priorities for shareholder value creation: (1) instill a strong culture, (2) drive disciplined capital resource allocation, (3) develop innovative solutions, (4) attain best-in-class cost structure and (5) deliver above market growth. We invite you to learn more about Corteva by reviewing the enclosed information statement. We hope it conveys our excitement and allows you to understand our plans to stand and spin Corteva successfully this year. We look forward to our future as an independent, publicly traded company and to your support as a shareholder of Corteva common stock.

Sincerely,

James C. Collins, Jr. Chief Executive Officer

Preliminary and Subject to Completion, dated March 19, 2019

INFORMATION STATEMENT

Corteva, Inc.

Common Stock, Par Value $0.01 Per Share

This information statement is being furnished to the holders of common stock of DowDuPont Inc. (“DowDuPont”) in connection with the distribution of shares of common stock of Corteva, Inc. (“Corteva”). Corteva is a wholly owned subsidiary of DowDuPont that, at the time of the distribution, will hold DowDuPont’s agriculture business. DowDuPont will distribute all the outstanding shares of Corteva common stock on a pro rata basis to its common stockholders.

Corteva is organized as a corporation under the laws of the State of Delaware.

For every share of DowDuPont common stock held of record by you as of the close of business on                  , 2019, the record date for the distribution, you will receive                  shares of Corteva common stock. No fractional shares of Corteva common stock will be issued. Instead, you will receive cash in lieu of any fractional shares. As discussed under “The Distribution—Trading Between the Record Date and Distribution Date,” if you sell your DowDuPont common stock in the “regular-way” market after the record date and before the separation and distribution, you will also be selling your right to receive shares of Corteva common stock in connection with the separation and distribution. We expect the shares of Corteva common stock to be distributed by DowDuPont to you on June 1, 2019. We refer to the date of distribution of Corteva common stock as the “distribution date.” After the distribution, we will be an independent, publicly traded company.

No vote of DowDuPont stockholders is required to effect the distribution. Therefore, you are not being asked for a proxy to vote on the separation or the distribution, and you are requested not to send us a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of DowDuPont common stock or take any other action to receive your shares of Corteva common stock.

The distribution is intended to be tax-free to DowDuPont stockholders for United States federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is subject to the satisfaction or waiver by DowDuPont of certain conditions, including the receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to DowDuPont and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. Cash received in lieu of any fractional shares of DowDuPont common stock will generally be taxable to you.

DowDuPont currently owns all the outstanding shares of Corteva. Accordingly, there is no current trading market for Corteva common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as the trading day prior to the record date for the distribution, and we expect “regular-way” trading of Corteva common stock to begin on the distribution date (or, if the distribution date is not a trading day, the first trading day after the distribution date). Corteva has applied to have its common stock authorized for listing on the New York Stock Exchange (the “NYSE”) under the symbol “CTVA.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 29.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                 , 2019

Notice of Internet Availability with instructions for how to access this information statement is first being mailed to DowDuPont stockholders on or about                 , 2019.

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation and distribution or other information that may be important to you. To better understand the separation, distribution and our business and financial position, you should carefully review this entire information statement.

Unless otherwise indicated or the context otherwise requires, references in this information statement to:

•	“Business Realignment” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation;”

•	“distribution” refers to the transaction in which DowDuPont will distribute to its stockholders all of the then issued and outstanding shares of Corteva common stock;

•	“distribution date” refers to the date of the distribution, which is expected to be on June 1, 2019;

•

“Corteva,” “we,” “us,” “our” and “the Company” refer to Corteva Parent and its consolidated subsidiaries (including EID) after giving effect to the Internal Reorganization and Business Realignment, resulting in Corteva Parent holding the agriculture business of DowDuPont;

•	“Corteva common stock” refers to the shares of common stock, par value $0.01 per share, of Corteva Parent;

•	“Corteva Parent” refers to Corteva, Inc., the newly formed holding company for DowDuPont’s agriculture business;

•

“Dow” refers to Dow Parent and its consolidated subsidiaries (including TDCC) after giving effect to the Internal Reorganization and Business Realignment, resulting in Dow Parent holding the materials science business of DowDuPont;

•	“Dow AgroSciences” refers to the agriculture business of Historical Dow;

•	“Dow Parent” refers to Dow Inc., the newly formed holding company for DowDuPont’s materials science business;

•	“DowDuPont” refers to DowDuPont Inc., a Delaware corporation, and its consolidated subsidiaries, prior to the distribution of Corteva;

•	“DowDuPont stockholders” refers to holders of record of the common stock of DowDuPont in their capacity as such;

•	“EID” refers to E. I. du Pont de Nemours and Company, exclusive of its subsidiaries;

•	“Historical Dow” refers to TDCC and its consolidated subsidiaries prior to the Business Realignment;

•	“Historical DuPont” refers to EID and its consolidated subsidiaries prior to the Business Realignment;

•	“Internal Reorganization” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation;”

•

“New DuPont” refers to DowDuPont and its consolidated subsidiaries, following the distribution of Corteva, at which time New DuPont will hold the specialty products business of DowDuPont and is expected to be renamed “                ;”

•	“record date” refers to , 2019, the date set by the DowDuPont board of directors to determine the DowDuPont stockholders eligible to receive the distribution of Corteva common stock;

•	“separation” refers to the transaction in which Corteva will be separated from DowDuPont; and

•	“TDCC” refers to The Dow Chemical Company, exclusive of its subsidiaries.

Unless otherwise indicated or the context otherwise requires, this information statement describes Corteva as if the Internal Reorganization and Business Realignment have been completed and as if Corteva held the agriculture business of DowDuPont during all periods described. As a result, references in this information statement to Corteva’s historical assets, liabilities, products, businesses or activities are generally references to the applicable assets, liabilities, products, business or activities of Historical DuPont and Historical Dow on a pro forma basis as if the Internal Reorganization and Business Realignment had already occurred and Corteva was a standalone company holding DowDuPont’s agriculture business. See the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation” for further information.

You should carefully read this entire information statement, which forms a part of the registration statement on Form 10 (the “Form 10”), as well as the financial information contained in Historical DuPont’s annual financial statements, and the audited annual combined financial statements of Dow AgroSciences, which are incorporated by reference herein and filed as Exhibits 99.2 and 99.3, respectively, to the Form 10 of which this information statement forms a part. Some of the statements in this information statement constitute forward-looking statements. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

Trademarks indicated by use of the symbols ® or ™ are trademarks of Historical DuPont, Pioneer, Dow AgroSciences or their affiliated companies or respective owners.

MERGER, INTENDED SEPARATIONS, REORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

Merger

DowDuPont is a Delaware corporation that was formed on December 9, 2015, for the purpose of effecting the all-stock merger of equals transaction between Historical DuPont and Historical Dow. On August 31, 2017, Historical DuPont and Historical Dow each merged with wholly owned subsidiaries of DowDuPont and, as a result, became subsidiaries of DowDuPont (the “Merger”). Upon completion of the Merger, each share of EID Preferred Stock—$4.50 Series and EID Preferred Stock—$3.50 Series (collectively, the “EID Preferred Stock”) issued and outstanding immediately prior to 11:59 pm Eastern Time on August 31, 2017 (the “Effective Time of the Merger”) remained issued and outstanding and was unaffected by the Merger.

Intended Separations

Prior to the Merger, Historical DuPont and Historical Dow were each publicly traded companies that were listed on the NYSE, with Historical DuPont operating a global business that included agriculture, electronics and communications, industrial biosciences, nutrition and health, performance materials and protection solutions segments, and Historical Dow operating a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals and performance plastics segments. In connection with the signing of the agreement and plan of merger for the Merger (the “merger agreement”), Historical DuPont and Historical Dow announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three independent publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

Internal Reorganization

In furtherance of DowDuPont’s planned separation into three independent, publicly traded companies, prior to, but in connection with, the separation and distribution, Historical DuPont and Historical Dow will undertake a series of internal reorganization transactions to align their respective businesses into three subgroups: agriculture, materials science and specialty products. DowDuPont has also formed two wholly owned subsidiaries: Corteva Parent, to serve as a holding company for its agriculture business, and Dow Parent, to serve as a holding company for its materials science business. Following the distribution of Dow (which is expected to precede the distribution of Corteva), DowDuPont, as the remaining company, will continue to hold the agriculture and specialty products businesses. DowDuPont is then expected to complete the distribution of Corteva, resulting in it holding the specialty products business of DowDuPont and being renamed “                .”

This series of reorganization transactions, which we refer to as the “Internal Reorganization,” will involve:

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the transfer or conveyance by Historical DuPont of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business to legal entities that remain with us following the Business Realignment, (ii) aligned with DowDuPont’s specialty products business (including Historical DuPont’s specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment and (iii) aligned with DowDuPont’s materials science business (including Historical DuPont’s ethylene and ethylene copolymers business (other than its ethylene acrylic elastomers business)) to legal entities that will be subsidiaries of Dow following the Business Realignment; and

•

the transfer or conveyance by Historical Dow of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business (including Historical Dow’s agriculture business) to legal entities that will be our subsidiaries following the Business Realignment (although certain transfers and conveyances to us may occur after the Business Realignment but prior to the distribution of Dow), (ii) aligned with DowDuPont’s specialty products business (including those portions of Historical Dow’s business that are aligned with the specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment (though certain transfers and conveyances to legal entities that will be subsidiaries of New DuPont may occur after the Business Realignment but prior to the distribution of Dow) and (iii) aligned with DowDuPont’s materials science business to legal entities that will remain with Dow.

Following the Internal Reorganization, Historical DuPont and Historical Dow will then transfer or convey among us, Dow and legal entities that will be subsidiaries of New DuPont all of the equity interests of the applicable subsidiaries such that, in addition to any assets and liabilities allocated to us, Dow and New DuPont pursuant to the separation agreement, we will hold the assets and liabilities related to DowDuPont’s agriculture business, Dow will hold the assets and liabilities related to DowDuPont’s materials science business and the legal entities that will comprise New DuPont will hold the assets and liabilities related to DowDuPont’s specialty products business. These transfers and conveyances, which we refer to in this information statement as the “Business Realignment,” will include:

•

the transfer or conveyance of Historical DuPont’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Dow or New DuPont to Dow or the legal entities that will comprise New DuPont (although certain transfers and conveyances to legal entities that will comprise New DuPont may occur after the Business Realignment but prior to our expected distribution), as applicable; and

•

the transfer or conveyance of Historical Dow’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of us or New DuPont to us or the legal entities that will comprise New DuPont, as applicable.

As a result of the Internal Reorganization and Business Realignment, at the time of the separation and distribution, Corteva Parent will hold all the outstanding common stock of EID. EID will continue to be a subsidiary of Corteva Parent and will remain a reporting issuer with the U.S. Securities and Exchange Commission (the “SEC”). The EID Preferred Stock will be unaffected by the separation and distribution.

The diagrams below depict DowDuPont’s organizational structure after the Merger, DowDuPont’s anticipated organizational structure after the Internal Reorganization and Business Realignment and Corteva’s anticipated organizational structure following its distribution. These diagrams are provided for illustrative purposes only and do not purport to represent all legal entities within the organizational structure of DowDuPont or Corteva, as applicable.

DowDuPont Post-Merger

DowDuPont Post-Internal Reorganization and Business Realignment

Corteva Post-Distribution

For further information, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement.”

Financial Statement Presentation

This information statement generally describes Corteva as if the Internal Reorganization and Business Realignment have already been completed and Corteva holds the agriculture business of DowDuPont that it will hold at the time of the distribution. Accordingly, this information statement includes an unaudited pro forma consolidated balance sheet for Corteva as well as unaudited pro forma consolidated statements of income for Corteva, which present our financial position and results of operations to give pro forma effect to the Merger, the Internal Reorganization, the Business Realignment, the distribution of all the common stock of Corteva, and the other transactions described under “Unaudited Pro Forma Combined Financial Statements.” The unaudited pro forma combined financial statements are presented for illustrative purposes only and should not be viewed as an indication of current or future results of operations, financial position or cash flows as if Corteva had been a separate, standalone company holding DowDuPont’s agriculture business during the periods presented.

This information statement also includes certain historical consolidated financial information related to, and discusses the results of operations, financial condition and business of, Historical DuPont. For example, the historical financial statements incorporated by reference herein reflect Historical DuPont’s business as it has been conducted prior to the Internal Reorganization and Business Realignment. These financial statements therefore reflect the business of Historical DuPont, which includes those portions of Historical DuPont’s business that form part of DowDuPont’s materials science business that will be transferred to Dow and those portions of Historical DuPont’s business that form part of DowDuPont’s specialty products business that will ultimately remain with New DuPont. The financial statements also do not reflect the portions of Historical Dow’s business related to DowDuPont’s agriculture business that will be transferred to us. As such, Historical DuPont’s financial information and results are not representative of the financial results that we would have achieved as a separate, publicly traded company holding DowDuPont’s agriculture business nor indicative of the results we expect for any future period. Information in this information statement that does not reflect Corteva as it will be comprised at the time of the separation and distribution is generally identified by reference to “Historical DuPont.” For further information, see the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Corteva Parent is a wholly owned subsidiary of DowDuPont that was formed on March 16, 2018 to serve as a holding company for Corteva. Corteva Parent has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

INFORMATION STATEMENT SUMMARY

Distributing Company

DowDuPont is a holding company comprised of Historical DuPont and Historical Dow. DowDuPont conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction. DowDuPont has approximately 98,000 employees.

In connection with the signing of the merger agreement, Historical DuPont and Historical Dow announced their intention, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, to separate DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

The distribution of Dow, which at the time of its distribution will hold DowDuPont’s materials science business, is expected to be the first of the two distributions to effectuate DowDuPont’s plan to separate into three strong, independent, publicly traded companies. Following the distribution of Dow, the remaining company, which will hold DowDuPont’s agriculture and specialty products business, is expected to then complete, subject to the approval of its board of directors, the distribution of Corteva, which will hold the assets and liabilities associated with DowDuPont’s agriculture business, resulting in New DuPont holding the specialty products business of DowDuPont. The separation of Corteva is expected to be completed on June 1, 2019 through the distribution to DowDuPont stockholders of all issued and outstanding shares of Corteva common stock.

The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges, and is the best available opportunity to unlock the value of DowDuPont’s businesses.

Our Company

Corteva combines the DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection businesses to create a stronger global provider of agricultural products. We are recognized by farmers as a leader in the seed and crop protection markets globally. Our seed platform develops and supplies high quality germplasm combined with advanced traits to produce higher yields for farmers around the world. Our crop protection platform supplies products to protect crop yields against weeds, insects and disease enabling farmers to achieve optimal results. The combination of these leading platforms creates one of the broadest portfolios of agriculture solutions in the industry, fueling farmer productivity in more than 140 countries and generating pro forma annual sales of $14.1 billion for the year ended December 31, 2018. Our strategy is to provide farmers with the right mix of seeds, crop protection and digital solutions to maximize their yields and improve their profitability, while strengthening customer relationships and ensuring an abundant food supply for a growing global population. We have the opportunity to enhance our returns by completing the delivery of nearly $1.7 billion from merger-related synergies, including approximately $1.2 billion in cost synergies and $500 million in growth synergies. Our goal is to achieve a best-in-class cost structure, versus our peers, creating a lean organization more focused on the customer.

We will operate in two reportable segments: seed and crop protection. Our seed segment is a global leader in developing and supplying advanced germplasm and traits that produce optimum yield for farms around the world. We are a leader in many of our key seed markets, including North America corn and soybeans, Europe corn and sunflower, as well as Brazil, India, South Africa and Argentina corn. We offer trait technologies that improve resistance to weather, disease, insects and weeds, and trait technologies that enhance food and nutritional characteristics. We also provide digital solutions that assist farmer decision-making with a view to optimize product selection and, ultimately, maximize yield and profitability. We compete in a wide variety of agricultural markets. Our crop protection segment serves the global agricultural input industry with products that protect against weeds, insects and other pests, and disease, and that improve overall crop health both above and below ground via nitrogen management and seed-applied technologies. We are a leader in global herbicides, insecticides, below-ground nitrogen stabilizers and pasture and range management herbicides.

We expect to create shareholder value by continuing to work to achieve a best-in-class cost structure versus our peers (as further explained in the section entitled “Business—Our Company”) while advancing our science-based innovation, which is focused on delivering a wide range of improved products and services to our customers. Through our merger of the Historical DuPont and Historical Dow innovations pipelines, we have created one of the broadest and most productive new product pipelines in the agriculture industry. We intend to leverage our rich heritage of over 275 combined years of scientific achievement to advance our robust innovation pipeline and continue to shape the future of responsible agriculture. We intend to launch 21 new products, balanced between seeds and crop protection, between 2017 and 2021. New products are crucial to solving farmers’ productivity challenges amid a growing global population while addressing natural resistance, regulatory changes, safety requirements and competitive dynamics. Our investments in technology-based and solution-based product offerings allow us to meet farmers’ evolving needs while ensuring that our investments generate sufficient returns. Meanwhile, through our unique routes to market, we continue to work face-to-face with farmers around the world to deeply understand their needs.

Our Strengths

We believe the following attributes provide us with a competitive advantage in our industry:

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Leadership position in key markets. We are a leader in many of our key seed markets, including North America corn and soybeans, Europe corn and sunflower, as well as Brazil, India, South Africa and Argentina corn. We are also a crop protection market leader in global herbicides, insecticides, biologics, below-the-ground nitrogen stabilizers and pasture and range management herbicides.

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Strong customer relationships. We are a trusted partner in the global agriculture and food community, having earned the confidence of those who produce as well as those who consume. Our combination of market penetration, strong brand portfolio and robust germplasm allows us to serve as a trusted partner addressing a wide range of farmer needs in all major geographic regions and in many major crops.

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Holistic solutions for farmers. We deliver a complete end-to-end farm management solution with integrated seed and crop protection offerings that provide farmers with an integrated approach to crop management. Through the combination of Historical DuPont’s and Historical Dow’s complementary seed and crop protection portfolios, we are now able to serve farmers year-round, offering products covering more than 100 crops that give farmers expanded choice and greater value.

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Enhanced seed and crop protection pipelines. We have historically invested and will continue to invest significant funds in research and development. By integrating the Historical DuPont and Historical Dow pipelines, we have created one of the broadest and most innovative pipelines in the agricultural input industry.

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Deep industry expertise. We have a strong management team that combines in-depth industry experience and demonstrated leadership. Our leadership team represents leaders from both Historical DuPont and Historical Dow as we retained the top talent during the Merger and separation process.

Our Strategy

Our strategy is to combine our proven innovation capability with our unmatched customer access to provide farmers with a portfolio of products that enable continued improvements in yield and profitability, while improving environmental sustainability. We plan to leverage the work already done by DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection, while enhancing their existing strategies, operating priorities and business focus through a more streamlined, efficient and focused operating structure. We also continue to believe that by operating as a pure play agriculture business, we can be more sharply focused on the needs of farmers and instill a culture that best supports our strategy.

To drive industry-leading value creation, we will continue to pursue the following five priorities:

•	Instill a strong, performance-based, inclusive, customer-centric culture.

•	Drive disciplined capital and resource allocation with a strong focus on return on invested capital.

•	Develop innovative solutions that improve farmer productivity and global food security.

•	Work to attain a best-in-class cost structure.

•	Deliver above-market growth via our robust new product pipeline and best-in-class routes to market.

More broadly, we believe the following key pillars will enable us to create significant value for our customers while delivering strong financial returns to our shareholders:

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Developing and launching new offerings that address market needs by continuing to leverage our robust pipeline to introduce new proprietary seed traits and crop protection formulations that anticipate and meet evolving customer needs.

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Utilizing our multi-channel and multi-brand capabilities to drive profitable growth by strategically aligning our brands and capabilities across different sales channels and creating a comprehensive multi-channel, multi-brand strategy.

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Continuing to develop and maintain close connections with our customers by working closely with farmers throughout the entire growing season to ensure all their seed and crop protection needs are anticipated and satisfied.

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Focusing on operational excellence by integrating our operations and continuing to drive operating efficiencies, enabling a streamlined, efficient and focused organization while working to achieve a best-in-class cost structure and creating a strong culture based on productivity.

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Furthering our commitment to sustainable and responsible agriculture by focusing on integrating sustainability criteria early in the product discovery and development phases as well as promoting the development of responsible solutions focused on reducing the environmental impact of agriculture over time.

Risks Associated with Our Business

An investment in Corteva common stock is subject to several risks, including the following:

•	We participate in an industry that is highly competitive and has undergone consolidation, which could increase competitive pressures.

•	The successful development and commercialization of our pipeline products will be necessary for our growth.

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We may not be able to obtain or maintain the necessary regulatory approvals for some of our products, including our seed and crop protection products, which could restrict our ability to sell those products in some markets.

•	Enforcing our intellectual property rights, or defending against intellectual property claims asserted by others, could adversely affect our business, results of operations and financial condition.

•	Our business may be adversely affected by competition from manufacturers of generic products.

•	The costs of complying with evolving regulatory requirements could negatively impact our business, results of operations and financial condition.

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The degree of public understanding and acceptance or perceived public acceptance of our biotechnology and other agricultural products and technologies can affect our sales and results of operations by affecting planting approvals, regulatory requirements and customer purchase decisions.

•	As a result of our current and past operations, as well as the discontinued and divested businesses and operations of Historical DuPont, we could incur significant environmental liabilities.

•	Our results of operations could be adversely affected by litigation and other commitments and contingencies.

•	Changes in agricultural and related policies of governments and international organizations may prove unfavorable.

The above list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

The Separation and Distribution

The separation and distribution of Corteva is the second step in DowDuPont’s intended separation of its agriculture, materials science and specialty products divisions into three independent, publicly traded companies. The separation and distribution of Dow, which at the time of such distribution will hold DowDuPont’s materials science business, is expected to precede the separation and distribution of Corteva.

On                 , the DowDuPont board of directors approved the distribution of all the then issued and outstanding shares of common stock of Corteva Parent, the newly formed holding company for Corteva that at the time of the distribution will hold DowDuPont’s agriculture business, to DowDuPont stockholders on the basis of                 shares of Corteva common stock for every share of DowDuPont common stock held on                 , 2019, the record date for the distribution. As a result of the distribution, we will become an independent, publicly traded company. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

The distributions are subject to the satisfaction or waiver of certain conditions. The DowDuPont board of directors has the discretion to abandon one or both of the distributions and to alter the terms of each distribution. See the section entitled “The Distribution—Conditions to the Distribution.” As a result, Corteva cannot provide any assurances that either distribution will be completed.

Internal Reorganization

In advance of the distributions, DowDuPont will undertake the Internal Reorganization and Business Realignment so that (1) Dow will hold, directly or indirectly, DowDuPont’s materials science business; (2) we will hold, directly or indirectly, DowDuPont’s agriculture business; and (3) the legal entities that will comprise

New DuPont will hold, directly or indirectly, DowDuPont’s specialty products business. See the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement” for further discussion.

Corteva’s Relationship with New DuPont and Dow Following the Distribution

Substantially simultaneously with the distribution of Dow, we will enter into a separation and distribution agreement with DowDuPont (which will, after the separation of Corteva, become New DuPont) and Dow, which is referred to in this information statement as the “separation agreement,” to effect the separation (including the Internal Reorganization and Business Realignment) and provide a framework for our relationship with New DuPont and Dow after the separation and distribution. In connection with the separation and distribution, we will also enter into various other agreements with DowDuPont and Dow, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain other intellectual property, services, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among us, New DuPont and Dow of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including investments, property and employee benefits and tax-related assets and liabilities) attributable to the periods prior to, at and after Dow’s and our respective separations, and will govern certain relationships among us, New DuPont and Dow after the separation and distribution. In connection with the separation of Dow and us from DowDuPont, we will assume, and indemnify New DuPont and Dow for, certain liabilities including, among others, certain environmental liabilities and litigation liabilities relating to our business and the discontinued and divested businesses and operations of Historical DuPont. Most of these indemnification obligations are uncapped, and may include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities may be significant and could negatively impact our business, financial condition, results of operations and cash flows. For a discussion of these arrangements, including the indemnification arrangements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Our Relationship with New DuPont and Dow Following the Distribution.”

Regulatory Approvals

We must complete the necessary registration under U.S. federal securities laws of Corteva common stock to be issued in the distribution, as well as the applicable listing requirements of the NYSE for such shares.

Other than these requirements, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Corporate Information

Corteva Parent was organized in the State of Delaware on March 16, 2018 as Corteva, Inc. EID was founded in 1802 and was incorporated in the state of Delaware in 1915. The current address of Corteva’s principal executive offices is 974 Centre Road, Wilmington, Delaware 19805. Corteva can be contacted by calling (302) 774-1000.

SUMMARY OF THE SEPARATION AND DISTRIBUTION

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	DowDuPont Inc.

Distributed company	Corteva, Inc., a Delaware corporation and a wholly owned subsidiary of DowDuPont that will be the holding company for DowDuPont’s agriculture business. Following the distribution, Corteva will be an independent, publicly traded company.

Distribution ratio	Each DowDuPont stockholder will receive shares of Corteva common stock for every share of DowDuPont common stock held on , 2019, the record date for the distribution. DowDuPont stockholders may also receive cash in lieu of any fractional shares, as described below.

Distributed securities	In the distribution, DowDuPont will distribute to DowDuPont stockholders all of the then issued and outstanding shares of Corteva common stock. Following the separation and distribution, Corteva will be a separate company, and New DuPont will not retain any ownership in Corteva.

The actual number of shares of Corteva common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding on the record date.

Immediately following the distribution, DowDuPont stockholders will own shares in both Corteva and New DuPont.

Fractional shares	DowDuPont will not distribute any fractional shares of Corteva common stock. Instead, if you are a registered holder, Computershare Trust Company, N.A. (“Computershare”), the distribution agent, will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to each stockholder) who otherwise would have been entitled to receive a fractional share in the distribution. DowDuPont stockholders who receive cash in lieu of fractional shares will not be entitled to any interest on amounts paid in lieu of fractional shares. Any cash received in lieu of fractional shares generally will be taxable to DowDuPont stockholders as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on , 2019.

Distribution date	The distribution date is expected to be on June 1, 2019.

Distribution	On the distribution date, DowDuPont will issue shares of Corteva common stock to all DowDuPont stockholders as of the record date based on the distribution ratio. The shares of Corteva common stock will be issued electronically in direct registration or book-entry form and no certificates will be issued.

Commencing on or shortly following the distribution date, the distribution agent will mail to stockholders who hold their shares directly with DowDuPont (registered holders) a direct registration account statement that reflects the shares of Corteva common stock that have been registered in their name.

For shares of DowDuPont common stock that are held through a bank, the bank will credit the stockholder’s account with the Corteva common stock they are entitled to receive in the distribution.

DowDuPont stockholders will not be required to make any payment, to surrender or exchange their shares of DowDuPont common stock or to take any other action to receive their shares of Corteva common stock in the distribution.

If you are a DowDuPont stockholder on the record date and decide to sell your shares on or before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Corteva common stock in the distribution. Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Corteva common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Corteva common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will also be selling your right to receive Corteva common stock in the distribution.

Conditions to the distribution	The distribution is subject to the satisfaction of the following conditions, among other conditions described in this information statement:

•

The SEC having declared effective the Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement (or notice of interest availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of Corteva common stock on the NYSE having been approved, subject to official notice of issuance;

•

the DowDuPont board of directors having received an opinion from a nationally recognized independent appraisal firm, to the effect that, following the distribution, Corteva and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Corteva common stock;

•	the Internal Reorganization and Business Realignment as they relate to Corteva having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Corteva common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be members of our board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of us, DowDuPont and Dow and each of our or their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect, and no other event outside of DowDuPont’s control having occurred that prevents the consummation of the distribution;

•

the receipt by DowDuPont of an opinion of Skadden, in form and substance satisfactory to DowDuPont (in its sole discretion) (the “Tax Opinion”), substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes; and

•	the Internal Revenue Service (“IRS”) not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of these conditions does not create any obligation on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Stock exchange listing	We have applied to list the shares of Corteva common stock on the NYSE under the symbol “CTVA.”

We anticipate that as early as the trading day prior to the record date, trading in shares of Corteva common stock will begin on a “when-issued” basis and that this “when-issued” trading market will continue through the last trading day prior to the distribution date. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

Transfer agent	After the distribution, the transfer agent and registrar for Corteva common stock will be Computershare.

Corteva’s indebtedness	For additional information relating to our anticipated indebtedness following the separation and distribution, see the section entitled “Description of Material Indebtedness” included elsewhere in this information statement.

Risks relating to Corteva, ownership of Corteva common stock and the distribution	Our business is subject to both general and specific risks, including risks relating to our business, to our relationship with New DuPont and Dow following the separation and distribution and to us being a separate, publicly traded company. You should read carefully the section entitled “Risk Factors.”

Tax considerations	Assuming the distribution, together with certain related transactions, qualifies as a tax-free transaction for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code, no gain or loss will be recognized by DowDuPont stockholders, and no amount will be included in the income of a DowDuPont stockholder, upon the receipt of shares of Corteva common stock pursuant to the distribution. However, any cash payments made in lieu of fractional shares will generally be taxable to the stockholder. For a more detailed description, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Certain agreements with DowDuPont and Dow

Substantially simultaneously with the distribution of Dow, we will enter into the separation agreement with DowDuPont (which will, after the separation of Corteva, become New DuPont) and Dow to effect the separation and distribution and provide a framework for our relationship with New DuPont and Dow after the separation and distribution. We also intend to enter into various other agreements with DowDuPont and Dow, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain other intellectual property, services, supply and real-estate agreements. These agreements will provide, among other things, for the allocation among us, New DuPont and Dow of the assets, liabilities and obligations of DowDuPont (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Dow’s and our respective separations from DowDuPont and will govern certain relationships among us, New DuPont and Dow. For a discussion of these arrangements, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution.”

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Corteva and why is DowDuPont separating its agriculture business and distributing Corteva common stock?	Prior to the completion of the Merger on August 31, 2017, each of Historical DuPont and Historical Dow was a standalone, publicly traded company. Historical DuPont operated a global business that included agriculture, electronics and communications, industrial biosciences, nutrition and health, performance materials and protection solutions segments. Historical Dow operated a global business that included agriculture sciences, consumer solutions, infrastructure solutions, performance materials and chemicals and performance plastics segments.

As a result of the Merger, each of Historical DuPont and Historical Dow became a subsidiary of DowDuPont. In connection with their entry into the merger agreement, Historical DuPont and Historical Dow announced their intention to pursue the separation of DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses, subject to the approval of the DowDuPont board of directors and any required regulatory approvals.

The separation of DowDuPont’s agriculture business, Corteva, is the second step in this process and is expected to be preceded by the distribution of Dow, DowDuPont’s materials science business. In connection with the separation of DowDuPont’s businesses, DowDuPont will undertake the Internal Reorganization and Business Realignment, such that, at the time of distribution, Corteva will hold, directly or indirectly, DowDuPont’s agriculture business. Corteva Parent is a newly formed holding company for Corteva and the separation will be effected by way of a pro rata dividend of Corteva common stock to DowDuPont stockholders. Following the separation and distribution, Corteva will be a separate company, and the remaining company will not retain any ownership interest in Corteva.

The separations of Dow and us from DowDuPont and the distributions of Dow common stock and Corteva common stock are each intended to provide DowDuPont stockholders with equity investments in separate companies that will be able to focus their respective businesses, with Corteva being a leading, pure-play agriculture company. The separations are expected to enhance the long-term performance of each business for the reasons discussed in the sections entitled “The Distribution—Background of the Distribution” and “The Distribution—Reasons for the Separation and Distribution.”

Why am I receiving this document?	We are making this document available to you because you are a DowDuPont stockholder as of the close of business on ,

2019, the record date for the distribution. As a DowDuPont stockholder as of the record date, you are entitled to receive                 shares of Corteva common stock for every share of DowDuPont common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in DowDuPont and your investment in Corteva after the separation.

What are the reasons for the separation?	The DowDuPont board of directors believes that the separation of DowDuPont into three, independent, publicly traded companies through the separation of DowDuPont’s agriculture, materials science and specialty products businesses is in the best interests of DowDuPont and its stockholders and is the best available opportunity to unlock the value of DowDuPont’s business.

The DowDuPont board of directors, in consultation with its advisory committees (as described in the section entitled “The Distribution—Background of the Distribution”), considered a wide variety of factors in evaluating the planned separations and distributions and in deciding to proceed with the distributions, including the risk that one or more of the distributions is abandoned and not completed. Among other things, the DowDuPont board of directors and its advisory committees considered the following potential benefits of the separations and distributions:

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Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

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Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its industry and markets. It is believed that, over time following the completion of the separations, the aggregate market value of Corteva, Dow and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

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Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Corteva, a leading global agricultural company with one of the most comprehensive and diverse portfolios in the industry; Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

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Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separations, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

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Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

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Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

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Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

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Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of DowDuPont’s businesses prior to the separations and distributions, and the potential inability to realize the anticipated benefits of the separations.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and each distribution outweighed the potentially negative factors in connection therewith. For more information, see the sections entitled “The Distribution—Reasons for the Separation and Distribution” and “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three separate publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

Why is the separation of Corteva structured as a distribution?	DowDuPont currently believes the separation by way of distribution is the most efficient way to separate its agriculture business from DowDuPont for various reasons, including that a separation will (i) offer a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; (ii) provide a high degree of assurance that decisions regarding Corteva’s capital structure will align with its business objectives and provide the continued financial flexibility and financial stability to support its long-term growth and generate stockholder returns; and (iii) generally be a tax-free distribution of shares of Corteva common stock to DowDuPont stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). DowDuPont believes that a tax-free separation will enhance the value of both DowDuPont and Corteva. See the section entitled “The Distribution—Reasons for the Separation and Distribution.”

What do I have to do to participate in the distribution?

You are not required to take any action to receive your Corteva common stock, although you are urged to read this entire document carefully. No approval of the distribution by DowDuPont stockholders is required and DowDuPont is not seeking your approval. Therefore, Corteva is not asking you for a proxy to vote on the separation or the distribution, and Corteva requests that you do not send Corteva a proxy. You will not be required to pay anything for the shares of Corteva common stock you will receive in the distribution nor will you be required to surrender or exchange any shares of DowDuPont common stock to participate in the distribution. For more detailed information on the treatment of fractional shares, see “—How will fractional shares be treated in the distribution?”

What is the record date for the distribution?	DowDuPont will determine record ownership as of the close of business on , 2019, which we refer to as the “record date.”

What will happen to my shares of EID Preferred Stock?	Nothing. EID will continue to be a subsidiary of Corteva Parent and will remain a reporting issuer with the SEC. The EID Preferred Stock will be unaffected by the separation and distribution.

What will I receive in distribution?	If you hold DowDuPont common stock as of the record date, on the distribution date you will receive shares of Corteva common stock for every share of DowDuPont common stock you held on the record date, as well as a cash payment in lieu of any fractional shares (as discussed below). You will receive only whole shares of Corteva common stock in the distribution. For a more detailed description, see the section entitled “The Distribution.”

How will fractional shares be treated in the distribution?	No fractional shares of Corteva common stock will be distributed. Consequently, you will not receive any fractional shares of Corteva common stock and instead will receive a cash payment in lieu of any fractional shares you would otherwise have been entitled to receive in the distribution.

DowDuPont has engaged Computershare as its distribution agent. The distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and will sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to such stockholder). You will not be entitled to any interest on the amount of payment made to you in lieu of fractional shares.

Will the number of DowDuPont shares I own change as a result of the distribution?	No, the number of shares you own will not change as a result of the distribution. Immediately following the distribution, you will hold the same number of shares of DowDuPont (which will, after the separation of Corteva, become New DuPont) that you held immediately prior to the distribution. Your proportionate interest will also not change, so you will own the same proportionate amount of New DuPont immediately following the separation and distribution that you owned of DowDuPont immediately prior to the separation and distribution.

How many shares of Corteva common stock will be distributed?	The actual number of shares of Corteva common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding on the record date. The shares of Corteva common stock that are distributed will constitute all the then issued and outstanding shares of Corteva common stock immediately prior to the distribution and DowDuPont (which will, after the separation of Corteva, become New DuPont) will not retain any ownership interest in Corteva following the distribution. For a more detailed description, see the section entitled “Description of Our Capital Stock.”

When will the distribution occur?	It is expected that the distribution will be effected prior to the opening of trading on the distribution date, subject to the satisfaction or waiver of certain conditions. On or shortly after the distribution date, the whole shares of Corteva common stock will be credited in book-entry accounts for each stockholder entitled to receive the shares of Corteva common stock in the distribution. We expect DowDuPont’s distribution agent to take approximately two weeks after the distribution date to fully distribute to stockholders any cash they are entitled to receive in lieu of fractional shares. See “—How will I receive my shares of Corteva common stock?” for more information.

If I sell my shares of DowDuPont common stock on or before the distribution date, will I still be entitled to receive shares of Corteva common stock in the distribution?	If you are a DowDuPont stockholder on the record date and decide to sell your shares before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Corteva common stock in the distribution. Beginning on or shortly before the record date and continuing through the distribution, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Corteva common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Corteva common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you are also selling your right to receive Corteva common stock in the distribution.

You should discuss these alternatives with your bank, broker or other nominee. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

How will I receive my shares of Corteva common stock?	Registered stockholders: If you are a registered stockholder (meaning you own your shares of DowDuPont common stock directly through an account with DowDuPont’s transfer agent, Computershare), the distribution agent will credit the whole shares of Corteva common stock you receive in the distribution to your book-entry account with our transfer agent on or shortly after the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of Corteva common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holding the shares of Corteva common stock at Computershare using the same credentials that you use to access your DowDuPont account. You may also contact Computershare at .

Beneficial stockholders: If you own your shares of DowDuPont common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of Corteva common stock you receive in the distribution on or shortly after the distribution date. Your bank, broker or other nominee will also be responsible for transmitting to you any cash payment you are entitled to receive in lieu of fractional shares. Please contact your bank, broker or other nominee for further information about your account and the payment of any cash you are entitled to receive in lieu of fractional shares.

The shares of Corteva common stock will not be certificated. As a result, no physical stock certificates will be issued to any stockholders. See the section entitled “The Distribution—When and How You Will Receive the Distribution” for a more detailed explanation.

What are the conditions to the distribution?	The distribution is subject to several conditions, including, among others:

•

the SEC having declared effective the Form 10 under the Exchange Act, no stop order relating to the Form 10 being in effect (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no proceedings seeking such stop order is pending before or threatened by the SEC and this information statement (or a notice of availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of Corteva common stock on the NYSE having been approved, subject to official notice of issuance;

•

the DowDuPont board of directors having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, we and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Corteva common stock;

•	the Internal Reorganization and Business Realignment as they relate to us having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Corteva common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be the members of our board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of us, DowDuPont and Dow and each of our and their applicable subsidiaries having entered into all ancillary agreements to which it and/or such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect, and no other event outside of DowDuPont’s control having occurred that prevents the consummation of the distribution;

•	the receipt by DowDuPont of the Tax Opinion; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of these conditions does not create any obligation on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date

Can DowDuPont decide to cancel the distribution even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction of certain conditions. See the section entitled “The Distribution—Conditions to the Distribution.” Even if all such conditions are met, DowDuPont has the ability, in its sole discretion, not to complete the distribution if, at any time prior to the distribution, the DowDuPont board of directors determines, in its sole discretion, that the distribution is not in the best interests of DowDuPont or its stockholders, that a sale or other alternative is in the best interests of DowDuPont or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the agriculture business from DowDuPont.

What are the U.S. federal income tax consequences of the distribution to me?	The distribution is conditioned on the continued validity of the IRS Ruling, which DowDuPont has received from the IRS, and the receipt of the Tax Opinion, in form and substance acceptable to DowDuPont, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Corteva common stock pursuant to the distribution. However, any cash payments made instead of fractional shares will generally be taxable to you. For a more detailed description, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

How will the distribution affect my tax basis in my shares of DowDuPont common stock?	Assuming that the distribution is tax-free to DowDuPont stockholders (except for taxes related to any cash received in lieu of fractional shares), your tax basis in the DowDuPont common stock held by you immediately prior to the distribution will be allocated between your shares of DowDuPont common stock and the Corteva common stock that you receive in the distribution in proportion to the relative fair market values of each immediately following the distribution. For a more detailed description, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Will my shares of DowDuPont common stock continue to trade following the distribution?	Your DowDuPont common stock, which will now represent ownership of New DuPont, will continue to trade on the NYSE.

How will the distributions affect the operations of DowDuPont?	It is expected that after the distribution of Corteva, DowDuPont will be renamed “ .” The remaining company will continue to operate the specialty products business of DowDuPont.

How will Corteva common stock trade?	Corteva common stock will trade on the NYSE under the symbol “CTVA.”

We anticipate that trading in Corteva common stock will begin on a “when-issued” basis as early as the trading day prior to the record date for the distribution and will continue through the last trading day prior to the distribution date. When-issued trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. When-issued trades generally settle within two days after the distribution date. On the distribution date (or, if the distribution date is not a trading day, the first trading day after the distribution date), any when-issued trading of Corteva common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.” We cannot predict the trading prices for Corteva common stock before, on or after the distribution date.

What indebtedness will Corteva have following the separation?	At the time of the separation, we expect to have approximately $ billion of indebtedness. See the sections entitled “Description of Material Indebtedness” and “Unaudited Pro Forma Combined Financial Information” for more information.

Will the separations affect the trading price of my DowDuPont common stock?	We expect the trading price of shares of New DuPont common stock immediately following the distribution to be lower than the trading price of DowDuPont common stock immediately prior to the distribution because the trading price will no longer reflect the value of the agriculture business. Furthermore, until the market has fully analyzed the value of New DuPont without Corteva and Dow (whose distribution is expected to precede ours) and the value of Corteva or Dow as standalone companies, the trading price of shares of all three companies may fluctuate. There can be no assurance that, following the distributions, the combined trading prices of the common stock of us, Dow and New DuPont will equal or exceed what the trading price of DowDuPont common stock would have been in the absence of DowDuPont’s pursuit of the separations, and it is possible the aggregate equity value of the three independent companies will be less than DowDuPont’s equity value prior to the distribution of Dow and us.

Are there risks associated with owning shares of Corteva common stock?	Yes. Our business is subject to both general and specific risks, including risks relating to our business, our relationship with New DuPont and Dow following the separation and distribution and of us being a separate, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this information statement.

Does Corteva intend to pay cash dividends?	We expect that we will pay a quarterly dividend following the distribution beginning in the third quarter of 2019 (as DowDuPont’s dividends for the first two quarters of 2019 included amounts attributable to Corteva). Corteva is targeting a competitive dividend policy and expects to declare dividends of approximately 25-35% of annual net income. We intend to issue annual dividend payouts of $400 million. However, the declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of our post-distribution, independent board of directors and, in the context of our financial policy, will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. In addition, there can be no assurance that, after the distribution, the combined annual dividends, if any, on the common stock of us, New DuPont and Dow will be at least equal to the annual dividends paid on DowDuPont common stock prior to the distribution of Dow and Corteva common stock.

What will Corteva’s relationship be with New DuPont and Dow following the separation and distribution?	We will enter into the separation agreement with DowDuPont and Dow to effect the separations (including the Internal Reorganization and Business Realignment) and distributions of Dow and Corteva. We will also enter into certain other agreements with DowDuPont and Dow, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain other intellectual property, services, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among us, New DuPont and Dow of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) and will govern the relationship among us, New DuPont and Dow subsequent to the completion of the separations and distributions. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Our Relationship with New DuPont and Dow Following the Distribution.”

Do I have appraisal rights in connection with the separation and distribution?	DowDuPont stockholders are not entitled to appraisal rights in connection with the separation and distribution.

Who is the transfer agent and registrar for Corteva common stock?	Following the separation and distribution, Computershare will serve as transfer agent and registrar for Corteva common stock.

Computershare currently serves as DowDuPont’s transfer agent and registrar. In addition, Computershare will serve as the distribution agent in the distribution and will assist DowDuPont in the distribution of Corteva common stock to DowDuPont stockholders.

Where can I get more information?	If you have any questions relating to the mechanics of the distribution, you should contact Computershare, as the distribution agent at:

Before the separation and distribution, if you have any questions relating to Corteva, you should contact Corteva at:

Investor Relations

Before the separation and distribution, if you have any questions relating to DowDuPont, you should contact DowDuPont at:

Investor Relations

1-302-774-4994 (for Institutional Holders)

1-302-774-3034 (for Individual Holders)

After the separation and distribution, if you have any questions relating to New DuPont, you should contact New DuPont at:

Investor Relations

1-302-774-4994 (for Institutional Holders)

1-302-774-3034 (for Individual Holders)

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and Corteva common stock. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to Corteva common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations or financial condition. Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following identifies the most significant risks that could affect our business, results of operations or financial condition. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements” for more details.

Risks Related to Our Business

We participate in an industry that is highly competitive and has undergone consolidation, which could increase competitive pressures.

We currently face significant competition in the markets in which we operate. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced. At the same time, certain products are coming off patent and are thus available to generic manufacturers for production and commercialization. Additionally, data analytic tools and web-based new direct purchase models offer increased transparency and comparability, which creates price pressures. We cannot predict the pricing or promotional actions of our competitors. Aggressive marketing or pricing by our competitors could adversely affect our business, results of operations and financial conditions. As a result, we anticipate that we will continue to face significant competitive challenges.

The successful development and commercialization of our pipeline products will be necessary for our growth.

We use advanced breeding technologies to produce hybrids and varieties with superior performance in farmers’ fields, and we use biotechnology to introduce traits that enhance specific characteristics of our crops. We also use advanced analytics, software tools, mobile communications and new planting and monitoring equipment to provide agronomic recommendations to growers. Additionally, we conduct research into biological and chemical products to protect farmers’ crops from pests and diseases and enhance plant productivity.

New product concepts may be abandoned for many reasons, including greater anticipated development costs, technical difficulties, lack of efficacy, regulatory obstacles or inability to market under regulatory frameworks, competition, inability to prove the original concept, lack of demand and the need to divert focus, from time to time, to other initiatives with perceived opportunities for better returns. The processes of active ingredient development or discovery, breeding, biotechnology trait discovery and development and trait integration are lengthy, and a very small percentage of the chemicals, genes and germplasm we test is selected for commercialization. Furthermore, the length of time and the risk associated with the breeding and biotech pipelines are interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. In countries where biotech traits are not approved for widespread use, our seed sales depend on the quality of our germplasm.

Speed in discovering, developing, protecting and responding to new technologies, including new technology-based distribution channels that could facilitate our ability to engage with customers and end users, and bringing related products to market is a significant competitive advantage. Commercial success frequently depends on being the first company to the market, and many of our competitors are also making considerable investments in similar new biotechnology products, improved germplasm products, biological and chemical products and agronomic recommendation products.

We may not be able to obtain or maintain the necessary regulatory approvals for some of our products, including our seed and crop protection products, which could restrict our ability to sell those products in some markets.

Regulatory and legislative requirements affect the development, manufacture and distribution of our products, including the testing and planting of seeds containing our biotechnology traits and the import of crops grown from those seeds, and non-compliance can harm our sales and profitability.

Seed products incorporating biotechnology derived traits and crop protection products must be extensively tested for safety, efficacy and environmental impact before they can be registered for production, use, sale or commercialization in a given market. In certain jurisdictions, we must periodically renew our approvals for both biotechnology and crop protection products, which typically require us to demonstrate compliance with then-current standards which generally are more stringent since the prior registration. The regulatory approvals process is lengthy, costly, complex and in some markets unpredictable, with requirements that can vary by product, technology, industry and country. The regulatory approvals process for products that incorporate novel modes of action or new technologies can be particularly unpredictable and uncertain due to the then-current state of regulatory guidelines and objectives, as well as governmental policy considerations and non-governmental organization and other stakeholder considerations.

Furthermore, the detection of biotechnology traits or chemical residues from a crop protection product not approved in the country in which we sell or cultivate our product, or in a country to which we import our product, may affect our ability to supply our products or export our products, or even result in crop destruction, product recalls or trade disruption, which could result in lawsuits and termination of licenses related to biotechnology traits and raw material supply agreements. Delays in obtaining regulatory approvals to import, including those related to the importation of crops grown from seeds containing certain traits or treated with specific chemicals, may influence the rate of adoption of new products in globally traded crops.

Additionally, the regulatory environment may be impacted by the activities of non-governmental organizations and special interest groups and stakeholder reaction to actual or perceived impacts of new and existing technology, products or processes on safety, health and the environment. Obtaining and maintaining regulatory approvals requires submitting a significant amount of information and data, which may require participation from technology providers. Regulatory standards and trial procedures are continuously changing. In addition, we have seen an increase in recent years in the number of lawsuits filed by those who identify themselves as public or environmental interest groups seeking to invalidate pesticide product registrations and/or challenge the way federal or state governmental entities apply the rules and regulations governing pesticide produce use. The pace of change together with the lack of regulatory harmony could result in unintended noncompliance. Responding to these changes and meeting existing and new requirements may involve significant costs or capital expenditures or require changes in business practice that could result in reduced profitability. The failure to receive necessary permits or approvals could have near- and long-term effects on our ability to produce and sell some current and future products.

Enforcing our intellectual property rights, or defending against intellectual property claims asserted by others, could adversely affect our business, results of operations and financial condition.

Intellectual property rights, including patents, plant variety protection, trade secrets, confidential information, trademarks, tradenames and other forms of trade dress, are important to our business. We endeavor to protect our intellectual property rights in jurisdictions in which our products are produced or used and in jurisdictions into which our products are imported. However, we may be unable to obtain protection for our intellectual property in key jurisdictions. Further, changes in government policies and regulations, including changes made in reaction to pressure from non-governmental organizations, or the public generally, could impact the extent of intellectual property protection afforded by such jurisdictions.

We have designed and implemented internal controls to restrict access to and distribution of our intellectual property. Despite these precautions, our intellectual property is vulnerable to unauthorized access through employee error or actions, theft and cybersecurity incidents, and other security breaches. When unauthorized access and use or counterfeit products are discovered, we report such situations to governmental authorities for investigation, as appropriate, and take measures to mitigate any potential impact. Protecting intellectual property related to biotechnology is particularly challenging because theft is difficult to detect and biotechnology can be self-replicating. Accordingly, the impact of such theft can be significant.

Competitors are increasingly challenging intellectual property positions and the outcomes can be highly uncertain. Third parties may claim our products violate their intellectual property rights. Defending such claims, even those without merit, could be time-consuming and expensive. In addition, any such claim could result in our having to enter into license agreements, develop non-infringing products or engage in litigation that could be costly. If challenges are resolved adversely, it could negatively impact our ability to obtain licenses on competitive terms, commercialize new products and generate sales from existing products.

In addition, because of the rapid pace of technological change, the confidentiality of patent applications in some jurisdictions and/or the uncertainty in predicting the outcome of complex proceedings relating to ownership or protection scope of patents relating to certain emerging technologies, competitors may be issued patents unexpected by us. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require us to seek to obtain licenses or cease using the technology, no matter how valuable to our business. We cannot ensure we would be able to obtain such a license on acceptable terms.

Legislation and jurisprudence on patent protection is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our products.

Our business may be adversely affected by competition from manufacturers of generic products.

Competition from manufacturers of generic products is a challenge for our branded products around the world, and the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. The date at which generic competition commences may be different from the date that the patent or regulatory exclusivity expires. However, upon the loss or expiration of patent protection for one of our products or of a product that we license, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of one of our patented products or of a product that we license, we can lose a major portion of revenues for that product, which can adversely affect our business.

We are dependent on our relationships or contracts with third parties with respect to certain of our raw materials or licenses and commercialization.

We are dependent on third parties in the research, development and commercialization of our products and enter into transactions including, but not limited to, supply agreements and licensing agreements in connection with our business. The majority of our corn hybrids and soybean varieties sold to customers contain biotechnology traits that we license from third parties under long-term licenses. If we lose our rights under such licenses, it could negatively impact our ability to obtain future licenses on competitive terms, commercialize new products and generate sales from existing products. To maintain such licenses, we may elect to out-license our technology, including germplasm. There can be no guarantee that such out-licensing will not ultimately strengthen our competition thereby adversely impacting our results of operations.

While we rely heavily on third parties for multiple aspects of our business and commercialization activities, we do not control many aspects of such third parties’ activities. Third parties may not complete activities on schedule or in accordance with our expectations. Failure by one or more of these third parties to meet their contractual or other obligations to us, failure of one or more of these third parties to comply with applicable laws or regulations, or any disruption in the relationship between us and one or more of these third parties could delay or prevent the development, approval or commercialization of our products and could also result in non-compliance or reputational harm, all with potential negative implications for our business.

In addition, our agreements with third parties may obligate us to meet certain contractual or other obligations to third parties. For example, we may be obligated to meet certain thresholds or abide by certain boundary conditions. If we were to fail to meet such obligations to the third parties, our relationship with such third parties may be disrupted. Such a disruption could negatively impact certain of our licenses on which we depend, could cause reputational harm, and could negatively affect our business, results of operations and financial condition.

The costs of complying with evolving regulatory requirements could negatively impact our business, results of operations and financial condition. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, waste water discharges, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and the use of genetically modified seeds and crop protection active ingredients by growers.

Environmental and health and safety laws, regulations and standards expose us to the risk of substantial costs and liabilities, including liabilities associated with our business and the discontinued and divested businesses and operations of Historical DuPont. As is typical for businesses such as ours, soil and groundwater contamination has occurred in the past at certain sites, and may be identified at other sites in the future. Disposal of waste from our business at off-site locations also exposes us to potential remediation costs. Consistent with past practice, we are continuing to monitor, investigate and remediate soil and groundwater contamination at several of these sites.

Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities, which may be materially higher than our accruals.

The degree of public understanding and acceptance or perceived public acceptance of our biotechnology and other agricultural products and technologies can affect our sales and results of operations by affecting planting approvals, regulatory requirements and customer purchase decisions.

Concerns and claims regarding the safe use of seeds with biotechnology traits and crop protection products in general, their potential impact on health and the environment, and the perceived impacts of biotechnology on health and the environment, reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These include concerns and claims that increased use of crop protection products, drift, inversion, volatilization and the use of biotechnology traits meant to reduce the resistance of weeds or pests to control by crop protection products, could increase or accelerate such resistance and otherwise negatively impact health and the environment. These and other concerns could manifest themselves in stockholder proposals, preferred purchasing, delays or failures in obtaining or retaining regulatory approvals, delayed product launches, lack of market acceptance, product discontinuation, continued pressure for and adoption of more stringent regulatory intervention and litigation, termination of raw material supply agreements and legal claims. These and other concerns could also influence public perceptions, the viability or continued sales of certain of our products, our reputation and the cost to comply with regulations. As a result, such concerns could adversely affect our business, results of operations, financial condition and cash flows.

Changes in agricultural and related policies of governments and international organizations may prove unfavorable.

In many markets there are various pressures to reduce government subsidies to farmers, which may inhibit the growth in these markets of products used in agriculture. In addition, government programs that create incentives for farmers (for example, the U.S. Renewable Fuel Standard) may be modified or discontinued. However, it is difficult to predict accurately whether, and if so when, such changes will occur. We expect that the policies of governments and international organizations will continue to affect the planting choices made by growers as well as the income available to growers to purchase products used in agriculture and, accordingly, the operating results of the agriculture industry.

Our business, results of operations and financial condition could be adversely affected by disruptions to our supply chain, information technology or network systems.

Business and/or supply chain disruptions, plant and/or power outages and information technology system and/or network disruptions, regardless of cause including acts of sabotage, employee error or other actions, geo-political activity, weather events and natural disasters could seriously harm our operations as well as the operations of our customers and suppliers. For example, a pandemic in locations where we have significant operations or sales could have a material adverse effect on our results of operations. In addition, terrorist attacks and natural disasters have increased stakeholder concerns about the security and safety of chemical production and distribution.

Business and/or supply chain disruptions may also be caused by security breaches, which could include, for example, attacks on information technology and infrastructure by hackers, viruses, breaches due to employee error or actions or other disruptions. We and/or our suppliers may fail to effectively prevent, detect and recover from these or other security breaches and, as a consequence, such breaches could result in misuse of our assets, business disruptions, loss of property including trade secrets and confidential business information, legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, loss of sales and interference with regulatory compliance.

Like most major corporations, we are the target of industrial espionage, including cyber-attacks, from time to time. We have determined that these attacks have resulted, and could result in the future, in unauthorized parties gaining access to at least certain confidential business information. However, to date, we have not experienced any material financial impact, changes in the competitive environment or impact on business operations that we attribute to these attacks. Although management does not believe that we have experienced any material losses to date related to security breaches, including cybersecurity incidents, there can be no assurance that we will not suffer such losses in the future.

We actively manage the risks within our control that could lead to business disruptions and security breaches. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices and other protective measures. Despite these efforts, such events could have a material adverse effect on our business, financial condition or results of operations.

Our sales to our customers may be adversely affected should a company successfully establish an intermediary platform for the sale of our products or otherwise position itself between us and our customers.

We expect our distribution model will service customers primarily through the DuPont Pioneer direct sales channel in key agricultural geographies, including the United States. In addition, we expect to supplement this approach with strong retail channels, including distributors, agricultural cooperatives and dealers, and with digital solutions that assist farmer decision-making with a view to optimize their product selection and maximize their yield and profitability. While we expect the indirect channels and our digital platform will extend our reach and increase exposure of our products to other potential customers, including smaller farmers or farmers in less concentrated areas, there can be no assurance that we will be successful in this regard. If a competitor were to successfully establish an intermediary platform for distribution of our products, especially with respect to our digital platform, it may disrupt our distribution model and inhibit our ability to provide a complete go-to-market strategy covering the direct, dealer and retail channels. In such a circumstance, our sales may be adversely affected.

Volatility in our input costs, which include raw materials and production costs, could have a significant impact on our business, results of operations and financial condition.

Our input costs are variable based on the costs associated with production or with raw materials we use. For example, our production costs vary, especially on a seasonal basis where changes in weather influence supply and demand. In addition, our manufacturing processes consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. We refer to these costs collectively as input costs. Significant variations in input costs affect our operating results from period to period.

When possible, we purchase raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. We also enter into over-the-counter and exchange traded derivative commodity instruments to hedge our exposure to price fluctuations on certain raw material purchases. In addition, we take actions to offset the effects of higher input costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If we are not able to fully offset the effects of higher input costs, it could have a significant impact on our financial results.

We may be unable to achieve all the benefits that we expect to achieve from the Internal Reorganization. Combining the agriculture businesses of Historical DuPont and Historical Dow may be more difficult, costly or time-consuming than expected, which may adversely affect our results and negatively affect the value of Corteva common stock.

Since the Merger, we have benefitted from and expect to continue to benefit from significant cost synergies through the DowDuPont Cost Synergy Program (the “Synergy Program”) which is designed to integrate and optimize the organization in preparation for the intended separation of DowDuPont’s materials science business through the separation and distribution of Dow and the intended separation of DowDuPont’s agriculture business through our separation and distribution. This integration and optimization is designed to be achieved through production cost efficiencies, enhancement of the agricultural supply chain, elimination of duplicative agricultural research and development programs, optimization of our global footprint across manufacturing, sales and research and development, the reduction of corporate and leveraged services costs, and the realization of significant procurement synergies. In addition, our management also expects we will achieve growth synergies and other meaningful savings and benefits as a result of our separation and distribution.

Combining Historical DuPont and Historical Dow’s independent agriculture businesses and preparing for our separation and distribution are complex, costly and time-consuming processes and management may face significant challenges in implementing or realizing the currently expected synergies from our separation and distribution, many of which may be beyond the control of management, including, without limitation:

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects;

•	the possibility of faulty assumptions underlying expectations regarding the integration or separation process, including with respect to the intended tax efficient transactions;

•	unanticipated issues in integrating, replicating or separating information technology, communications programs, financial procedures and operations, and other systems, procedures and policies;

•	addressing differences in business culture and retaining key personnel;

•	unanticipated changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined agriculture company and the intended tax efficient separation transactions;

•	coordinating geographically separate organizations;

•	failing to successfully optimize our facilities footprint;

•	failing to take advantage of our global supply chain;

•	failing to identify and eliminate duplicative programs; and

•	failing to otherwise integrate Historical DuPont’s or Historical Dow’s respective agriculture businesses, including their technology platforms.

Some of these factors will be outside of our control and any one of them could result in increased costs and diversion of management’s time and energy, as well as decreases in the amount of expected revenue which could materially impact our business, financial condition and results of operations.

If the anticipated benefits and cost savings from the Synergy Program are not realized fully or take longer to realize than expected, the value of our common stock, our revenues, levels of expenses and results of operations may be affected adversely. There can be no assurance that we, as an independent, separate public company, will be able to sustain any or all the cost savings generated from actions under the Synergy Program.

Our liquidity, business, results of operations and financial condition could be impaired if we are unable to raise capital through the capital markets or short-term debt borrowings.

Any limitation on our ability to raise money in the capital markets or through short-term debt borrowings could have a substantial negative effect on our liquidity. Our ability to affordably access the capital markets and/or borrow short-term debt in amounts adequate to finance our activities could be impaired as a result of a variety of factors, including factors that are not specific to us, such as a severe disruption of the financial markets and, in the case of debt securities or borrowings, interest rate fluctuations. Due to the seasonality of our business and the credit programs we may offer our customers, net working capital investment and corresponding debt levels will fluctuate over the course of the year.

We regularly extend credit to our customers to enable them to purchase seeds or crop protection products at the beginning of the growing season. The customer receivables may be used as collateral for short-term financing programs. Any material adverse effect upon our ability to own or sell such customer receivables, including seasonal factors that may impact the amount of customer receivables we own, may materially impact our access to capital.

We have additional agreements with financial institutions to establish programs that provide financing for select customers of our seed and crop protection products in the United States, Latin America, Europe and Asia. The programs are renewed on an annual basis. In most cases, Historical DuPont or the agriculture business of Historical Dow guarantees the extension of such credit to such customers. If we are unable to renew these agreements or access the debt markets to support customer financing our sales may be negatively impacted, which could result in increased borrowing needs to fund working capital.

Our earnings, operations and business, among other things, will impact our credit ratings, costs and availability of financing. A decrease in the ratings assigned to us by the ratings agencies may negatively impact our access to the debt capital markets and increase our cost of borrowing and the financing of our seasonal working capital.

There can be no assurance that we will maintain our current or prospective credit ratings. Any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on our liquidity, capital position or access to capital markets.

Our customers may be unable to pay their debts to us.

We offer our customers financing programs with credit terms generally less than one year from invoicing in alignment with the growing season. Due to these credit practices as well as the seasonality of our operations, we may need to issue short-term debt at certain times of the year to fund our cash flow requirements. Our customers may be exposed to a variety of conditions that could adversely affect their ability to pay their debts. For example, customers in economies experiencing an economic downturn or in a region experiencing adverse growing conditions may be unable to repay their obligations to us, which could adversely affect our results.

Increases in pension and other post-employment benefit plan funding obligations may impair our liquidity or financial condition.

Through our ownership of EID and other members of Historical DuPont, we maintain certain Historical DuPont defined benefit pension and other post-employment benefit plans. For some of these plans, including Historical DuPont’s principal U.S. pension plan, we will continue as sponsor for the entire plan regardless of whether participants, including retirees, are or were associated with Historical DuPont’s agriculture business. We use many assumptions in calculating our expected future payment obligations under these plans. Significant adverse changes in credit or market conditions could result in actual rates of returns on pension investments being lower than assumed. In addition, expected future payment obligations may be adversely impacted by changes in assumptions regarding participants, including retirees. We may be required to make significant contributions to our pension plans in the future, which could adversely affect our results of operations, liquidity and financial condition.

Our business, results of operations and financial condition could be adversely affected by environmental, litigation and other commitments and contingencies.

As a result of our operations, including past operations and those related to divested businesses and discontinued operations of Historical DuPont, we incur environmental operating costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring and obtaining permits. We also incur environmental operating costs related to environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials. In addition, we maintain and periodically review and adjust our accruals for probable environmental remediation and restoration costs.

We expect to continue to incur environmental operating costs since we will operate global manufacturing, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations. These rules are subject to change by the implementing governmental agency, which we monitor closely. Our policy will require that our operations fully meet or exceed legal and regulatory requirements. In addition, we expect to continue certain voluntary programs, and could consider additional voluntary actions, to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water use and discharges, increase the efficiency of energy use and reduce the generation of persistent, bioaccumulative and toxic materials. Costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and we expect these costs will continue to be significant for the foreseeable future. Over the long term, such expenditures are subject to considerable uncertainty and could fluctuate significantly.

We accrue for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. As remediation activities vary substantially in duration and cost from site to site, it is difficult to develop precise estimates of future site remediation costs. We expect to base such estimates on several factors, including the complexity of the geology, the nature and extent of contamination, the type of remedy, the outcome of discussions with regulatory agencies and other Potentially Responsible Parties (“PRPs”) at multi-party sites and the number of, and financial viability of, other PRPs. Considerable uncertainty exists with respect to environmental remediation costs and, under adverse changes in circumstances, the potential liability may be materially higher than our accruals.

We face risks arising from various unasserted and asserted litigation matters arising out of the normal course of our current and former business operations, including intellectual property, commercial, product liability, environmental and antitrust lawsuits. We have noted a trend in public and private suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public and the environment, including waterways and watersheds. It is not possible to predict the outcome of these various proceedings. An adverse outcome in any one or more of these matters could be material to our financial results. Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. A future adverse ruling or unfavorable development could result in future charges that could have a material adverse effect on us.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses and issue guarantees of third party obligations. If we were required to make payments as a result, they could exceed the amounts accrued, thereby adversely affecting our results of operations.

Our operations outside the United States are subject to risks and restrictions, which could negatively affect our business, results of operations and financial condition.

Our operations outside the United States are subject to risks and restrictions, including fluctuations in foreign-currency exchange rates; exchange control regulations; changes in local political or economic conditions; import and trade restrictions; import or export licensing requirements and trade policy; and other potentially detrimental domestic and foreign governmental practices or policies affecting U.S. companies doing business abroad. Although we have operations throughout the world, pro forma sales outside the U.S. in 2018 were principally to customers in Eurozone countries, Brazil and Canada. Further, our largest currency exposures are the European euro and the Brazilian real. Market uncertainty or an economic downturn in these geographic areas could reduce demand for our products and result in decreased sales volume, which could have a negative impact on our results of operations. In addition, changes in exchange rates may affect our results of operations, financial condition and cash flows in future periods. We actively manage currency exposures that are associated with net monetary asset positions, committed currency purchases and sales, foreign currency-denominated revenues and other assets and liabilities created in the normal course of business.

Additionally, our ability to export our products and our sales outside the United States may be adversely affected by significant changes in trade, tax or other policies, including the risk that other countries may retaliate through the imposition of their own trade restrictions and/or increased tariffs in response to substantial changes to U.S. trade and tax policies.

Climate change and unpredictable seasonal and weather factors could impact our sales and earnings.

The agriculture industry is subject to seasonal and weather factors, which can vary unpredictably from period to period. Weather factors can affect the presence of disease and pests on a regional basis and, accordingly, can positively or adversely affect the demand for crop protection products, including the mix of products used. The weather also can affect the quality, volume and cost of seed produced for sale as well as demand and product mix. Seed yields can be higher or lower than planned, which could lead to higher inventory and related write-offs. Climate change may increase the frequency or intensity of extreme weather such as storms, floods, heat waves, droughts and other events that could affect the quality, volume and cost of seed produced for sale as well as demand and product mix. Climate change may also affect the availability and suitability of arable land and contribute to unpredictable shifts in the average growing season and types of crops produced.

Our business may be adversely affected by the availability of counterfeit products.

A counterfeit product is one that has been deliberately and fraudulently mislabeled as to its identity and source. A counterfeit Corteva product, therefore, is one manufactured by someone other than us, but which appears to be the same as an authentic Corteva product. The prevalence of counterfeit products is a significant and growing industry-wide issue due to a variety of factors, including, but not limited to, the following: the widespread use of the Internet, which has greatly facilitated the ease by which counterfeit products can be advertised, purchased and delivered to individual consumers; the availability of sophisticated technology that makes it easier for counterfeiters to make counterfeit products; and the relatively modest risk of penalties faced by counterfeiters compared to the large profits that can be earned by them from the sale of counterfeit products. Further, laws against counterfeiting vary greatly from country to country, and the enforcement of existing laws varies greatly from jurisdiction to jurisdiction. For example, in some countries, counterfeiting is not a crime; in others, it may result in only minimal sanctions. In addition, those involved in the distribution of counterfeit products use complex transport routes to evade customs controls by disguising the true source of their products.

Our global reputation makes our products prime targets for counterfeiting organizations. Counterfeit products pose a risk to consumer health and safety because of the conditions under which they are manufactured (often in unregulated, unlicensed, uninspected and unsanitary sites) as well as the lack of regulation of their contents. Failure to mitigate the threat of counterfeit products, which is exacerbated by the complexity of the supply chain, could adversely impact our business by, among other things, causing the loss of consumer confidence in our name and in the integrity of our products, potentially resulting in lost sales and an increased threat of litigation.

We undertake significant efforts to counteract the threats associated with counterfeit products, including, among other things, working with regulatory authorities and multinational coalitions to combat the counterfeiting of products and supporting efforts by law enforcement authorities to prosecute counterfeiters; assessing new and existing technologies to seek to make it more difficult for counterfeiters to copy our products and easier for consumers to distinguish authentic from counterfeit products; working diligently to raise public awareness about the dangers of counterfeit products; working collaboratively with wholesalers, customs offices and law enforcement agencies to increase inspection coverage, monitor distribution channels and improve surveillance of distributors; and working with other members of an international trade association of agrochemical companies to promote initiatives to combat counterfeiting activity. No assurance can be given, however, that our efforts and the efforts of others will be entirely successful, and the presence of counterfeit products may continue to increase.

Failure to effectively manage acquisitions, divestitures, alliances and other portfolio actions could adversely impact our future results.

From time to time we evaluate acquisition candidates that may strategically fit our business and/or growth objectives. If we are unable to successfully integrate and develop acquired businesses, we could fail to achieve anticipated synergies and cost savings, including any expected increases in revenues and operating results, which could have a material adverse effect on our financial results. We continually review our portfolio of assets for contributions to our objectives and alignment with our growth strategy. However, we may not be successful in separating underperforming or non-strategic assets and gains or losses on the divestiture of, or lost operating income from, such assets may affect our earnings. Moreover, we might incur asset impairment charges related to acquisitions or divestitures that reduce our earnings. In addition, if the execution or implementation of acquisitions, divestitures, alliances, joint ventures and other portfolio actions is not successful, it could adversely impact our financial condition, cash flows and results of operations.

An impairment of goodwill or intangible assets could require us to record a significant non-cash charge and negatively impact our financial results.

We assess both goodwill and indefinite-lived intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. An impairment is recorded when the carrying value of a reporting unit exceeds its fair value. As a result of the Merger, the carrying value of Historical DuPont net assets was adjusted from historical cost to fair value, therefore increasing the risk of impairments. Future impairments of goodwill or intangible assets could be recorded as a non-cash charge in results of operations due to changes in assumption, estimates or circumstances and there can be no assurance that such impairments would be immaterial to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates of Historical DuPont” for a discussion of the impairment charge recorded for Historical DuPont during the year ended December 31, 2018.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from DowDuPont.

We believe that, as an independent, publicly traded company, we will be better positioned to, among other things, focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, guide our processes and infrastructure to focus on our core strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, to position ourselves for the separation, we are undertaking a series of strategic, structural, process and system realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the separation, weakening of our system of internal controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving Corteva common stock in the distribution could be subject to significant tax liability.

It is a condition to the distribution that DowDuPont receives the Tax Opinion from Skadden, in form and substance acceptable to DowDuPont, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The Tax Opinion will rely on certain facts, assumptions, and undertakings, and certain representations from DowDuPont and us, regarding the past and future conduct of both respective businesses and other matters, including those discussed in the risk factor immediately below, as well as the IRS Ruling (as described below). Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine on audit that the distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinion.

If the distribution ultimately is determined to be taxable, then a stockholder of DowDuPont that received shares of Corteva common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares sold on behalf of such stockholder) on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of DowDuPont’s current and accumulated earnings and profits, which would include any earnings and profits attributable to the gain recognized by DowDuPont on the taxable distribution and could include earnings and profits attributable to certain internal transactions preceding the distribution. Any amount that exceeded DowDuPont’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DowDuPont stock with any remaining amount being taxed as a gain on the DowDuPont stock. In the event the distribution is ultimately determined to be taxable, DowDuPont would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Corteva common stock distributed to DowDuPont stockholders on the distribution date over DowDuPont’s tax basis in such stock. In addition, if certain related transactions fail to qualify for tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, we and DowDuPont could incur significant tax liabilities under U.S. federal, state, local and/or foreign tax law. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Generally, taxes resulting from the failure of the separation and distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on DowDuPont or DowDuPont stockholders. Under the tax matters agreement that we will enter into with DowDuPont and Dow, subject to the exceptions described below, we are generally obligated to indemnify DowDuPont against such taxes imposed on DowDuPont. However, if the distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Merger and the distribution, then under the tax matters agreement, DowDuPont and Dow would share the tax liability resulting from such failure in accordance with their relative equity values on the first full trading day following the distribution of Dow. We and New DuPont will share any liabilities of DowDuPont described in the preceding sentence in accordance with a fixed percentage to be agreed by the parties (though absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont). Furthermore, under the terms of the tax matters agreement, we also generally will be responsible for any taxes imposed on New DuPont or Dow that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to our, or our affiliates’, stock, assets or business, or any breach of our representations made in any representation letter provided to Skadden in connection with the Tax Opinion. New DuPont and Dow will be separately responsible for any taxes imposed on Corteva that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to such company’s or its affiliates’ stock, assets or business, or any breach of such company’s representations made in connection with the IRS Ruling or in the representation letter provided to counsel in connection with the Tax Opinion. Events triggering an indemnification obligation under the tax matters agreement include events occurring after the distribution that cause DowDuPont to recognize a gain under Section 355(e) of the Code, as discussed further below. Such tax amounts could be significant. To the extent that we are responsible for any liability under the tax matters agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods. For a more detailed discussion, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Tax Matters Agreement.”

The IRS may assert that the Merger causes the distributions and other related transactions to be taxable to DowDuPont, in which case we could be subject to significant indemnification liability.

Even if the distribution otherwise constitutes a tax-free transaction to stockholders under Section 355 of the Code, DowDuPont may be required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code if, as a result of the Merger or other transactions considered part of a plan with the distribution, there is a 50 percent or greater change of ownership in DowDuPont or us. In connection with the Merger, DowDuPont sought and received a private letter ruling from the IRS regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical DuPont and Historical Dow for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code as a result of the Merger (the “IRS Ruling”). The Tax Opinion will rely on the continued validity of the IRS Ruling, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical DuPont and Historical Dow immediately prior to the Merger. In addition, it is a condition to the distribution that the IRS has not revoked the IRS Ruling. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical DuPont and Historical Dow immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinion will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical DuPont or Historical Dow for purposes of Section 355(e) as a result of the Merger. Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine that the distribution or a related transaction should nevertheless be treated as a taxable transaction to DowDuPont if it determines that any of the facts, assumptions, representations or undertakings of DowDuPont is not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. If DowDuPont is required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code, then under the tax matters agreement, we may be required to indemnify New DuPont and/or Dow for all or a portion of such taxes, which could be a significant amount, if such taxes were the result of either direct or indirect transfers of Corteva common stock or certain reasons relating to the overall structure of the Merger and the distribution. For a more detailed description, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Tax Matters Agreement.”

We will be subject to continuing contingent tax-related liabilities of DowDuPont following the distribution.

After the distribution, there will be several significant areas where the liabilities of DowDuPont may become our obligations either in whole or in part. For example, under the Code and the related rules and regulations, each corporation that was a member of DowDuPont’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. Additionally, to the extent that any subsidiary of ours was included in the consolidated tax reporting group of either Historical DuPont or Historical Dow for any taxable period or portion of any taxable period ending on or before the effective date of the Merger, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of Historical DuPont or Historical Dow, as applicable, for such taxable period. In connection with the distribution, and the distribution of Dow, we will enter into a tax matters agreement with DowDuPont and Dow that will allocate the responsibility for prior period consolidated taxes among Corteva, New DuPont and Dow. For a more detailed description, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Tax Matters Agreement.” If New DuPont or Dow were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

We will agree to numerous restrictions to preserve the tax-free treatment of the transactions in the United States, which may reduce our strategic and operating flexibility.

Our ability to engage in certain transactions could be limited or restricted after the distribution to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by DowDuPont, and certain aspects of the Internal Reorganization and Business Realignment. As discussed above, even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate-level taxable gain to DowDuPont under Section 355(e) of the Code if a transaction results in a change of ownership of 50 percent or greater in us as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred, the extent to which any such acquisition or issuance results in a change of ownership and the cumulative effect of any such acquisition or issuance together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of Corteva common stock within a two-year period after the distribution generally are presumed to be part of such a plan that includes the distribution, although such presumption may be rebutted. As a result of these limitations, under the tax matters agreement that we will enter into with DowDuPont and Dow, for the two-year period following the distribution, we will be prohibited, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in acquisitions of a certain percentage of our assets, whether by merger or otherwise;

•	dissolving, merging, consolidating or liquidating;

•	undertaking or permitting any transaction relating to Corteva stock, including issuances, redemptions or repurchases other than certain, limited, permitted issuances and repurchases;

•	affecting the relative voting rights of Corteva stock, whether by amending Corteva Parent’s certificate of incorporation or otherwise; or

•	ceasing to actively conduct our business.

These restrictions may significantly limit our ability to pursue certain strategic transactions or other transactions that we may believe to otherwise be in the best interests of our stockholders or that might increase the value of our business.

Following the separation and distribution we will need to provide or arrange for certain services to be provided that are currently provided by DowDuPont and/or Historical Dow.

Following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties certain services we currently receive from DowDuPont and/or Historical Dow. These services include certain information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we currently receive from DowDuPont and/or Historical Dow. In particular, information technology networks and systems are complex and duplicating these networks and systems will be challenging. Because certain portions of our business previously received these services from DowDuPont and/or Historical Dow, we may be unable to successfully establish the infrastructure or implement the changes necessary to effectively perform these activities within the context of our consolidated business, or we may incur additional costs in doing so that could adversely affect our business. For example, following the separation and distribution, we will consist of three heritage organizations (DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection) that will continue to operate on three different enterprise resource planning (“ERP”) systems, and we will incur incremental costs to operate the three ERP systems, as compared to what was historically allocated to the DowDuPont Agriculture Division (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). In addition, if New DuPont and/or Dow do not continue to perform effectively the transition services and the other services that are called for under the services and other related agreements entered into in connection with the separation, we may not be able to operate our business effectively and our profitability may decline. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Neither Historical DuPont’s financial information nor our unaudited pro forma combined financial information are necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

The financial information of Historical DuPont and the unaudited pro forma financial information included herein may not reflect what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company comprised solely of DowDuPont’s agriculture business during the periods presented or what our financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

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The historical financial information of Historical DuPont reflects Historical DuPont and does not reflect the changes that we expect to experience in connection with the separation, including the distribution of Historical DuPont’s businesses aligned with DowDuPont’s non-agriculture businesses.

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Prior to the separation, our business was operated under the corporate umbrella of DowDuPont. As part of the DowDuPont corporate organization, our business was principally operated by Historical DuPont, with certain portions of our business being operated by Historical Dow as part of its internal corporate organization, rather than our being operated as part of a consolidated agriculture business.

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The historical financial information of Historical DuPont and Dow AgroSciences reflects only corporate expenses of Historical DuPont and allocated corporate expenses from Historical Dow, and thus is not necessarily representative of the costs we will incur for similar services as an independent company following the separation and distribution.

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Our business has historically principally satisfied our working capital requirements and obtained capital for our general corporate purposes, including acquisitions and capital expenditures, as part of Historical DuPont’s company-wide cash management practices, with certain portions of our business having satisfied such requirements through the practices of Historical Dow. Although these practices have historically generated sufficient cash to finance the working capital and other cash requirements of our business, following the separation and distribution, we will no longer have access to Historical Dow’s cash pools nor will our cash generating revenue streams mirror those of Historical DuPont and/or Historical Dow. We may therefore need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

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Currently, our business is operated under the umbrella of DowDuPont’s corporate organization, with portions of our businesses being integrated with the businesses of Historical DuPont and Historical Dow. This integration has historically permitted our business (or portions thereof) to enjoy economies of scope and scale in costs, employees, vendor relationships and customer relationships, both as part of the DowDuPont organization and within the Historical DuPont and Historical Dow internal corporate structures. Although we expect to enter into short-term transition agreements that will govern certain commercial and other relationships among us, New DuPont and Dow after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed in the past as a result of this integration. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

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We will enter into transactions with New DuPont and Dow that did not exist prior to the separation. See the section entitled “Our Relationship with New DuPont and Dow Following the Distribution” for information regarding these transactions.

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Other significant changes may occur in our cost structure, management, financing and business operations as a result of the separation and distribution and our operating as a company separate from DowDuPont.

In addition, the unaudited pro forma financial information included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove to be inaccurate, and accordingly, our unaudited pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a standalone company during the time periods presented nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about the unaudited pro forma financial statements, Historical DuPont’s past financial performance and the basis of presentation of Historical DuPont’s financial statements, see the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Following the separation and distribution, we may not enjoy the same benefits of diversity, leverage and market reputation that we enjoyed as a part of DowDuPont.

Following the separation and distribution, we will hold DowDuPont’s agriculture business, while our business (or portions thereof) has historically benefited from DowDuPont’s (and, prior to the Merger, Historical DuPont’s and Historical Dow’s) operating diversity and purchasing power as well as opportunities to pursue integrated strategies with DowDuPont’s (and, prior to the Merger, Historical DuPont’s and Historical Dow’s) other businesses, including those businesses that form part of DowDuPont’s materials science and specialty products businesses that will be allocated to Dow and New DuPont, respectively, in connection with the separation. Following the separation and distribution, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to the capital markets.

Additionally, following the separation and distribution, we may become more susceptible to market fluctuations and other adverse events than if we had remained part of the current DowDuPont organizational structure. As part of DowDuPont (and, prior to the Merger, as part of Historical DuPont and Historical Dow, as applicable), our business has been able to leverage the DowDuPont, Historical DuPont and Historical Dow historical market reputation and performance as well as those businesses’ brand identities, which has allowed us to, among other things, recruit and retain key personnel to run our business. Following the separation and distribution, we may not enjoy the same historical market reputation as DowDuPont or Historical DuPont nor the same performance or brand identity, which may make it more difficult for us to recruit or retain such key personnel.

We will retain significant indebtedness in connection with the separation and distribution, and the degree to which we will be leveraged following completion of the distribution may materially and adversely affect our business, financial condition and results of operations.

We will retain significant indebtedness in connection with the separation and distribution. Historical DuPont has historically satisfied its indebtedness obligations as well as its short-term working capital requirements and financial support functions through the earnings, assets and cash flows generated by Historical DuPont’s operations. Following the separation and distribution, however, we will not be able to rely on any of the earnings, assets or cash flows that are attributable to Historical DuPont’s materials science and specialty products businesses, which will be transferred from Historical DuPont to Dow and the legal entities that will comprise New DuPont after the distribution of Corteva common stock, respectively, in connection with the Internal Reorganization and Business Realignment.

Our ability to make payments on and to refinance our indebtedness, to obtain and maintain sufficient working capital, and to meet any dividend obligations will depend exclusively on our ability to generate cash in the future from our own operations, financings or asset sales following the separation and distribution. Our ability to generate cash is further subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

Restrictions under the intellectual property cross-license agreements will limit our ability to develop and commercialize certain products and services and/or prosecute, maintain and enforce certain intellectual property.

We will be dependent to a certain extent on New DuPont and Dow to maintain and enforce certain of the intellectual property licensed under the intellectual property cross-license agreements. For example, New DuPont and Dow will be responsible for filing, prosecuting and maintaining (at their respective discretion) patents on trade secrets and know-how that New DuPont and Dow, respectively, license to us. New DuPont or Dow, as applicable, will also have the first right to enforce their respective trade secrets and know-how licensed to us. If New DuPont or Dow, as applicable, fails to fulfill its obligations or chooses to not enforce the licensed patents, trade secrets or know-how under the intellectual property cross-license agreements, we may not be able to prevent competitors from making, using and selling competitive products and services.

In addition, our use of the intellectual property licensed to us under the intellectual property cross-license agreements is restricted to certain fields, which could limit our ability to develop and commercialize certain products and services. For example, the licenses granted to us under the agreement will not extend to all fields of use that we may in the future decide to enter into. These restrictions may make it more difficult, time consuming and/or expensive for us to develop and commercialize certain new products and services, or may result in certain of our products or services being later to market than those of our competitors.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have received better terms from unaffiliated third parties than the terms received in the commercial agreements we will enter into with DowDuPont and Dow.

In connection with the separation and distribution, we will enter into certain commercial agreements with DowDuPont and Dow, including, but not limited to, certain services, supply and real estate related agreements, which will govern the provision of services and use of assets following the separation and distribution that were previously provided within DowDuPont, Historical DuPont and/or Historical Dow. These agreements were negotiated in the context of the separation of Corteva and Dow from DowDuPont, while Corteva and Dow were each still part of DowDuPont and, accordingly, may not reflect terms that would have resulted from negotiations among unaffiliated third parties and we may have received better terms from third parties. See the section entitled “Our Relationship with New DuPont and Dow Following the Distribution.”

In connection with our separation we will assume, and indemnify New DuPont and Dow for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, New DuPont and Dow will indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities we incur, and New DuPont and/or Dow may not be able to satisfy their indemnification obligations in the future.

Pursuant to the separation agreement, the employee matters agreement and the tax matters agreement with DowDuPont and Dow, we will agree to assume, and indemnify New DuPont and Dow for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Our Relationship with New DuPont and Dow Following the Distribution.” Payments pursuant to these indemnities may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities allocated to New DuPont and Dow, including those related to DowDuPont’s specialty products and/or materials science businesses, respectively, and those related to discontinued and/or divested businesses and operations of Historical Dow, which have been allocated to Dow. New DuPont and/or Dow, as applicable, will agree to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. In addition, New DuPont and/or Dow, as applicable, may not be able to fully satisfy their indemnification obligations with respect to the liabilities we incur. Even if we ultimately succeed in recovering from New DuPont and/or Dow, as applicable, any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Additionally, we generally will assume and be responsible for the payment of our share of (i) certain liabilities of DowDuPont relating to, arising out of or resulting from certain general corporate matters of DowDuPont, (ii) certain liabilities of Historical DuPont relating to, arising out of or resulting from general corporate matters of Historical DuPont and discontinued and/or divested businesses and operations of Historical DuPont and (iii) certain separation expenses not otherwise allocated to New DuPont or Dow (or allocated specifically to us) pursuant to the separation agreement, and third parties could seek to hold us responsible for New DuPont’s or Dow’s share of any such liabilities. For more information, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement.” New DuPont and/or Dow, as applicable, will indemnify us for their share of any such liabilities; however, such indemnities may not be sufficient to protect us against the full amount of such liabilities, and/or New DuPont and/or Dow may not be able to fully satisfy their respective indemnification obligations. In addition, even if we ultimately succeed in recovering from New DuPont and/or Dow any amounts for which we are held liable in excess of our agreed share, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Until the distribution occurs, DowDuPont has the sole discretion to change the terms of the distribution.

Until the distribution occurs, DowDuPont will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, DowDuPont may decide at any time not to proceed with the distribution.

The business separation and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

Although we will receive a solvency opinion from an investment bank confirming that we and New DuPont will each be adequately capitalized following the distribution, the separation could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. Any unpaid creditor could claim that DowDuPont did not receive fair consideration or reasonably equivalent value in the separation and distribution, and that the separation and distribution left New DuPont insolvent or with unreasonably small capital or that DowDuPont intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the separation and distribution as a fraudulent transfer or impose substantial liabilities on us, which could adversely affect our financial condition and our results of operations. Among other things, the court could return some of our assets or your shares of Corteva common stock to New DuPont, provide New DuPont with a claim for money damages against us in an amount equal to the difference between the consideration received by New DuPont and the fair market value of us at the time of the distribution, or require us to fund liabilities of other companies involved in the Internal Reorganization and Business Realignment for the benefit of creditors.

The distribution is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although the DowDuPont board of directors intends to make the distribution out of DowDuPont’s surplus and will receive an opinion that DowDuPont has adequate surplus under Delaware law to declare the dividend of Corteva common stock in connection with the distribution, there can be no assurance that a court will not later determine that some or all of the distribution was unlawful.

Risks Related to Corteva Common Stock

We cannot be certain that an active trading market for Corteva common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

A public market for Corteva common stock does not currently exist. We expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as the trading day prior to the record date for the distribution, and we expect “regular-way” trading of Corteva common stock to begin on the distribution date (or, if the distribution date is not a trading day, the first trading day after the distribution date). However, we cannot guarantee that an active trading market will develop or be sustained for Corteva common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of Corteva common stock may trade after the distribution.

Similarly, DowDuPont cannot predict the effect of the distribution on the trading prices of its common stock. Immediately following the distribution, you will own shares in both New DuPont and Corteva. We cannot predict the price at which Corteva common stock will trade after the distribution. After the distribution of the shares of Corteva common stock, the combined trading prices of Corteva common stock and DowDuPont common stock may not equal the “regular-way” trading price of a share of DowDuPont common stock immediately prior to the distribution of Corteva common stock. The price at which Corteva common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Corteva common stock will be determined in the public markets and may be influenced by many factors.

The market price of Corteva common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of DowDuPont’s current stockholders, causing a shift in our initial investor base, and Corteva common stock may not be included in some indices in which DowDuPont common stock is included, causing certain holders to be mandated to sell their shares of Corteva common stock;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover Corteva common stock after the distribution;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Corteva common stock.

A number of shares of Corteva common stock are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of shares of Corteva common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Corteva common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately                shares of Corteva common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of Corteva common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. In this regard, a portion of DowDuPont common stock is held by index funds tied to stock indices. If we are not included in these indices at the time of distribution, these index funds may be required to sell Corteva common stock.

We cannot guarantee the timing, amount or payment of dividends on Corteva common stock in the future.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. We expect that we will pay a quarterly dividend following the distribution beginning in the third quarter of 2019 (as DowDuPont’s dividends for the first two quarters of 2019 included amounts attributable to Corteva). As an independent company following the distribution, we expect to pay quarterly dividends of approximately 25-35% of annual net income. We intend to issue annual dividend payouts of $400 million. However, there can be no assurance we will be able to pay such dividends. The declaration, payment and amount of any subsequent dividend will be subject to the sole discretion of our post-distribution, independent board of directors and, in the context of our financial policy, will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. In addition there can be no assurance that, after the distribution, the combined annual dividends, if any, on Corteva common stock, New DuPont common stock and Dow common stock, will be at least equal to the annual dividends paid on DowDuPont common stock prior to the distribution of Dow and Corteva common stock. For more information, see the section entitled “Dividend Policy.”

Your percentage of ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees. Our employees may have options to purchase shares of Corteva common stock after the distribution as a result of conversion of their DowDuPont stock options (in whole or in part) to our stock options.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Corteva common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Corteva common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of Corteva common stock. See the section entitled “Description of Our Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and by-laws, Delaware law and in the tax matters agreement may prevent or delay an acquisition of us, which could decrease the trading price of Corteva common stock.

Our amended and restated certificate of incorporation and by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent;

•	the limited ability of our stockholders to call a special meeting;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

•

the ability of our directors, but not our stockholders, to expand the size of our board of directors and to fill vacancies on our board of directors (including those resulting from an enlargement of our board of directors).

In addition, following the distribution, we will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Several of the agreements that we will enter into with DowDuPont or Dow require DowDuPont’s or Dow’s consent to any assignment by us of our rights and obligations, or a change of control of us, under the agreements. The consent rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See the sections entitled “Our Relationship with New DuPont and Dow Following the Distribution” for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, we would be required to indemnify New DuPont for the tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of our stock, even if we did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials DowDuPont and we have filed or will file with the SEC contain, or will contain, forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, which may be identified by their use of words like “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “estimates” or other words of similar meaning. All statements that address expectations or projections about the future, including statements about the company’s strategy for growth, product development, regulatory approval, market position, anticipated benefits of recent acquisitions, timing of anticipated benefits from restructuring actions, outcome of contingencies, such as litigation and environmental matters, expenditures, and financial results, and timing of, as well as expected benefits from, the separation of us and Dow from DowDuPont, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our business, results of operations and financial condition. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are:

•	effect of competition and consolidation in our industry;

•	failure to successfully develop and commercialize our pipeline;

•	failure to obtain or maintain the necessary regulatory approvals for some our products;

•	failure to enforce our intellectual property rights or defend against intellectual property claims asserted by others;

•	effect of competition from manufacturers of generic products;

•	costs of complying with evolving regulatory requirements;

•	effect of the degree of public understanding and acceptance or perceived public acceptance of our biotechnology and other agricultural products;

•	effect of changes in agricultural and related policies of governments and international organizations;

•	impact of our dependence on our relationships or contracts with third parties;

•	effect of disruptions to our supply chain, information technology or network systems;

•	effect of volatility in our input costs; and

•	failure to realize the anticipated benefits of the Internal Reorganization, including failure to benefit from significant cost synergies through the Synergy Program.

Additionally, there may be other risks and uncertainties that we are unable to currently identify or that we do not currently expect to have a material impact on our business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

THE DISTRIBUTION

Background of the Distribution

DowDuPont is a holding company comprised of Historical DuPont and Historical Dow. DowDuPont conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction. DowDuPont has approximately 98,000 employees.

In connection with the signing of the merger agreement, Historical DuPont and Historical Dow announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three, independent publicly traded companies—one for each of its agriculture, materials science and specialty products businesses—with the belief that these companies would lead their respective industries through science-based innovation to meet the needs of customers and help solve global challenges. Upon the consummation of the Merger, DowDuPont reiterated this intention and the DowDuPont board of directors established three committees (collectively, the “advisory committees”), one to oversee the business and affairs of each of its agriculture, materials science and specialty products divisions, including each business’s preparation for the intended separations.

On September 12, 2017, the DowDuPont board of directors announced the composition of the agriculture business, Corteva, which is expected to be the second business separated and will hold DowDuPont’s agriculture business.

The distribution of Corteva common stock is expected to be the second of two distributions to effectuate DowDuPont’s plan to separate DowDuPont into three independent, publicly traded companies. The separation of Corteva is expected to occur after the separation of Dow. The separation of Dow will be completed through the distribution to DowDuPont stockholders of all the then issued and outstanding shares of common stock of Dow, a wholly owned subsidiary of DowDuPont that at the time of Dow’s distribution will hold DowDuPont’s materials science business. Following the distribution of Dow, the remaining company, which will hold DowDuPont’s agriculture and specialty products business, is expected to, subject to the approval of its board of directors, complete the distribution of Corteva. The separation of Corteva is expected to be completed on June 1, 2019 through the distribution to DowDuPont stockholders of all the Corteva common stock.

Prior to these distributions, DowDuPont will undertake the Internal Reorganization and Business Realignment, as described in the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and as contemplated by the separation agreement, which is further discussed in the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement.” As a result of these transactions, at the time of its distribution, Dow will hold the assets and liabilities associated with DowDuPont’s materials science business (in addition to any assets and liabilities allocated to Dow pursuant to the separation agreement), Corteva will hold the assets and liabilities associated with DowDuPont’s agriculture business (in addition to any assets and liabilities allocated to Corteva pursuant to the separation agreement), and after the final distribution, New DuPont will continue to hold the assets and liabilities associated with DowDuPont’s specialty products business (in addition to any assets and liabilities allocated to New DuPont pursuant to the separation agreement).

The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges and is the best available opportunity to unlock the value of DowDuPont’s businesses.

On                 , the DowDuPont board of directors approved the distribution of all the then-issued and outstanding shares of Corteva common stock to DowDuPont stockholders on the basis of                  shares of Corteva

common stock for every share of DowDuPont common stock held at the close of business on the record date for the distribution. As a result of the distribution, Corteva will become an independent, publicly traded company. The distribution of Corteva common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.” DowDuPont stockholders may also receive cash in lieu of any fractional shares of Corteva common stock that they would have received in the distribution. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. DowDuPont stockholders will not be required to make any payment, surrender or exchange their DowDuPont common stock or take any other action to receive their shares of Corteva common stock in the distribution.

The separation of DowDuPont’s materials science business will also be subject to certain conditions, and stockholders will separately receive information about the expected separation and distribution of Dow. For additional information, please see the registration statement on Form 10 filed with the SEC by Dow on September 7, 2018 and any amendments or supplements thereto that may be filed with the SEC by Dow from time to time.

The DowDuPont board of directors has the discretion to abandon one or both of the intended distributions and to alter the terms of each distribution. As a result, we cannot provide any assurances that the distribution of Corteva common stock will be completed, or that the distribution of Dow common stock will be completed.

Reasons for the Separation and Distribution

Since the Merger, the DowDuPont board of directors has met regularly to review DowDuPont’s businesses, has consulted regularly with the advisory committees and has evaluated the strategic opportunities available to the combined company and its businesses. The DowDuPont board of directors believes that the separation of DowDuPont into three independent, publicly traded companies through the separation of its agriculture, materials science and specialty products businesses is the best available opportunity to unlock the value of DowDuPont. The DowDuPont board of directors, in consultation with the advisory committees, has considered a wide variety of factors in evaluating the planned separations and distributions of Corteva and Dow, including the risk that one or more of the distributions is abandoned and not completed. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders of the separation of each of its three businesses into independent companies with their own distinctive business and capital structures and ability to focus on their respective specific growth plans will provide DowDuPont stockholders with certain opportunities and benefits not available to the combined company.

The DowDuPont board of directors believes that the separation of the agriculture business from DowDuPont is in the best interests of DowDuPont and its stockholders. Among other things, the DowDuPont board of directors considered the following potential benefits of the separations and distributions:

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Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and also reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

•

Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its particular industry and markets. It is expected that, over time following the completion of the separations, the aggregate market value of us, Dow and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

•

Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Corteva, a leading global agricultural company with one of the most comprehensive and diverse portfolios in the industry; Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

•

Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separations, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

•

Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

•

Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

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Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of DowDuPont’s businesses prior to the separations and distributions and the potential inability to realize the anticipated benefit of the separation.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and distribution outweighed the potential negative factors in connection therewith. Neither DowDuPont nor we can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For more information see the section entitled “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three independent, publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the DowDuPont board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the DowDuPont board of directors may have given different weights to different factors.

History of Corteva and Formation of a Holding Company Prior to the Distribution

EID was initially incorporated in Delaware in 1915 as the successor to a company that was founded in 1802. On August 31, 2017, as a result of the completion of the Merger, Historical DuPont became a subsidiary of DowDuPont. Prior to the Merger, Historical DuPont was a publicly traded company that was listed on the NYSE and operated a global business that included agriculture, electronics and communications, industrial biosciences, nutrition and health, performance materials and protection solutions segments.

As part of DowDuPont’s plan to separate its agriculture business, on March 16, 2018, DowDuPont formed Corteva Parent to serve as a holding company for Corteva. Corteva Parent is a direct, wholly owned subsidiary of DowDuPont and at the time of the distribution will be the direct parent of EID. In connection with the separation and distribution, DowDuPont plans to transfer the assets and liabilities of the agriculture business not currently held by Corteva, to Corteva (see the sections entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement”). DowDuPont will then complete the separation through a distribution of Corteva common stock by way of a pro rata dividend to DowDuPont stockholders as of the record date. Following the separation and distribution, Corteva will be a separate company and the remaining company, New DuPont, will not retain any ownership interest in Corteva. As a result of the Internal Reorganization and Business Realignment, at the time of the distribution, Corteva Parent will hold, among certain other assets and liabilities, the agriculture business of Historical DuPont (“Historical DuPont Agriculture”) and Dow AgroSciences (in addition to any assets and liabilities allocated to it pursuant to the separation agreement).

The Number of Shares of Corteva Common Stock You Will Receive

For every share of DowDuPont common stock that you own at the close of business on                  , 2019, the record date, you will receive                 shares of Corteva common stock on the distribution date. DowDuPont will not distribute any fractional shares of Corteva common stock. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such stockholder would otherwise have been entitled to receive) to each stockholder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by DowDuPont or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Neither we nor DowDuPont will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts received in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the material U.S. federal income tax consequences of the distribution. If you are a registered holder of DowDuPont common stock, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your DowDuPont common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will be responsible for transmitting to you your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, subject to the satisfaction or waiver of certain conditions, the distribution of Corteva common stock is expected to occur on June 1, 2019, the distribution date, to all holders of outstanding DowDuPont common stock on the record date. Computershare will serve as the distribution agent in connection with the distribution, and will also serve as the transfer agent and registrar for the Corteva common stock. DowDuPont stockholders may receive cash in lieu of any fractional shares of Corteva common stock which they would have been entitled to receive.

If you own DowDuPont common stock as of the close of business on the record date, the shares of Corteva common stock that you are entitled to receive in the distribution will be issued to you electronically, as of the distribution date, in direct registration or book-entry form. If you are a registered holder, the distribution agent will credit the whole shares of Corteva common stock you receive in the distribution to a book-entry account with our transfer agent on or shortly following the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a direct registration account statement that reflects the shares of Corteva common stock that have been registered in book-entry form in your name as well as a check reflecting any cash you are entitled to receive in lieu of fractional shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution.

Most DowDuPont stockholders own their shares beneficially through a bank, broker or other nominee. In such cases, the bank, broker or other nominee would be said to hold the shares in “street name” and the shares of Corteva common stock you are entitled to receive in the distribution will be issued electronically to your bank or broker and your ownership would be recorded on the bank or brokerage firm’s books. If you hold your DowDuPont common stock through a bank, broker or other nominee, your bank or brokerage firm will credit your account for the shares of Corteva common stock that you are entitled to receive in the distribution, and will be responsible for transmitting to you any cash in lieu of fractional shares you are entitled to receive. If you have any questions concerning the mechanics of the distribution and you hold your shares of DowDuPont in street name, please contact your bank or brokerage firm.

If you sell your DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive shares of Corteva common stock in the distribution.

Transferability of Shares You Receive

The shares of Corteva common stock distributed to DowDuPont stockholders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by Corteva affiliates will be subject to resale restrictions under the Securities Act. Corteva affiliates will be permitted to sell shares of Corteva common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After our separation from DowDuPont, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined by DowDuPont at the close of business on the record date for the distribution based on the distribution ratio. The distribution will not affect the number of outstanding shares of DowDuPont common stock, which will now reflect ownership of New DuPont, or any rights of DowDuPont stockholders. DowDuPont will not distribute any fractional shares of Corteva common stock.

Substantially simultaneously with the distribution of Dow, we will enter into the separation agreement with DowDuPont and Dow to effect the separation and provide a framework for our relationship with New DuPont and Dow after the separation and distribution. In connection with the separation and distribution, we will also enter into various other agreements with DowDuPont and Dow, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain other intellectual property, services, supply and real estate-related agreements. These agreements will collectively provide for the allocation among us, New DuPont and Dow of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our and Dow’s respective separations from DowDuPont and will govern certain relationships among us, New DuPont and Dow. For a more detailed description of these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Our Relationship with New DuPont and Dow Following the Distribution.”

Market for Corteva common stock

There is currently no public trading market for Corteva common stock. We have applied to list Corteva common stock on the NYSE under the symbol “CTVA.” We have not and will not set the initial price of Corteva common stock. The initial price will be established by the public markets.

Corteva cannot predict the price at which its common stock will trade after the distribution. The combined trading prices, after the distribution, of the shares of Corteva common stock that each DowDuPont stockholder will receive in the distribution and the shares of DowDuPont common stock held at the record date may not equal the “regular-way” trading price of a share of DowDuPont common stock immediately prior to the distribution. The price at which Corteva common stock trades may fluctuate significantly, particularly until an orderly public trading market develops. Trading prices for Corteva common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Corteva Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution date, DowDuPont expects that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that trade on the “regular-way” market will trade with an entitlement to receive the shares of Corteva common stock distributed pursuant to the separation. Shares of DowDuPont common stock that trade on the “ex-distribution” market will trade without an entitlement to receive the Corteva common stock distributed pursuant to the distribution. Therefore, if you sell DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive Corteva common stock in the distribution. If you own DowDuPont common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or prior to the last trading day prior to the distribution date, you will receive the shares of Corteva common stock that you are entitled to receive pursuant to your ownership of DowDuPont common stock as of the record date.

Furthermore, we anticipate that trading in Corteva common stock will begin on a “when-issued” basis as early as the trading day prior to the record date for the distribution and will continue through the last trading day prior to the distribution date. “When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Corteva common stock that will be distributed to holders of DowDuPont common stock on the distribution date. If you owned DowDuPont common stock at the close of business on the record date, you would be entitled to Corteva common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Corteva common stock, without DowDuPont common stock you own, on the “when-issued” market. We anticipate that trading on a “when-issued” basis will continue through the last trading day prior to the distribution date. At the open of trading on the distribution date (or, if the distribution date is not a trading day, the first trading day after the distribution date), “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on June 1, 2019, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied:

•

the SEC having declared effective the Form 10 under the Exchange Act (or the Form 10 having otherwise become effective pursuant to and in accordance with Section 12(d) of the Exchange Act), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement (or notice of interest availability hereof) having been distributed to DowDuPont stockholders;

•	the listing of Corteva common stock on the NYSE having been approved, subject to official notice of issuance;

•

the DowDuPont board of directors having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, we and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Corteva common stock;

•	the Internal Reorganization and Business Realignment as they relate to us having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Corteva common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be members of our board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of us, DowDuPont and Dow and each of our or their applicable subsidiaries having entered into all ancillary agreements to which it and/or such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect, and no other outside event having occured that prevents the consummation of the distribution;

•	the receipt by DowDuPont of the Tax Opinion; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of the foregoing conditions does not create any obligations on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Regulatory Approvals

We must complete the necessary registration under U.S. federal securities laws of Corteva common stock, as well as the applicable listing requirements of the NYSE for such shares.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to DowDuPont stockholders who will receive shares of Corteva common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of DowDuPont. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither DowDuPont nor we undertake any obligation to update the information except in the normal course of DowDuPont’s and our public disclosure obligations and practices.

DIVIDEND POLICY

We expect that we will pay a quarterly dividend following the distribution beginning in the third quarter of 2019 (as DowDuPont’s dividends for the first two quarters of 2019 included amounts attributable to Corteva). Corteva is targeting a competitive dividend policy and expects to declare dividends of approximately 25-35% of annual net income. We intend to issue annual dividend payouts of $400 million. However, the declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of our post-distribution, independent board of directors and, in the context of our financial policy, will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. In addition, there can be no assurance that, after the distribution, the combined annual dividends, if any, on the common stock of us, New DuPont and Dow will be at least equal to the annual dividends paid on DowDuPont common stock prior to the distribution of Dow and Corteva common stock.

CAPITALIZATION

The following table sets forth Corteva’s cash and cash equivalents and capitalization as of December 31, 2018, on a historical and on a pro forma basis giving effect to the Business Realignment, the Internal Reorganization, Debt Retirement Transactions (see further discussion in “Unaudited Pro Forma Combined Financial Statements”) and the separation and distribution, as if they occurred on December 31, 2018. The historical cash and cash equivalents and capitalization for Corteva are derived from the audited Historical DuPont consolidated balance sheet as of December 31, 2018. Explanations for the pro forma adjustments can be found under “Unaudited Pro Forma Combined Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and accompanying notes incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

	As of December 31, 2018
(In millions)	Historical(1)	Pro Forma(2)
Cash and cash equivalents	$4,466	$2,128

Borrowings and capital lease obligations:
Short-term	$2,160	$1,889
Long-term	5,812	179

Total borrowings and capital lease obligations	7,972	2,068
Equity:
Common stock	—	—
Preferred stock	239	—
Additional paid-in capital	79,790	25,971
Accumulated deficit	(7,669)	(39)
Accumulated other comprehensive loss	(2,503)	(2,412)
Noncontrolling interests	231	265
Total equity	70,088	23,785

Total capitalization	$78,060	$25,853

(1)	Represents cash and cash equivalents, debt and equity of Historical DuPont, and is not indicative of Corteva’s future capitalization.
(2)

The above pro forma amounts do not include approximately $6 billion of net defined pension plan and other post-employment benefit obligations, as of December 31, 2018, that are expected to be retained by Corteva.

We have not yet finalized our post-distribution capitalization. We intend to update the above disclosure to reflect our post-distribution capitalization in an amendment to the Form 10 of which this information statement forms a part.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Historical DuPont operated a global business that included agriculture, materials science and specialty products businesses, and has been determined to best represent the predecessor entity to Corteva. As such, the unaudited pro forma combined financial statements (“pro forma financial statements”) are derived from the audited annual consolidated financial statements of Historical DuPont and the audited annual combined financial statements of Dow AgroSciences, which are incorporated by reference herein and filed as Exhibits 99.2 and 99.3, respectively, to the Form 10 of which this information statement forms a part.

As part of the Internal Reorganization and Business Realignment, Historical DuPont will transfer entities and the related assets and liabilities of its materials science and specialty products businesses and will receive entities and the related assets and liabilities of Dow AgroSciences, such that Historical DuPont will retain those assets and liabilities relevant to DowDuPont’s agriculture business.

In contemplation of the separations and distributions and to achieve the respective credit profiles of each of the intended future companies, DowDuPont completed a series of financing transactions, which included an offering of senior unsecured notes and the establishment of new term loan facilities (the “financing transactions”). In November and December 2018, DowDuPont contributed a portion of the net proceeds of the notes offering to EID to pay off or retire a portion of Historical DuPont’s existing debt liabilities (the “Debt Retirement Transactions”), with additional contributions to either Corteva or EID expected before the separation and distribution.

The following pro forma financial statements reflect the Historical DuPont materials science and specialty products divestitures as discontinued operations and the receipt of Dow AgroSciences as a common control combination. Upon completion of the Internal Reorganization and Business Realignment, the historical financial statements of Corteva will be recast to reflect the discontinued operations for each period presented, as well as to include Dow AgroSciences from the Effective Time of the Merger.

For purposes of DowDuPont’s financial statement presentation, Historical Dow was determined to be the accounting acquirer in the Merger and Historical DuPont’s assets and liabilities are reflected at fair value as of the close of the Merger in the historical financial statements of DowDuPont. In connection with the Merger and the related accounting determination, Historical DuPont elected to apply push down accounting and reflect in its historical financial statements the fair value of its assets and liabilities. For purposes of Historical DuPont’s financial statement presentation, periods following the closing of the Merger are labeled “Successor” and reflect DowDuPont’s basis in the fair values of the assets and liabilities of Historical DuPont. All periods prior to the closing of the Merger reflect the historical accounting basis in Historical DuPont’s assets and liabilities and are labeled “Predecessor.” Historical DuPont’s historical financial statements include a black line division between the columns titled “Predecessor” and “Successor” to signify that the amounts shown for the periods prior to and following the Merger are not comparable.

The pro forma financial statements give effect to the following:

•

The unaudited pro forma combined balance sheet as of December 31, 2018 gives effect to the Business Realignment, Internal Reorganization, Debt Retirement Transactions and the separation and distribution as if they had been consummated on December 31, 2018.

•

The unaudited pro forma combined statements of income for the years ended December 31, 2018, 2017 and 2016 give effect to the Merger, the Business Realignment, Internal Reorganization, Debt Retirement Transactions and the separation and distribution as if they had been consummated on January 1, 2016.

The pro forma financial statements are presented for informational purposes only, and do not purport to represent what the results of operations or financial position would have been had the Merger, Business Realignment, Internal Reorganization, Debt Retirement Transactions and the separation and distribution been consummated on the dates indicated, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

The pro forma financial statements include leveraged functional costs previously allocated to Historical DuPont’s materials science and specialty products businesses that did not meet the definition of expenses from discontinued operations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 205, “Presentation of Financial Statements” (“ASC 205”). Additionally, the financial statements of Dow AgroSciences include costs representing allocations of certain leveraged functional and corporate overhead expenses for services from Historical Dow. These costs of Historical DuPont and Dow AgroSciences include, but are not limited to, general corporate expenses related to finance, legal, information technology and human resources. Based on management’s current estimates of costs we expect to incur as a stand-alone company, we believe there are approximately $115 million to $135 million of annual leveraged functional and corporate expenses reflected in Corteva’s 2018 pro forma income from continuing operations that are not expected to continue post-separation.

One-time transaction-related costs incurred prior to, or concurrent with, the closing of the Merger and the expected distribution transactions are not included in the unaudited pro forma combined statements of income. The pro forma financial statements do not reflect restructuring or integration activities or other costs following the separation and distribution transactions that may be incurred to achieve cost or growth synergies of Corteva. As no assurance can be made that these costs will be incurred or the growth synergies will be achieved, no adjustment has been made.

The pro forma financial statements as of December 31, 2018 and for the years ended December 31, 2018, 2017 and 2016 do not yet reflect the following:

•

Corteva or certain of its subsidiaries intend to enter into certain various manufacturing, leasing, supply and service related agreements with Dow and DowDuPont in connection with the separation (see the section entitled “Corteva’s Relationship with New DuPont and Dow Following the Distribution”). These agreements will provide for different pricing than the historical intercompany and intracompany practices of Historical Dow and Historical DuPont. Corteva has not yet finalized all of the terms of these agreements, but intends to include additional details on the terms of the agreements in an amendment to the Form 10 of which this information statement forms a part. Because the terms of these agreements have not been finalized, the financial impact has not been included in the pro forma financial statements that follow.

•

The Telone® Soil Fumigant business (“Telone”) will not transfer to Corteva as part of the common control combination of Dow AgroSciences, and Corteva is in negotiations to become the exclusive distributor of Telone® Soil Fumigant products for Dow after the separation and distribution transactions. The pro forma financial statements reflect the removal of the assets, liabilities and results of operations related to Telone®, but do not yet include the adjustment to reflect recurring impacts of the related distribution agreement between Corteva and Dow. Because the terms of this agreement have not been finalized, the financial impact cannot be determined at this time.

•

Certain tax asset and liability balances may differ from the balances presented in the pro forma financial statements below, pending finalization of the tax matters agreement. The parties have not yet finalized all of the terms of this agreement, but Corteva intends to include additional details on the terms of the agreement in an amendment to the Form 10 of which this information statement forms a part. Because the terms of this agreement have not been finalized, the financial impact cannot be determined at this time.

•

Certain pension and other employee liabilities are not expected to transfer to Corteva as part of the common control combination of Dow AgroSciences pursuant to the employee matters agreement. Because the terms of these transfers have not been finalized, the financial impact has not been included in the pro forma financial statements that follow. Based on current negotiations, the expected financial impact of this agreement is a decrease to “Pension and other postemployment benefits - noncurrent” of approximately $65 million to $70 million.

Corteva, Inc. Unaudited Pro Forma Combined Balance Sheet as of December 31, 2018

(in millions)	Successor Corteva Continuing Operations(1)	Separation and Debt Retirement Pro Forma Adjustments			Pro Forma Corteva
	Note 6	Note 3
Assets
Current assets
Cash and cash equivalents	$2,269	$(141)	(h	)	$2,128
Marketable securities	5	—			5
Accounts and notes receivable—net	5,355	(125)	(a	)	5,230
Inventories	5,260	(10)	(a	)	5,250
Other current assets	1,044	—			1,044
Total current assets	13,933	(276)			13,657
Investment in nonconsolidated affiliates	138	—			138
Net property	4,533	—			4,533
Goodwill	10,192	—			10,192
Other intangible assets	12,055	—			12,055
Deferred income tax assets	306	—			306
Other assets	1,830	—			1,830
Total assets	$42,987	$(276)			$42,711

Liabilities and Equity
Current liabilities
Short-term borrowings and capital lease obligations	$2,153	$(264)	(i	)	$1,889
Accounts payable	3,804	(21)	(a	)	3,783
Income taxes payable	187	—			187
Accrued and other current liabilities	4,016	(46)	(a	)(b)(j)	3,970
Total current liabilities	10,160	(331)			9,829
Long-term debt	5,784	(5,605)	(i	)	179
Other noncurrent liabilities
Deferred income tax liabilities	1,475	26	(k	)	1,501
Pension and other postemployment benefits—noncurrent	5,676	—			5,676
Other noncurrent obligations	1,780	(39)	(c	)(d)	1,741
Total noncurrent liabilities	14,715	(5,618)			9,097
Stockholders’ equity
Common stock	—	—	(e	)	—
Additional paid-in capital	20,200	5,771	(e	)(o)	25,971
Retained earnings (accumulated deficit)	59	(98)	(o	)	(39)
Accumulated other comprehensive loss	(2,412)	—			(2,412)
Total stockholders’ equity	17,847	5,673			23,520
Noncontrolling interests	265	—			265
Total equity	18,112	5,673			23,785
Total liabilities and equity	$42,987	$(276)			$42,711

(1)

Represents the Company’s current best estimate of Corteva’s pro forma historical balance sheet, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. See note 6 for further details. Actual results could differ from these estimates.

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

for the Year Ended December 31, 2018

(in millions, except per share amounts)	Successor Corteva Continuing Operations(1)	Pro Forma Adjustments		Pro Forma Corteva
	Note 6
Net sales	$14,287	$(151)	3(a)	$14,136
Cost of goods sold	10,039	(1,624)	3(a) 4(b)	8,415
Research and development expense	1,435	(3)	3(a)	1,432
Selling, general and administrative expenses	2,882	(15)	3(a)	2,867
Amortization of intangibles	391	—		391
Restructuring and asset-related charges—net	694	—		694
Integration and separation costs	992	(421)	3(f)	571
Goodwill impairment charge	4,503	—		4,503
Sundry income—net	249	—		249
Loss on early extinguishment of debt	81	(81)	3(l)	—
Interest expense	337	(261)	3(m)	76
(Loss) income from continuing operations before income taxes	(6,818)	2,254		(4,564)
(Benefit from) provision for income taxes on continuing operations	(34)	440	3(a) 3(f) 3(g) 3(n) 4(g)	406
(Loss) income from continuing operations after income taxes	(6,784)	1,814		(4,970)
Net income from continuing operations attributable to noncontrolling interests	29	—		29
Net (loss) income from continuing operations attributable to Corteva common stockholders	$(6,813)	$1,814		$(4,999)
Loss per common share from continuing operations (note 5):
Basic				$—
Diluted				$—
Weighted average common shares outstanding (note 5):
Basic				—
Diluted				—

(1)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. See note 6 for further details. Actual results could differ from these estimates.

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

for the Year Ended December 31, 2017

(in millions, except per share amounts)	Predecessor Corteva Continuing Operations(1)	Dow AgroSciences(2)	Successor Corteva Continuing Operations(3)	Dow AgroSciences Adjustments	Merger Pro Forma Adjustments		Adjusted Corteva Continuing Operations	Separation and Debt Retirement Pro Forma Adjustments		Pro Forma Corteva
	Note 6		Note 6	Note 2	Note 4		(subtotal)	Note 3
Net sales	$6,954	$3,761	$3,785	$(200)	$(60)	(a)	$14,240	$(149)	(a)	$14,091
Cost of goods sold	3,591	2,485	2,937	(190)	(465)	(a)(b)(c)	8,358	(66)	(a)	8,292
Research and development expense	634	370	511	(14)	10	(c)	1,511	(2)	(a)	1,509
Selling, general and administrative expenses	1,542	538	869	—	11	(c)	2,960	(16)	(a)	2,944
Amortization of intangibles	40	11	97	—	122	(d)	270	—		270
Restructuring and asset-related charges (benefit)—net	12	(1)	270	—	(10)	(e)	271	—		271
Integration and separation costs	354	—	255	25	(168)	(e)	466	(249)	(f)	217
Sundry (expense) income—net	(597)	(428)	805	(679)	—		(899)	—		(899)
Interest expense	254	2	115	—	(80)	(f)	291	(217)	(m)	74
(Loss) Income from continuing operations before income taxes	(70)	(72)	(464)	(700)	520		(786)	401		(385)
(Benefit from) provision for income taxes on continuing operations	(430)	(12)	(2,207)	(238)	173	(g)	(2,714)	(232)	(a)(f)(g)(n)	(2,946)
Income (loss) from continuing operations after income taxes	360	(60)	1,743	(462)	347		1,928	633		2,561
Net income from continuing operations attributable to noncontrolling interests	8	17	10	—	—		35	—		35
Net income (loss) from continuing operations attributable to Corteva common stockholders	$352	$(77)	$1,733	$(462)	$347		$1,893	$633		$2,526

Earnings per common share from continuing operations (note 5):
Basic
Diluted
Weighted average common shares outstanding (note 5):
Basic
Diluted

(1)

For the period January 1, 2017 through August 31, 2017. Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses; adjusted for certain reclassification adjustments to align the financial statement presentation of Historical DuPont to that of Corteva. See note 6 for further details. Actual results could differ from these estimates.

(2)	For the period January 1, 2017 through August 31, 2017.
(3)

For the period September 1, 2017 through December 31, 2017. Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. See note 6 for further details. Actual results could differ from these estimates.

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

for the Year Ended December 31, 2016

(in millions, except per share amounts)	Predecessor Corteva Continuing Operations(1)	Dow AgroSciences	Dow AgroSciences Adjustments	Merger Pro Forma Adjustments		Adjusted Corteva Continuing Operations	Separation and Debt Retirement Pro Forma Adjustments		Pro Forma Corteva
	Note 6	As Reported	Note 2	Note 4		(subtotal)	Note 3
Net sales	$8,265	$6,144	$(290)	$(78)	(a)	$14,041	$(145)	(a)	$13,896
Cost of goods sold	4,603	4,020	(215)	(49)	(a)(c)	8,359	(76)	(a)	8,283
Research and development expense	925	586	(15)	15	(c)	1,511	(4)	(a)	1,507
Selling, general and administrative expenses	2,066	845	(2)	17	(c)	2,926	(16)	(a)	2,910
Amortization of intangibles	45	18	—	184	(d)	247	—		247
Restructuring and asset-related charges—net	438	11	4	—		453	—		453
Integration and separation costs	285	—	27	(147)	(e)	165	(91)	(f)	74
Sundry expense—net	(48)	(18)	(7)	—		(73)	—		(73)
Interest expense	370	7	—	(120)	(f)	257	(156)	(m)	101
(Loss) Income from continuing operations before income taxes	(515)	639	(96)	22		50	198		248
(Benefit from) provision for income taxes on continuing operations	(275)	(48)	(33)	9	(g)	(347)	74	(a)(f)(n)	(273)
(Loss) income from continuing operations after income taxes	(240)	687	(63)	13		397	124		521
Net income from continuing operations attributable to noncontrolling interests	11	14	—	—		25	—		25
Net (loss) income from continuing operations attributable to Corteva common stockholders	$(251)	$673	$(63)	$13		$372	$124		$496

Earnings per common share from continuing operations (note 5):
Basic
Diluted
Weighted average common shares outstanding (note 5):
Basic
Diluted

(1)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses; adjusted for certain reclassification adjustments to align the financial statement presentation of Historical DuPont to that of Corteva. See note 6 for further details. Actual results could differ from these estimates.

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE TRANSACTIONS AND BASIS OF PRESENTATION

The pro forma financial statements include adjustments related to the Merger, the Business Realignment, the Internal Reorganization, the Debt Retirement Transactions and the separation and distribution, as required by Article 11 of SEC Regulation S-X. Historical DuPont has been determined to best represent the predecessor entity to Corteva. As a result, the historical financial statements of Corteva reflected in the pro forma financial statements are those of Historical DuPont. The historical consolidated financial information has been adjusted to give effect to events that are (1) directly attributable to the Merger, the Business Realignment, the Internal Reorganization, the Debt Retirement Transactions and the separation and distribution, (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of income, expected to have a continuing impact on the consolidated results. Further, these pro forma adjustments contain estimates, which are based on information currently available to management and are subject to change, which could have a material impact on these pro forma financial statements.

The Merger

At the Effective Time of the Merger, pursuant to the merger agreement, Historical DuPont and Historical Dow each merged with subsidiaries of DowDuPont and, as a result, Historical DuPont and Historical Dow became subsidiaries of DowDuPont.

One-time transaction-related expenses incurred prior to, or concurrent with, the closing of the Merger are not included in the unaudited pro forma combined statements of income.

The Internal Reorganization and the Business Realignment

Historical DuPont was founded in 1802 and was incorporated in Delaware in 1915. Immediately prior to the Merger, Historical DuPont was comprised of agriculture, materials science and specialty products businesses. As a result of the Merger, these businesses, as well as the agriculture, materials science and specialty products businesses of Historical Dow, are presently held indirectly by DowDuPont through its combined ownership of Historical DuPont and Historical Dow. Through an internal reorganization, Historical DuPont and Historical Dow will each realign their respective businesses into three subgroups: agriculture, materials science and specialty products. DowDuPont, Historical DuPont and Historical Dow will each transfer and receive entities and businesses such that, after the Internal Reorganization, Corteva will hold either directly or indirectly Historical DuPont Agriculture and Dow AgroSciences, along with the assets and liabilities allocated to each group pursuant to the separation agreement (as described in more detail in “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement—Transfer of Assets and Assumption of Liabilities”).

As a result of the Internal Reorganization and Business Realignment, Corteva will own 100% of the outstanding common stock of EID. Preferred stockholders of EID will continue to hold such shares following the separation and distribution. After the separation and distribution, EID will remain a subsidiary of Corteva, will continue to be a reporting company and expects to comply with the requirements of the Exchange Act. Further, as a result of the Internal Reorganization, EID will own 100% of Dow AgroSciences on a consolidated basis.

Distribution of Historical DuPont’s Materials Science and Specialty Products Businesses

Corteva’s distributions of Historical DuPont’s materials science and specialty products businesses will be accounted for as discontinued operations. As such, pro forma adjustments related to the distributions have been prepared in accordance with the discontinued operations guidance in ASC 205 and therefore do not allocate any general corporate overhead expenses of Historical DuPont to the materials science and specialty products businesses and include only those costs that are directly related to the discontinued businesses and are not expected to continue. The Company’s current estimates for discontinued operations are preliminary and could change as the Company finalizes discontinued operations accounting. As such, the pro forma financial statements do not reflect what Corteva’s results of operations or financial position would have been on a stand-alone basis and are not necessarily indicative of Corteva’s future results of operations. See note 6 for additional information.

Common Control Combination of Dow AgroSciences

Corteva’s acquisition of Dow AgroSciences will be treated as a transfer between entities under common control. As such, the Company will record the assets, liabilities, and equity of the Dow AgroSciences business on its balance sheet at their historical basis. Transfers of businesses between entities under common control requires the financial statements to be presented as if the transaction had occurred at the point at which common control first existed (the Effective Time of the Merger). Corteva’s historical financial statements and related notes will, after the closing of Corteva’s acquisition of Dow AgroSciences, be revised to include the historical balances of Dow AgroSciences from September 1, 2017 onward.

The unaudited pro forma combined balance sheet as of December 31, 2018 is presented as if the common control combination of Dow AgroSciences had occurred on December 31, 2018 and the unaudited pro forma combined statements of income are presented as if the common control combination of Dow AgroSciences had occurred on January 1, 2016. Transactions between Dow AgroSciences and Historical DuPont Agriculture have been eliminated as if Dow AgroSciences and Historical DuPont Agriculture were consolidated affiliates since January 1, 2016.

Debt Retirement Transactions

At the time of the separations and distributions, it is expected that Corteva will have a credit profile substantially similar to that of Historical DuPont prior to the Merger. Corteva is targeted to have an A- credit rating (expressed in Standard & Poor’s (“S&P”) nomenclature) primarily reflecting obligations relating to certain Historical DuPont defined pension plans, including Historical DuPont’s principal U.S. pension plan, certain non-U.S. pension plans and other post-employment benefit liabilities. In contemplation of the separations and distributions and in preparation to achieve the respective credit profiles of each of the intended future companies, DowDuPont completed a series of financing transactions, which included an offering of senior unsecured notes and the establishment of new term loan facilities. Corteva expects DowDuPont to use approximately $10.1 billion of the proceeds from its financing transactions to reduce Corteva’s outstanding liabilities in line with Corteva’s target credit profile (the “Liabilities Reduction”). Therefore, the pro forma financial statements as of December 31, 2018 and for the years ended December 31, 2018, 2017 and 2016 reflect adjustments assuming the Liabilities Reduction would be achieved through the retirement of certain of Historical DuPont’s outstanding debt securities and term loans based on short-term and long-term debt balances and pension obligations outstanding as of December 31, 2018.

Certain Debt Retirement Transactions were undertaken by Historical DuPont in November and December of 2018 as part of the Liabilities Reduction. Specifically, Historical DuPont offered to purchase for cash any and all outstanding debt securities listed in the table below from each registered holder of the applicable series of debt securities (the “Tender Offers”).

(in millions)	Amount
5.750% Senior Notes due 2019	$500
4.625% Senior Notes due 2020	1,000
3.625% Notes due 2021	1,000
4.250% Notes due 2021	500
2.800% Notes due 2023	1,250
6.500% Debentures due 2028	300
5.600% Senior Notes due 2036	400
4.900% Notes due 2041	500
4.150% Notes due 2043	750

Total	$6,200

In the fourth quarter of 2018, Historical DuPont retired $4,409 million of such debt securities in connection with the Tender Offers, which expired on December 11, 2018. Historical DuPont paid a total of $4,849 million, which included breakage fees and all applicable accrued and unpaid interest. DowDuPont contributed cash (generated from the financing transactions) to Historical DuPont to fund the settlement of the Tender Offers and payment of associated fees. As noted above, for purposes of the pro forma financial statements in this presentation, Corteva has assumed that the remaining aggregate principal amount of these debt securities ($1.8 billion) will be satisfied through future Debt Retirement Transactions. This illustrates a possible use of proceeds from the above financing transactions, however, the actual pay off or retirement across Historical DuPont’s outstanding liabilities could be different than the Debt Retirement Transactions described above. In furtherance of achieving the Company’s credit profile target, Corteva and DowDuPont may take various steps, which may include further retirement of financial debt, maintenance of meaningful intra-year debt supporting seasonality and/or contributions of cash funded by DowDuPont’s financing transactions. Any specific future actions related to the Liabilities Reduction will depend on various factors existing at that time.

In addition, as part of the Debt Retirement Transactions, the following debt securities and term loans are expected to be paid off:

(in millions)	Amount
SMR Notes due 2020	$2,000
Term Loan due 2020	2,000

Total	$4,000

The Separation and Distribution of Corteva

The distribution of Corteva common stock will occur by way of a pro rata distribution to DowDuPont stockholders. Each DowDuPont stockholder will be entitled to receive                 shares of Corteva common stock for every share of DowDuPont common stock held by such stockholder at the close of business on                 , 2019, the record date of the distribution. The actual number of shares of Corteva common stock that DowDuPont will distribute will depend on the number of shares of DowDuPont common stock outstanding on the record date.

Before the separation from DowDuPont, Corteva will enter into the separation and distribution agreement with DowDuPont and Dow to effect the separation and provide a framework for Corteva’s relationship with New DuPont and Dow. After the separation and distribution, Corteva will also enter into certain other agreements with DowDuPont and Dow, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain other intellectual property, services, supply and real estate-related agreements. These agreements will provide for the terms of the separation between Corteva, New DuPont and Dow of the assets, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of DowDuPont and its subsidiaries attributable to the periods prior to, at and after Corteva’s and Dow’s respective separations from DowDuPont and will govern the relationship among Corteva, New DuPont and Dow subsequent to the completion of the separations and distributions.

One-time transaction-related expenses incurred relating to the separation and distribution of Corteva are not included in the unaudited pro forma combined statements of income.

NOTE 2—DOW AGROSCIENCES ADJUSTMENTS

As a condition of Brazil’s Administrative Council for Economic Defense regulatory approval of the Merger, Historical Dow divested a select portion of Dow AgroSciences’ corn seed business in Brazil, including some seed processing plants and seed research centers, a copy of Dow AgroSciences’ Brazilian corn germplasm bank, the Morgan™ brand and a license for the use of the Dow Sementes™ brand for a certain period of time (collectively, the “DAS Brazil Assets”). On July 11, 2017, Historical Dow announced it had entered into a definitive agreement to sell the DAS Brazil Assets to CITIC Agri Fund. During the fourth quarter of 2017, Dow AgroSciences completed the disposition of the DAS Brazil Assets. The below represents amounts that were removed from the unaudited pro forma combined statements of income to reflect this divestiture.

(in millions)	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Net sales	$(200)	$(290)
Cost of goods sold	(144)	(166)
Research and development expense	(12)	(12)
Selling, general and administrative expenses	(23)	(23)
Sundry (expense) income—net	(679)	(7)
Income from continuing operations before income taxes	(700)	(96)
Provision for income taxes on continuing operations	(238)	(33)
Income from continuing operations after income taxes	$(462)	$(63)

Additionally, in order to align the financial statement presentation of Dow AgroSciences’ to that of Corteva’s continuing operations, certain reclassification adjustments have been made to the unaudited pro forma combined statements of income as follows:

(in millions)	For the Period January 1 – August 31, 2017		For the Year Ended December 31, 2016
Cost of goods sold	$—		$(2)
Selling, general and administrative expenses	$—		$(2)
Restructuring and asset-related charges – net		$—		$4

Cost of goods sold	$(13)		$(12)
Research and development expense	$(2)		$(3)
Selling, general and administrative expenses	$(10)		$(12)
Integration and separation costs		$25		$27

Cost of goods sold(1)	$(33)		$(35)
Selling, general and administrative expenses(1)		$33		$35

(1)

Reflects reclassification of certain allocated Historical Dow leveraged function costs out of cost of goods sold to selling, general and administrative expenses in order to align with Corteva’s presentation of similar costs.

NOTE 3—SEPARATION AND DEBT RETIREMENT RELATED PRO FORMA ADJUSTMENTS

Separation Pro Forma Adjustments

The pro forma financial statements reflect the following adjustments related to the separation and distribution transactions:

(a)

Adjustment to remove the Telone® business that is not transferring to Corteva as part of the common control combination of Dow AgroSciences. The below represents amounts that were removed from the pro forma financial statements.

Balance Sheet

(in millions)	As of December 31, 2018
Accounts and notes receivable—net	$(125)
Inventories	(10)
Total assets	$(135)

Accounts payable	$(21)
Accrued and other current liabilities	(68)
Total liabilities	$(89)

Statements of Income

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Net sales	$(151)	$(149)	$(145)
Cost of goods sold	(70)	(66)	(76)
Research and development expense	(3)	(2)	(4)
Selling, general and administrative expenses	(15)	(16)	(16)
Income from continuing operations before income taxes	(63)	(65)	(49)
Provision for income taxes on continuing operations(1)	(16)	(16)	(12)
Income from continuing operations after income taxes	$(47)	$(49)	$(37)

(1)

Adjustment to record the income tax impacts of the pro forma adjustments using a blended statutory tax rate of 25%. This rate does not reflect Corteva’s effective tax rate, which will include other items and may be significantly different than the rates assumed for purposes of preparing these pro forma financial statements.

(b)	Adjustment to include a $63 million amount due to Dow related to an indemnification outlined in the Separation Agreement.

(c)

Adjustment to remove $3 million of liabilities related to litigation matters that are included in the financial statements of Dow AgroSciences, but will not transfer to Corteva as part of the common control combination.

(d)

Adjustment to remove $36 million of tax related liabilities associated with the divested portion of Dow AgroSciences’ corn seed business in Brazil that will not transfer to Corteva as part of the common control combination.

(e)

Adjustment to reflect the number of common shares expected to be outstanding upon completion of the separation and related transactions. As of the distribution date, equity will be adjusted to reflect the distribution of Corteva shares of common stock to DowDuPont shareholders, at a distribution ratio of                shares of Corteva common stock for every share of DowDuPont common stock.

(f)

Adjustment to eliminate one-time transaction costs directly attributable to the expected distribution transactions. The below represents the impact to respective pro forma combined statements of income.

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Integration and separation costs	$(421)	$(249)	$(91)
Provision for income taxes on continuing operations(1)	$98	$84	$30

(1)

Represents the income tax effect of the elimination of one-time transaction costs directly attributable to the expected distribution transactions calculated using enacted statutory tax rates applicable in each period at the legal entity in which the pre-tax adjustments were made.

(g)

Reflects the impact on the (benefit from) provision for income taxes on continuing operations for Corteva, as if Historical DuPont and Dow AgroSciences were consolidated affiliates for the Successor periods. For the year ended December 31, 2017, an income tax benefit was recorded to reflect the removal of a $378 million valuation allowance for Dow AgroSciences that was established during the period, and which is not expected to transfer to Corteva as part of the common control combination of Dow AgroSciences. The valuation allowance was primarily related to a change in Dow AgroSciences’ ability, as a direct result of the Tax Cuts and Jobs Act (the “TCJA”), to generate and rely on sufficient levels of future foreign source income when assessing its foreign tax credits for realizability. For the year ended December 31, 2018, the consolidating adjustment reflects a benefit of $33 million resulting from the U.S. tax consolidation, inclusive of the impact of the TCJA.

Debt Retirement Transactions Pro Forma Adjustments

The pro forma financial statements reflect the following adjustments related to the Debt Retirement Transactions:

(h)	Adjustment to cash represents the following:

(in millions)	As of December 31, 2018
Cash contribution from DowDuPont	$5,771
Payment of fees and expenses	(79)
Pay off or retirement of outstanding liabilities	$(5,792)
Pay off of accrued interest	(41)
Total adjustment to cash	$(141)

(i)	Adjustment to short-term borrowings and capital lease obligations and long-term debt represents the following:

(in millions)	As of December 31, 2018
Pay off of outstanding liabilities	$(262)
Write-off of associated fair value adjustment	(2)
Total adjustment to short-term borrowings and capital lease obligations	$(264)
Pay off of outstanding liabilities	$(5,530)
Write-off of associated debt issuance costs	1
Write-off of associated fair value adjustment	(76)
Total adjustment to long-term debt	$(5,605)

(j)	Reflects the pay off of $41 million of accrued interest related to the above noted outstanding liabilities.

(k)

Adjustment to derecognize $26 million of deferred tax assets associated with the pay off of the Company’s long-term borrowings. The deferred tax asset was recognized in relation to the fair value determination of the Company’s long-term borrowings as a result of the Merger and is included within deferred tax liabilities of Historical DuPont due to jurisdictional netting.

(l)

Represents the removal of the loss on early debt extinguishment of $81 million for the year ended December 31, 2018, as it is directly attributable to the Debt Retirement Transactions and will not have a continuing impact.

(m)	Adjustment to interest expense represents the following:

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Removal of amortization of the fair value adjustment to debt(1)	$87	$110	$120
Removal of Historical DuPont interest expense	(347)	(322)	(271)
Removal of amortization of Historical DuPont debt issuance costs	(1)	(5)	(5)
Total adjustment to interest expense	$(261)	$(217)	$(156)

(1)	See note 4(f) for further details regarding the merger related interest expense pro forma adjustments.

(n)

Adjustment to record the income tax impact of the debt retirement pro forma adjustments using a blended federal and state rate of 23% for the year ended December 31, 2018 and 36% for the years ended December 31, 2017 and 2016.

(o)	Adjustment to equity for the separation and Debt Retirement Transactions pro forma adjustments represents the following:

	As of December 31, 2018
(in millions)	Retained Earnings	Additional Paid-In Capital
Removal of Telone® business	$(46)	$—
Removal of Dow AgroSciences litigation liabilities	3	—
Removal of tax liabilities from Dow AgroSciences divested business	36	—
Adjustment to include amount due to Dow for indemnification	(63)	—
Cash contribution from DowDuPont	—	5,771
Payment of fees and expenses	(79)	—
Write-off of associated fair value adjustment	78	—
Write-off of unamortized debt issuance costs	(1)	—
Adjustment to deferred tax liabilities	(26)	—
Total adjustment to equity	$(98)	$5,771

NOTE 4—MERGER-RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma combined statements of income reflect the following adjustments that are directly attributable to the Merger and expected to have a continuing impact on Corteva:

(a)

Transactions between Dow AgroSciences and Historical DuPont have been eliminated as if Dow AgroSciences and Historical DuPont were consolidated affiliates for the entire period presented. Adjustment reflects the elimination of sales and cost of goods sold of $60 million for the period January 1 through August 31, 2017 and $78 million for the year ended December 31, 2016.

(b)

Represents the removal of cost of goods sold of $1,554 million for the year ended December 31, 2018 and $425 million for the period September 1 through December 31, 2017, related to the amortization of Historical DuPont’s agriculture business’ inventory step-up recognized in connection with the Merger, as the incremental amortization is directly attributable to the Merger and will not have a continuing impact.

(c)

Represents estimated additional depreciation expense related to the fair value adjustment to net property, plant and equipment of Historical DuPont’s agriculture business. The table below is a summary of the information used to calculate the pro forma increase in depreciation expense.

(in millions)	For the Period January 1 – August 31, 2017	For the Year Ended December 31, 2016
Cost of goods sold	$20	$29
Research and development expense	$10	$15
Selling, general and administrative expenses	$11	$17

(d)

Represents estimated additional amortization expense of $122 million for the period January 1 through August 31, 2017 and $184 million for the year ended December 31, 2016 related to the fair value adjustment to Historical DuPont’s agriculture business’ intangible assets.

(e)

Represents the elimination of one-time transaction costs directly attributable to the Merger. Transaction costs of $168 million for the year ended December 31, 2017 and $147 million for the year ended December 31, 2016 were eliminated from integration and separation costs and $10 million was eliminated from restructuring and asset-related charges (benefits)—net for the period January 1 through August 31, 2017.

(f)

Represents a reduction of interest expense of $80 million for the period January 1 through August 31, 2017 and $120 million for the year ended December 31, 2016 related to the amortization of the fair value adjustment to Historical DuPont’s long-term debt.

(g)

Represents the income tax effect of the pro forma adjustments related to the Merger calculated using enacted statutory tax rates applicable in each period at the legal entity in which the pre-tax adjustments were made.

NOTE 5—CORTEVA EARNINGS PER SHARE INFORMATION

The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on pro forma net income from continuing operations attributable to Corteva common stockholders divided by basic and diluted weighted-average number of common shares outstanding. The pro forma combined shares outstanding are impacted by the Corteva common shares distributed to DowDuPont stockholders in connection with the separation, as well as historical equity awards that were converted into Corteva equity awards as a result of the transactions. The number of shares of Corteva common stock used to compute the pro forma basic earnings per share for the periods is presented below.

The numerator for the basic and diluted earnings per share calculations is equal to the unaudited pro forma combined net income attributable to Corteva for all periods presented. The denominator for the basic earnings per share calculation for all periods presented is equal to the number of shares issued to DowDuPont stockholders, assuming                 shares of Corteva common stock for every share of DowDuPont common stock held by such stockholder at the close of business on                 , 2019, the record date of the distribution. The table below contains reconciliations of the denominator for basic and diluted earnings per share calculations for the periods indicated:

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
DowDuPont basic weighted-average common shares as of December 31, 2018	—	—	—
Corteva distribution ratio(1)	—	—	—
Corteva weighted-average common shares—basic	—	—	—

Dilutive effective of Historical DowDuPont equity awards(2)	—	—	—
Corteva distribution ratio(1)	—	—	—
Plus: Dilutive effect of Corteva equity awards	—	—	—
Corteva weighted-average common shares—diluted	—	—	—

(1)	Each DowDuPont stockholder will be entitled to receive shares of Corteva common stock for every share of DowDuPont common stock held by such stockholder.
(2)	As a result of the Merger, reflects a weighted averaging effect of DowDuPont equity awards outstanding during the respective post-merger periods.

NOTE 6—INTERNAL REORGANIZATION AND BUSINESS REALIGNMENT

The pro forma financial statements, as shown below, present the pro forma results of operations and financial position of Historical DuPont, after giving effect to the following transactions:

•

Internal Reorganization and Business Realignment of Historical DuPont’s materials science and specialty products businesses, which are reflected in all periods below as discontinued operations, in accordance with ASC 205.

•	Acquisition of Dow AgroSciences, which is reflected from September 1, 2017 onward as a transfer between entities under common control.

Pro forma adjustments reflecting the above transactions are expected to be reflected in Corteva’s retrospectively revised historical financial statements. The pro forma financial statements do not reflect what Corteva’s results of operations or financial position would have been on a stand-alone basis and are not necessarily indicative of Corteva’s future results of operations or financial position.

Corteva, Inc. Unaudited Pro Forma Combined Balance Sheet as of December 31, 2018

(in millions)	Successor Historical DuPont	Dow AgroSciences	Discontinued Operations	Historical Adjustments(1)		Successor Corteva Continuing Operations(2)
	As Reported	As Reported
Assets
Current assets
Cash and cash equivalents	$4,466	$58	$(2,255)	$—		$2,269
Marketable securities	34	—	(29)	—		5
Accounts and notes receivable—net	5,534	2,715	(2,635)	(259)	(a)(b)	5,355
Inventories	7,407	1,811	(3,917)	(41)	(a)	5,260
Other current assets	1,165	124	(253)	8	(a)	1,044
Total current assets	18,606	4,708	(9,089)	(292)		13,933
Investment in nonconsolidated affiliates	1,381	50	(1,293)	—		138
Net property	12,186	1,267	(8,920)	—		4,533
Goodwill	40,686	1,344	(31,838)	—		10,192
Other intangible assets	26,053	183	(14,181)	—		12,055
Deferred income tax assets	303	140	(135)	(2)	(c)	306
Other assets	1,810	81	(103)	42	(b)	1,830
Total assets	$101,025	$7,773	$(65,559)	$(252)		$42,987

Liabilities and Equity
Current liabilities
Short-term borrowings and capital lease obligations	$2,160	$10	$(17)	$—		$2,153
Accounts payable	4,982	1,386	(2,197)	(367)	(a)	3,804
Income taxes payable	66	154	(33)	—		187
Accrued and other current liabilities	4,233	665	(918)	36	(a)(b)	4,016
Total current liabilities	11,441	2,215	(3,165)	(331)		10,160
Long-term debt	5,812	5	(33)	—		5,784
Other noncurrent liabilities
Deferred income tax liabilities	5,381	168	(4,052)	(22)	(c)	1,475
Pension and other postemployment benefits—noncurrent	6,683	124	(1,131)	—		5,676
Other noncurrent obligations	1,620	202	(84)	42	(b)	1,780
Total noncurrent liabilities	19,496	499	(5,300)	20		14,715
Stockholders’ equity
Preferred stock	239	—	—	(239)	(d)	—
Additional paid-in capital	79,790	—	(59,590)	—		20,200
(Accumulated deficit) retained earnings	(7,669)	5,893	1,776	59	(f)	59
Accumulated other comprehensive loss	(2,503)	(858)	949	—		(2,412)
Total stockholders’ equity	69,857	5,035	(56,865)	(180)		17,847
Noncontrolling interests	231	24	(229)	239	(d)	265
Total equity	70,088	5,059	(57,094)	59		18,112
Total liabilities and equity	$101,025	$7,773	$(65,559)	$(252)		$42,987

(1)	See disclosures following these pro forma financial statements for further details regarding the Historical Adjustments.
(2)

Represents the Company’s current best estimate of Corteva’s pro forma historical balance sheet, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. Actual results could differ from these estimates.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2018

	Successor Historical DuPont	Dow AgroSciences	Discontinued Operations	Historical Adjustments(1)		Successor Corteva Continuing Operations(2)
(in millions)	As Reported	As Reported
Net sales	$26,279	$5,646	$(17,275)	$(363)	(a)	$14,287
Cost of goods sold	18,182	3,893	(11,594)	(442)	(a)(g)	10,039
Research and development expense	1,524	492	(571)	(10)	(g)	1,435
Selling, general and administrative expenses	3,853	770	(1,748)	7	(g)	2,882
Amortization of intangibles	1,281	22	(912)	—		391
Restructuring and asset-related charges—net	485	308	(109)	10	(g)	694
Integration and separation costs	1,375	—	(475)	92	(g)	992
Goodwill impairment charge	4,503	—	—	—		4,503
Sundry income (expense)—net	543	(40)	(254)	—		249
Loss on early extinguishment of debt	81	—	—	—		81
Interest expense	331	6	—	—		337
(Loss) income from continuing operations before income taxes	(4,793)	115	(2,120)	(20)		(6,818)
Provision for (benefit from) income taxes on continuing operations	220	124	(373)	(5)	(a)	(34)
(Loss) income from continuing operations after income taxes	(5,013)	(9)	(1,747)	(15)		(6,784)
Net income from continuing operations attributable to noncontrolling interests	11	17	(9)	10	(e)	29
Net (loss) income from continuing operations attributable to Corteva	(5,024)	(26)	(1,738)	(25)		(6,813)
Preferred stock dividends	10	—	—	(10)	(e)	—
Net (loss) income from continuing operations attributable to Corteva common stockholders	$(5,034)	$(26)	$(1,738)	$(15)		$(6,813)

(1)	See disclosures following these pro forma financial statements for further details regarding the Historical Adjustments.
(2)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. Actual results could differ from these estimates.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

For the Period January 1 Through August 31, 2017

(in millions, except per share amounts)	Predecessor Historical DuPont	Discontinued Operations	Historical Adjustments(1)		Predecessor Continuing Operations(2)	Reclassification Adjustments(1)	Predecessor Corteva Continuing Operations
	As Reported				(subtotal)		As Adjusted
Net sales	$17,281	$(10,387)	$—		$6,894	$60	$6,954
Cost of goods sold	10,052	(6,602)	—		3,450	141	3,591
Other operating charges	504	(309)	—		195	(195)	—
Research and development expense	1,022	(388)	—		634	—	634
Selling, general and administrative expenses	3,222	(1,340)	—		1,882	(340)	1,542
Amortization of intangibles	—	—	—		—	40	40
Restructuring and asset-related charges—net	323	(311)	—		12	—	12
Integration and separation costs	—	—	—		—	354	354
Sundry expense—net	(113)	(388)	—		(501)	(96)	(597)
Interest expense	254	—	—		254	—	254
Income (loss) from continuing operations before income taxes	1,791	(1,825)	—		(34)	(36)	(70)
Provision for (benefit from) income taxes on continuing operations	149	(543)	—		(394)	(36)	(430)
Income from continuing operations after income taxes	1,642	(1,282)	—		360	—	360
Net income from continuing operations attributable to noncontrolling interests	18	(17)	7	(e)	8	—	8
Net income from continuing operations attributable to Corteva	1,624	(1,265)	(7)		352	—	352
Preferred stock dividends	7	—	(7)	(e)	—	—	—
Net income from continuing operations attributable to Corteva common stockholders	$1,617	$(1,265)	$—		$352	$—	$352

Earnings per common share from continuing operations (note 5):
Basic	$1.86
Diluted	$1.85
Weighted average common shares outstanding (note 5):
Basic	867.9
Diluted	872.4

(1)	See disclosures following these pro forma financial statements for further details regarding the Historical Adjustments and Reclassification Adjustments.
(2)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses. Actual results could differ from these estimates.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

For the Period September 1 Through December 31, 2017

(in millions)	Successor Historical DuPont	Dow AgroSciences(1)	Discontinued Operations	Historical Adjustments(2)		Successor Corteva Continuing Operations(3)
	As Reported
Net sales	$7,053	$2,214	$(5,455)	$(27)	(a)	$3,785
Cost of goods sold	6,240	1,510	(4,753)	(60)	(a)(g)	2,937
Research and development expense	492	211	(187)	(5)	(g)	511
Selling, general and administrative expenses	1,141	298	(557)	(13)	(g)	869
Amortization of intangibles	389	7	(299)	—		97
Restructuring and asset-related charges—net	180	182	(109)	17	(g)	270
Integration and separation costs	314	—	(110)	51	(g)	255
Sundry income—net	224	647	(66)	—		805
Interest expense	107	8	—	—		115
(Loss) income from continuing operations before income taxes	(1,586)	645	494	(17)		(464)
(Benefit from) provision for income taxes on continuing operations	(2,673)	471	1	(6)	(a)	(2,207)
Income from continuing operations after income taxes	1,087	174	493	(11)		1,743
Net income from continuing operations attributable to noncontrolling interests	—	7	—	3	(e)	10
Net income from continuing operations attributable to Corteva	1,087	167	493	(14)		1,733
Preferred stock dividends	3	—	—	(3)	(e)	—
Net income from continuing operations attributable to Corteva common stockholders	$1,084	$167	$493	$(11)		$1,733

(1)	For the post-Merger period September 1, 2017 through December 31, 2017.
(2)	See disclosures following these pro forma financial statements for further details regarding the Historical Adjustments.
(3)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses, as well as the common control combination of Dow AgroSciences. Actual results could differ from these estimates.

Corteva, Inc. Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2016

(in millions, except per share amounts)	Predecessor Historical DuPont	Discontinued Operations	Historical Adjustments(1)		Predecessor Continuing Operations(2)	Reclassification Adjustments(1)	Predecessor Corteva Continuing Operations
	As Reported				(subtotal)		As Adjusted
Net sales	$23,209	$(15,076)	$—		$8,133	$132	$8,265
Cost of goods sold	13,937	(9,550)	—		4,387	216	4,603
Other operating charges	667	(416)	—		251	(251)	—
Research and development expense	1,496	(571)	—		925	—	925
Selling, general and administrative expenses	4,127	(1,766)	—		2,361	(295)	2,066
Amortization of intangibles	—	—	—		—	45	45
Restructuring and asset-related charges—net	556	(118)	—		438	—	438
Integration and separation costs	—	—	—		—	285	285
Sundry income (expense)—net	667	(591)	—		76	(124)	(48)
Interest expense	370	—	—		370	—	370
Income (loss) from continuing operations before income taxes	2,723	(3,246)	—		(523)	8	(515)
Provision for (benefit from) income taxes on continuing operations	641	(924)	—		(283)	8	(275)
Income (loss) from continuing operations after income taxes	2,082	(2,322)	—		(240)	—	(240)
Net income from continuing operations attributable to noncontrolling interests	10	(9)	10	(e)	11	—	11
Net income (loss) from continuing operations attributable to Corteva	2,072	(2,313)	(10)		(251)	—	(251)
Preferred stock dividends	10	—	(10)	(e)	—	—	—
Net income (loss) from continuing operations attributable to Corteva common stockholders	$2,062	$(2,313)	$—		$(251)	$—	$(251)

Earnings per common share from continuing operations (note 5):
Basic	$2.36
Diluted	$2.35
Weighted average common shares outstanding (note 5):
Basic	872.6
Diluted	877.0

(1)	See disclosures following these pro forma financial statements for further details regarding the Historical Adjustments and Reclassification Adjustments.

(2)

Represents the Company’s current best estimate of Corteva’s retrospectively revised historical financial statements, reflecting the discontinued operations of Historical DuPont’s materials science and specialty products businesses. Actual results could differ from these estimates.

Historical Adjustments

The following pro forma adjustments are expected to be reflected in Corteva’s retrospectively revised historical financial statements:

(a)

Adjustment primarily relates to the elimination of intercompany transactions between Historical DuPont and Dow AgroSciences for the Successor periods, as if they were combined affiliates. The following tables summarize the intercompany elimination adjustments in the unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of income:

Balance Sheet

(in millions)	As of December 31, 2018
Accounts and notes receivable—net	$(284)
Inventories	(41)
Other current assets	8

Total current assets	$(317)

Accounts payable	$(367)
Accrued and other current liabilities	11

Total current liabilities	$(356)

Statements of Income

(in millions)	For the Year Ended December 31, 2018	For the Period September 1 - December 31, 2017
Net sales	$(363)	$(27)
Cost of goods sold	(343)	(10)
(Loss) income from continuing operations before income taxes	(20)	(17)
(Benefit from) income taxes on continuing operations(1)	(5)	(6)
(Loss) income from continuing operations after income taxes	$(15)	$(11)

(1)

Represents the income tax effect of the elimination of inventory transfers calculated using enacted statutory taxes rates applicable in each period at the legal entity in which the pre-tax adjustments were made.

(b)

It is anticipated that New DuPont will indemnify Corteva against certain litigation, environmental and employee-related liabilities that arose prior to the distribution. Within the unaudited pro forma combined balance sheet, these liabilities are included in the Successor Historical DuPont column and are removed in the Discontinued Operations column. The indemnified liabilities of $25 million and $42 million are included in accrued and other current liabilities and other noncurrent obligations, respectively, and the related indemnification assets of $25 million and $42 million are included in accounts and notes receivable, net and other assets, respectively.

(c)

Reflects the impact on deferred tax assets and deferred tax liabilities from jurisdictional netting and a reduction in deferred tax asset valuation allowances due to the assessment of Historical DuPont and Dow AgroSciences deferred tax assets, as if they were consolidated affiliates.

(d)

Adjustment to reflect the reclassification of the EID Preferred Stock from preferred stock to noncontrolling interests on the balance sheet, which remain outstanding and unaffected by the Merger, Business Realignment, Internal Reorganization and separation and distribution of Corteva.

(e)

Adjustment to reflect the reclassification of the dividends for EID Preferred Stock from preferred stock dividends to net income from continuing operations attributable to noncontrolling interests in the unaudited pro forma combined statements of income, which remain outstanding and unaffected by the Merger, Business Realignment, Internal Reorganization and separation and distribution of Corteva.

(f)	Reflects the impact to Corteva’s retained earnings from pro forma adjustments described above.

(g)

In order to align the financial statement presentation of Dow AgroSciences’ to that of Corteva’s continuing operations, certain reclassification adjustments have been made to the unaudited pro forma combined statements of income as follows:

(in millions)	For the year Ended December 31, 2018		For the Period September 1 – December 31, 2017
Cost of goods sold	$(5)		$(9)
Research and development expense	$(1)		$(1)
Selling, general and administrative expenses	$(4)		$(7)
Restructuring and asset-related charges—net		$10		$17

Cost of goods sold	$(46)		$(27)
Research and development expense	$(9)		$(4)
Selling, general and administrative expenses	$(37)		$(20)
Integration and separation costs		$92		$51

Cost of goods sold(1)	$(48)		$(14)
Selling, general and administrative expenses(1)		$48		$14

(1)

Reflects reclassification of certain allocated Historical Dow leveraged function costs out of cost of goods sold to selling, general and administrative expenses in order to align with Corteva’s presentation of similar costs.

Predecessor Reclassification Adjustments

For periods subsequent to the Merger, Successor Historical DuPont’s historical statement of income conforms to the financial statement presentation of Corteva. In order to align the pro forma financial statement presentation of Predecessor Historical DuPont’s continuing operations for periods prior to the Merger to that of Corteva’s continuing operations, certain reclassification adjustments have been made to the Predecessor periods in the unaudited pro forma combined statements of income.

The following table summarizes reclassifications made to the Predecessor periods in the unaudited pro forma combined statements of income to conform to Corteva’s Successor period pro forma statement of income presentation, and are presented for pro forma presentation alignment only and have not and will not be adjusted in the historical financial statements of Corteva for periods prior to the Merger:

(in millions)	For the Period January 1 – August 31, 2017		For the Year Ended December 31, 2016
Other operating charges (Predecessor Historical DuPont continuing operations)	$(195)		$(251)
Cost of goods sold		$156		$225
Selling, general and administrative expenses		$39		$26

Sundry (expense) income—net (Predecessor Historical DuPont continuing operations)	$(96)		$(124)
Net sales		$60		$132
Benefit from (provision for) income taxes on continuing operations(1)		$36		$(8)

Predecessor Historical DuPont amortization of intangibles, continuing operations:
Cost of goods sold	$(15)		$(9)
Selling, general and administrative expenses	$(25)		$(36)
Amortization of intangibles		$40		$45

Predecessor Historical DuPont integration and separation costs, continuing operations:
Selling, general and administrative expenses	$(354)		$(285)
Integration and separation costs(2)		$354		$285

(1)	Reflects the reclassification of interest associated with uncertain tax positions to “(Benefit from) provision for income taxes on continuing operations.”
(2)

Reflects the reclassification of expenses related to the Merger as “Integration and separation costs.” Merger-related costs include costs incurred to prepare for and close the Merger, post-Merger integration expenses, and costs incurred to prepare for the separation of the agriculture business, specialty products business and materials science business. These costs primarily consist of financial advisory, information technology, legal, accounting, consulting, and other professional advisory fees associated with preparation and execution of these activities.

SUPPLEMENTAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF

PRO FORMA SEGMENT RESULTS

The information below presents the pro forma segment results of Corteva, after giving effect to the Merger, Business Realignment, Internal Reorganization, Debt Retirement Transactions and separation and distribution transactions, as if they occurred on January 1, 2016.

The unaudited pro forma segment information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma segment results provide shareholders with summary financial information and historical data that is on a basis consistent with how we will report financial information in the future. The unaudited pro forma segment information is for informational purposes only and does not purport to represent what the segment results would have been had the Merger, the Business Realignment, the Internal Reorganization, the Debt Retirement Transactions and the separation and distribution transactions occurred on the dates indicated, or to project the financial performance for any future periods.

Corteva’s operating segments will be Seed and Crop Protection as this represents the level at which the chief operating decision maker (“CODM”) will assess performance and allocate resources. Operating EBITDA will be the primary measure of segment profitability used by Corteva’s CODM. For purposes of the years ended December 31, 2018, 2017 and 2016 Operating EBITDA is calculated on a pro forma basis. The company defines Operating EBITDA as earnings (i.e., income from continuing operations before income taxes) before interest, depreciation, amortization, corporate expenses, non-operating costs—net and foreign exchange gains (losses), excluding the impact of adjusted significant items. Non-operating costs—net consists of non-operating pension and other post-employment benefit (OPEB) costs, environmental remediation and legal costs associated with legacy businesses and sites of Historical DuPont.

Seed

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Pro forma net sales	$7,842	$8,056	$7,835
Pro forma Operating EBITDA	$1,141	$1,172	$999

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Change in pro forma net sales from prior period due to:
Local price and product mix	1%	1%
Currency	(1)%	1%
Volume	(3)%	1%
Portfolio and other	—	—
Total	(3)%	3%

2018 versus 2017

Seed pro forma net sales were $7,842 million in 2018, down from $8,056 million in 2017. Pro forma net sales declined 3 percent, reflecting a 1 percent gain in local price and product mix, offset by volume declines of 3 percent and currency declines of 1 percent. Increases in local price and product mix were driven by continued penetration of new corn hybrids and A-Series soybeans. Volume declines represented lower planted area in the U.S. & Canada and Latin America.

Pro forma Operating EBITDA was $1,141 million in 2018, down 3 percent from $1,172 million in 2017. Cost synergies were more than offset by lower volume, higher raw material costs and royalty expense, and investments to support new product launches and digital platforms.

2017 versus 2016

Seed pro forma net sales were $8,056 million in 2017, up from $7,835 million in 2016. Pro forma net sales growth of 3 percent was driven by 1 percent gains in local price and product mix, volume and currency. Increases in local prices were driven by continued penetration of Pioneer® brand hybrids with Leptra® insect protection technology, Pioneer Protector® products for sunflower, and Pioneer brand Optimum® AQUAmax® corn hybrids. Volume growth was driven by an increase in sunflower and corn seed sales in Europe and increased soybean sales in North America. These volume increases were partially offset by a reduction in global corn planted area, particularly in North America.

Pro forma Operating EBITDA was $1,172 million in 2017, up 17 percent from $999 million in 2016. Pro forma Operating EBITDA increased on growth in local prices and product mix, improved volume, currency and cost savings. Increases were partially offset by higher product costs, including higher soybean royalties.

Crop Protection

(in millions)	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Pro forma net sales	$6,294	$6,035	$6,061
Pro forma Operating EBITDA	$1,043	$920	$907

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Change in pro forma net sales from prior period due to:
Local price and product mix	3%	(3)%
Currency	(2)%	—
Volume	3%	3%
Portfolio and other	—	—
Total	4%	—

2018 versus 2017

Crop Protection pro forma net sales were $6,294 million in 2018, up from $6,035 million in 2017. The 4 percent increase in pro forma net sales was driven by 3 percent gains in local price and product mix and 3 percent gains in volumes, partially offset by a 2 percent decline in currency. Increases in local prices were driven by continuing efforts to capture value in established brands across the Crop Protection portfolio globally. Increases in volumes were driven by new product launches such as VESSARYATM fungicides, ENLISTTM products, and ISOCLAST®, Pyraxalt™ and Spinosyn™ insecticides and were partly offset by lower demand for nitrogen stabilizers in the U.S. & Canada and currency pressures in Latin America.

Pro forma Operating EBITDA was $1,043 million in 2018, up 13 percent from $920 million in 2017. Pro forma Operating EBITDA increased on cost synergies and sales gains from new product launches, partly offset by growth investments, including new product launches, higher raw material costs and the unfavorable impact of currency.

2017 versus 2016

Crop Protection pro forma net sales were $6,035 million in 2017, down from $6,061 million in 2016. Pro forma net sales were essentially flat driven by a 3 percent decline in local price and product mix, mostly offset by volume gains of 3 percent. The decrease in local price and product mix was driven by competitive pressures in Latin America, while volume growth was driven by continued penetration of new crop protection products Vessarya™ and Zorvec® fungicides and continued demand for Arylex® herbicide, Isoclast® insecticide, and novel seed treatment solutions. These volume increases were partially offset by higher inventory levels in China.

Pro forma Operating EBITDA was $920 million in 2017, up 1 percent from $907 million in 2016. Pro forma Operating EBITDA increased on improved volume and cost savings and was partially offset by lower local prices due to competitive crop protection pricing pressure.

Reconciliation of Pro Forma Income from Continuing Operations After Income Taxes to Segment Pro Forma Operating EBITDA

	For the Year Ended December 31,
(in millions)	2018	2017	2016
Pro forma (loss) income from continuing operations after income taxes	$(4,970)	$2,561	$521
Provision for (benefit from) income taxes on continuing operations	406	(2,946)	(273)
Pro forma (loss) income from continuing operations before income taxes	(4,564)	(385)	248
+ Depreciation and amortization	903	766	705
– Interest income	(87)	(109)	(109)
+ Interest expense	76	74	101
+ Exchange losses—net	127	373	207
+ Corporate expenses	141	151	186
+ Non-operating (benefits) costs—net	(211)	265	92
+ Goodwill impairment charge	4,503	—	—
+ Significant items	1,296	957	476

Segment Pro Forma Operating EBITDA	$2,184	$2,092	$1,906

Adjusted Significant Items

(in millions)	For the Year Ended December 31, 2018
	Crop Protection	Seeds	Corporate
Gain on sale of assets	$—	$(22)	$—
Loss on deconsolidation of subsidiary	—	53	—
Integration costs	—	—	571
Restructuring and asset-related charges—net	58	368	268
Total significant items	$58	$399	$839

(in millions)	For the Year Ended December 31, 2017
	Crop Protection	Seeds	Corporate
Bayer CropScience arbitration	$—	$469	$—
Integration costs	—	—	217
Restructuring and asset-related (benefits) charges—net	(2)	133	140
Total significant items	$(2)	$602	$357

(in millions)	For the Year Ended December 31, 2016
	Crop Protection	Seeds	Corporate
Customer claim adjustment/recovery	$(53)	$—	$—
Environmental charges	2	—	—
Integration costs	—	—	74
Restructuring and asset-related charges—net	69	27	357
Total significant items	$18	$27	$431

SUPPLEMENTAL LIQUIDITY & CAPITAL RESOURCES

The Company believes its ability to generate cash from operations and access to capital markets and commercial paper markets will be adequate to meet anticipated cash requirements to fund its operations, including seasonal working capital, capital spending and pension obligations. Corteva is committed to maintaining a strong credit profile and has targeted an A- credit rating (expressed in S&P nomenclature). The Company believes its strong financial position, liquidity and targeted credit rating will provide access as needed to capital markets and commercial paper markets to fund seasonal working capital needs. The Company expects its liquidity needs can be met through a variety of sources, including cash provided by operating activities, commercial paper, syndicated credit lines, bilateral credit lines, long-term debt markets, bank financing and committed receivable repurchase facilities.

At separation, the Company expects to have access to approximately $7.3 billion in committed and uncommitted credit lines, including a $3.0 billion five year revolving credit facility and a $3.0 billion three year revolving credit facility (the “2018 Revolving Credit Facilities”). These credit lines will support our commercial paper borrowings and can be used for general corporate purposes, including supporting the Company’s liquidity needs, funding of seasonal working capital, contributions to certain benefit plans, severance payments and capital expenditures. In November 2018, Historical DuPont entered into the 2018 Revolving Credit Facilities, to which Corteva will become a party at the time of separation and distribution. For a more detailed description of the 2018 Revolving Credit Facilities, see the section entitled “Description of Material Indebtedness.”

In February 2019, Historical DuPont entered into a committed receivable repurchase facility of up to $1,300 million (the “2019 Repurchase Facility”) which expires in December 2019. Under the 2019 Repurchase Facility, Historical DuPont may sell a portfolio of available and eligible outstanding customer notes receivables within the agriculture product line to participating institutions and simultaneously agree to repurchase at a future date. The 2019 Repurchase Facility is considered a secured borrowing with the customer notes receivables (inclusive of those that are sold and repurchased) equal to 105% of the outstanding amounts borrowed utilized as collateral. Borrowings under the 2019 Repurchase Facility will have an interest rate of LIBOR + 0.75%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents Corteva’s selected historical condensed consolidated financial data based on that of Historical DuPont. The selected historical condensed consolidated financial data has been derived from the financial information contained in Historical DuPont’s annual financial statements for the periods shown, including those incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part. In connection with the Merger, the assets and liabilities of Historical DuPont were measured at fair value under the acquisition method of accounting. Historical DuPont elected to apply pushdown accounting, thereby requiring that the assets and liabilities reflect their fair value at the date of the Merger. As a result of the change in the cost basis of these assets and liabilities, and the alignment of our accounting policies and financial statement presentation to DowDuPont’s, the historical financial statements and the related disclosures of Corteva, which are that of Historical DuPont, present pre-Merger activity as the “Predecessor” and post-Merger activity as the “Successor.” Accordingly, the financial position, results of operations, and cash flows and related disclosures for the Predecessor and Successor periods are separated by a black line division, indicating that the pre-Merger and post-Merger periods are not comparable.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and accompanying notes, and the annual financial statements and accompanying notes, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

(in millions, except per share amounts)	Successor		Predecessor
	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014 (unaudited)
Summary of operations:
Net sales	$26,279	$7,053	$17,281	$23,209	$23,657	$26,612
Restructuring and asset related charges—net	$485	$180	$323	$556	$795	$472
(Loss) income from continuing operations before income taxes	$(4,793)	$(1,586)	$1,791	$2,723	$2,022	$3,564
Provision for (benefit from) for income taxes on continuing operations	$220	$(2,673)	$149	$641	$575	$1,021
Net income attributable to Historical DuPont	$(5,029)	$1,010	$1,741	$2,513	$1,953	$3,625
Basic earnings per share of common stock from continuing operations			$1.86	$2.36	$1.60	$2.76
Diluted earnings per share of common stock from continuing operations			$1.85	$2.35	$1.59	$2.74
General:
Purchases of property, plant and equipment and investments in affiliates	$1,319	$431	$709	$1,038	$1,705	$2,062
Depreciation	$1,308	$426	$589	$907	$948	$975
Research and development expense	$1,524	$492	$1,022	$1,496	$1,735	$1,779
Weighted-average number of common shares outstanding:
Basic			868	873	894	915
Diluted			872	877	900	922
Dividends per common share			$1.14	$1.52	$1.72	$1.84

(Dollars in millions)	Successor		Predecessor
As of December 31,	2018	2017	2016	2015	2014 (unaudited)
Financial position:
Working capital(1)	$7,165	$10,912	$7,866	$6,618	$7,756
Total assets	$101,025	$112,964	$39,964	$41,166	$50,490
Borrowings and capital lease obligations
Current	$2,160	$2,779	$429	$1,165	$1,422
Long term	$5,812	$10,291	$8,107	$7,642	$9,233
Total equity	$70,088	$74,932	$10,196	$10,200	$13,378

(1)

Working capital has been restated to exclude the assets and liabilities related to the Performance Chemicals segment and the Divested Ag Business. The assets and liabilities related to the Performance Chemicals business are presented as assets of discontinued operations and liabilities of discontinued operations, respectively, in the consolidated balance sheets for all periods presented. The assets and liabilities related to the Divested Ag Business are presented as assets held for sale and liabilities held for sale, respectively, in the consolidated balance sheets for all periods presented. See note 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following in conjunction with the sections in this information statements entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” “Merger, Intended Separations, Reorganization and Financial Statement Presentation,” “The Distribution,” “Unaudited Pro Forma Combined Financial Statements,” “Business” and “Our Relationship with New DuPont and Dow Following the Distribution” as well as the Historical DuPont annual financial statements and related notes thereto, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

The management’s discussion and analysis (“MD&A”) of Corteva’s historical financial condition and results of operations presented below is that of Historical DuPont. The following refers to and should be read in conjunction with the annual consolidated financial statements and accompanying notes, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part. This MD&A has been included to help provide an understanding of Historical DuPont’s financial condition, changes in financial condition and results of operations.

The financial information and results of operations that are discussed in this section relate to Historical DuPont (unless otherwise specifically stated). Consequently, the discussion in this section relates to Historical DuPont as it is currently comprised, without giving effect to the Internal Reorganization and Business Realignment and the other transactions that will occur in connection with the separation and distribution. The discussion in this section therefore includes Historical DuPont’s materials science and specialty products businesses, and does not reflect Corteva as it will be constituted following the separation as a pure-play agriculture company. As a result, the discussion does not necessarily reflect the expected financial position, results of operations or cash flows of Corteva following the separation or what Corteva’s financial position, results of operations and cash flows would have been had Corteva been an independent, publicly traded company during the periods presented. See the section entitled “Merger, Reorganization and Financial Statement Presentation,” “The Separation” and “Our Relationship with New DuPont and Dow Following the Distribution” for a discussion of the Internal Reorganization and Business Realignment and the related transactions in connection with the separation and distribution.

The following discussion may contain forward-looking statements that reflect the plans, estimates and beliefs of Historical DuPont. The words “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “estimates” or other words of similar meaning and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements.

Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Business,” and “Cautionary Statement Concerning Forward-Looking Statements.” We disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

Overview

Historical DuPont was founded in 1802 and was incorporated in Delaware in 1915. Today, Historical DuPont is helping customers find solutions to capitalize on areas of growing global demand — enabling more, safer, nutritious food; creating high-performance, cost-effective and energy efficient materials for a wide range of industries; and increasingly delivering renewably sourced bio-based materials and fuels. Total worldwide employment at December 31, 2018 was about 44,000 people. Historical DuPont has subsidiaries in about 90 countries worldwide and manufacturing operations in about 50 countries.

Note on Financial Presentation

In connection with the Merger, Historical DuPont applied the acquisition method of accounting as of September 1, 2017 and the consolidated financial statements reflect the related adjustments. Historical DuPont’s consolidated financial statements for periods following the close of the Merger are labeled “Successor” and reflect DowDuPont’s basis in the fair values of the assets and liabilities of Historical DuPont. All periods prior to the closing of the Merger reflect the historical accounting basis in Historical DuPont’s assets and liabilities and are labeled “Predecessor.” The consolidated financial statements and notes to the consolidated financial statements include a black line division between the columns titled “Predecessor” and “Successor” to signify that the amounts shown for the periods prior to and following the Merger are not comparable. In addition, Historical DuPont has elected to make certain changes in presentation to harmonize its accounting and reporting with that of DowDuPont in the Successor periods. See note 1, “Summary of Significant Accounting Policies” and note 3 in Historical DuPont’s annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of these changes and for additional information on the Merger.

Results

Net sales were $26.3 billion for the year ended December 31, 2018, compared to $7.1 billion for the period September 1 through December 31, 2017, and $17.3 billion for the period January 1 through August 31, 2017. The $1.9 billion increase was primarily driven by local pricing and portfolio gains across all regions. (Loss) income from continuing operations before taxes was $(4.8) billion, $(1.6) billion and $1.8 billion for the year ended December 31, 2018 and for the periods September 1 through December 31, 2017 and January 1 through August 31, 2017, respectively. The year ended December 31, 2018 results include a goodwill impairment charge of $4.5 billion, increased transaction costs related to the Merger and the intended separation of DowDuPont’s agriculture, materials science and specialty products businesses, as well as higher amortization related to the fair value step-up of other intangible assets and higher depreciation related to the fair value step-up of property, plant and equipment. These increased costs are partially offset by higher sales and benefits from cost synergies. Pension and other post employment benefits (“OPEB”) (benefits) costs for the year ended December 31, 2018 were $(228) million, as compared to $(83) million and $373 million for the periods September 1 through December 31, 2017 and January 1 through August 31, 2017, respectively. Activity in the Successor periods benefited from significantly lower amortization of net losses from accumulated other comprehensive loss (“AOCL”).

Analysis of Operations

DowDuPont Contribution and Historical DuPont’s Offer to Purchase Debt Securities

In contemplation of the separations and distributions, and to achieve the respective credit profiles of each of the intended future companies, DowDuPont completed a series of financing transactions in the fourth quarter of 2018, which included an offering of senior unsecured notes and the establishment of new term loan facilities.

On November 13, 2018, Historical DuPont launched the Tender Offers to purchase up to approximately $6.2 billion aggregate principal amount of its outstanding debt securities (the “Tender Notes”). The Tender Offers expired on December 11, 2018 (the “Expiration Date”). At the Expiration Date, $4,409 million aggregate principal amount of the Tender Notes had been validly tendered and was accepted for payment. In exchange for such validly tendered Tender Notes, Historical DuPont paid a total of $4,849 million, which included breakage fees and all applicable accrued and unpaid interest on such Tender Notes. DowDuPont contributed cash (generated from its notes offering) to Historical DuPont to fund the settlement of the Tender Offers and payment of associated fees. Historical DuPont recorded a loss from early extinguishment of debt of $81 million, primarily related to the difference between the redemption price and the par value of the notes, mostly offset by the write-off of unamortized step-up related to the fair value step-up of Historical DuPont’s debt. DowDuPont has announced its intent to use a portion of the remaining proceeds from the financing transactions to further reduce outstanding liabilities of Historical DuPont that would otherwise be attributable to Corteva.

Agriculture Reporting Unit Goodwill and Indefinite-lived Asset Impairments

During the third quarter of 2018, Historical DuPont was required to perform an interim impairment test of its goodwill and indefinite-lived intangible assets for the agriculture reporting unit. As a result of the analysis performed, Historical DuPont recorded pre-tax, non-cash impairment charges of $4,503 million for goodwill and $85 million for certain indefinite-lived assets for the year ended December 31, 2018. The charges were recognized in goodwill impairment charge and restructuring and asset related charges—net, respectively, in the consolidated statement of operations, which is incorporated by reference herein and filed as part of Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Impact From Recently Enacted Tariffs

Certain countries where Historical DuPont’s products are manufactured, distributed or sold have recently enacted or are considering imposing new tariffs on certain products. The tariffs contributed to an expected shift to soybeans from corn in Latin America and pressured North American farmer margins. These expectations were reflected in the revised long-term cash flow projections for Historical DuPont’s agriculture reporting unit, as discussed in note 14 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Capacity Expansions Tyvek®

In June 2018, Historical DuPont announced plans to invest more than $400 million in its safety and construction product line to increase capacity for the manufacture of Tyvek® nonwoven materials at its Luxembourg site due to growing global demand. The production expansion, which includes investment in a new building and a third operating line at the site, is scheduled to occur over the next three years, with commercial production expected to begin in 2021.

Tax Reform

On December 22, 2017, the TCJA was enacted. The TCJA reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax (“transition tax”) on earnings of foreign subsidiaries that were previously tax deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves to a territorial system. As of December 31, 2018, Historical DuPont had completed its accounting for the tax effects of the TCJA. As a result of the TCJA, Historical DuPont remeasured its U.S. federal deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21 percent. Historical DuPont recorded a cumulative benefit of $2,755 million ($2,716 million benefit during 2017 and $39 million benefit during 2018) to provision for (benefit from) income taxes on continuing operations in Historical DuPont’s consolidated statement of operations with respect to the remeasurement of Historical DuPont’s deferred tax balances. Additionally, Historical DuPont recorded a cumulative charge of $859 million ($715 million charge during 2017 and $144 million charge during 2018) to provision for (benefit from) income taxes on continuing operations with respect to the one-time transition tax. For tax years beginning after December 31, 2017, The TCJA introduced new provisions for U.S. taxation of certain global intangible low-taxed income (“GILTI”). Historical DuPont has made the policy election to record any liability associated with GILTI in the period in which it is incurred. Additional details related to the TCJA can be found in note 9 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

DowDuPont Agriculture Division Restructuring Program

During the fourth quarter of 2018 and in connection with the ongoing integration activities, DowDuPont approved restructuring actions to simplify and optimize certain organizational structures within the agriculture product line in preparation for its intended separation as a standalone company. As a result of these actions, Historical DuPont expects to record total pre-tax charges of approximately $65 million, comprised of approximately $55 million of severance and related benefits costs, $5 million of asset related charges and $5 million of costs related to contract terminations. For the year ended December 31, 2018, Historical DuPont recorded a pre-tax charge of $59 million, recognized in restructuring and asset related charges—net in Historical DuPont’s consolidated statement of operations comprised of $54 million of severance and related benefit costs and $5 million related to asset related charges.

Future cash payments related to this charge are anticipated to be approximately $60 million, primarily related to the payment of severance and related benefits and contract termination costs. Historical DuPont expects actions related to this program to be substantially complete by mid-2019.

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont and Historical DuPont approved post-merger restructuring actions to achieve targeted cost synergies under the Synergy Program, adopted by the DowDuPont Board of Directors. The Synergy Program is designed to integrate and optimize the organization following the Merger and in preparation for the separations and distributions. Based on all actions approved to date under the Synergy Program, Historical DuPont expects to record total pre-tax restructuring charges of $575 million to $675 million, comprised of approximately $370 million to $400 million of severance and related benefits costs; $80 million to $100 million of costs related to contract terminations; and $125 million to $175 million of asset related charges. Historical DuPont anticipates including savings associated with these actions within DowDuPont’s cost synergy commitment of $3.6 billion associated with the Merger.

For the year ended December 31, 2018, Historical DuPont recorded a pre-tax charge of $322 million, of which $318 million was recognized in restructuring and asset related charges—net and $4 million was recognized in sundry income (expense)—net in Historical DuPont’s consolidated statements of operations. This charge consisted of severance and related benefit costs of $219 million, contract termination costs of $40 million and asset related charges of $63 million. For the period September 1 through December 31, 2017, Historical DuPont recorded a pre-tax charge of $187 million, recognized in restructuring and asset related charges—net in Historical DuPont’s consolidated statements of operations. This charge consisted of severance and related benefit costs of $153 million, contract termination costs of $31 million and asset related charges of $3 million. Actions associated with the Synergy Program, including employee separations, are expected to be substantially complete by the end of 2019. Additional details related to this plan can be found in note 6 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

On November 1, 2018 DowDuPont announced an increase in its cost synergy commitment from $3.3 billion to $3.6 billion, of which we estimate approximately $1.2 billion will be attributable to Corteva. Corteva continues to work towards this target, and in 2018 exceeded its year over year target of $300 million by 33%. Future cash payments related to this program are anticipated to be approximately $255 million to $305 million, primarily related to the payment of severance and related benefits and contract termination costs. It is possible that additional charges and future cash payments could occur in relation to the restructuring actions. Historical DuPont anticipates including savings associated with these actions within DowDuPont’s cost synergy commitment of $3.6 billion associated with the Merger. Additional details related to this plan can be found in note 6 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

As compared to what was historically allocated to the DowDuPont Agriculture division, the year ended December 31, 2018 pro forma financial results reflect additional leveraged functional and corporate costs of approximately $480 million. These costs include but are not limited to, general corporate expenses related to finance, legal, information technology and human resources. Based on management’s current estimates of costs we expect to incur as a stand-alone company, the company believes that approximately $115 million to $135 million of these costs are related to annual leveraged functional and corporate expenses that are not expected to continue post-separation. As compared to what was historically allocated to the DowDuPont Agriculture division, Corteva expects to incur additional costs of approximately $355 million to stand up Corteva as an independent company, with a majority of these costs relating to operating the Company’s historical ERP systems and the establishment of a corporate structure. As a result of the Business Realignment and the Internal Reorganization, Corteva will consist of three heritage organizations (DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection) that will continue to operate on three different ERP systems. Over time, the Company intends to consolidate and integrate the ERP systems across the organization and decrease these costs.

2017 Restructuring Program

During the first quarter 2017, Historical DuPont committed to take actions to improve plant productivity and better position its product lines for productivity and growth before and after the anticipated closing of the Merger (the “2017 restructuring program”). In connection with these actions, Historical DuPont incurred pre-tax charges of $313 million during the period from January 1 through August 31, 2017 recognized in restructuring and asset related charges—net in Historical DuPont’s consolidated statements of operations. The charges primarily relate to the second quarter closure of the safety and construction product line at the Cooper River manufacturing site located near Charleston, South Carolina. The actions associated with this plan were substantially complete as of December 31, 2017. Additional details related to this plan can be found in note 6 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

FMC Transactions

On March 31, 2017, Historical DuPont and FMC Corporation (“FMC”) entered into a definitive agreement (the “FMC Transaction Agreement”). Under the FMC Transaction Agreement, and effective upon the closing of the transaction on November 1, 2017, FMC acquired the crop protection business and R&D assets that Historical DuPont was required to divest in order to obtain European Commission approval of the Merger (the “Divested Ag Business”) and Historical DuPont agreed to acquire certain assets relating to FMC’s Health and Nutrition segment, excluding its Omega-3 products (the “H&N Business”) (collectively, the “FMC Transactions”). The sale of the Divested Ag Business meets the criteria for discontinued operations and as such, earnings are included within (loss) income from discontinued operations after income taxes for all periods presented.

On November 1, 2017, Historical DuPont completed the FMC Transactions through the disposition of the Divested Ag Business and the acquisition of the H&N Business. The fair value as determined by Historical DuPont of the H&N Business was $1,970 million. The FMC Transactions included a cash consideration payment to Historical DuPont of approximately $1,200 million, which reflects the difference in value between the Divested Ag Business and the H&N Business, as well as favorable contracts with FMC of $495 million. The carrying value of the Divested Ag Business approximated the fair value of the consideration received, thus no resulting gain or loss was recognized on the sale. Refer to note 3 and 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further information.

Separation of Performance Chemicals

On July 1, 2015, Historical DuPont completed the separation of its Performance Chemicals segment through the spin-off (the “Chemours Separation”) of all of the issued and outstanding stock of The Chemours Company (“Chemours”). In connection with the separation, Historical DuPont and Chemours entered into a Separation Agreement (as amended, the “Chemours Separation Agreement”) and a Tax Matters Agreement as well as certain ancillary agreements. In accordance with generally accepted accounting principles in the U.S. (“GAAP”), the results of operations of Historical DuPont’s former Performance Chemicals segment are presented as discontinued operations and, as such, are included within (loss) income from discontinued operations after income taxes in the consolidated statements of operations for all periods presented. Additional details regarding the separation and other related agreements can be found in note 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Settlement of PFOA MDL

As previously reported, approximately 3,550 lawsuits were consolidated in multi-district litigation (“MDL”); these lawsuits alleged personal injury from exposure to perfluorooctanoic acid and its salts, including the ammonium salt (“PFOA”), in drinking water as a result of the historical manufacture or use of PFOA. The plant operating units involved in the allegations are owned and operated by Chemours. The MDL was settled in early 2017 for $670.7 million in cash, with Chemours and Historical DuPont (without indemnification from Chemours) each paying half. See note 16 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

Net Sales

2018 versus 2017

Net sales were $26.3 billion for the year ended December 31, 2018, compared to $7.1 billion for the period September 1 through December 31, 2017 and $17.3 billion for the period January 1 through August 31, 2017. The $1.9 billion increase was primarily driven by local pricing gains across all regions, principally in the agriculture and transportation and advanced polymers product lines, as well as portfolio gains in the nutrition and health product line relating to the acquired H&N Business. Sales also increased on volume growth in Latin America and Asia Pacific.

In the consolidated statement of operations, royalty income is included within net sales in the Successor periods and is included in sundry income (expense)—net in the Predecessor periods. Royalty income does not have a significant impact on any period presented. See note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

2017 versus 2016

Net sales were $7.1 billion for the period September 1 through December 31, 2017 and $17.3 billion for the period January 1 through August 31, 2017, compared to $23.2 billion for the year ended December 31, 2016. The $1.1 billion increase was primarily driven by 4 percent higher sales volume. In Asia Pacific sales volume increased 10 percent primarily driven by the electronics and imaging product line and the transportation and advanced polymers product line. In Europe, Middle East, and Africa (“EMEA”) sales volume increased 5 percent driven by the agriculture product line and the safety and construction product line. In U.S. and Canada net sales increased 1 percent, principally reflecting volume growth in the agriculture product line. In Latin America net sales increased 4 percent, driven by a positive currency impact due to stronger Brazilian real, as well as higher volume, partially offset by lower local prices.

	Successor				Predecessor
	For the Year Ended December 31, 2018		For the Period September 1 through December 31, 2017		For the Period January 1 through August 31, 2017		For the Year Ended December 31, 2016
	Net sales ($ billions)	% of Net sales	Net sales ($ billions)	% of Net sales	Net sales ($ billions)	% of Net sales	Net sales ($ billions)	% of Net sales
Worldwide	$26.3	100.0	$7.1	100.0	$17.3	100.0	$23.2	100.0
U.S. & Canada	10.9	41.4	2.2	31.0	8.1	47.0	10.1	43.8
EMEA	6.3	23.9	1.7	24.1	3.9	22.8	5.3	22.7
Asia Pacific	6.5	24.6	2.1	29.3	3.9	22.2	5.4	23.3
Latin America	2.6	10.1	1.1	15.6	1.4	8.0	2.4	10.2

Cost of Goods Sold (“COGS”)

2018 versus 2017

COGS was $18.2 billion for the year ended December 31, 2018 compared to $6.2 billion and $10.1 billion for the period September 1 through December 31, 2017 and the period January 1 through August 31, 2017, respectively. The increase was primarily driven by increased sales, the elimination of the other operating charges financial statement line item in the Successor periods, higher depreciation related to the fair value step-up of property, plant and equipment and increased raw material costs, specifically in the agriculture product line. The increase was also partially driven by the amortization of the inventory step-up of $1.6 billion for the year ended December 31, 2018 compared with $1.5 billion for the period September 1 through December 31, 2017.

COGS as a percentage of net sales was 69 percent, 88 percent, and 58 percent for the year ended December 31, 2018, for the period September 1 through December 31, 2017 and for the period January 1 through August 31, 2017, respectively. The amortization of inventory step-up was 6 percent of net sales for the year ended December 31, 2018. The remaining COGS change as a percentage of net sales for the year ended December 31, 2018 was related to the items discussed above.

See note 3 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information regarding the Merger, including the valuation of inventory and see note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

2017 versus 2016

COGS was $6.2 billion for the period September 1 through December 31, 2017 and $10.1 billion for the period January 1 through August 31, 2017 compared to $13.9 billion for the year ended December 31, 2016. The increase was primarily driven by the amortization of the inventory step-up of $1.5 billion for the period

September 1 through December 31, 2017 as well as higher sales volume, increased expenses due to the elimination of the other operating charges financial statement line item in the Successor periods and higher depreciation related to the fair value step-up of property, plant and equipment.

COGS as a percentage of net sales was 88 percent, 58 percent, and 60 percent for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017 and for the year ended December 31, 2016, respectively. The amortization of the inventory step-up was 22 percent of net sales in the Successor period. The remaining COGS increase as a percentage of net sales in the Successor period is due to the items discussed above. The elimination of the other operating charges financial statement line item would have increased COGS as a percentage of net sales by 3 percent for the period January 1 through August 31, 2017 and for the year ended December 31, 2016.

See note 3 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information regarding the Merger, including the valuation of inventory and see note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

Other Operating Charges

2017 versus 2016

Other operating charges were $504 million for the period January 1 through August 31, 2017 and $667 million for the year ended December 31, 2016. In the Successor periods, other operating charges are included primarily in cost of goods sold, as well as selling, general and administrative expenses and amortization of intangibles. See note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

Research and Development Expense (“R&D”)

2018 versus 2017

R&D expense was $1.5 billion for the year ended December 31, 2018, $492 million for the period September 1 through December 31, 2017, and $1 billion for the period January 1 through August 31, 2017. R&D expense remained flat as the increases in R&D expense for the agriculture product line related to investments to support new product launches and for the nutrition and health product line were offset by lower performance-based compensation.

R&D as a percentage of net sales was 6 percent, 7 percent, and 6 percent for the year ended December 31, 2018, for the period September 1 through December 31, 2017 and for the period January 1 through August 31, 2017, respectively.

2017 versus 2016

R&D expense was $492 million for the period September 1 through December 31, 2017, $1.0 billion for the period January 1 through August 31, 2017, and $1.5 billion for the year ended December 31, 2016. The change was primarily driven by an increase in R&D expense related to the agriculture product line, partially offset with lower costs related to the Synergy Program.

R&D as a percentage of net sales was 7 percent, 6 percent, and 6 percent for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017 and for the year ended December 31, 2016, respectively. R&D as a percentage of net sales is slightly higher in the Successor periods, primarily due to an increase in R&D for new product introductions and higher depreciation, partially offset by cost savings and the absence of amortization expense.

Selling, General and Administrative Expenses (“SG&A”)

2018 versus 2017

SG&A was $3.9 billion for the year ended December 31, 2018, $1.1 billion for the period September 1 through December 31, 2017, and $3.2 billion for the period January 1 through August 31, 2017. In the Successor periods, integration and separation costs and amortization of intangibles are presented as line items on the consolidated statement of operations. For the period January 1 through August 31, 2017, Historical DuPont incurred $581 million of transaction costs in connection with the Merger and the separations and distributions. The remaining change was primarily driven by increases in expense to support growth investments for new products in the agriculture and nutrition and health product lines, higher costs due to inclusion of a full year of results from the acquisition of the H&N Business from FMC and certain costs that are included in other operating charges for the Successor period, partially offset by cost synergies and by lower performance-based compensation. See note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

SG&A as a percentage of net sales was 15 percent, 16 percent, and 19 percent for the year ended December 31, 2018, for the period September 1 through December 31, 2017 and for the period January 1 through August 31, 2017, respectively. Transaction costs were 3 percent of net sales for the period January 1 through August 31, 2017.

2017 versus 2016

SG&A was $1.1 billion for the period September 1 through December 31, 2017, $3.2 billion for the period January 1 through August 31, 2017, and $4.1 billion for the year ended December 31, 2016. The change was primarily driven by higher transaction costs, increased selling expense and commissions, primarily for agriculture products and higher compensation, partially offset with lower costs related to the 2016 global cost savings and restructuring plan and the absence of amortization expense in the Successor period. During the year ended December 31, 2016 and the period January 1 through August 31, 2017, Historical DuPont incurred $386 million and $581 million, respectively, of transaction costs in connection with the Merger and the separations and distributions.

SG&A as a percentage of net sales was 16 percent, 19 percent, and 18 percent for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017 and for the year ended December 31, 2016, respectively. Transaction costs were 3 percent and 2 percent of net sales for the period January through August 31, 2017 and for the year ended December 31, 2016. The remaining net sales increase as a percentage of net sales in the Successor period is due to the items discussed above.

Amortization of Intangibles

2018 versus 2017

Intangible asset amortization was $1.3 billion for the year ended December 31, 2018 and $389 million for the period September 1 through December 31, 2017. In the Predecessor periods, amortization of intangibles was included within SG&A, other operating charges, R&D and COGS. See note 3 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further information regarding the Merger, including the valuation of intangible assets.

Restructuring and Asset Related Charges—Net

Restructuring and asset related charges—net were $485 million for the year ended December 31, 2018, $180 million for the period September 1 through December 31, 2017, $323 million for the period January 1 through August 31, 2017 and $556 million for the year ended December 31, 2016.

2018

The activity for the year ended December 31, 2018 was related to a $318 million charge related to the Synergy Program, $126 million of asset related charges (discussed in the “Asset Impairment” section, below), a $59 million charge related to the DowDuPont Agriculture Division Restructuring Program and an ($18) million benefit from reversals of prior year programs.

2017

The charge for the period September 1 through December 31, 2017 was primarily severance and related benefit costs as part of the Synergy Program.

The charge for the period January 1 through August 31, 2017 was comprised of $279 million of asset related charges and $34 million in severance and related benefit costs. The asset related charges primarily relate to the second quarter closure of the safety and construction product line at the Cooper River manufacturing site located near Charleston, South Carolina as part of the 2017 restructuring program.

2016

The $556 million charge for 2016 consisted of $593 million of asset related charges (discussed in the “Asset Impairment” section, below) and a $68 million charge related to the decision to not re-start Historical DuPont’s insecticide manufacturing facility at the La Porte site located in La Porte, Texas. These charges were partially offset by a net $84 million benefit related to the 2016 restructuring plan, primarily due to a reduction in severance and related benefit costs driven by the elimination of positions at a lower cost than expected, and a $21 million benefit related to the 2014 restructuring plan for adjustments to the previously recognized severance costs.

See note 6 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

Asset Impairment

For the year ended December 31, 2018, Historical DuPont recognized an $85 million pre-tax ($66 million after-tax) impairment charge in restructuring and asset related charges—net in Historical DuPont’s consolidated statements of operations related to certain IPR&D assets within the agriculture reporting unit. See notes 6 and 14 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

For the year ended December 31, 2018, management determined the fair values of investments in nonconsolidated affiliates in China were below the carrying values and had no expectation the fair values would recover. As a result, management concluded the impairment was other than temporary and recorded an impairment charge of $41 million in restructuring and asset related charges—net in Historical DuPont’s consolidated statements of operations, none of which is tax-deductible, for the year ended December 31, 2018. See notes 6 and 21 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

For the year ended December 31, 2016, Historical DuPont recorded an asset impairment charge of $435 million related to its uncompleted ERP system. Given the uncertainties related to timing of completion as well as potential developments and changes to technologies in the market place at the time of restart, use of the ERP system can no longer be considered probable. Additionally, Historical DuPont recorded a $158 million impairment charge related to indefinite-lived intangible trade names as a result of the realignment of brand marketing strategies and a determination to phase out the use of certain acquired trade names. See notes 6 and 21 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional details related to these charges.

Integration and Separation Costs

2018 versus 2017

Integration and separation costs were $1,375 million for the year ended December 31, 2018 and $314 million in the period September 1 through December 31, 2017. In the Predecessor periods, integration and separation costs were included within SG&A. See note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

Historical DuPont expects integration and separation costs to continue to be significant in 2019.

Goodwill Impairment Charge

Historical DuPont recorded a goodwill impairment charge of $4,503 million in the year ended December 31, 2018 related to an interim goodwill impairment test for its agriculture reporting unit. See note 14 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information regarding Historical DuPont’s goodwill impairment charge.

Sundry Income (Expense)—Net

2018 versus 2017

Sundry income (expense)—net was income of $543 million for the year ended December 31, 2018. Sundry income (expense)—net was income of $224 million and expense of ($113) million for the period September 1 through December 31, 2017 and for the period January 1 through August 31, 2017, respectively. The year ended December 31, 2018 includes a non-operating pension and other post employment credit of $368 million, interest income of $92 million, and other miscellaneous income offset by net exchange loss of $110 million and other miscellaneous expenses. The period September 1 through December 31, 2017 includes a non-operating pension and other post employment benefit credit of $134 million, interest income of $41 million, and a net exchange gain of $8 million. The period January 1 through August 31, 2017 includes a net exchange loss of $394 million, a non-operating pension and other post employment cost of $278 million, a pre-tax gain of $162 million associated with the sale of the global food safety diagnostic business, and royalty income of $84 million.

2017 versus 2016

Sundry income (expense)—net was an income of $224 million and expense of ($113) million for the period September 1 through December 31, 2017 and for the period January 1 through August 31, 2017, respectively. Sundry income (expense)—net was income of $667 million for the year ended December 31, 2016. The 2017 charges are described above. The year ended December 31, 2016 included a pre-tax gain of $369 million associated with the sale of Historical DuPont (Shenzhen) Manufacturing Limited entity, royalty income of $170 million, a net exchange loss of $106 million and a non-operating pension and other post employment cost of $40 million. In the Successor periods, royalty income is included in net sales. See note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further discussion of the changes in presentation.

See note 8 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

Loss on Early Extinguishment of Debt

Historical DuPont recorded a loss from early extinguishment of debt of $81 million for the year ended December 31, 2018, primarily related to the difference between the redemption price and the aggregate amount of the Tender Notes purchased in the Tender Offers, mostly offset by the write-off of unamortized step-up related to the fair value step-up of Historical DuPont’s debt. Additional information regarding Historical DuPont’s Early Tender Settlement can be found in note 15 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

Interest Expense

2018 versus 2017

Interest expense was $331 million for the year ended December 31, 2018, $107 million for the period September 1 through December 31, 2017, and $254 million for the period January 1 through August 31, 2017. The change was primarily driven by amortization of the step-up of debt as a result of push-down accounting, partially offset by higher borrowing rates.

2017 versus 2016

Interest expense was $107 million for the period September 1 through December 31, 2017, $254 million for the period January 1 through August 31, 2017, and $370 million for the year ended December 31, 2016. The change was primarily driven by amortization of the step-up of debt as a result of push-down accounting, partially offset by higher debt balances.

Provision for Income Taxes on Continuing Operations

2018

For the year ended December 31, 2018, Historical DuPont’s effective tax rate of (4.6) percent on pre-tax loss from continuing operations of $4,793 million was unfavorably impacted by the non-tax-deductible impairment charge for the agriculture reporting unit and corresponding $75 million tax charge associated with a valuation allowance recorded against the net deferred tax asset position of a legal entity in Brazil, costs associated with the Merger (including a $74 million net tax charge on repatriation activities to facilitate the separations and distributions), a $121 million net tax charge related to completing its accounting for the tax effects of the TCJA (see note 9 of the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional detail), and the impacts related to the non-tax-deductible amortization of the fair value step-up in Historical DuPont’s inventories as a result of the Merger.

2017

For the period September 1 through December 31, 2017, Historical DuPont’s effective tax rate of 168.5 percent on pre-tax loss from continuing operations of $1,586 million was favorably impacted by a provisional net benefit of $2,001 million that Historical DuPont recognized due to the enactment of the TCJA, a net benefit of $261 million related to an internal legal entity restructuring associated with the separations and distributions, as well as geographic mix of earnings. Those impacts were partially offset by the non-tax deductible amortization of the fair value step-up in Historical DuPont’s inventories as a result of the Merger, certain net exchange losses recognized on the remeasurement of the net monetary asset positions which were not tax deductible in their local jurisdictions, as well as the tax impact of costs associated with the Merger and restructuring and asset related charges.

For the period January 1 through August 31, 2017, Historical DuPont’s effective tax rate was 8.3 percent on pre-tax income from continuing operations of $1,791 million. For the period January 1 through August 31, 2017,

Historical DuPont’s effective tax rate was favorably impacted by geographic mix of earnings, certain net exchange gains recognized on the remeasurement of the net monetary asset positions which were not taxable in their local jurisdictions, net favorable tax consequences of the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting, tax benefits related to a reduction in Historical DuPont’s unrecognized tax benefits due to the closure of various tax statutes of limitations, as well as tax benefits on costs associated with the Merger and restructuring and asset related charges. Those tax benefits were partially offset by the unfavorable tax consequences of non-deductible goodwill associated with the gain on the sale of the global food safety diagnostic business in the first quarter of 2017.

2016

For the year ended December 31, 2016, Historical DuPont’s effective tax rate of 23.5 percent on pre-tax income from continuing operations of $2,723 million was impacted by geographic mix of earnings as well as certain net exchange gains recognized on the remeasurement of the net monetary asset positions which were not taxable in their local jurisdictions. Those benefits were partially offset by the tax consequences of the gain on the sale of Historical DuPont (Shenzhen) Manufacturing Limited in the first quarter of 2016.

Recent Accounting Pronouncements

See note 2 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for a description of recent accounting pronouncements.

Liquidity & Capital Resources

Historical DuPont continually reviews its sources of liquidity and debt portfolio and occasionally may make adjustments to one or both to ensure adequate liquidity.

(Dollars in millions)	December 31, 2018	December 31, 2017
Cash, cash equivalents and marketable securities	$4,500	$8,202
Total debt	$7,972	$13,070

In the fourth quarter of 2018, Historical DuPont offered to purchase for cash up to approximately $6.2 billion of outstanding debt securities from each registered holder of the applicable series of debt securities in connection with the Tender Offers. Historical DuPont has retired approximately $4.4 billion aggregate principal amount of such debt securities in connection with the Tender Offers, which expired on December 11, 2018. The retirement of these debt securities was funded with cash contributions from DowDuPont.

In July 2018, Historical DuPont fully repaid $1,250 million of 6.0 percent coupon bonds at maturity.

Historical DuPont’s credit ratings impact its access to the debt capital markets and cost of capital. Historical DuPont remains committed to a strong financial position and strong investment-grade rating. Historical DuPont’s long-term and short-term credit ratings are as follows:

	Long-term	Short-term	Outlook
Standard & Poor’s	A-	A-2	Stable
Moody’s Investors Service	A3	P-2	Stable
Fitch Ratings	A	F1	Stable

Historical DuPont believes its ability to generate cash from operations and access to capital markets will be adequate to meet anticipated cash requirements to fund its working capital, capital spending, debt maturities in the ordinary course as well as distributions and other intercompany transfers to DowDuPont which relies primarily on Historical DuPont and Historical Dow to fund payment of its operating costs and expenses. We believe that Historical DuPont’s current strong financial position, liquidity and credit ratings continue to provide access as needed to the capital markets. Historical DuPont’s liquidity needs can be met through a variety of sources, including cash provided by operating activities, cash and cash equivalents, marketable securities, commercial paper, syndicated credit lines, bilateral credit lines, long-term debt markets, bank financing, committed receivable repurchase facilities and asset sales.

Historical DuPont has access to approximately $6.1 billion in committed and uncommitted unused credit lines with several major financial institutions including unused commitments of $2.5 billion under the Term Loan Facility described below and a $3.0 billion revolving credit facility to support its commercial paper program. These unused credit lines provide support to meet Historical DuPont’s short-term liquidity needs and for general corporate purposes which may include funding of discretionary and non-discretionary contributions to certain benefit plans, severance payments, repayment and refinancing of debt, working capital, capital expenditures and repurchases and redemptions of securities.

In May 2017, Historical DuPont completed an underwritten public offering of $1.25 billion of Historical DuPont’s 2.20 percent Notes due 2020 and $750 million of Historical DuPont’s Floating Rate Notes due 2020 (the “May 2017 Debt Offering”). The proceeds of this offering were used to make a discretionary pension contribution to Historical DuPont’s principal U.S. pension plan, as discussed below.

Historical DuPont’s indenture covenants include customary limitations on liens, sale and leaseback transactions, and mergers and consolidations subject to certain limitations. The outstanding long-term debt also contains customary default provisions. In addition, Historical DuPont will be required to redeem all of the Notes associated with the May 2017 Debt Offering at a redemption price equal to 100 percent of the aggregate principal amount plus any accrued and unpaid interest upon the announcement of the record date for the separation of either the agriculture or specialty products business, or the entry into an agreement to sell all or substantially all of the assets of either business to a third party.

In March 2016, Historical DuPont entered into a credit agreement that provides for a three-year, senior unsecured term loan facility in the aggregate principal amount of $4.5 billion (as amended, from time to time, the “Term Loan Facility”) under which Historical DuPont may make up to seven term loan borrowings and amounts repaid or prepaid are not available for subsequent borrowings. The proceeds from the borrowings under the Term Loan Facility will be used for Historical DuPont’s general corporate purposes including debt repayment, working capital and funding a portion of DowDuPont’s costs and expenses. The Term Loan Facility was amended in 2018 to extend the maturity date to June 2020, at which time all outstanding borrowings, including accrued but unpaid interest, become immediately due and payable, and to extend the date on which the commitment to lend terminates to June 2019. At December 31, 2018, Historical DuPont had made four term loan borrowings in an aggregate principal amount of $2.0 billion and had unused commitments of $2.5 billion under the Term Loan Facility. In addition, in 2018 Historical DuPont amended its $3.0 billion revolving credit facility to extend the maturity date to June 2020.

The Term Loan Facility and the amended revolving credit facility (the “Facilities”) contain customary representations and warranties, affirmative and negative covenants, and events of default that are typical for companies with similar credit ratings and generally consistent with those applicable to Historical DuPont’s long-term public debt. The Facilities contain a financial covenant requiring that the ratio of Total Indebtedness to Total Capitalization for Historical DuPont and its consolidated subsidiaries not exceed 0.6667. At December 31, 2018, Historical DuPont was in compliance with this financial covenant.

The Facilities impose additional affirmative and negative covenants on Historical DuPont and its subsidiaries after the closing of the Merger, subject to certain limitations, including to:

•

not sell, lease or otherwise convey to DowDuPont, its shareholders or its non-Historical DuPont subsidiaries, any assets or properties of Historical DuPont or its subsidiaries unless the aggregate amount of revenues attributable to all such assets and properties so conveyed after the merger does not exceed 30 percent of the consolidated revenues of Historical DuPont and its subsidiaries as of December 31, 2015; and

•	not guarantee any indebtedness or other obligations of DowDuPont, Historical Dow or their respective subsidiaries (other than of Historical DuPont and its subsidiaries).

The Facilities will terminate, and the loans and other amounts thereunder would become due and payable, upon the sale, transfer, lease or other disposition of all or substantially all of the assets of the agriculture product line to DowDuPont, its shareholders or any of its non-Historical DuPont subsidiaries.

In February 2018, in line with seasonal agricultural working capital requirements, Historical DuPont entered into a committed receivable repurchase agreement of up to $1.3 billion (the “2018 Repurchase Facility”) which expired in December 2018. Under the 2018 Repurchase Facility, Historical DuPont sold a portfolio of available and eligible outstanding customer notes receivables within the agriculture product line to participating institutions and simultaneously agreed to repurchase at a future date.

In February 2019, Historical DuPont entered into a new committed receivable repurchase facility of up to $1.3 billion (the “2019 Repurchase Facility”) which expires in December 2019. See further discussion of the 2019 Repurchase Facility in note 24 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

During the period January 1 through August 31, 2017, Historical DuPont made total contributions of $2.9 billion to its principal U.S. pension plan, including approximately $2.7 billion reflecting discretionary contributions. The discretionary contribution was funded through the May 2017 Debt Offering, as discussed above; short-term borrowings, including commercial paper issuance; and cash. The $2.9 billion contribution was taken as a deduction on Historical DuPont’s 2016 federal tax return and resulted in a net operating loss for tax purposes. This loss resulted in an overpayment of taxes paid of approximately $800 million. A portion of the overpayment was applied against the 2017 tax liability. The remainder of the loss generated a refund of approximately $700 million which was received during the fourth quarter of 2017. At the end of 2017, Historical DuPont did not anticipate making contributions to its principal U.S. pension plan in 2018. Historical DuPont made a discretionary contribution of $1.1 billion in the third quarter of 2018 to its principal U.S. pension plan, primarily through cash balances. The decision to make the discretionary contribution took into account tax deductible limits as well as capital structure considerations.

Historical DuPont entered into a trust agreement in 2013 (as amended and restated in 2017) that established and requires Historical DuPont to fund a trust (the “Trust”) for cash obligations under certain nonqualified benefit and deferred compensation plans upon a change in control event as defined in the trust agreement. Under the trust agreement, the consummation of the Merger was a change in control event. As a result, in November 2017, Historical DuPont contributed $571 million to the Trust. In the fourth quarter of 2017, $13 million was distributed to Historical DuPont according to the trust agreement and at December 31, 2017, the balance in the Trust was $558 million. During the year ended December 31, 2018, $68 million was distributed to Historical DuPont according to the trust agreement and at December 31, 2018, the balance in the Trust was $500 million.

Historical DuPont’s cash, cash equivalents and marketable securities at December 31, 2018 and 2017 are $4.5 billion and $8.2 billion, respectively, of which $3.9 billion at December 31, 2018 and $7.9 billion at December 31, 2017 was held by subsidiaries in foreign countries, including U.S. territories. The decrease in cash held by subsidiaries in foreign countries is due to the repatriation activities discussed below. For each of its foreign subsidiaries, Historical DuPont makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States.

The TCJA requires companies to pay a one-time transition tax on earnings of foreign subsidiaries, a majority of which were previously considered permanently reinvested by Historical DuPont (see note 9 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for further details of the TCJA). A tax liability was accrued for the estimated U.S. federal tax on all accumulated unrepatriated earnings through December 31, 2017 in accordance with the TCJA (i.e., “transition tax”). The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. At December 31, 2018, management believed that sufficient liquidity is available in the United States. Historical DuPont has the ability to repatriate additional funds to the US, which could result in an adjustment to the tax liability for foreign withholding taxes, foreign and/or U.S. state income taxes and the impact of foreign currency movements. It is not practicable to calculate the unrecognized deferred tax liability on undistributed foreign earnings due to the complexity of the hypothetical calculation. During 2018, in connection with the separations and distributions, Historical DuPont repatriated certain funds from its non-U.S. subsidiaries that were not needed to finance local operations. During the year ended December 31, 2018, Historical DuPont recorded net tax expense of $74 million associated with foreign withholding tax incurred in connection with these repatriation activities.

	Successor		Predecessor
(Dollars in millions)	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016
Cash provided by (used for) operating activities	$848	$4,196	$(3,949)	$3,357

Cash provided by operating activities was $848 million for the year ended December 31, 2018, primarily driven by earnings after goodwill impairment and inventory step-up amortization offset by transaction costs, pension contributions, changes in working capital and tax payments. Cash provided by operating activities was $4,196 million for the period September 1 through December 31, 2017, primarily driven by seasonal cash flows related to the agriculture product line and a tax refund related to voluntary pension contributions made in the Predecessor period, partially offset by transaction costs and the PFOA multi-district litigation settlement, which was primarily paid in September. Cash used for operating activities was $3,949 million for the period January 1 through August 31, 2017, primarily driven by pension contributions of $3,024 million, seasonal cash flows related to the agriculture product line, transaction costs and tax payments, partially offset by earnings. Cash provided by operating activities was $3,357 million for the year ended December 31, 2016, primarily due to earnings offset by tax payments, pension contributions and transaction costs.

	Successor		Predecessor
(Dollars in millions)	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016
Cash (used for) provided by investing activities	$(334)	$2,768	$(2,382)	$(1,514)

Cash used for investing activities was $334 million for the year ended December 31, 2018, primarily driven by increased capital expenditures partially offset by net proceeds from investments. Cash provided by investing activities was $2,768 million for the period September 1 through December 31, 2017, primarily driven by approximately $1,200 million of cash received for the FMC transactions and net proceeds from investments, partially offset by capital expenditures. Cash used for investing activities was $2,382 million for the period

January 1 through August 31, 2017, primarily due to increased net purchases of investments, capital expenditures, payments for the acquisition of Granular Inc. and net payments from foreign currency contracts, partially offset by proceeds from the sale of property and businesses. Cash used for investing activities of $1,514 million during the year ended December 31, 2016 was primarily due to $1,019 million of capital expenditures, net purchases of investments and net payments from foreign currency contracts, partially offset by proceeds from the sale of property and businesses.

Capital expenditures totaled $1,311 million for the year ended December 31, 2018, $426 million for the period September 1 through December 31, 2017, $687 million for the period January 1 through August 31, 2017, and $1,019 million in 2016. Historical DuPont expects 2019 capital expenditures to be about $1,800 million, of which approximately $500 million is related to the targeted cost synergies associated with the Merger and execution of the intended separation of DowDuPont’s agriculture, materials science and specialty products businesses.

	Successor		Predecessor
(Dollars in millions)	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016
Cash (used for) provided by financing activities	$(3,112)	$(3,227)	$5,632	$(2,385)

Cash used for financing activities was $3,112 million for the year ended December 31, 2018, primarily driven by the retirement of $4,409 million aggregate principal amount of Tender Notes as part of the Tender Offers, an increase in distributions to DowDuPont of $1,977 million and repayments of $1,250 million of bonds at maturity, partially offset by contributions from DowDuPont of $4,849 million. Cash used for financing activities was $3,227 million for the period September 1 through December 31, 2017, primarily driven by a decrease in borrowings from commercial paper, distributions to DowDuPont and dividends paid to stockholders, partially offset by increased borrowings under the Term Loan. Cash provided by financing activities was $5,632 million for the period January 1 through August 31, 2017, primarily driven by the May 2017 Debt Offering as well as increased borrowings from commercial paper, the Repurchase Facility, and the Term Loan Facility, partially offset by dividends paid to stockholders. Cash used for financing activities of $2,385 million during the year ended December 31, 2016 was primarily driven by dividend payments to stockholders, repurchases of common stock, and repayments of long-term debt.

Dividend payments to shareholders of Historical DuPont common and preferred stock totaled $0.3 billion during the period September 1 through December 31, 2017, $0.7 billion during the period January 1 through August 31, 2017, and $1.3 billion in 2016. Dividends per share of common stock were $1.14 for the period January 1 through August 31, 2017 and $1.52 in 2016.

In the first quarter 2015, Historical DuPont announced its intention to buy back about $4.0 billion of shares of Historical DuPont common stock using the distribution proceeds received from Chemours. During 2016, Historical DuPont purchased and retired 13.2 million shares in the open market at a cost of $916 million.

As of the consummation of the Merger, shares of Historical DuPont common stock held publicly were redeemed and Historical DuPont’s common stock is owned solely by its parent company, DowDuPont. Historical DuPont’s preferred stock remains issued and outstanding, and Historical DuPont continues to be responsible for dividends on its preferred stock; however, the obligation is not material to Historical DuPont’s liquidity. Dividend payments to shareholders of Historical DuPont preferred stock totaled $10 million for the year ended December 31, 2018, $3 million during the period September 1 through December 31, 2017, $7 million during the period January 1 through August 31, 2017, and $10 million in 2016.

DowDuPont primarily relies on distributions and other intercompany transfers from Historical DuPont and Historical Dow to fund payment of its operating costs and expenses. In November 2017, DowDuPont’s board of directors declared a fourth quarter dividend per share of DowDuPont common stock payable on December 15, 2017 and authorized an initial $4 billion share repurchase program to buy back shares of DowDuPont common stock. The $4 billion share repurchase program was completed in the third quarter of 2018. In 2018, DowDuPont’s board of directors declared and paid quarterly dividends per share of DowDuPont common stock. For the year ended December 31, 2018 and the period September 1 through December 31, 2017, Historical DuPont declared and paid distributions in cash to DowDuPont of about $2,806 million and $829 million, respectively, primarily to fund a portion of DowDuPont’s share repurchases and dividend payments for these periods.

See note 17 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information relating to the above Historical DuPont share buyback plan.

Critical Accounting Estimates

Historical DuPont’s significant accounting policies are more fully described in note 1 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part. Historical DuPont’s management believes that the application of these policies on a consistent basis enables Historical DuPont to provide the users of the financial statements with useful and reliable information about Historical DuPont’s operating results and financial condition.

The preparation of the annual consolidated financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts, including, but not limited to, receivable and inventory valuations, impairment of tangible and intangible assets, long-term employee benefit obligations, income taxes, restructuring liabilities, environmental matters and litigation. Historical DuPont’s management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Historical DuPont reviews these matters and reflects changes in estimates as appropriate. Historical DuPont’s management believes that the following represent some of the more critical judgment areas in the application of Historical DuPont’s accounting policies which could have a material effect on Historical DuPont’s financial position, liquidity or results of operations.

Pension Plans and Other Post Employment Benefits

Accounting for employee benefit plans involves numerous assumptions and estimates. Discount rate and expected return on plan assets are two critical assumptions in measuring the cost and benefit obligation of Historical DuPont’s pension and OPEB plans. Historical DuPont’s management reviews these two key assumptions when plans are re-measured. These and other assumptions are updated periodically to reflect the actual experience and expectations on a plan specific basis as appropriate. As permitted by GAAP, actual results that differ from the assumptions are accumulated on a plan by plan basis and to the extent that such differences exceed 10 percent of the greater of the plan’s benefit obligation or the applicable plan assets, the excess is amortized over the average remaining service period of active employees or the average remaining life expectancy of the inactive participants if all or almost all of a plan’s participants are inactive.

About 80 percent of Historical DuPont’s benefit obligation for pensions and essentially all of Historical DuPont’s OPEB obligations are attributable to the benefit plans in the U.S. In the U.S., the discount rate is developed by matching the expected cash flow of the benefit plans to a yield curve constructed from a portfolio of high quality fixed-income instruments provided by the plans’ actuaries as of the measurement date. Historical DuPont measures the service and interest cost components utilizing a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. For non-U.S. benefit plans, historically Historical DuPont utilized prevailing long-term high quality corporate bond indices to determine the discount rate, applicable to each country, at the measurement date. For the 2018 measurement date, Historical DuPont adopted the Aon AA corporate bond rates to determine the discount rate, applicable to each country.

Within the U.S., Historical DuPont establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. Strategic asset allocations in other countries are selected in accordance with the laws and practices of those countries. Where appropriate, asset-liability studies are also taken into consideration. The long-term expected return on plan assets in the U.S. is based upon historical real returns (net of inflation) for the asset classes covered by the investment policy, expected performance, and projections of inflation and interest rates over the long-term period during which benefits are payable to plan participants. Consistent with prior years, the long-term expected return on plan assets in the U.S. reflects the asset allocation of the plan and the effect of Historical DuPont’s active management of the plan’s assets. In connection with pension contributions of $2,900 million to its principal U.S. pension plan for the period of January 1, 2017 through August 31, 2017, an investment policy study was completed for the principal U.S. pension plan. The study resulted in new target asset allocations for the U.S. pension plan with resulting changes to the expected return on plan assets. The long-term rate of return on assets decreased from 8.00 percent for the Predecessor period to 6.25 percent for the Successor periods in 2017.

In determining annual expense for the principal U.S. pension plan, Historical DuPont uses a market-related value of assets rather than its fair value. Accordingly, there may be a lag in recognition of changes in market valuation. As a result, changes in the fair value of assets are not immediately reflected in Historical DuPont’s calculation of net periodic pension cost. Generally, the market-related value of assets is calculated by averaging market returns over 36 months, however, as a result of the Merger, for the Successor periods, the market-related value of assets was calculated by averaging market returns from September 1, 2017 through the respective year ends.

The following table shows the market-related value and fair value of plan assets for the principal U.S. pension plan:

	Successor		Predecessor
(Dollars in billions)	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Market-related value of assets	$16.6	$16.6	$13.5
Fair value of plan assets	15.7	16.7	13.5

(1)

During the fourth quarter of 2017 and 2016, the plan’s trust fund paid approximately $140 million and $550 million, respectively, to a group of separated, vested plan participants who elected a limited-time opportunity to receive a lump sum payout. See further discussion under “Long-term Employee Benefits.”

For plans other than the principal U.S. pension plan, pension expense is determined using the fair value of assets.

The following table highlights the potential impact on Historical DuPont’s pre-tax earnings due to changes in certain key assumptions with respect to Historical DuPont’s pension and OPEB plans, based on assets and liabilities at December 31, 2018:

Pre-tax Earnings Benefit (Charge)	1/4 Percentage	1/4 Percentage
(Dollars in millions)	Point Increase	Point Decrease
Discount rate	$(31)	$32
Expected rate of return on plan assets	48	(48)

Additional information with respect to pension and OPEB expenses, liabilities and assumptions is discussed under “Long-term Employee Benefits” and in note 18 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. At December 31, 2018, Historical DuPont had accrued obligations of $381 million for probable environmental remediation and restoration costs, including $54 million for the remediation of sites under the Comprehensive Environmental Response, Compensation and Liability Act (“Superfund”). As remediation activities vary substantially in duration and cost from site to site, it is difficult to develop precise estimates of future site remediation costs. Historical DuPont’s estimates are based on a number of factors, including the complexity of the geology, the nature and extent of contamination, the type of remedy, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites and the number of and financial viability of other PRPs. Therefore, considerable uncertainty exists with respect to environmental remediation and costs, and, under adverse changes in circumstances, it is reasonably possible that the ultimate cost with respect to these particular matters could range up to $750 million above that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on Historical DuPont’s results of operations, financial condition and cash flows. It is the opinion of Historical DuPont’s management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on Historical DuPont’s results of operations, financial condition or cash flows. For further discussion, see notes 1 and 16 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Legal Contingencies

Historical DuPont’s results of operations could be affected by significant litigation adverse to Historical DuPont, including product liability claims, patent infringement and antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental torts. Historical DuPont records accruals for legal matters when the information available indicates that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Historical DuPont’s management makes adjustments to these accruals to reflect the impact and status of negotiations, settlements, rulings, advice of counsel and other information and events that may pertain to a particular matter. Predicting the outcome of claims and lawsuits and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from estimates. In making determinations of likely outcomes of litigation matters, Historical DuPont’s management considers many factors. These factors include, but are not limited to, the nature of specific claims including unasserted claims, Historical DuPont’s experience with similar types of claims, the jurisdiction in which the matter is filed, input from outside legal counsel, the likelihood of resolving the matter through alternative dispute resolution mechanisms, and the matter’s current status. Considerable judgment is required in determining whether to establish a litigation accrual when an adverse judgment is rendered against Historical DuPont in a court proceeding. In such situations, Historical DuPont will not recognize a loss if, based upon a thorough review of all relevant facts and information, Historical DuPont’s management believes that it is probable that the pending judgment will be successfully overturned on appeal. A detailed discussion of significant litigation matters is contained in note 16 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

Indemnification Assets

On July 1, 2015, Historical DuPont completed the separation of its Performance Chemicals segment through the Chemours Separation. In connection with the Chemours Separation, Historical DuPont and Chemours entered into the Chemours Separation Agreement. Pursuant to the Chemours Separation Agreement, as discussed in note 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, Historical DuPont is indemnified by Chemours against certain litigation, environmental, workers’ compensation, and other liabilities that arose prior to the separation. The term of this indemnification is indefinite and includes defense costs and expenses, as well as monetary and non-monetary settlements and judgments. In connection with the recognition of liabilities related to these indemnified matters, Historical DuPont records an indemnification asset when recovery is deemed probable. In assessing the probability of recovery, Historical DuPont considers the contractual rights under the Chemours Separation Agreement and any potential credit risk. Future events, such as potential disputes related to recovery as well as the solvency of Chemours, could cause the indemnification assets to have a lower value than anticipated and recorded. Historical DuPont evaluates the recovery of the indemnification assets recorded when events or changes in circumstances indicate the carrying values may not be fully recoverable.

Income Taxes

The breadth of Historical DuPont’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes Historical DuPont will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. The resolution of these uncertainties may result in adjustments to Historical DuPont’s tax assets and tax liabilities. It is reasonably possible that changes to Historical DuPont’s global unrecognized tax benefits could be significant; however, due to the uncertainty regarding the timing of completion of audits and possible outcomes, a current estimate of the range of increases or decreases that may occur within the next twelve months cannot be made.

Deferred income taxes result from differences between the financial and tax basis of Historical DuPont’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances against deferred tax assets. The realization of these assets is dependent on generating future taxable income, as well as successful implementation of various tax planning strategies. For example, changes in facts and circumstances that alter the probability that Historical DuPont will realize deferred tax assets could result in recording a valuation allowance, thereby reducing the deferred tax asset and generating a deferred tax expense in the relevant period. In some situations, these changes could be material. See note 9 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional information.

At December 31, 2018, Historical DuPont had a net deferred tax liability balance of $5.1 billion, net of a valuation allowance of $1.1 billion. Realization of deferred tax assets is expected to occur over an extended period of time. As a result, changes in tax laws, assumptions with respect to future taxable income, and tax planning strategies could result in adjustments to deferred tax assets. See note 9 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional details related to the deferred tax liability balance.

Valuation of Assets and Impairment Considerations

The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, including estimates based on historical information, current market data and future expectations. The principal assumptions utilized in Historical DuPont’s valuation methodologies include revenue growth rates, operating margin estimates, royalty rates, and discount rates. Although the estimates are deemed reasonable by management based on information available at the dates of acquisition, those estimates are inherently uncertain.

Assessment of the potential impairment of goodwill, other intangible assets, property, plant and equipment, investments in nonconsolidated affiliates, and other assets is an integral part of Historical DuPont’s normal ongoing review of operations. Testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management’s best estimates at a particular point in time. The dynamic economic environments in which Historical DuPont’s diversified product lines operate, and key economic and product line assumptions with respect to projected selling prices, market growth and inflation rates, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. In addition, Historical DuPont continually reviews its diverse portfolio of assets to ensure they are achieving their greatest potential and are aligned with Historical DuPont’s growth strategy. Strategic decisions involving a particular group of assets may trigger an assessment of the recoverability of the related assets. Such an assessment could result in impairment losses.

Historical DuPont performs goodwill impairment testing at the reporting unit level which is defined as the operating segment or one level below the operating segment. One level below the operating segment, or component, is a business in which discrete financial information is available and regularly reviewed by segment management. Historical DuPont aggregates certain components into reporting units based on economic similarities. Subsequent to the Merger, Historical DuPont identified nine reporting units, of which eight have goodwill assigned. In connection with the Merger, Historical DuPont adopted the policy of the parent company and performs its annual goodwill impairment test in the fourth quarter.

For purposes of the annual goodwill impairment test, Historical DuPont has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed at Historical DuPont level include, but are not limited to, GDP growth rates, long-term commodity prices, equity and credit market activity, discount rates, foreign exchange rates, and overall financial performance. Qualitative factors assessed at the reporting unit level include, but are not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of the reporting unit. If Historical DuPont chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required.

If additional quantitative testing is required, the reporting unit’s fair value is compared with its carrying amount, and an impairment charge, if any, is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Historical DuPont determined fair values for each of the reporting units using the income approach.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Historical DuPont uses its internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in Historical DuPont’s forecasts. Historical DuPont derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. Historical DuPont uses discount rates that are commensurate with the risks and uncertainty inherent in the respective reporting units and in its internally developed forecasts. Discount rates used in Historical DuPont’s reporting unit valuations ranged from 7.25% to 13.75%.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods. Historical DuPont’s assets and liabilities were measured at fair value as of the date of the Merger, and as a result, any declines in projected cash flows or increases in discount rates could have a material, negative impact on the fair value of Historical DuPont’s reporting units and assets and therefore result in an impairment.

Historical DuPont commenced strategic business reviews during the third quarter 2018 and assembled updated financial projections. The revised financial projections of the agriculture reporting unit assessed and quantified the impacts of developing market conditions, events and circumstances previously discussed by DowDuPont that have evolved throughout 2018, resulting in a reduction in the forecasts of sales and profitability as compared to prior forecasts. The reduction in financial projections was principally driven by lower growth in sales and margins in North America and Latin America and unfavorable currency impacts related to the Brazilian real. The lower growth is driven by reduced planted area, an expected unfavorable shift to soybeans from corn in Latin America, and delays in expected product registrations. In addition, decreases in commodity prices and higher than anticipated industry grain inventories are expected to impact farmers’ income and buying choices resulting in shifts to lower technologies and pricing pressure. Historical DuPont considered the combination of these factors and the resulting reduction in its forecasted projections for the agriculture reporting unit and determined it was more likely than not that the fair value of the agriculture reporting unit was less than the carrying value, thus requiring the performance of an updated goodwill and intangible asset impairment analysis for the agriculture reporting unit as of September 30, 2018.

Historical DuPont performed an interim impairment analysis for the agriculture reporting unit using a discounted cash flow model (a form of the income approach), utilizing Level 3 unobservable inputs. Historical DuPont’s significant estimates in this analysis include, but are not limited to, future cash flow projections, Merger-related cost and growth synergies, the weighted average cost of capital, the terminal growth rate, and the tax rate. Historical DuPont believes the current assumptions and estimates utilized are both reasonable and appropriate. The key assumption driving the change in fair value was the lower financial projections discussed above. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from Historical DuPont’s estimates. If Historical DuPont’s ongoing estimates of future cash flows are not met, Historical DuPont may have to record additional impairment charges in future periods. Historical DuPont’s estimates of future cash flows are based on current regulatory and economic climates, recent operating results, and planned business strategy. These estimates could be negatively affected by changes in federal, state, or local regulations or economic downturns. Based on the analysis performed, Historical DuPont determined that the carrying amount of the agriculture reporting unit exceeded its fair value resulting in a $4.5 billion pre-tax (and after-tax) goodwill impairment charge. Historical DuPont also performed an impairment test on indefinite-lived intangibles and determined that the fair value of certain IPR&D assets had declined as a result of delays in timing of commercialization and increases to expected R&D costs. This resulted in a pre-tax impairment charge of $85 million ($66 million after-tax). The assumptions and estimates used in determining the fair values of this reporting unit and its indefinite-lived intangibles contain uncertainties, and any changes to these assumptions and estimates could have a negative impact and result in a future impairment. For further information see notes 6, 14 and 21 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

In the fourth quarter of 2018, quantitative testing was performed on all of Historical DuPont’s reporting units. Based on the results of the step one testing, the estimated fair value of each of the reporting units exceeded their carrying values. Due to the fair value and carrying value of these reporting units being equal at the date of the Merger resulting in little, if any, margin of fair value in excess of carrying value, Historical DuPont believes these reporting units are at risk to have impairment charges in future periods. The dynamic economic environments in which Historical DuPont’s diversified product lines operate, and key economic and product line assumptions with respect to projected selling prices, market growth and inflation rates, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors, circumstances and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized.

Historical DuPont’s goodwill and indefinite-lived intangibles by reporting unit at December 31, 2018 is shown below (in millions):

Reporting Unit	Goodwill	Indefinite-Lived Intangible Assets
Agriculture	$8,849	$8,663
Electronics and Imaging	4,056	495
Safety and Construction	5,512	260
Nutrition and Health	8,742	1,424
Transportation and Advanced Polymers	6,366	310
Packaging and Specialty Plastics	3,587	—
Industrial Biosciences	3,113	399
Clean Tech	461	—

Total	$40,686	$11,551

Prepaid Royalties

Historical DuPont’s agriculture product line currently has certain third party biotechnology trait license agreements, which require up-front and variable payments subject to the licensor meeting certain conditions. These payments are reflected as other current assets and other assets and are amortized to cost of goods sold as seeds containing the respective trait technology are utilized over the life of the license. At December 31, 2018, the balance of prepaid royalties reflected in other current assets and other assets was $239 million and $1,139 million, respectively. Historical DuPont evaluates the carrying value of the prepaid royalties when events or changes in circumstances indicate the carrying value may not be recoverable. The recoverability of the prepaid royalties and the rate of royalty amortization expense recognized are based on Historical DuPont’s strategic plans which include various assumptions and estimates including product portfolio, market dynamics, farmer preferences, growth rates and projected planted acres. Changes in factors and assumptions included in the strategic plans, including potential changes to the product portfolio in favor of internally developed biotechnology, could impact the recoverability and/or rate of recognition of the relevant prepaid royalty.

Off-Balance Sheet Arrangements

Certain Guarantee Contracts

Information with respect to Historical DuPont’s guarantees is included in note 16 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part. Historically, Historical DuPont has not had to make significant payments to satisfy guarantee obligations; however, Historical DuPont believes it has the financial resources to satisfy these guarantees.

Contractual Obligations

Information related to Historical DuPont’s significant contractual obligations is summarized in the following table:

		Payments Due In
(Dollars in millions)	Total at December 31, 2018	2019	2020 - 2021	2022 - 2023	2024 and beyond
Long-term debt and capital lease obligations(1),(2)	$6,033	$295	$4,988	$409	$341
Expected cumulative cash requirements for interest payments through maturity	532	189	117	40	186
Operating leases	655	242	218	110	85
Purchase obligations(3)
Information technology infrastructure & services	76	53	23	—	—
Raw material obligations	1,746	570	759	381	36
Utility obligations	79	34	22	14	9
Other	81	53	19	9	—
Total purchase obligations	1,982	710	823	404	45
Other liabilities(1),(4)
Pension and other post employment benefits	7,032	429	751	1,662	4,190
Workers’ compensation	70	10	25	13	22
Environmental remediation	381	142	121	71	47
License agreements(5)	911	220	336	262	93
Other(6)	276	88	53	37	98
Total other long-term liabilities	8,670	889	1,286	2,045	4,450
Total contractual obligations(7)	$17,872	$2,325	$7,432	$3,008	$5,107

(1)	Included in the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.
(2)	Excludes unamortized debt step-up premium of $78 million and unamortized debt fees of $2 million.
(3)

Represents enforceable and legally binding agreements in excess of $1 million to purchase goods or services that specify fixed or minimum quantities; fixed, minimum or variable price provisions; and the approximate timing of the agreement.

(4)

Historical DuPont’s contractual obligations do not reflect an offset for recoveries associated with indemnifications by Chemours in accordance with the Chemours Separation Agreement. Refer to notes 4 and 16 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional detail related to the indemnifications.

(5)	Represents undiscounted remaining payments under Historical DuPont Pioneer license agreements ($806 million on a discounted basis).
(6)	Primarily represents employee-related benefits other than pensions and other post employment benefits.
(7)

Due to uncertainty regarding the completion of tax audits and possible outcomes, the timing of certain payments of obligations related to unrecognized tax benefits cannot be made and have been excluded from the table above. See note 9 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, for additional detail.

Historical DuPont expects to meet its contractual obligations through its normal sources of liquidity and believes it has the financial resources to satisfy the contractual obligations that arise in the ordinary course of business.

Long-term Employee Benefits

Historical DuPont has various obligations to its employees and retirees. Historical DuPont maintains retirement-related programs in many countries that have a long-term impact on Historical DuPont’s earnings and cash flows. These plans are typically defined benefit pension plans, as well as medical, dental and life insurance benefits for pensioners and survivors and disability benefits for employees (OPEB plans). Approximately 80 percent of Historical DuPont’s worldwide benefit obligation for pensions and essentially all of Historical DuPont’s worldwide OPEB obligations are attributable to the U.S. benefit plans.

Pension coverage for employees of Historical DuPont’s non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Historical DuPont regularly explores alternative solutions to meet its global pension obligations in the most cost effective manner possible as demographics, life expectancy and country-specific pension funding rules change. Where permitted by applicable law, Historical DuPont reserves the right to change, modify or discontinue its plans that provide pension, medical, dental, life insurance and disability benefits.

Benefits under defined benefit pension plans are based primarily on years of service and employees’ pay near retirement. In November 2016, Historical DuPont announced changes to the U.S. pension and OPEB plans. Historical DuPont froze the pay and service amounts used to calculate pension benefits for active employees who participate in the U.S. pension plans on November 30, 2018. Therefore, as of November 30, 2018, employees participating in the U.S. pension plans no longer accrue additional benefits for future service and eligible compensation received. In addition to the changes to the U.S. pension plans, OPEB eligible employees who will be under the age of 50 as of November 30, 2018 will not receive post-retirement medical, dental and life insurance benefits. As a result of these changes, Historical DuPont recognized a pre-tax curtailment gain of $382 million during the fourth quarter of 2016. The majority of employees hired in the U.S. on or after January 1, 2007 are not eligible to participate in the pension and post-retirement medical, dental and life insurance plans, but receive benefits in the defined contribution plans.

In the fourth quarter 2016, about $550 million of lump-sum payments were made from the principal U.S. pension plan trust fund to a group of separated, vested plan participants who were extended a limited-time opportunity and voluntarily elected to receive their pension benefits in a single lump-sum payment. In the fourth quarter of 2017, about $140 million of lump-sum payments were made from the principal U.S. pension plan trust fund under a similar program.

Pension benefits are paid primarily from trust funds established to comply with applicable laws and regulations of the sovereign country in which the pension plan operates. Unless required by law, Historical DuPont does not make contributions that are in excess of tax deductible limits. The actuarial assumptions and procedures utilized are reviewed periodically by the plans’ actuaries to provide reasonable assurance that there will be adequate funds for the payment of benefits. Thus, there is not necessarily a direct correlation between pension funding and pension expense. In general, however, improvements in plans’ funded status tends to moderate subsequent funding needs.

Historical DuPont contributed $2,900 million and $1,100 million to the principal U.S. pension plan for the period January 1, 2017 through August 31, 2017, and the year ended December 31, 2018, respectively.

Historical DuPont contributed $103 million, $34 million, $67 million and $121 million to its funded pension plans other than the principal U.S. pension plan for the year ended December 31, 2018, for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017, and for the year ended December 31, 2016, respectively.

U.S. pension benefits that exceed federal limitations are covered by separate unfunded plans and these benefits are paid to pensioners and survivors from operating cash flows. Historical DuPont’s remaining pension plans with no plan assets are paid from operating cash flows. Historical DuPont made benefit payments of

$105 million, $34 million, $57 million and $184 million to its unfunded plans for the year ended December 31, 2018, for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017, and for the year ended December 31, 2016, respectively.

Historical DuPont’s OPEB plans are unfunded and the cost of the approved claims is paid from operating cash flows. Pre-tax cash requirements to cover actual net claims costs and related administrative expenses were $216 million, $59 million, $166 million, and $218 million for the year ended December 31, 2018, for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017, and for the year ended December 31, 2016, respectively. Changes in cash requirements reflect the net impact of higher per capita health care costs, demographic changes, plan amendments and changes in participant premiums, co-pays and deductibles.

In 2019, Historical DuPont expects to contribute approximately $190 million to its funded pension plans other than the principal U.S. pension plan and its remaining plans with no plan assets, and about $240 million for its OPEB plans. Historical DuPont does not expect to make contributions to the principal U.S. pension plan in 2019. The amount and timing of actual future contributions will depend on applicable funding requirements, discount rates, investment performance, plan design, and various other factors, including the Internal Reorganization, separations and distributions.

Historical DuPont’s income can be significantly affected by pension and defined contribution charges/(benefits) as well as OPEB costs. The following table summarizes the extent to which Historical DuPont’s income for the year ended December 31, 2018, for the period September 1 through December 31, 2017, for the period January 1 through August 31, 2017, and for the year ended December 31, 2016 was affected by pre-tax charges related to long-term employee benefits:

	Successor		Predecessor
(Dollars in millions)	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016
Long-term employee benefit plan charges (benefit)(1)	$6	$(12)	$538	$442

(1)

The long-term employee benefit plan charges (benefit) include discontinued operations of $2 million, $8 million and $6 million for the periods September 1 through December 31, 2017 and January 1 through August 31, 2017 and for the year ended December 31, 2016, respectively.

The above charges (benefit) for pension and OPEB are determined as of the beginning of each period. Activities for the period ended December 31, 2018 and for the period September 1 through December 31, 2017 benefited from the absence of the amortization of net losses from AOCL. Long-term employee benefit expense in 2016 include a $382 million curtailment gain as a result of changes made to the U.S. Pension and OPEB benefits in 2016 described above. See “Pension Plans and Other Post Employment Benefits” for additional information on determining annual expense.

In 2019, Historical DuPont expects long term employee benefit expense from continuing operations to increase by about $30 million. The increase is mainly due to lower expected return on plan assets.

Environmental Matters

Historical DuPont operates global manufacturing, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations. Such rules are subject to change by the implementing governmental agency, and Historical DuPont monitors these changes closely. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. In addition, Historical DuPont implements voluntary programs to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water use and discharges, increase the efficiency of energy use and reduce the generation of persistent, bioaccumulative and toxic materials. Management has noted a global upward trend in the amount and complexity of proposed chemicals regulation. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant for the foreseeable future.

Pre-tax environmental expenses charged to income from continuing operations are summarized below:

	Successor		Predecessor
(Dollars in millions)	For the Year Ended December 31, 2018	For the Period September 1 through December 31, 2017	For the Period January 1 through August 31, 2017	For the Year Ended December 31, 2016
Environmental operating costs	$240	$85	$205	$335
Environmental remediation costs	58	8	65	62

	$298	$93	$270	$397

About 66 percent of total pre-tax environmental expenses charged to income from continuing operations for the year ended December 31, 2018 resulted from operations in the United States. Based on existing facts and circumstances, Historical DuPont’s management does not believe that year-over-year changes, if any, in environmental expenses charged to current operations will have a material impact on Historical DuPont’s financial position, liquidity or results of operations. Annual expenditures in the near term are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

Environmental Operating Costs

As a result of its operations, Historical DuPont incurs costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring, and obtaining permits. Historical DuPont also incurs costs related to environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials.

Remediation Accrual

Changes in the remediation accrual balance are summarized below:

(Dollars in millions)
Balance at December 31, 2016 (Predecessor)	$457
Remediation payments	(53)
Net increase in remediation accrual (1)	65
Net change, indemnification (2)	14
Balance at August 31, 2017	$483
Balance at September 1, 2017 (Successor)	483
Remediation payments	(40)
Net increase in remediation accrual (1)	8
Net change, indemnification (2)	(18)
Balance at December 31, 2017	$433
Remediation payments	(61)
Net increase in remediation accrual (1)	58
Net change, indemnification (2)	(49)
Balance at December 31, 2018	$381

(1)	Excludes indemnified remediation obligations.
(2)

Represents the net change in indemnified remediation obligations based on activity as well as the removal from Historical DuPont’s accrued remediation liabilities of obligations that have been fully transferred to Chemours. Pursuant to the Chemours Separation Agreement, as discussed below and in note 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, Historical DuPont is indemnified by Chemours for certain environmental matters.

Considerable uncertainty exists with respect to environmental remediation costs, and, under adverse changes in circumstances, the potential liability may range up to $750 million above the amount accrued as of December 31, 2018. However, based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site will have a material impact on the financial position, liquidity or results of operations of Historical DuPont.

Pursuant to the Chemours Separation Agreement discussed in note 4 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, Historical DuPont is indemnified by Chemours for certain environmental matters, included in the liability of $381 million, that have an estimated liability of $193 million at December 31, 2018 and a potential exposure that ranges up to approximately $310 million above the amount accrued. As such, Historical DuPont has recorded an indemnification asset of $193 million corresponding to Historical DuPont’s accrual balance related to these matters at December 31, 2018.

As of December 31, 2018, Historical DuPont has been notified of potential liability under the Superfund or similar state laws at about 500 sites around the U.S., including approximately 100 sites for which Historical DuPont does not believe it has liability based on current information. Active remediation is under way at 69 of the 500 sites. In addition, Historical DuPont has resolved its liability at approximately 200 sites, either by completing remedial actions with other PRPs or by participating in “de minimis buyouts” with other PRPs whose waste, like Historical DuPont’s, represented only a small fraction of the total waste present at a site. Historical DuPont received notice of potential liability at 2 new sites during 2018 compared with 3 notices in 2017 and 1 in 2016.

Environmental Capital Expenditures

Capital expenditures for environmental projects, either required by law or necessary to meet Historical DuPont’s internal environmental goals, were $29 million for the year ended December 31, 2018. Historical DuPont currently estimates expenditures for environmental-related capital projects to be approximately $55 million in 2019.

Climate Change

Historical DuPont believes that climate change is an important global issue that presents risks and opportunities. For instance, Historical DuPont continuously evaluates opportunities for existing and new product and service offerings to meet the anticipated demands of a low-carbon economy. Historical DuPont also manages and reports its operational resource efficiency. Expanding upon significant greenhouse gas (“GHG”) emissions and other environmental footprint reductions made in the period 1990-2010, in 2015, Historical DuPont announced its 2020 Sustainability Goals, including a goal to achieve a 7 percent reduction in GHG emissions intensity (2015 baseline) and a 10 percent improvement in energy intensity (2010 baseline). While Historical DuPont’s 2017 GHG intensity held relatively flat with its 2015 goal baseline, Historical DuPont has achieved a 12.7 percent reduction in GHG intensity since 2010. In addition, Historical DuPont has achieved a 14.9 percent improvement in non-renewable energy intensity since 2010.

Historical DuPont is actively engaged in efforts to develop constructive public policies to reduce GHG emissions and encourage lower-carbon forms of energy. Such policies may bring higher operating costs as well as greater revenue and margin opportunities. Legislative efforts to control or limit GHG emissions could affect Historical DuPont’s energy source and supply choices as well as increase the cost of energy and raw materials derived from fossil fuels. Such efforts are also anticipated to provide the business community with greater certainty for the regulatory future, help guide investment decisions, and drive growth in demand for low-carbon and energy-efficient products, technologies, and services. Similarly, demand is expected to grow for products that facilitate adaptation to a changing climate. However, the current unsettled policy environment in the United States, where many company facilities are located, adds an element of uncertainty to business decisions, particularly those relating to long-term capital investments.

In addition, significant differences in regional or national approaches could present challenges in a global marketplace. An effective global climate policy framework will help drive the market changes that are needed to stimulate and efficiently deploy new innovations in science and technology, while maintaining open and competitive global markets.

Historical DuPont’s global operations are exposed to financial market risks relating to fluctuations in foreign currency exchange rates, commodity prices, and interest rates. Historical DuPont has established a variety of programs including the use of derivative instruments and other financial instruments to manage the exposure to financial market risks as to minimize volatility of financial results. In the ordinary course of business, Historical DuPont enters into derivative instruments to hedge its exposure to foreign currency, interest rate and commodity price risks under established procedures and controls. For additional information on these derivatives and related exposures, see note 20 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. Foreign currency exchange contracts are also used, from time to time, to manage near-term foreign currency cash requirements.

Foreign Currency Exchange Rate Risks

Historical DuPont has significant international operations resulting in a large number of currency transactions that result from international sales, purchases, investments and borrowings. The primary currencies for which Historical DuPont has an exchange rate exposure are the European euro (“EUR”), Chinese yuan, Brazilian real and Japanese yen. Historical DuPont uses forward exchange contracts to offset its net exposures, by currency, related to the foreign currency denominated monetary assets and liabilities of its operations. In addition to the contracts disclosed in note 20 to the annual consolidated financial statements, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part, from time to time, Historical DuPont will enter into foreign currency exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency.

The following table illustrates the fair values of outstanding foreign currency contracts at December 31, 2018 and 2017, and the effect on fair values of a hypothetical adverse change in the foreign exchange rates that existed at December 31, 2018 and 2017. The sensitivities for foreign currency contracts are based on a 10 percent adverse change in foreign exchange rates.

	Fair Value Asset/(Liability)		Fair Value Sensitivity
(Dollars in millions)	2018	2017	2018	2017
Foreign currency contracts	$51	$(33)	$(402)	$(863)

Since Historical DuPont’s risk management programs are highly effective, the potential loss in value for each risk management portfolio described above would be largely offset by changes in the value of the underlying exposure.

Concentration of Credit Risk

Historical DuPont maintains cash and cash equivalents, marketable securities, derivatives and certain other financial instruments with various financial institutions. These financial institutions are generally highly rated and geographically dispersed and Historical DuPont has a policy to limit the dollar amount of credit exposure with any one institution.

As part of Historical DuPont’s financial risk management processes, it continuously evaluates the relative credit standing of all of the financial institutions that service Historical DuPont and monitors actual exposures versus established limits. Historical DuPont has not sustained credit losses from instruments held at financial institutions.

Historical DuPont’s sales are not materially dependent on any single customer. As of December 31, 2018, no one individual customer balance represented more than five percent of Historical DuPont’s total outstanding receivables balance. Credit risk associated with its receivables balance is representative of the geographic, industry and customer diversity associated with Historical DuPont’s global product lines.

Historical DuPont also maintains strong credit controls in evaluating and granting customer credit. As a result, it may require that customers provide some type of financial guarantee in certain circumstances. Length of terms for customer credit varies by industry and region.

BUSINESS

Our Company

Corteva combines the DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection businesses to create a stronger global provider of agricultural products. We are recognized by farmers as a leader in the seed and crop protection markets globally. Our seed platform develops and supplies high quality germplasm combined with advanced traits to produce higher yields for farmers around the world. Our crop protection platform supplies products to protect crop yields against weeds, insects and disease, enabling farmers to achieve optimal results. The combination of these leading platforms creates one of the broadest portfolios of agriculture solutions in the industry, fueling farmer productivity in more than 140 countries and generating pro forma annual sales of $14.1 billion for the year ended December 31, 2018. Our strategy is to provide farmers with the right mix of seeds, crop protection and digital solutions to maximize their yields and improve their profitability, while strengthening customer relationships and ensuring an abundant food supply for a growing global population. We have the opportunity to enhance our performance by completing the delivery of nearly $1.7 billion from merger-related synergies, including approximately $1.2 billion in cost synergies and $500 million in growth synergies. For further information relating to merger-related synergies and costs, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—DowDuPont Cost Synergy Program.”

We will operate in two reportable segments: seed and crop protection. Our seed segment is a global leader in developing and supplying advanced germplasm and traits that produce optimum yield for farms around the world. We are a leader in many of our key seed markets, including North America corn and soybeans, Europe corn and sunflower, as well as Brazil, India, South Africa and Argentina corn. We offer trait technologies that improve resistance to weather, disease, insects and weeds, and trait technologies that enhance food and nutritional characteristics. We also provide digital solutions that assist farmer decision-making with a view to optimize product selection and, ultimately, maximize yield and profitability. We compete in a wide variety of agricultural markets. Our crop protection segment serves the global agricultural input industry with products that protect against weeds, insects and other pests, and disease, and that improve overall crop health both above and below ground via nitrogen management and seed-applied technologies. We are a leader in global herbicides, insecticides, below-ground nitrogen stabilizers and pasture and range management herbicides.

We aspire to create shareholder value by working to achieve a best-in-class cost structure, which we expect to benchmark against our peers based upon representative metrics such as cost of sales, general and administrative expenses and research and development expense, in each case as a percentage of sales. Another key driver is driving disciplined capital and resource allocation processes, including a performance-based culture, with a strong focus on return on invested capital, including through stable dividends and share repurchases, selectively assessing strategic opportunities and continuing to advance our science-based innovation. Our innovation is focused on delivering a wide range of improved products and services to our customers. Through our merger of the Historical DuPont and Historical Dow innovations pipelines, we have created one of the broadest and most productive new product pipelines in the agriculture industry. We intend to leverage our rich heritage of over 275 combined years of scientific achievement to advance our robust innovation pipeline and continue to shape the future of responsible agriculture. We intend to launch 21 new products, balanced between seeds and crop protection, between 2017 and 2021. New products are crucial to solving farmers’ productivity challenges amid a growing global population while addressing natural resistance, regulatory changes, safety requirements and competitive dynamics. Our investment in technology-based and solution-based product offerings allow us to meet farmers’ evolving needs while ensuring that our investments generate sufficient returns. Meanwhile, through our unique routes to market, we continue to work face-to-face with farmers around the world to deeply understand their needs.

Our Industry

The global agricultural landscape is rapidly changing as farmers continue to face a variety of challenges, including the need to feed a growing population with limited land and stricter rules and regulations surrounding biotechnology and chemical compounds. These rules and regulations, which may be enacted to protect farmers, consumers or the environment, often vary across geographies and can quickly change. Consumers are also re-shaping the industry by demanding healthier, more affordable and safer food, with an increased focus on sustainability and greater transparency in order to facilitate their understanding of the agricultural products they purchase and consume.

These challenges, along with available data analysis allowing farmers to better understand the precise needs of a specific crop in a specific region, create strong incentives for farmers to invest in high technology inputs (such as seed, crop protection and digital solutions) to maximize yields, optimize resources and protect harvests in an environmentally sustainable manner. These technological advances in the agriculture industry challenge agriculture companies to develop customized technology-based and solution-based product offerings for farmers that address their specific needs.

Companies in our industry also continuously aim to improve existing product offerings to counteract regularly occurring natural resistance. For example, over the years, weeds and pests can evolve to become resistant to current modes of treatment. This resistance to existing products in turn creates both challenges as well as market opportunities for development of new forms of genetically engineered seed and improved complementary crop protection products and applications.

Given these rapidly evolving dynamics, it is critical for companies in the agriculture industry to be agile in adapting their product offerings to respond to changing farmer needs while addressing government regulations and market trends on both a global and localized scale. Companies in our industry in turn compete on the basis of germplasm and trait leadership; weed control as well as insect and disease management superiority; customer service; price; quality; and cost competitiveness, with an intensified focus on research and development and ability to respond to the growing proportion of off-patent seed and crop protection products. While the industry is evolving rapidly, the time and cost to launch new products has only increased. Our response to these global macro-trends is to leverage our deep farmer relationships and our industry leading platform to provide complete and customized solutions that meet the evolving needs of the farmer.

The global agricultural economy also continues to adjust to declines from the peak commodity prices related to the biofuels demand growth between 2007 and 2010 and the poor weather that reduced global commodity supply into 2013. The declines in prices and profit margins have led participants at all levels of the agricultural supply chain to adopt fundamental changes in their respective business models to maintain competitiveness, improve efficiency and enhance prospects for long-term growth. These factors, along with the high costs and lengthy time periods required to gain approvals and launch new products, have contributed to strategic realignments and consolidation across the agricultural sector. In recent years, our industry has undergone significant consolidation, resulting in an increase in market position by a smaller number of players and changing competitive dynamics.

Against this competitive landscape, Corteva intends to leverage its competitive strengths and harness its strong culture to win in the agriculture marketplace by quickly, effectively and attractively delivering solutions that improve the profitability, efficiency and sustainability of farms globally.

Our Competitive Strengths

We believe the following attributes provide us with a competitive advantage in our industry:

Leadership position in key markets

We are a leader in many of our key seed markets, including North America corn and soybeans, Europe corn and sunflower, as well as Brazil, India, South Africa and Argentina corn. We are also a crop protection market leader in global herbicides, insecticides, biologics, below-the-ground nitrogen stabilizers and pasture and range management herbicides. Our brand portfolio consists of some of the most recognized and premium brands in agriculture, such as our flagship premium Pioneer® brand, APPROACH® PRIMA fungicide and QUELEX® herbicide with ARYLEX® active. We also have the largest and most robust germplasm pool in the world, spanning more than ten crops, including key crops such as corn, soybeans and sunflowers, providing us with a strong foundation for future value creation.

Strong customer relationships

We are a trusted partner in the global agriculture and food community, having earned the confidence of those who produce as well as those who consume. Our combination of market penetration, strong brand portfolio and robust germplasm allows us to serve as a trusted partner addressing a wide range of farmer needs in all major geographic regions and in many major crops. Our customer service model “walks the acre,” with our agents meeting face-to-face with farmers. In certain cases, these relationships extend over multiple generations. Through our unique direct access model, we continue to foster strong relationships by developing a deeper understanding of each farmer’s business. We are specialists in our products and the customers and regions we serve, and we customize our offerings to the market by understanding and responding to specific opportunities and challenges. Our knowledge of the customer also enhances our ability to effectively introduce new products that meet customer needs. We introduce test concepts to farmers in target markets as early as four years prior to market launches, allowing farmers to provide constant feedback on our new products and validate the efficacy and safety of our products, which also drives demand before the product launch. We also continue to listen and solicit feedback from farmers after the product launch in order to address their needs and continuously improve our offerings. This approach enhances the success of our new product launches. These strong customer relationships afford us the opportunity to more accurately anticipate customer needs and increase our likelihood of maintaining our customers and continuing to serve as their trusted provider.

Holistic solutions for farmers

We deliver a complete end-to-end farm management solution with integrated seed and crop protection offerings consisting of a broad range of products that provide farmers with an integrated approach to crop management. Through the combination of Historical DuPont’s and Historical Dow’s complementary seed and crop protection portfolios, we are now able to serve farmers year-round, offering products covering more than 100 crops that give farmers expanded choice and greater value. In addition, our digital solutions bring clarity about the challenges and risks farmers face at an acre-by-acre level. Due to our broad portfolio of offerings, we enable farmers to fulfill all of their seed and crop protection needs from a single source, which enhances farmer loyalty.

Enhanced seed and crop protection pipelines

We have historically invested and will continue to invest significant funds in research and development. By integrating the Historical DuPont and Historical Dow pipelines, we have created one of the broadest and most innovative pipelines in the agricultural input industry. This integration has also enhanced the strengths of the individual pipelines through knowledge sharing and enabled us to leverage our industry-leading product depth and geographic scale. It has also allowed us to allocate research and development dollars more efficiently and leverage the best information available across platforms, accelerating timing for product launches.

In our seed segment, our leading digital breeding capabilities accelerate identification of native traits for desirable qualities such as maximizing yield as well as drought, disease and insect resistance. In addition, we have other advanced breeding technologies including one of the broadest CRISPR (“Clustered Regularly Interspaced Short Palindromic Repeats”) intellectual property estates in the agriculture industry. In our crop protection segment, our diverse portfolio of leading technology for weed control, insect and nematode management, disease management, nitrogen management and seed applied technology has been developed specifically for discrete regions around the globe. We are focused on expanding our existing robust crop protection pipeline by rapidly launching new products through expanding our proprietary disease control portfolio, and we intend our crop protection segment to commercialize a combined 11 new products over the near-term horizon.

Deep industry expertise

We have a strong management team that combines in-depth industry experience and demonstrated leadership. James C. Collins, Jr., who will be our Chief Executive Officer, is the Chief Operating Officer for the Agriculture Division of DowDuPont and was previously an executive vice president of Historical DuPont responsible for the company’s agriculture segment, including DuPont Crop Protection and Pioneer. Gregory R. Friedman, who will be our Chief Financial Officer, is the Head of Finance for the Agriculture Division and Vice President, DuPont Investor Relations of DowDuPont. Our executive management team has, combined, over 240 years of industry experience. Our leadership team represents leaders from both Historical DuPont and Historical Dow as we retained the top talent during the Merger and separation process. By assigning most of the Merger and integration work to separate focused teams, our business teams have been able to remain focused on driving the business forward and staying connected to customers and their evolving needs. Meanwhile, our team of dedicated scientists collaborates with external partners to advance agriculture systems and serves as a thoughtful, diligent advisor for communities, policymakers, regulatory bodies and institutions.

Our Strategy

We believe agriculture continues to undergo a global transformation, driven by population growth, environmental challenges and societal changes. As demand for food continues to grow, the pressure on farms to increase productivity and output will remain high. We believe this requirement provides the foundation of the long-term opportunity in agriculture.

Our strategy is to combine our proven innovation capability with our unmatched customer access to provide farmers with the right mix of seeds, crop protection and digital solutions to maximize their yields and improve their profitability, while strengthening customer relationships and ensuring an abundant food supply for a growing global population. We plan to leverage the work already done by DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection, while enhancing their existing strategies, operating priorities and business focus through a more streamlined, efficient and focused operating structure. We also continue to believe that by operating as a pure play agriculture business, we can more sharply focus on the needs of farmers and instill a culture that best supports our strategy.

To drive industry-leading value creation, we will continue to pursue the following five priorities:

•	Instill a strong, performance-based, inclusive, customer-centric culture.

•	Drive disciplined capital and resource allocation with a strong focus on return on invested capital.

•	Develop innovative solutions that improve farmer productivity and global food security.

•	Work to attain a best-in-class cost structure.

•	Deliver above-market growth via our robust new product pipeline and best-in-class routes to market.

More broadly, we believe the following key pillars will continue to enable us to create significant value for our customers while delivering strong financial returns to our shareholders.

Develop and launch new offerings that address market needs

We expect to continue leveraging our robust pipeline to introduce new proprietary seed traits and crop protection formulations that anticipate and meet evolving customer needs. We intend to launch 21 new products, balanced between seeds and crop protection, between 2017 and 2021. Our pipeline is stronger than ever due to the combination of our two heritage companies. In addition, we intend to introduce further advanced digital technology that tracks and analyzes a farmer’s agricultural inputs, and provides additional transparency to allow farmers to make better and faster decisions, while increasing efficiency and reducing costs. We consider digital technology to be a key driver of our future success and are continuously building our expertise in the integration of technology with our seed and crop protection business.

Within the seed segment, we expect to introduce corn and soybean insect control traits with new modes of action, next generation technologies in soybeans including disease control, next generation of multiple mode herbicide tolerance traits in corn and soybeans, and next generation high-oleic oil soybeans. We plan to deliver these new offerings through a combination of in-licensing as well as our own innovation. We recently received regulatory approval for Qrome®, which represents an optimized balance of corn insect protection and agronomic performance. We launched Qrome® as well as Powercore®, both of which offer insect protection traits. In 2018, we also launched Enlist™ corn, building on earlier Enlist™ cotton launches. Additionally, in first quarter 2019 we received Chinese regulatory approval for Enlist E3TM soybeans and plan to launch commercial sales later this year. Within the crop protection segment, we expect to introduce new disease management technologies in cereals, row crops and specialty crops, while maintaining a continued focus on natural product sourced solutions. The new PyraxaltTM insecticide, for example, offers protection against piercing insects for key rice crops in Asia. We expect our combined pipeline to deliver novel solutions, with different and new modes of action, bringing groundbreaking and needed innovations to market faster through an enhanced product development process. Through the strength of this pipeline, we also expect to realize growth synergies at the intersection of seed and crop protection, leveraging our combined proprietary portfolio and expanding our seed applied technology across our multiple seed brands.

Utilize our multi-channel and multi-brand capabilities to drive profitable growth

The combination of DuPont Pioneer, Dow AgroSciences and DuPont Crop Protection allows us to strategically align our brands and capabilities across different sales channels and create a comprehensive multi-channel, multi-brand strategy. We intend to leverage the market strengths of each of our heritage companies, including their operations and sales and marketing capabilities, to broaden our geographic reach and market penetration by offering a wider range of complementary offerings. Our seed distribution model will service customers primarily through the legacy Pioneer direct sales channel in key agricultural geographies, including the United States. Through this agency model, we interact directly with farmers at multiple points in the growing season, from prior to planting all the way through harvest. These regular interactions enable us to provide the advice and service farmers need while giving us real-time insights into their future ordering decisions. This approach is supplemented by strong DuPont Crop Protection and Dow AgroSciences retail channels including distributors, agricultural cooperatives and dealers which supply both seed and crop protection products. The indirect channels extend our reach and efficiently increase exposure of our products to other potential buyers, including smaller farmers or farmers in less concentrated areas. We believe this strategy will make our seed more widely available in retail channels, providing for cross platform growth in both our seed and crop protection platforms. This enhanced approach allows us to have a complete go-to-market strategy covering the direct, dealer and retail chains. As a result, we can offer a complete solution for the farmer, with a localized approach. Moving forward under this approach, the Pioneer® brand, one of our premium global seed brands, will continue to be primarily delivered through our unique, direct route-to-market channel. BrevantTM seeds, also a premium global brand, will primarily serve retail channels outside of the United States. In addition to these two premium global seed brands, we will continue to offer quality country- and region-specific seed brands that complete one of the broadest, most diverse seed portfolios in the world.

Continue to develop and maintain close connections with our customers

We work closely with farmers throughout the entire growing season to ensure all their seed and crop protection needs are anticipated and satisfied. We listen to the customer to understand not only what they want today, but more importantly, what they will need tomorrow and well into the future. This collaboration helps inform our seed and crop protection innovation decisions and focus by allowing us to better understand the value drivers for farmers. We are committed to rigorous ongoing sales training, territory planning and management systems that enable our people to match solutions to specific geographic regions to continue to demonstrate our commitment to our customers.

Focus on operational excellence

Creating a strong agriculture company with a best-in-class cost structure requires that we respond to market factors and execute complementary cost reduction programs, including integrating our operations and continuing to drive operating efficiencies, enabling a streamlined, efficient and focused organization and creating a strong culture based on continued productivity. We expect to benefit from significant cost synergies through the Synergy Program adopted by DowDuPont, including through production cost efficiencies, enhancement of the agricultural supply chain, elimination of duplicative agricultural research and development programs, optimization of our global footprint across manufacturing, sales and research and development, the realization of significant procurement synergies and the reduction of corporate and leveraged services costs. Many of the targeted projects for Corteva under the Synergy Program are in progress. These projects include efforts such as footprint consolidation, negotiating sourcing savings, and optimizing integration savings as the agriculture businesses are brought together. Following our separation, we intend to migrate toward a single instance of the SAP enterprise resource planning software, which we believe will enhance our productivity and serve as the springboard to continuous improvement in our cost structure over time.

Beyond the cost synergies, we are taking actions to capitalize on growth synergy opportunities, estimated at $500 million in the aggregate, created by the union of our heritage companies. We are capitalizing on market access by delivering holistic solutions for farmers via the combination of seeds, crop protection and services, including by expanding our offerings in categories and regions where we are currently underpenetrated. We also intend to enhance our portfolio via portfolio combinations, crop protection mixtures and seed treatment enhancements from a larger proprietary portfolio.

Commitment to sustainable and responsible agriculture

We are committed to remaining a leader in responsible agriculture, environmental stewardship, food safety and security. By focusing on integrating sustainability criteria early in the product discovery and development phases, we promote the development of responsible solutions focused on reducing the environmental impact of agriculture over time. For example, our nitrogen management solutions allow nitrogen to be available longer at the plant’s root zone, permitting farmers to use less of the product and reducing runoff, thereby reducing the product’s environmental impact while improving the profitability of farmers. Our seed segment’s digital solutions provide information that enables farmers to operate more efficiently and more sustainably by leveraging actionable operational and agronomic insights.

We also are bringing naturally-sourced products to the market. We recently received approval of the active substance, INATREQTM, for use in the European Union. This innovative product offers a new mode of action to control septoria, a disease that has been reducing wheat yields in many parts of Europe. INATREQTM is produced by fermentation and is derived from natural sources, which we believe will appeal to many farmers in this market.

We intend to introduce environmentally sustainable solutions that not only satisfy our customer’s needs but also contribute to creating a world with a better future. We will continue to work alongside producers to connect the dots across the value chain and deliver targeted products and services designed to enable increased productivity while maintaining our commitment to responsible stewardship, food safety and security. We also intend to integrate sustainability in our everyday procedures.

We have been recognized with six EPA Presidential Green Chemistry Awards. These are prestigious annual awards that recognize chemical technologies that incorporate the principle of green chemistry into chemical design, manufacture and use. Our commitment to sustainable and responsible agriculture and our diverse set of products has positioned us as an industry leader in certain markets, such as Europe, with stringent environmental and food safety regulations.

Our Portfolio

We will operate in two reportable segments: seed and crop protection.

Our Seed Segment

(1)	Overview

Our seed segment currently provides solutions in over 70 countries. The combination of digital technology and DuPont Pioneer’s and Dow AgroSciences’ complementary portfolios allows us to offer farmers solutions in several key crops, including corn, soybean, sunflowers and wheat, and complementary crops such as alfalfa, canola, cotton, rice and sorghum, as well as silage inoculants. Our seed segment also offers digital solutions that provide farmers access to real-time information enabled through technology. In 2018, our seed segment generated, on a pro forma basis, $7.8 billion of net sales and $1.1 billion of Segment Operating EBITDA.

(2)	Products and Brands

Our seed segment’s major brands and technologies, by key product line, are listed below:

Brands and Technologies
Seed Solutions Brands	Pioneer®; Brevant™; DAIRYLAND SEED®; MYCOGEN®; HOEGEMEYER®; NUTECH®; SEED CONSULTANTS®; TERRAL SEED®; AGVENTURE®; ALFOREX®; PHYTOGEN®; PANNAR®; VP MAXX®; RPM®; HPT®; G2®; SUPREME EX®; XL®; POWER PLUS®

Seed Solutions Traits and Technologies	Enlist™ weed control; ENLIST DUO® herbicide; EXZACT™ Precision Technology; HERCULEX® Insect Protection; Pioneer® brand hybrids with Leptra® insect protection technology offering protection against above ground pests; POWERCORE® Insect Trait Technology 1; Pioneer brand Optimum® AcreMax® family of products offering above and below ground insect protection; REFUGE ADVANCED® powered by SMARTSTAX® 1; SMARTSTAX® Insect Trait Technology 1; NEXERA® seed offering increased canola yield potential; Omega-9 Healthier Oils; Pioneer® brand Optimum® AQUAmax® hybrids; Pioneer® brand corn hybrids; Pioneer® brand A-Series soybeans; Pioneer® brand soybeans with the Plenish® high oleic trait; Pioneer® brand sunflower hybrids with the DuPont™ ExpressSun®; Pioneer Protector® products for canola and sunflower; Pioneer MAXIMUS® rapeseed hybrids; PROPOUND™

Other	LumiGEN™ technologies seed treatment portfolio of offerings—LUMIDERM™ and LUMIVIA®; GRANULAR®; ACREVALUE®; ENCIRCA® services

Our premium Pioneer brand sells the highest-quality corn, soybeans, sorghum, sunflower, alfalfa, canola, wheat, rice, pearl millet and mustard seeds. Pioneer brand corn continues to show superiority in germplasm and received numerous honors at the 2017 National Corn Growers Association Yield Contest, including nine national and 191 state awards. Pioneer brand sorghum also continues to show superiority by receiving six national category awards at the 2017 National Sorghum Producers Yield and Management Contest. Moving forward, the Pioneer® brand will remain the company’s global flagship seed brand. DAIRYLAND SEEDS®, HOEGEMEYER®, SEED CONSULTANTS®, NUTECH®, REV®, VP MAXX®, RPM®, HPT®, G2®, SUPREME EX®, XL® and POWER PLUS® will serve the U.S. regional market. MYCOGEN® and REV® will serve the U.S. retail market, with our new premium Brevant™ seed brand serving retail markets outside of the United States.

Our digital solutions include the most comprehensive farm management software solution available in the industry. Our product strategy is to support all agronomy and financial decisions, to connect the farm to advisors and suppliers and to build digital marketplaces. Through our solutions, we aim to create new connections to customers and consumers and to make farming more productive.

In addition, we utilize specialized seed-applied technology to offer farmers the option of purchasing seeds pretreated with a coating of certain of our crop chemicals—alone or in combinations—that enhance the seed’s performance. The cross-category opportunity is one of our many sources of growth in our seed segment.

(3)	Pipeline and Product Development

Biotechnology traits offer solutions to insect, disease and weed challenges, and provide consumer-driven solutions for food grade characteristics, such as Pioneer® brand Plenish® high oleic soybean oil. We believe we have the largest, most robust germplasm pool in the world for key crops such as corn, soybeans and sunflowers, spanning more than ten crops in more than 70 countries.

Gene discovery is accomplished by a dedicated team of in-house experts as well as external partnerships. We strive to identify novel trait combinations that can enable plants to successfully weather the challenges of water and nutrient deficiencies, and cope with unfavorable climate and regional pressures.

Advanced breeding, using CRISPR, allows breeders to focus on specific desired features, such as nutrition or disease resistance. CRISPR technology can be programmed to target specific stretches of genetic code and to edit DNA at precise locations, allowing researchers to modify genes in living cells and organisms and providing for accelerated development of new trait concepts broadly across many crops. This technology can accelerate time to market by more than 50 percent, or three to four years faster than conventional breeding methods. We believe that Corteva is the only company in the agricultural industry that will have access to the foundational CRISPR-Cas9 patent estates of Vilnius University, University of California, University of Vienna and Emanuelle Charpentier as well as the Broad Institute CRISPR-Cas9 patent portfolio. We will also have access to the Company’s existing DuPont Danisco CRISPR and Pioneer Hi-Bred International patents as well as key CRISPR intellectual property from the Company’s collaboration with Caribou Biosciences. As a result, we believe we have one of the broadest CRISPR intellectual property estates in the seed production industry.

Digital breeding capabilities provide targeted solutions in areas such as insect and disease resistance, yield, increased nutritional value, improved food characteristics and drought tolerance. Digital breeding leverages advanced technology to enable more accurate identification of the numerous traits in the digital imprint of the genome of our germplasm that are linked to desired characteristics. This technology allows us to quickly identify and isolate those traits, enhances our breeding capabilities and shortens time to market.

Our seed segment continues to expand with new product launches as well as growth in emerging geographies and markets. We expect that our strong North American presence will be enhanced by Enlist™, Pioneer® brand Qrome® products and Next Generation insect control launches. We expect that the ramp-up of Pioneer® brand Leptra® insect protection technology and increased Powercore™ Ultra penetration, as well as the introduction of Conkesta soybeans, will strengthen our position in Latin America.

Corn

We have an extensive corn portfolio and innovation pipeline with market opportunities around the world. We are pursuing a balanced portfolio of proprietary and licensed trait technologies for corn. Our goal is to develop technology that boosts margins, improves efficacy, renews our portfolio and creates out-license opportunities. We believe that the launch of our proprietary Pioneer® brand Qrome® products and Next Generation insect control will unlock additional potential in our broad corn germplasm base. Both products significantly enhance our ability to compete in the above and below ground insect resistance segment within the U.S. market. We intend to continue to strengthen our global position, especially in Latin America, as we focus on the penetration of Powercore™ Ultra, corn traits focused largely on a Latin American need to provide three different modes of action to deter aggressive pests unique to the region, among other product launches. We have also made notable strides in strengthening our germplasm bank to enable more solutions for Latin America.

Product	Stage of R&D	Target Market	Market Opportunity in Acres (millions)
Key Product Concepts

Powercore®	6	North America, Latin America	50-100

Powercore™ Ultra	6	Latin America	50-100

Qrome® Products	5	North America, Latin America	50-100

Enlist™	5	North America, Latin America	>100

SmartStax® Pro	4	North America	50-100

NextGen Biotech Solutions

Yield and Yield Stability	3	North America	50-100

New MOA Coleopteran Protection III	3	North America	50-100

Multiple Mode Herbicide Tolerance	2	North America, Latin America	>100
New MOA Lepidopteran Protection III	2	North America, Latin America, Asia Pacific, Africa	>100

New MOA Lepidopteran Protection IV	2	North America, Latin America, Asia Pacific, Africa	>100

New MOA Coleopteran Protection IV	1	North America	50-100

Digital Breeding Technologies

Unified™ Corn Silage	5	North America, Europe, Latin America	<50

Next Gen Waxy	3	North America, Latin America	<50

Soybean

We have an extensive soybean portfolio and innovation pipeline focused on North America and Latin America. Our breeding program leadership in soybeans has proven successful in driving value in yield and productivity in North America. We are applying and leveraging those approaches in Latin America as we develop new products and introduce new trait offerings into the market. The soybean pipeline draws on a long, proven history of breeding expertise to offer broad genetics with strong performance, backed by world class research and development to create a rich pipeline of near-, mid- and long-term solutions. For example, our Pioneer® brand A-Series soybean varieties are developed from the most extensive localized soybean breeding and product testing program in the industry, with a focus on customizing varieties for local yield environments. By increasing our molecular marker output by 20 times, we have introduced 110 new A-series varieties in the last two years, offering higher yields than the T-Series varieties these seeds replace.

We have selectively in-licensed and acquired third party genetics to build soy germplasm platforms and have developed or acquired licenses to certain technologies that we deem necessary or useful for the development of biotechnology traits for soybeans, pursuant to which we pay certain royalties. Over the long term, we intend to move toward a more proprietary trait offering for soybeans, while currently leveraging a combination of licensed and proprietary traits. This transition will introduce new product concepts and increase out-licensing opportunities.

We are leveraging the strength of our geographic footprint to expand farmer access to technologies including Pioneer® brand soybeans with Roundup Ready 2 Xtend®, LibertyLink® technologies and BOLT® technology, and our future expanded launches of Enlist E3™ and Conkesta E3™, all providing broad spectrum weed control, as well as Pioneer® brand Plenish® high oleic soybean oil.

Product	Stage of R&D	Target Market	Market Opportunity in Acres (millions)
Key Product Concepts

Roundup Ready 2 Xtend® technology	6	North America	50-100

Intacta RR2 PRO® technology	6	Latin America	50-100

Plenish® High Oleic Soybean	6	North America	<50

Enlist E3™	5	North America, Latin America	>100

Conkesta E3™	4	Latin America	>100

Plenish® High Oleic Soybean with MMHT	2	North America	<50

NextGen Biotech Solutions

Increase Soybean Oil and Improved Meal Value	2	North America, Latin America	>100

Multiple Mode Herbicide Tolerance II	2	North America, Latin America	>100

New MOA Lepidopteran Protection	2	Latin America	>100

Asian Soybean Rust Resistance	1	Latin America	50-100

Digital Breeding Technologies

NextGen High Oleic Soybean Oil	1	North America	50-100

Complimentary Crops

While corn and soybeans each continue to be a core focus, we remain committed to maintaining a broad portfolio of offerings such as cotton, canola, sunflowers, rice, silage inoculants, sorghum and wheat. This expansive portfolio enables us to provide solutions customizable to local and regional preferences, serve the full range of farmer needs throughout the year, cultivate customer intimacy and adapt as farming trends shift in the long-term. We believe that the combined strengths of Historical DuPont and Dow AgroSciences has positioned us well to deliver healthy oils to the consumer, including PROPOUND™, a high protein canola meal for animal production, and NEXERA® seeds that produce Omega 9 sunflower oil, a saturated fat free oil product for food manufacturers.

Product	Stage of R&D	Target Market	Market Opportunity in Acres (millions)
Widestrike® Insect Protection Enlist™ Cotton	6	North America	<50

Herbicide Tolerant Canola with LibertyLink® Trait	5	North America	<50

Optimum® Gly Herbicide Tolerance	4	North America, Asia Pacific	<50

PROPOUND™ Advanced Canola Meal	4	North America, Europe, Asia Pacific	<50

Omega 9 Reduced Saturate Sunflower	4	North America, Europe, Latin America	<50

(4)	Raw Materials and Supply Chain

Our raw materials and supplies include corn and soybean seeds. To produce our high-quality seeds, we contract with third party growers globally who are leaders in the industry. We focus on production close to the customer to ensure the seed product is developed specifically for that region and its weed, insect and disease challenges, weather, soil and other conditions. We condition and package the seeds using our own plants. By striking a balance between owning production facility assets directly and contracting with third party growers, we believe we are best able to maintain flexibility to react to demand changes unique to each geography while minimizing costs. We seek to partner with strategic seed growers and share our digital agronomy and product management knowledge with them. Our growers are an important part of our supply chain. We provide them with rigorous training, planning tools and access to a system that tests and advances products matched to specific geographic needs.

Our research and development and supply chain groups work seamlessly to select and maintain product characteristics that enhance the quality of our seed products. With our large sets of digitized data and our seed field management solution, we can manage our field operations efficiently and draw insights from our data quickly and effectively. This allows our supply chain to react quickly to changing customer needs and provides research and development with tremendous amounts of data to analyze and incorporate into resource allocation decisions. We are continuing to invest in and build capabilities that drive value via data digitization and analytics that enable us to create an even more responsive and efficient answer to customer needs.

The seed production footprint will be a balance between owned production facilities and third party contracts to maintain flexibility to react to demand changes unique to each geography while minimizing costs.

Our Crop Protection Segment

(1)	Overview

We are a global leader in developing and supplying crop protection products and services for more than 100 crops using more than 65 active ingredients in more than 140 countries. We offer a diverse range of crop protection products that service field crops such as wheat, corn, soybean, sunflower, canola/oilseed rape and rice as well as specialty crops such as fruit, nut, vine, sugarcane, coffee and vegetables. In 2018, our crop protection segment generated, on a pro forma basis, $6.3 billion of net sales and $0.9 billion of Segment Operating EBITDA.

Our diverse portfolio of leading technology for weed control, insect and nematode management, disease management, nitrogen management and seed applied technology has been developed specifically for discrete regions around the globe. We offer crop protection solutions that provide farmers the tools they need to improve productivity and profitability, and help keep fields free of weeds, insects and diseases. Our crop protection portfolio includes differentiated and high-value products driven by our innovation capability, and we drive competitive cost advantage through our focus on operational excellence.

(2)	Products and Brands

Our crop protection segment’s major brands and technologies, by key product line, include:

•	Insect and Nematode Management: CLOSER®; DELEGATE®; INTREPID®; ISOCLAST®; LANNATE®; EXALT™; PEXALON™; TRANSFORM®; VYDATE®; OPTIMUM®; RADIANT™; SENTRICON®; ENTRUST® SC; GF-120®; TRACER™

•	Disease Management: APPROACH® PRIMA; VESSARYA™; APPROACH POWER™; TALENDO™; TALIUS™; EQUATION PRO™; EQUATION CONTACT™; ZORVEC®; DITHANE®; INATREQ™; CURZATE®; TANOS®; FONTELIS®; ACANTO™; GALILEO™

•

Weed Control: ARIGO™; ARYLEX®; ENLIST DUO®; BROADWAY™; RINSKOR®; ZYPAR™; MUSTANG™; GALLANT™; VERDICT™; LANCET™; KERB®; PIXXARO™; QUELEX®; GALLERY®; CENT-7™; SNAPSHOT®; TRELLIS®; CITADEL™; CLIPPER™; GRANITE™; RAINBOW™; PINDAR® GT; VIPER™; WIDEATTACK™; BELKAR™; WIDEMATCH®; PERFECTMATCH®; CLINCHER®; DURANGO®; FENCER™; GARLON®; SONIC®; TEXARO™; KEYSTONE®; PACTO™; LIGATE; DIMENSION®; TOPSHOT™; RICER™; LOYANT®; CLASSIC®; REALM® Q; TRIVENCE®; LONTREL®; GRAZON®; PANZER™; PRIMUS™; RESICORE®; SPIDER™; STARANE®; SURESTART™; TORDON™

•	Nitrogen Management: INSTINCT®, N-SERVE® Nitrogen Stabilizer and N-LOCK™

(3)	Pipeline and Product Development

Our rich and diverse pipeline includes novel chemistry, new modes of action and biological and natural products. We expect our robust pipeline will shift our crop protection solutions portfolio to be more differentiated, proprietary and cost advantaged. New crop protection products from our pipeline contributed 8% sales growth in the second half of 2018.

Product	Stage of R&D	Target Market
Weed Control

RINKSOR™ New MOA Broad Spectrum Weed Control	6	Rice, Corn, Oil Seed, Fruits and Vegetables, Range and Pasture

Enlist™	5	Corn, Oil Seed

New Class of Broad Leaf Weed Control	1

Three New Classes of Weed Control Leads	0

Insect and Nematode Control

LUMIVIA® Seed Treatment	6	Rice, Corn, Oil Seed

Lumiposa™ Seed Treatment	6	Corn, Oil Seed

Pyraxalt™, New Class of Insect Control for Piercing Pests	6	Rice

Reklemel™, New MOA Nematicide	4	Oil Seed, Fruits and Vegetables

Two New Insects or Nematode Control Loads	0

New Class of Insect Control	0

New Mode of Action for Insect Control	0

Two New Classes of Insect Control for Piercing Pests	0

Weed Control

Our weed control portfolio has novel offerings that address weed control needs in row crops, cereals, rice, plantations and specialty crops, as well as in pastures and land management. New innovations include a rice protection offering, RINKSOR® active herbicide, which expands our leadership position in the global rice market with high efficacy and a favorable environmental profile, and ARYLEX® active herbicide, which offers farmers powerful control over a wide spectrum of broadleaf weeds at low use rates, giving it a favorable environmental profile. The full Enlist™ weed control system is a cross platform solution of both seed and crop protection, demonstrating the unique strength and distinct competitive advantage of a complete trait and chemistry offering. Our proprietary Colex-D® technology has been validated in-field with proven reductions in both drift and volatility. These proof points further support the value we expect this complete system to deliver for farmers dealing with complex resistance issues.

Insect and Nematode Management

Crop protection solves insect problems with preventive measures as well as fast acting responses to deter and eliminate chewing insects, parasitic nematodes and other pests above and below the ground. We are a leader in natural products with offerings such as Spinosad and Spinetoram, which have been recognized with U.S. EPA Presidential Green Chemistry Challenge Awards. Our insect management portfolio includes ISOCLAST® insect management, which was launched in 32 countries in 2016 and an additional 16 countries in 2017. ISOCLAST® is the next generation of insect management technology and an important tool for insect resistance management. Our portfolio also includes Spinetoram, a broad spectrum low use rate insect management tool, which shows high efficacy against target insects with a margin of safety towards beneficial insects. Additionally, we recently launched PyraxaltTM insect management, which is specially developed to protect rice crops in Asia with novel activity for control of hopper insects. PyraxaltTM insect management is expected to set a new standard for high potency and low use-rate, with a favorable environmental profile.

Disease Management

Our disease management portfolio includes our INATREQ™ brand, a naturally-sourced product with a favorable environmental profile, which recently received approval for use in Europe. During extensive field trials, INATREQTM has consistently delivered outstanding performance and we believe it will be an innovative and effective tool in helping farmers who face increased disease resistance challenges. Our ZORVEC® fungicide delivers consistent and longer control of diseases for growers of potatoes, grapes and vegetables. Another fungicide that we recently launched in Brazil, VESSARYA™, combines two leading fungicides to provide excellent efficacy against Asian Soybean Rust, a devastating plant disease. Testing has shown that VESSARYA™ provides superior performing control of Asian Soybean Rust, with a higher average yield compared to competitive treatments.

Seed Applied Technologies

Seed applied technologies are cross-segment solutions that assist farmers in providing their crops with healthy starts, maximizing the genetic potential of their seeds, and enable early season growth for greater yield potential at harvest for corn, soybeans, canola and rice. Seed applied technologies include fungicides, insecticides, nematicides and other enhancers that promote plant vigor. The value we expect to capture in this area is an important component of our overall growth synergy potential, as we have an opportunity to formulate products that draw on the offerings of both Historical DuPont and Historical Dow crop protection and distribute them through our multi-channel, multi-brand approach. Capturing this value will be a meaningful proof-point of the competitive advantage of our comprehensive product portfolio. Our seed applied technologies include brands such as Dermacor®, LUMIDERM™, Lumiposa™, LUMIVIA® and Lumisena™. Dermacor® rice seed treatment is highly effective in controlling stemborers and rice water weevil, the most widespread and economically damaging rice crop insect. Lumiderm™ insect management seed treatment is the first treatment for canola growers that provides excellent control for cutworms and improved consistency in protection against flea beetles. Lumiposa™ selectively controls pests that feed on plant tissue and has a favorable environmental profile. LUMIVIA® insect management seed treatment helps corn growers protect their seed investment with broad-spectrum protection against key insect pests during vulnerable early season development. Lumisena™ fungicide seed treatment provides a solution for losses due to Phytophthora in soybeans and downy mildew in sunflower.

(4)	Raw Materials and Supply Chain

Our raw materials and supplies include benzene derivatives, other aromatics and carbamic acid related intermediates, insect control products, natural gas and seed treatments. Typically, we purchase major raw materials through long-term contracts with multiple suppliers, which sometimes require minimum purchase commitments. Certain important raw materials are supplied by a few major suppliers. We expect the markets for our raw materials to remain balanced, though pricing may be volatile given the current state of the global economy. We rely on contract manufacturers, both domestically and internationally, to produce certain inputs or key components for our product formulations. These inputs are typically sourced close to where we ultimately formulate and sell our products. We strive to maintain multiple high-quality supply sources for each input.

Corteva’s supply chain strategy will involve managing global supplies of active and intermediate ingredients sourced regionally with global best practices and oversight. Our supply strategy includes a robust and flexible global footprint to meet future portfolio growth. Our supply chain also provides competitive advantages including reducing time to meet customer requirements in regions while minimizing costs through the value chain.

Multi-Channel, Multi-Brand Distribution

In 2018, we began to roll out our multi-channel, multi-brand strategy. We believe our multi-channel, multi-brand strategy will differentiate us from our competition and drive growth by presenting us with a route to market in which we are uniquely positioned to win business. Our strengths and unique direct-engagement approach enable us to deliver solutions farmers can trust through whatever channel they prefer, including agency, dealer or direct, retail or co-operative, or licensing channels.

We intend to leverage the market strengths of each of our heritage companies, including their operations and sales and marketing capabilities, to broaden our geographic reach and market penetration by offering a wider range of complementary offerings. Our seed distribution model will service customers primarily through the legacy Pioneer direct sales channel in key agricultural geographies, including the United States. Through this model, we interact directly with farmers at multiple points in the growing season, from prior to planting all the way through harvest. These regular interactions enable us to provide the advice and service farmers need while giving us real-time insights into their future ordering decisions. This approach is supplemented by the strong DuPont Crop Protection and Dow AgroSciences retail channels including distributors, agricultural cooperatives and farmer dealers which supply both seed and crop protection products. The indirect channels extend our reach and efficiently increase exposure of our products to other potential buyers, including smaller farmers or farmers in less concentrated areas. We believe this strategy will make our seed more widely available in retail channels, providing for cross platform growth in both our seed and crop protection platforms. This enhanced approach allows us to have a complete go-to-market strategy covering the direct, dealer and retail chains. As a result, we can offer a complete solution for the farmer, with a localized approach.

Moving forward under this approach, the Pioneer® brand, one of our premium global seed brands, will continue to be primarily delivered through our unique, direct route-to-market channel. Brevant™ seeds, also a premium global brand, will primarily serve retail channels outside of the United States. In addition to these two premium global seed brands, we will continue to offer quality country- and region-specific seed brands that complete one of the broadest, most diverse seed portfolios in the world.

Seasonality

Our sales are generally strongest in the first half of the calendar year, which aligns with the planting and growing season in the northern hemisphere. We typically generate about 65 percent of our sales in the first half of the calendar year, driven by northern hemisphere seed and crop protection sales. We generate about 35 percent of our sales in the second half of the calendar year, led by seed sales in the southern hemisphere. The seasonality in sales impacts both our seed and crop protection segments. Our direct distribution channel, where products are shipped to farmers, is more affected by planting delays than our competitors. Generally speaking, unfavorable weather slows the planting season and can affect our quarterly results and sales mix. Severe unfavorable weather, however, can impact overall sales. Accounts receivable tends to be higher during the first half of the year, consistent with the peak sales period in the northern hemisphere, with cash collection focused in the fourth quarter.

Facilities

We operate out of our headquarters in Wilmington, Delaware. We also maintain one global business center in Johnston, Iowa, for our seed business and another in Indianapolis, Indiana, for our crop protection business. Our manufacturing, processing, marketing and research and development facilities, as well as regional purchasing offices and distribution centers, are located throughout the world. Following the separation, we expect to operate 157 manufacturing sites in approximately 30 countries in the following geographic regions:

	Seed	Crop Protection	Total
Asia Pacific	13	10	23
EMEA	24	6	30
Latin America	23	7	30
U.S. & Canada	68	6	74

Total	128	29	157

Our properties will include facilities which, in the opinion of management, are expected to be suitable and adequate for their use and will have sufficient capacity for our current needs and expected near-term growth. All our plants are owned or leased, subject to certain easements of other persons which, in the opinion of management, do not substantially interfere with the continued use of such properties or materially affect their value. No title examination of the properties has been made for the purpose of this information statement.

Intellectual Property

We consider our intellectual property estate, which includes patents, trade secrets, trademarks and copyrights, in the aggregate, to constitute a valuable asset of Corteva and we actively seek to secure intellectual property rights as part of an overall strategy to protect our investment in innovations and maximize the results of our research and development program. While we believe that our intellectual property estate, taken as a whole, provides a competitive advantage in many of our businesses, no single patent, trademark, license or group of related patents or licenses is in itself essential to us as a whole or to any of our segments.

Based on our patent estate at December 31, 2018, after our separation and distribution we expect to hold more than 7,000 active patents for our Seed platform and more than 5,000 active patents for our Crop Protection platform. The protection afforded by these patents varies based on country and scope of individual patent coverage, as well as the availability of legal remedies in each country.

We also own or have licensed a substantial number of tradenames, trademarks and trademark registrations in the United States and other countries, including over 13,000 registrations and pending trademark applications in a number of jurisdictions.

In addition, we hold multiple long-term biotechnology trait licenses from third parties as a normal course of business. Most corn hybrids and soybean varieties sold to customers contain biotechnology traits licensed from third parties under these long-term licenses. In 2018, our royalty costs totaled approximately $750 million, primarily related to in-licensed traits.

To facilitate our separation and distribution, and allow our, Dow’s and New DuPont’s operations to continue with minimal interruption, we expect to enter a series of intellectual property license agreements. For more information, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution.”

Employees

As of December 31, 2018, we have approximately 21,900 employees, approximately 16.5 percent of whom are represented by unions. We hire, train, and retain some of the leading scientists and engineers in the agriculture and biotechnology space. It is our mission to provide our employees with challenging and rewarding careers. Management believes its relations with its employees to be good.

Competitive Landscape

We compete with producers of seed germplasm and crop protection products on a global basis. The global market for products within the industry is highly competitive and we believe competition will intensify with industry consolidation. We compete based on germplasm and trait leadership, price, quality and cost competitiveness and the offering of a holistic solution. Our competitors include brand names, companies trading in generic crop protection chemicals and regional seed companies.

Regulatory Considerations

Corteva Seed and Crop Protection Science

Our seed and crop protection products and operations are subject to certain approval procedures, manufacturing requirements and environmental protection laws and regulations in the jurisdictions in which we operate. We evaluate and test products throughout the research and development phases, and each new technology undergoes further rigorous scientific studies and tests to ensure that the product can be used effectively and that use of the technology is safe for humans and animals and does not cause undue harm to the environment.

The regulatory approval processes and procedures globally have grown increasingly more complex, which has resulted in additional tests, time investment and higher development and maintenance costs. We continue to invest on an ongoing basis to keep dossiers current, respond to regulators and meet regulatory standards required by global regulatory frameworks.

Regulation of Genetically Modified Organisms (“GMOs”)

Genetically modified seed products are subject to regulatory approval processes and procedures. For example, in the United States, the Coordinated Framework for Regulation of Biotechnology governs genetically modified organisms, using existing U.S. legislation and legal authorities on food, feed and environmental safety. Plant GMOs are regulated by the U.S. Department of Agriculture’s (the “USDA”) Animal and Plant Health Inspection Service (the “APHIS”) under the Plant Protection Act. The APHIS assesses the trait to ensure that the trait will not pose a plant pest and is not a noxious weed. GMOs in food are regulated by the Food and Drug Administration (the “FDA”) under the Federal Food, Drug, and Cosmetic Act (the “FFDCA”). The FDA ensures that the food is safe for food and feed. Pesticides and microorganisms containing GMOs are regulated by the Environmental Protection Agency (the “EPA”) pursuant to the Federal Insecticide, Fungicide and Rodenticide Act (the “FIFRA”) and the Toxic Substances Control Act. The EPA assesses the trait or the stack containing the traits to ensure that there is no unreasonable adverse effect to the environment.

Other countries also have rigorous approval processes, procedures, and scientific testing requirements for the cultivation or import of genetically modified seed products. In the United States and other countries that have functioning regulatory systems, a rigorous scientific review is conducted by these agencies to demonstrate that genetically modified products are as safe as traditionally bred, non-biotech/GMO counterparts for food, feed and the environment.

Regulation of Crop Protection Products

Globally, manufacturers of crop protection products, including herbicides, fungicides and insecticides are required to submit an application/dossier and obtain government regulatory approval prior to selling products in a particular country. In the United States, the EPA is responsible for registering and overseeing the approval and marketing of pesticides, pursuant to the FIFRA, the FFDCA and the Food Quality Protection Act. Also, the USDA and the FDA monitor levels of pesticide residue that is allowed on or in crops. Already registered pesticides are required to be re-registered every 15 years to ensure that those products continue to meet the rigorous safety standards set by the regulators. The EPA reevaluates pesticide tolerances every 10 years, taking into account ecological and human health risks, in addition to cumulative risks as a result of multiple routes of and sources of exposure.

Other jurisdictions also have rigorous approval processes, procedures and scientific testing requirements for the approval of crop protection products. We continue to follow legislative and regulatory developments related to pollution and other environmental health and safety matters. Our European operations are subject to the European chemical regulation REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals”) and the CLP (“Classification, Labeling, and Packaging of Substances and Mixtures”).

Environmental and Other Legal Proceedings

Allocation of Contingencies Under the Separation Agreement

Under the separation agreement, certain environmental and legal liabilities will be allocated among New DuPont, Dow and Corteva. Those liabilities primarily related to our business and operations will generally be retained or assumed by us, unless otherwise specifically allocated to Dow or New DuPont.

With respect to environmental and legal liabilities from discontinued and/or divested operations and businesses, those of Historical Dow will be retained or assumed by Dow and those of Historical DuPont will be retained or assumed by Corteva or New DuPont according to the terms of the separation agreement. Specifically, those liabilities of Historical DuPont clearly related to Corteva’s or New DuPont’s businesses and operations will be allocated to Corteva and New DuPont, respectively. Based upon Historical DuPont’s accrued environmental liabilities at December 31, 2018, we expect approximately $20 million to be allocated to Corteva and approximately $51 million to be allocated to New DuPont. While the ultimate amount of these accrued liabilities may increase over time, we estimate the upper end of the range of loss associated with such liabilities to be approximately $63 million for Corteva and approximately $220 million for New DuPont.

Liabilities from discontinued and/or divested operations and businesses of Historical DuPont that are not clearly related to Corteva’s or New DuPont’s businesses and operations (a “stray liability”), and are known at the time the separation agreement is executed, will be assumed by Corteva or New DuPont, as we may agree, up to a specified amount to be determined. If a known stray liability assumed by Corteva or New DuPont is ultimately valued at an amount that is greater than the amount that has been specified for such stray liability, Corteva or New DuPont, as applicable, will bear such additional amount attributable to that stray liability up to separate aggregate thresholds of approximately $200 million. Any stray liabilities that are unknown at the time the separation agreement is executed will also be applied to these $200 million thresholds. If either Corteva’s or New DuPont’s $200 million threshold is met prior to the other’s being met, any additional stray liabilities will be applied to the other’s remaining threshold. In the event such liabilities exceed $200 million in the aggregate for each of us and New DuPont, we will retain or assume 29%, and New DuPont will retain or assume 71%, of such excess (subject to a $1 million de minimis threshold). Stray liabilities of Historical DuPont are likely to be incurred by Corteva in excess of its to-be-determined amounts and aggregate threshold, which excess would be subject to the indemnification provisions described above.

Of Historical DuPont’s accrued environmental liabilities at December 31, 2018, we expect all of the approximately $310 million of stray liabilities to be allocated to Corteva, and estimate the upper end of the range of loss associated with such liabilities to be approximately $848 million. Of these accrued stray liabilities at December 31, 2018, Historical DuPont is indemnified by Chemours and we expect Corteva will be indemnified by Chemours for approximately $193 million, and estimate the upper end of the range of loss covered by such indemnification to be approximately $503 million.

For more information, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Separation Agreement.”

These liability allocations will be implemented through transfer or substitution, if possible, or indemnity.

We believe that it is remote that the following matters will have a material impact on our financial position, liquidity, or result of operations.

La Porte Plant, La Porte, Texas—EPA Multimedia Inspection

The EPA conducted a multimedia inspection at the La Porte facility in January 2008. Historical DuPont, the EPA and the Department of Justice (“DOJ”) began discussions in Fall 2011 relating to the management of certain materials in the facility’s waste water treatment system, hazardous waste management, flare and air emissions. These discussions continue.

Sabine Plant, Orange, Texas—EPA Multimedia Inspection

In June 2012, Historical DuPont began discussions with the EPA and the DOJ related to a multimedia inspection that the EPA conducted at the Sabine facility in March 2009 and December 2015. The discussions involve the management of materials in the facility’s waste water treatment system, hazardous waste management, flare and air emissions, including leak detection and repair. These discussions continue.

Environmental Operating Costs and Remediation Costs

As a result of our operations, including past operations and those related to divested businesses and discontinued operations, we incur environmental operating costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring and obtaining permits. We also incur environmental operating costs related to environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials. In addition, we maintain and periodically review and adjust our accruals for probable environmental remediation and restoration costs.

We expect to continue to incur environmental operating costs since we will operate global manufacturing, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations. These rules are subject to change by the implementing governmental agency, which we monitor closely. Our policy will require that our operations fully meet or exceed legal and regulatory requirements. In addition, we expect to continue certain voluntary programs, and could consider additional voluntary actions, to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water use and discharges, increase the efficiency of energy use and reduce the generation of persistent, bioaccumulative and toxic materials. Costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and we expect these costs will continue to be significant for the foreseeable future. However, we do not expect these costs to have a material impact on our financial position, liquidity or results of operations in the foreseeable future, although over the longer term such expenditures are subject to considerable uncertainty and could fluctuate significantly.

We accrue for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. As remediation activities vary substantially in duration and cost from site to site, it is difficult to develop precise estimates of future site remediation costs. We expect to base such estimates on several factors, including the complexity of the geology, the nature and extent of contamination, the type of remedy, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites and the number of, and financial viability, of other PRPs.

Litigation

From time to time we are subject to various legal proceedings arising out of the normal course of our current and former business operations. Such legal proceedings may include intellectual property, commercial, product liability, environmental and antitrust lawsuits. It is not possible to predict the outcome of these various proceedings. Although considerable uncertainty exists, our management does not anticipate that the ultimate disposition of these matters will have a material adverse effect on our results of operations, consolidated financial position or liquidity. However, the ultimate liabilities could be material to our results of operations in the period recognized.

MANAGEMENT

Executive Officers Following the Distribution

The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions, after the distribution. While some of these individuals currently serve as executive officers of DowDuPont, after the distribution none of our executive officers will be employees of New DuPont.

Name and Age	Expected Position with Corteva	Current Positions	Other Business Experience
James C. Collins, Jr., 56	Chief Executive Officer, Board Member	Chief Operating Officer, Agriculture Division of DowDuPont	Mr. Collins’ business experience is included in the director biographies below.

Gregory R. Friedman, 51	Executive Vice President, Chief Financial Officer	Head of Finance, Agriculture Division of DowDuPont	Mr. Friedman served as vice president, investor relations for EID from September 2014 until his current appointment in September 2018. Prior to this, he served as general auditor and chief ethics & compliance leader for EID from 2013 to 2014 and as chief financial officer of DuPont Pioneer from 2011 to 2013. Previously, he served as assistant treasurer for EID from 2010 to 2011 with responsibility for financial risk management, cash operations and leasing. From 2002 to 2010, he served in various business and finance leadership roles after joining EID in 2001 as chief financial officer of Polar Vision, Inc., a newly acquired electronics joint venture in Torrance, California. He currently serves on the board of the United Way of Southern Chester County.

Cornel B. Fuerer, 53	Senior Vice President, General Counsel, Secretary	Head of Legal, Agriculture Division of DowDuPont	Mr. Fuerer served as associate general counsel supporting the Agriculture Division of DowDuPont after the Merger. In 2013 he served as EID associate general counsel with responsibility for the legal affairs of EID’s agriculture business and from 2012 to 2013 he served as the corporate secretary of EID. From 2007 to 2012, Mr. Fuerer served as the vice president, general counsel and company secretary of Solae, a food ingredients joint venture between EID and Bunge. After joining EID in 1995 as an attorney in Geneva, Switzerland, he served in various legal roles around the world.

Name and Age	Expected Position with Corteva	Current Positions	Other Business Experience

Rajan Gajaria, 51	Executive Vice President, Business Platforms	Head of Business Platforms, Agriculture Division of DowDuPont	Mr. Gajaria served as vice president, global crop protection business platform, after the Merger. In 2015, he was named vice president, Latin America and North America, for Dow AgroSciences. He was selected to lead Dow AgroSciences’ Latin America and Asia Pacific geographies in 2012 after being named marketing director for the company’s U.S. business in 2009. Mr. Gajaria advanced through leadership roles at Dow AgroSciences in corporate strategy, marketing, and e-business before serving as global supply chain director. He joined Dow AgroSciences’ Indian joint venture partner in Mumbai in 1993, where he served in sales and marketing roles as well as in human resources before moving to the company’s global headquarters in Indianapolis, Indiana. Mr. Gajaria is on the boards of the Indianapolis Chamber of Commerce and the Central Indiana Corporate Partnership. He also serves as a member of the board of BioCrossroads, which works to advance the life sciences community.

Timothy P. Glenn, 52	Executive Vice President, Chief Commercial Officer	Head of Commercial, Agriculture Division of DowDuPont	Mr. Glenn served as vice president, global seed business platform, after the Merger. Prior to this, he served as president, DuPont Crop Protection from 2015 until the Merger, and from 2014 to 2015 served as vice president, integrated operations and commercial effectiveness for DuPont Pioneer. He previously held other leadership positions at DuPont Pioneer, including regional business director, Latin America and Canada, after rejoining DuPont Pioneer in 2006 as director, North American marketing. In 1997, he joined Dow AgroSciences as corn product manager, Mycogen Seeds, and served in key sales and business leadership roles in the crop protection and seeds businesses of Dow AgroSciences. He first joined DuPont Pioneer in 1991, and held a variety of marketing roles working in seed markets around the world.

Name and Age	Expected Position with Corteva	Current Positions	Other Business Experience

Meghan Cassidy, 43	Senior Vice President, Chief Human Resources Officer	Head of Human Resources, Agriculture Division of DowDuPont	Ms. Cassidy joined EID in 2015 as director, global talent management and leadership development. From 2011 to 2015, she served as chief human resources officer for Sunoco Logistics after joining Sunoco in 2010 as director, corporate human resources. Ms. Cassidy’s early career was spent at ARAMARK, where she held progressive human resources roles before serving as vice president, executive development and corporate human resources.

Neal Gutterson, Ph.D., 63	Senior Vice President, Chief Technology Officer	Head of Research and Development, Agriculture Division of DowDuPont	Dr. Gutterson was named vice president, research and development of DuPont Pioneer in 2016 after joining DuPont Pioneer as vice president, Ag Biotec, in 2014. Previously, he served as president, chief executive officer and board member at Mendel Biotechnology from 2007 to 2014.

Board of Directors Following the Distribution

The following sets forth information with respect to those persons who are expected to serve on our board of directors following the distribution. We may name and present additional nominees for election prior to the distribution. While some of these individuals currently serve as employees or directors of DowDuPont, after the distribution only Edward D. Breen will be an employee and director of New DuPont.

Gregory Page, 67, is expected to serve as non-executive chairman of Corteva. Mr. Page served as the executive director of Cargill, Incorporated from September 2015 to August 2016. He served as executive chairman from December 2013 to September 2015, and as chief executive officer from June 2007 to December 2013. He was elected chairman of the board in September 2007 and was elected to the Cargill board of directors in August 2000. He joined the company in 1974 as a trainee assigned to the Feed Division and over the years held a number of positions in the United States and Singapore, including working with the start-up of a poultry processing operation in Thailand, the beef and pork processing operations of Cargill’s Excel subsidiary in Wichita, Kansas, and the Financial Markets Group in Minneapolis. Mr. Page serves as a member of the board of directors of Eaton Corporation, Deere & Company, 3M, Big Brothers Big Sisters of America, Northern Star Council of the Boy Scouts of America and the American Refugee Committee.

Lamberto Andreotti, 68, is the former chairman of the board and chief executive officer of Bristol-Myers Squibb, a global, innovative healthcare company. He served as chairman at Bristol-Myers Squibb from May 2015 to May 2017 and chief executive officer from May 2010 to May 2015. Mr. Andreotti previously served as its president and chief operating officer responsible for all of Bristol-Myers Squibb’s pharmaceutical operations worldwide. He joined Bristol-Myers Squibb’s board of directors in 2009, and led a broad range of businesses and regions after joining the company in 1998. Mr. Andreotti serves as a member of the board of directors of UniCredit S.p.A. and serves as a senior advisor to Essex Woodlands. He served as a director of EID from 2012 until the effective date of the Merger when he became a director of DowDuPont.

Edward D. Breen, 63, is the chief executive officer of DowDuPont. Mr. Breen is expected to be the executive chairman of New DuPont. Prior to his current role, Mr. Breen was the chairman of the EID board and chief executive officer of EID. He was named interim chairman of the EID board and chief executive officer on October 16, 2015, and assumed those roles permanently on November 9, 2015. He served as chairman, from July 2002 to March 2016, and chief executive officer, from July 2002 to September 2012, of Tyco International, plc, a leading global provider of security products and services, fire detection and suppression products and services and life safety products. Prior to joining Tyco, Mr. Breen held senior management positions at Motorola, including as president and chief operating officer, and General Instrument Corporation, including as chairman, president and chief executive officer. Mr. Breen is a director of Comcast Corporation and a member of the advisory board of New Mountain Capital LLC, a private equity firm. Mr. Breen served as a director of EID from February 2015 until the effective date of the Merger when he became a director of DowDuPont.

Robert A. Brown, 67, has served as president of Boston University since September 2005. Dr. Brown previously was provost and professor of chemical engineering at the Massachusetts Institute of Technology from July 1998 through July 2005. Dr. Brown is a member of the National Academy of Sciences, the American Academy of Arts and Sciences, the National Academy of Engineering and a former member of the President’s Council of Advisors on Science and Technology. He is a member of the board of directors of the Association of American Universities and is a member of the Council on Competitiveness. Dr. Brown is chairman of the Academic Research Council of the Ministry of Education of the Republic of Singapore and also serves on the Research Innovation and Enterprise Council chaired by the Prime Minister of Singapore. Dr. Brown served as a director of EID from 2007 until the effective date of the Merger when he became a director of DowDuPont.

James C. Collins, Jr. 56, is expected to be the chief executive officer of Corteva. In January 2016, he assumed responsibility for the Agriculture Division of DowDuPont. In December 2014, he was named executive vice president of EID and had responsibility for the electronics & communications, industrial biosciences, performance materials segments as well as regional management for Europe, Middle East, Africa and Canada and corporate communications. In September 2013, he assumed additional business and functional responsibilities as senior vice president. In January 2011, he was appointed vice president for acquisition & integration of Danisco, and was named president of DuPont Industrial Biosciences in May of that year. From 2004 to 2010, he was responsible for DuPont Crop Protection as vice president and general manager and then president. In 1993, he joined the agriculture sales & marketing group where he served in a variety of roles across the globe supporting EID’s seed and crop protection businesses. He held positions in engineering, supervision and plant management at a variety of manufacturing sites after joining EID in 1984 as an engineer. He currently serves on the board of directors for CropLife International and the U.S. China Business Council. He also serves on the University of Tennessee Loan Oaks Farm Advisory Council and the board of trustees of the Hagley Museum and Library.

Klaus Engel, Ph.D., 62, is the former chief executive officer of Evonik Industries AG, a specialty chemical manufacturer, from 2009 to 2017, and previously was chief executive officer of Degussa AG, a predecessor to Evonik, from 2006 to 2009. Prior to that, Dr. Engel was chief executive officer of Brenntag AG/ Mülheim, a global chemical distribution company, since 2001. Earlier in his career, he held various senior positions in R&D, production, marketing and strategy planning at Chemische Werke Hüls/Marl, VEBA AG, Düsseldorf and Stinnes AG and Mülheim an der Ruhr. Dr. Engel has been a member of the supervisory board of National-Bank, Essen since 2011 and joined the advisory board of Ruhr-University, Bochum, Germany in 2018. He is honorary professor at University of Duisburg/Essen and member of the board of trustees of Bonner Akademie für angewandte Politik at University of Bonn.

Michael O. Johanns, 68, served as a Senator from Nebraska from 2009 until 2015. In the 111th-113th Congresses, his committee assignments included Agriculture, Appropriations, Banking, Commerce, Veterans Affairs, Indian Affairs, and Environment & Public Works. He was United States Secretary of Agriculture from 2005 until 2007 and was twice elected Governor of Nebraska, 1999-2005. In 2002 he chaired the Midwestern Governors Association. Mr. Johanns serves on the board of directors of Deere & Company, OSI Group,

Burlington Capital/ATAX and is chairman of agriculture for alliantgroup. In February 2016, his Presidential nomination as a new board member of the Millennium Challenge Corporation, a bilateral United States foreign aid agency, was confirmed by the United States Senate.

Lois D. Juliber, 70, served as vice chairman, from October 2004 to March 2005, of Colgate-Palmolive Company, the principal business of which is the production and marketing of consumer products. Ms. Juliber was chief operating officer of Colgate-Palmolive from 2000 to 2004. She formerly served as executive vice president-developed markets, president, Colgate-Palmolive North America and chief technology officer of Colgate-Palmolive. Ms. Juliber has been director of Mondelez International, formerly Kraft Foods Inc., since 2007. She was previously chairperson of the MasterCard Foundation from 2006 to 2015 and also serves as a Trustee Emeritae of Wellesley College, a member of the President’s Council at Olin College and a member of the President’s Council at Wellesley College. Ms. Juliber served as a director of EID from 1995 until the effective date of the Merger when she became a director of DowDuPont.

Rebecca B. Liebert, 51, is senior vice president, automotive coatings at PPG Industries, a publicly traded global manufacturer of paints, coatings and specialty materials. She joined PPG in 2018, following a decade at Honeywell in senior roles including most recently serving as president and chief executive officer of Honeywell UOP, which develops technology for the petroleum refining, gas processing, petrochemical production, and major manufacturing industries. She started her career at Honeywell in the Electronic Materials business and moved to UOP in 2012. Earlier, she spent two years at Alcoa as president of Reynolds Food Packaging and started her career at Nova Chemicals.

Lee M. Thomas, 74, served Rayonier Inc., a global forest products company, as chairman from July 2007 to May 2012, and chief executive officer from May 2007 to December 2011. He was also president of Rayonier from March 2007 through August 2010. Previously, Mr. Thomas was president and chief operating officer of Georgia-Pacific Corp. Prior to joining Georgia-Pacific, he was chairman/chief executive officer of Law Companies Environmental Group Inc. and administrator of the U.S. Environmental Protection Agency. Mr. Thomas previously served on the board of the Regal Entertainment Group from 2006 to 2018 and the board of Airgas Inc. from 1998 to 2016. Mr. Thomas served as a director of EID from 2011 until the effective date of the Merger when he became a director of DowDuPont.

Patrick J. Ward, 55, has served as chief financial officer of Cummins Inc., a global power leader that designs, manufactures, distributes and services engines and related technologies, since May 2008. He has held a broad range of financial leadership positions since joining Cummins in 1987, including serving as vice president, engine business controller, and executive director, power generation business controller. Mr. Ward will retire from Cummins Inc. in 2019. Mr. Ward previously served as a director of EID from 2013 until the effective date of the Merger when he became a director of DowDuPont.

Director Independence

It is anticipated that all of our board of directors, except Mr. Breen, who is the chief executive officer of DowDuPont, and Mr. Collins, who will be the chief executive officer of Corteva, will meet the criteria for independence as defined by rules of the NYSE and the Corporate Governance Guidelines to be adopted by the board of directors (see discussion below under “—Corporate Governance Guidelines”). The Corporate Governance Guidelines, including our independence standards, will be posted to our website prior to the completion of the distribution.

Committees of the Board of Directors

Effective upon the completion of the distribution, our board of directors will have the following standing committees: an Audit Committee, a People and Compensation Committee, a Nomination and Governance Committee and a Sustainability, Safety and Innovation Committee. Our board of directors will adopt a written charter for each of these committees, which will be posted on our website.

Audit Committee

The responsibilities of the Audit Committee will be more fully described in our Audit Committee Charter and will include, among other duties:

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Appointing, compensating, retaining and overseeing the work of any independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us.

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Reviewing and pre-approving our independent auditors’ annual engagement letter, including the proposed fees contained therein, as well as all audit and permitted non-audit engagements and relationships with us.

•	Reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitoring such plan’s progress and results during the year.

•	Reviewing the performance and evaluating the independence of the independent auditors.

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Reviewing (i) the adequacy and effectiveness of our accounting and internal control policies and procedures on a regular basis through inquiry and periodic meetings with our independent auditors and management and (ii) the yearly report prepared by management assessing the effectiveness of our internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in our Annual Report on Form 10-K.

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Establishing procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

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Reviewing with management, the independent auditor and, if applicable, the Chief Audit Executive our annual audited financial statements and quarterly financial statements, including our specific disclosures under “Management’s Discussion, and Analysis of Financial Condition and Results of Operations,” and any major issues related thereto.

The Audit Committee will consist entirely of independent directors, and we intend that each member of the Audit Committee will meet the independence requirements set forth in the rules of the NYSE and Rule 10A-3 of the Exchange Act. We also intend that (x) each member of the Audit Committee will be financially literate and (y) at least one member of the Audit Committee will be an “audit committee financial expert” under SEC rules and the rules of the NYSE applicable to audit committees. The initial members of the Audit Committee will be determined prior to the completion of the distribution.

People and Compensation Committee

The responsibilities of the People and Compensation Committee will be more fully described in our People and Compensation Committee Charter and will include, among other duties:

•	Overseeing the succession planning process for the Chief Executive Officer.

•	Reviewing current and future senior leadership talent, including their development and the succession plans for key management positions other than the Chief Executive Officer.

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Reviewing and approving annually the goals and objectives applicable to the compensation of the Chief Executive Officer, evaluating annually the performance of the Chief Executive Officer in light of those goals and objectives, and, after making a recommendation to the other independent directors, together with the other independent directors, determining and approving the Chief Executive Officer’s compensation level based on this evaluation.

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Reviewing compensation arrangements for our employees to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking, and reviewing and discussing, at least annually, the relationship between risk management policies and practices, corporate strategy and our compensation arrangements.

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Reviewing and discussing with management the Compensation Discussion and Analysis and preparing the Compensation Committee Report for inclusion in our annual proxy statement or annual report on Form 10-K.

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Considering the results of the most recent shareholder advisory vote on executive compensation and, if appropriate, taking such results into consideration in connection with the review and approval of executive officer compensation.

The People and Compensation Committee will consist entirely of independent directors, and we intend that each member of the People and Compensation Committee will meet the independence requirements set forth in the rules of the NYSE and Rule 10C-1 of the Exchange Act. We also intend the members of the People and Compensation Committee to be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the People and Compensation Committee will be determined prior to the completion of the distribution.

Nomination and Governance Committee

The responsibilities of the Nomination and Governance Committee will be more fully described in our Nomination and Governance Committee Charter and will include, among other duties:

•	Assisting in identifying, recruiting and, if appropriate, interviewing candidates to fill positions on our board of directors.

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Recommending to our board of directors the director nominees for election by the stockholders or appointment by our board of directors, which recommendations shall be consistent with the criteria for selecting directors established by our board of directors from time to time.

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Reviewing annually with our board of directors the composition of our board of directors as a whole and recommending, if necessary, measures to be taken so that our board of directors reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for our board of directors as a whole and contains at least the minimum number of independent directors required by the NYSE.

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Reviewing annually, and making a recommendation to our board of directors for final determination, regarding the independence of each director in accordance with the standards of independence of the NYSE.

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Making recommendations to our board of directors regarding the size and composition of each standing committee of our board of directors, including the identification of individuals qualified to serve as members of a committee, and recommending individual directors to fill any vacancy that might occur on a committee.

•	Developing and recommending to our board of directors a set of corporate governance principles for the Company, which shall be consistent with any applicable laws, regulations and listing standards.

•	Overseeing the evaluation of our board of directors as a whole and evaluating and reporting to our board of directors on the performance and effectiveness of our board of directors.

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Overseeing our ethics and compliance programs and establishing, implementing and reviewing our ethics and compliance-related policies and procedures, including those relating to (a) the ethical handling of conflicts of interest, (b) the Nomination and Governance Committee’s review and approval or disapproval of proposed “related party transactions” and (c) officers’ expense accounts and perquisites, including the use of corporate assets.

The Nomination and Governance Committee will consist entirely of independent directors, and we intend that each member of the Nomination and Governance Committee will meet the independence requirements set forth in the rules of the NYSE. The initial members of the Nomination and Governance Committee will be determined prior to the completion of the distribution.

Sustainability, Safety and Innovation Committee

The responsibilities of the Sustainability, Safety and Innovation Committee will be more fully described in our Sustainability, Safety and Innovation Committee Charter and will include, among other duties:

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Overseeing and advising our board of directors on our corporate citizenship and corporate social responsibility programs and activities, including our sustainability commitments and programs, public policy management, advocacy priorities, philanthropic contributions, and corporate reputation management to advance our business strategy and the creation of stakeholder value.

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Assessing current aspects of our sustainability commitments, policies and performance and making recommendations for promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations and programs to manage risk.

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Reviewing our public policy positions, strategy regarding political engagement and political contributions (at the state, federal and international level), and corporate social responsibility initiatives with significant potential financial and reputational impact.

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Reviewing and providing input to our management regarding the management of current and emerging environment, health, safety, security and product quality stewardship issues and reporting periodically to our board of directors on environment, health, safety, security and product quality stewardship matters affecting us.

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Overseeing and assessing all aspects of our science and technology capabilities in all phases of its activities in relation to its strategies and plans, including the development of key technologies and major science-driven innovation initiatives essential to our long-term success.

•	Making recommendations to our board of directors and management to continually enhance our science and technology capabilities.

The initial members of the Sustainability, Safety and Innovation Committee will be determined prior to the completion of the distribution.

Stockholder Recommendations for Director Nominees

The Nomination and Governance Committee will adopt a process for identifying new director candidates. The Nomination and Governance Committee will consider potential candidates suggested by board members, as well as management, stockholders and others. The Corporate Governance Committee will accept stockholders’ suggestions of candidates to consider as potential board members as part of the Nomination and Governance Committee’s periodic review of the size and composition of our board of directors and its committees. The Nomination and Governance Committee will use the same process to evaluate director nominees recommended by stockholders as it does to evaluate nominees identified by other sources.

Director Qualification Standards

The Nomination and Governance Committee will evaluate candidates for board membership in accordance with the qualifications set forth in the Nomination and Governance Committee Charter and the Corporate Governance Guidelines in order to ensure a diverse and highly qualified board of directors. Those qualifications include integrity and character, sound and independent judgment, breadth of experience, insight and knowledge, business acumen, leadership skills, scientific or technology expertise, familiarity with issues affecting global businesses, prior government service, diversity, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nomination and Governance Committee considers appropriate in the context of the needs of the board of directors.

Corporate Governance Guidelines

The Nomination and Governance Committee will recommend, and our board of directors will adopt, Corporate Governance Guidelines designed to assist Corteva and our board of directors in implementing effective corporate governance practices. The Corporate Governance Guidelines will be reviewed regularly by the Nomination and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Communications with the Board of Directors and Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

Stockholders and other parties interested in communicating directly with our board of directors may do so by writing in care of the corporate secretary. Our Corporate Governance Guidelines set forth procedures approved by our board of directors for handling correspondence received by Corteva and addressed to the board of directors.

Complaints regarding accounting, internal controls or auditing matters will be handled in accordance with procedures established by the Audit Committee with respect to such matters, which may include an anonymous toll-free hotline and a website through which to report issues.

Codes of Conduct and Financial Ethics

Our board of directors will adopt a code of conduct for all directors of Corteva, which will be intended to foster the highest ethical standards and integrity, focus directors on areas of potential ethical risk and conflicts of interest, guide directors in recognizing and dealing with ethical issues, establish reporting mechanisms and promote a culture of honesty and accountability.

We will also adopt a code of conduct that applies to all of our employees, which will be intended to help employees conduct business in accordance with our values and understand their responsibility for compliance with laws, regulations and our policies.

In addition, the Nomination and Governance Committee will adopt a Code of Financial Ethics applicable to all of our principal executive officers, principal financial officers, principal accounting officers or controllers, or persons performing similar functions.

Director Compensation

Following the distribution, director compensation will be determined by our board of directors with the assistance of the People and Compensation Committee. It is anticipated that such compensation will consist of the following:

•	A cash retainer in the amount of $115,000 per year, and

•	An annual equity award in the form of restricted stock units valued at $170,000

Corteva also anticipates that the company’s Non-Executive Chairman will receive an additional cash retainer of $60,000 per year, and an additional annual restricted stock unit grant valued at $90,000. We also anticipate that our Non-Executive Chairman will receive, for the year following the distribution, an additional cash retainer of $20,000 and an additional restricted stock grant valued at $30,000, in recognition of the increased level of oversight involved in chairing a newly public company. In addition, we anticipate that the chairs of the Audit Committee and the People and Compensation Committee will receive an additional cash retainer in the amount of $35,000 and $25,000 per year, respectively, and that all other committee chairs will receive an additional cash retainer in the amount of $20,000 per year.

Stock Ownership Guidelines

The Corporate Governance Guidelines set forth our stock ownership guidelines, which require non-employee directors to hold all equity-based compensation until his or her retirement from the board of directors, though equity grants may be deferred beyond retirement pursuant to the deferred compensation program described immediately below.

Deferred Compensation

We expect to continue a legacy DuPont director deferred compensation program (both for legacy DuPont directors who continue as directors with us and for new directors) under which non-employee directors may choose, prior to the beginning of each year, to have all or part of their fees credited to a deferred compensation account. Under this program, a director may defer all or part of the board retainer and committee chair fees in cash or stock units until retirement as a director or until a specified year after retirement. Interest will accrue on deferred cash payments and dividend equivalents will accrue on deferred stock units.

COMPENSATION DISCUSSION AND ANALYSIS

Following the distribution, Corteva’s pay practices will be developed and revised to fit with the future pay philosophy of Corteva, and therefore the amounts and forms of compensation reported below with respect to 2018 do not necessarily reflect the compensation these executive officers will receive following the distribution. The People and Compensation Committee of the Corteva board of directors will review the impact of the separation from DowDuPont and will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.

Following the Merger but prior to the distribution, the compensation programs applicable to the executive officers of DowDuPont, one of whom is expected to be our Chief Executive Officer, have been overseen by the DowDuPont compensation committee (“DowDuPont Compensation Committee”) and, in the case of DowDuPont’s Chief Executive Officer and its former Executive Chairman, by the independent members of the board of directors of DowDuPont. Compensation and benefit programs with respect to other employees of Historical Dow and Historical DuPont (including each individual other than our Chief Executive Officer who is expected to be one of our named executive officers (“NEOs”) following the distribution) have been overseen by either the Dow compensation subcommittee (“Dow Subcommittee”) or DuPont compensation subcommittee (“DuPont Subcommittee”), respectively, each of which was established for those express purposes by the DowDuPont Compensation Committee.

Although oversight of compensation and benefit programs applicable to employees other than the executive officers of DowDuPont rested with the Dow Subcommittee and DuPont Subcommittee, respectively, authority for specific compensation actions rested with management of each respective future company As such, the compensation and benefit programs in place in 2018 and described in this Compensation Discussion and Analysis (“CD&A”) and the accompanying compensation tables and narratives reflect the oversight of, and the decisions made by, the DowDuPont Compensation Committee, Dow Subcommittee, DuPont Subcommittee or Corteva management, as applicable, as they relate to the compensation of those individuals we expect to be our NEOs following the distribution.

The historical information provided below is included in order to give context to the new compensation, benefit and perquisite programs we anticipate will be put in place at Corteva after the distribution, and which will be based, at least in part, on the pay practices at DowDuPont, which in turn are based on the pay practices at Historical Dow and Historical DuPont. The historical information is generally noted as being applicable to DowDuPont as a whole, and as such is applicable to each of our NEOs. To the extent that the compensation and benefit practices of Historical Dow and Historical DuPont differed such that their applicability was specific to individual NEOs, however, those specifics have been noted below.

Named Executive Officers

Following the distribution, we expect that James C. Collins, Jr., will serve as our Chief Executive Officer (“CEO”) and that Gregory R. Friedman will serve as our Executive Vice President and Chief Financial Officer. In addition, our other NEOs are Rajan Gajaria, whom we expect to serve as our Executive Vice President of Business Platforms; Timothy P. Glenn, whom we expect to serve as our Executive Vice President and Chief Commercial Officer; and Neal Gutterson, whom we expect to serve as our Senior Vice President and Chief Technology Officer.

Program Structure and Alignment with Core Principles

Historically

DowDuPont has a history of executive compensation programs that are designed to attract, motivate, reward and retain the high-quality executives necessary for company leadership and strategy execution. These programs were designed and administered to follow these core principles:

•	Establish a strong link between pay and performance

•	Align executives’ interests with stockholders’ interests, particularly over the longer term

•	Reinforce business strategies and drive long-term sustained stockholder value

Going Forward

Following the distribution, the Corteva People and Compensation Committee will evaluate and determine the appropriate executive compensation philosophy and structure for the Company on an ongoing basis. We anticipate that the design of the post-distribution Corteva executive compensation programs will:

•	reinforce Corteva’s business objectives and the creation of long-term shareholder value;

•	provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk;

•	align the interests of executives with those of shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs;

•

attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives and cash- and equity- based pay; and

•

recognize and support outstanding individual performance and behaviors that demonstrate Corteva’s core values—Enrich Lives, Stand Tall, Be Curious, Build Together, Be Upstanding and Live Safely—in support of our purpose to enrich the lives of those who produce and those who consume, ensuring progress for generations to come.

Executive Compensation Governance Practices

Following the distribution, compensation of the executive officers of Corteva, including that of the Corteva NEOs, will be overseen by the Corteva People and Compensation Committee (or, in the case of the Chief Executive Officer, by the independent members of the Corteva board of directors as a whole). The Corteva board of directors and the People and Compensation Committee will be assisted in the performance of their oversight duties by both an independent compensation consultant and management.

We anticipate that Corteva People and Compensation Committee will, on an ongoing basis, review best practices in governance and executive compensation to ensure that the Company’s executive compensation programs align with Corteva’s core principles. As such, we anticipate that the post-distribution executive compensation programs in which the NEOs participate will contain certain key governance practices, including:

•	Active stockholder engagement

•	Strong links between executive compensation outcomes and both company and individual performance

•	Compensation program structure designed to discourage excessive risk taking

•	Significant focus on performance-based pay

•	Target pay benchmarked to the median of either the peer group or of the general market, as applicable

•	Carefully structured peer group with regular People and Compensation Committee review

•	Stock ownership and share retention requirements for the NEOs and other executive officers

•	100 percent independent People and Compensation Committee

•	Clawback policy

•	Anti-hedging/Anti-pledging policies

•	Independent compensation consultant reporting to the People and Compensation Committee

•	No single-trigger change-in-control provisions

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No excise tax gross-up provisions in connection with a change-in-control (other than those contained in the DuPont Senior Executive Severance Plan, of which Mr. Collins is a participant, and the terms of which Corteva is required to adhere to, per the plan, for the remainder of the change in control period, which is defined as the 24 months following a change in control, and which expires on August 31, 2019)

•	Equity incentive plan which prohibits option repricing, reloads, exchanges or options granted below market value without stockholder approval

•	Regular review of the People and Compensation Committee Charter to ensure best practices and priorities

Elements of Compensation

Historically

When determining executive compensation, the DowDuPont Compensation Committee has focused on three primary elements of compensation with respect to executive officers of DowDuPont, together with certain additional employee benefits and limited perquisites, all of which are described in more detail below:

Element	Purpose
Base Salary	Provides a regular source of income for NEOs and acts as a foundation for other pay components (e.g., annual incentive targets for NEOs are expressed as a percentage of base salary)

Annual Incentive	Rewards employees for achieving critical financial and operational goals

Long-Term Incentives

Aligns the interests of executives with stockholders by linking pay and performance, with the goal of accelerating growth, profitability and stockholder return

Aids the company in retaining its NEOs and other key employees

Benefits and Perquisites

Executives participate in the same benefit programs within Historical Dow or Historical DuPont, as applicable, that are offered to other salaried employees

Limited perquisites are provided to executives to facilitate strong performance on the job and enhance their personal security and productivity

Going Forward

We expect that our executive compensation programs that are put into place post-distribution will generally include the same elements of compensation as DowDuPont’s current programs. We also anticipate that the Corteva incentive compensation programs will have a basis in clearly disclosed and measurable goals that will be linked to company performance including, but not limited to, goals related to Return On Invested Capital (“ROIC”) and Operating EBITDA. Following the distribution, Corteva’s People and Compensation Committee will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.

The Compensation Process

Historically

The DowDuPont Compensation Committee, with the support of its independent compensation consultants and company management, develops and executes the executive compensation program applicable to DowDuPont’s executive officers, including our CEO.

Going Forward

Role of the People and Compensation Committee

Corteva’s People and Compensation Committee will be responsible for establishing the company’s executive compensation philosophy, and for developing and administering the executive compensation programs applicable to our executive officers, including our NEOs, in support of such philosophy. The People and Compensation Committee will annually review and evaluate the executive compensation programs to ensure that they are aligned with Corteva’s compensation philosophy and with performance. The People and Compensation Committee will annually review the corporate goals and objectives relevant to the compensation of the CEO, and will also evaluate the CEO’s performance against his objectives and make recommendations to the independent directors regarding compensation levels based on that evaluation. The People and Compensation Committee will consider compensation market data from both our peer group and from published compensation surveys when recommending compensation types and amounts for the CEO. The People and Compensation Committee will also have the responsibility of approving the compensation for Corteva’s executive officers including our NEOs (other than our CEO).

We expect that the People and Compensation Committee will review the following factors, among others, when determining executive compensation:

•	Competitive analysis: Identifying levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to our peer group

•	Company performance: Measured against financial metrics and operational targets approved by the People and Compensation Committee

•	Market landscape: Business climate, economic conditions and other factors

•	Individual roles: Each executive’s experience, knowledge, skills and personal contributions

Role of the Independent Board Members

Following the distribution, the independent members of Corteva’s board of directors will be responsible for assessing the performance of, and for approving the compensation types and amounts for, Corteva’s CEO.

Role of Independent Compensation Consultant and Company Management

Historically

In carrying out its role in establishing executive compensation plans, the DowDuPont Compensation Committee has received advice from its independent compensation consultants and considers pay strategies and recommendations prepared by DowDuPont’s management. Under its charter, the DowDuPont Compensation Committee has the sole authority to retain, compensate and terminate its independent compensation consultants and any other advisors necessary to assist it in its evaluation of the compensation of DowDuPont’s Chief Executive Officer, former Executive Chairman and other executive officers of DowDuPont, as well as of the DowDuPont non-employee directors. The DowDuPont Compensation Committee has retained both Mercer and Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultants to provide services exclusively to the DowDuPont Compensation Committee. Among the responsibilities of Mercer and FW Cook are the following:

•	conducting an ongoing review and critique of DowDuPont’s director compensation programs;

•	providing an ongoing review and critique of DowDuPont’s executive compensation philosophy, the strategies associated with it and the composition of the peer group of companies;

•	preparing periodic analyses of data, including data on competitive executive compensation;

•	presenting updates on market trends;

•	attending regular and special meetings of the DowDuPont Compensation Committee; and

•	regularly conducting private meetings with the DowDuPont Compensation Committee and/or board of directors without management representatives.

Going Forward

The People and Compensation Committee is expected to select an independent compensation consultant to assist the committee in meeting its responsibilities related to the oversight of Corteva’s executive compensation programs. In general, we expect the independent compensation consultant to develop pay strategies relating to Corteva’s NEOs, including our CEO, which the consultant will provide to the People and Compensation Committee. We also expect our independent compensation consultant to develop pay recommendations relating to our CEO, and to provide them to the People and Compensation Committee. The People and Compensation Committee and the consultant will then review and discuss all matters involving the CEO’s compensation. After this review, we expect that the People and Compensation Committee will prepare its own recommendation for the board of directors to review and discuss. The independent members of our board of directors will have the sole authority to approve compensation decisions made with respect to the CEO. However, we expect that the People and Compensation Committee will review and approve the performance goals and objectives relevant to the CEO’s compensation, evaluate his performance in light of those goals and objectives and, based upon this evaluation, recommend his compensation for approval by the independent members of the board of directors.

With respect to the other executive officers, including each of our NEOs other than our CEO, we expect that the CEO will make pay recommendations based upon a review of Corteva’s business performance, each individual NEO’s performance relative to their goals and objectives, and the relative market data from the peer group and/or general industry surveys, which the People and Compensation Committee will then have the responsibility to review and approve. We also anticipate the People and Compensation Committee will be responsible for approving actions related to certain aspects of the compensation of other employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools.

The independent compensation consultant is expected to have safeguards and procedures in place to maintain its independence, and the People and Compensation Committee will determine whether the independent compensation consultant’s work has raised any conflicts of interest. These safeguards may include a rigidly enforced code of conduct, a policy against investing in client organizations and separation between their executive compensation consulting and their other administrative and consulting business units, if any, from a leadership, performance measurement and compensation perspective.

Peer Group and Benchmarking

Historically

Prior to the Merger, Historical Dow and Historical DuPont maintained separate executive compensation peer groups and utilized similar selection criteria to develop their respective peer groups. After the Merger, the DowDuPont Compensation Committee, with the support of the management team and the independent compensation consultants, reviewed the two legacy groups and eliminated companies with revenues less than one-third or more than three times that of DowDuPont in order to create a peer group for use in assessing the compensation of DowDuPont’s executive officers.

Going Forward

Management has, in conjunction with FW Cook (who serves as one of the DowDuPont Compensation Committee’s independent compensation consultants, and who previously served as the independent compensation consultant to Historical DuPont’s compensation committee prior to the Merger), reviewed with certain members of the

DowDuPont board of directors whom we expect may serve on the People and Compensation Committee after the distribution, a preliminary list of companies that have been analyzed with regard to the following selection criteria:

•	Revenues—companies which generally fall between 1/3rd to 3 times the anticipated revenue of Corteva

•	Profitability—companies with operating margins generally greater than or equal to 6% of total revenue

•	Global scale—companies with significant foreign operations generally accounting for 33% or more of total revenue

•	Research, innovation and/or technology focus—companies with expenditures generally greater than 2% of total revenue

•	Competitor for talent

The members of the DowDuPont board of directors with whom the list of companies has been reviewed and discussed have selected the companies named below to be utilized as a “working peer group,” which will be reviewed further by the People and Compensation Committee following the distribution and on an ongoing basis:

“Working Peer Group”
3M Company	Air Products and Chemicals, Inc.	Archer-Daniels-Midland Company
Avery Dennison Corporation	Celanese Corporation	Deere & Company
Eastman Chemical Company	Ecolab Inc.	FMC Corporation
Honeywell International Inc.	Nutrien Ltd.	Perrigo Company plc
PPG Industries, Inc.	The Sherwin-Williams Company	Zoetis Inc.

The selected peer group will be used, in conjunction with published compensation survey data, for market comparisons, benchmarking and setting executive compensation, including assessing comparisons of performance criteria, pay mix and other pay practices. We anticipate that Corteva will, in the aggregate, target executive officer compensation at the median of either the peer group or the published compensation survey data (adjusted for company revenue size), as applicable, in order to assist in the attraction, motivation, development and retention of top level executive talent. While we anticipate targeting the median for overall compensation, including the impact of both annual incentive and long-term incentive targets, actual incentive awards and overall compensation will be dependent on performance.

We anticipate that the People and Compensation Committee will periodically reevaluate the peer group to ensure the companies in the group continue to fit Corteva’s stated selection criteria, and will make adjustments as warranted.

Other Considerations

Stock Ownership Guidelines

Historically

DowDuPont maintains stock ownership guidelines which required the company’s NEOs and other specified executives to hold shares with a value equal to a specified multiple of base pay. The stock ownership guidelines at DowDuPont also include a retention ratio requirement. Under the policy, until the required ownership is reached, executives are required to retain 75% of the net shares acquired upon the vesting of stock units or exercise of stock options, after deducting shares used to pay applicable taxes and/or option exercise cost.

Going Forward

We anticipate that the Corteva People and Compensation Committee will institute stock ownership guidelines that will be applicable to the CEO and other executive officers. In conjunction with the guidelines, we expect that the People and Compensation Committee will also institute a retention ratio policy that will require executive officers to retain a certain percentage of net shares acquired upon any future vesting of stock units or exercise of stock options, after deducting shares used to pay applicable taxes and/or exercise price, until such time that the executive has met his or her required level of ownership.

We anticipate that for purposes of the stock ownership guidelines, direct ownership of shares, unvested restricted stock units (“RSUs”) and stock units held in employee plans will be included, and that stock options and performance share units (“PSUs”) will not be included in determining whether an executive has achieved required stock ownership levels.

Anti-Hedging and Anti-Pledging Policy

Historically

DowDuPont maintains an anti-hedging and anti-pledging policy which prohibits executive officers from trading in puts or calls in DowDuPont securities or selling DowDuPont securities short. The policy also prohibits executive officers from pledging DowDuPont securities or holding DowDuPont securities in margin accounts.

Going Forward

We expect that Corteva will institute an anti-hedging and anti-pledging policy, and that it will be prohibited under such policy for directors and executive officers to engage in derivative or speculative transactions in Corteva securities. As such, it will be against the Corteva policy for directors and executive officers to trade in puts or calls in Corteva securities, or sell Corteva securities short. In addition, it will be against the anticipated policy for directors and executive officers to pledge Corteva securities, or hold Corteva securities in margin accounts.

Executive Compensation Recovery (Clawback) Policy

Historically

DowDuPont’s clawback policy allows the company to recover incentive compensation that was based on achievement of quantitative performance targets if an executive officer engaged in grossly negligent conduct or intentional misconduct that resulted in a financial restatement or in any increase in his or her incentive compensation.

Going Forward

As part of its overall corporate governance structure, Corteva is expected to maintain an Executive Compensation Recovery Policy which will apply to, at a minimum, all of the company’s executive officers, including each of our NEOs. The anticipated policy is expected to allow Corteva to recover incentive compensation, including any income related to annual or long-term incentives, if an executive officer either knowingly engages in or is grossly negligent in the event of circumstances that result in a financial restatement or other material non-compliance.

Compensation and Risk Management

Historically

The DowDuPont Compensation Committee periodically reviews the company’s executive compensation policies and practices in order to determine whether any incentive compensation programs create risks that are reasonably likely to have a material adverse effect on the company, and it has determined that no such risks exist.

Going Forward

In accordance with the committee charter which we anticipate being approved, the People and Compensation Committee will periodically review Corteva’s compensation programs, policies and practices to determine whether any of these encourage unnecessary or excessive risks that are reasonably likely to have a material adverse effect on Corteva. This periodic review is expected to include discussion around the relationship between the company’s risk management policies and practices, corporate strategy and compensation arrangements.

The evaluation is expected to cover a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change in control policies, use of compensation recovery and anti-hedging/anti-pledging policies, and People and Compensation Committee oversight of compensation programs.

2018 Compensation Decisions

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual’s skills, job responsibilities and experience, as well as more subjective factors such as the assessment of individual performance. Base salaries for DowDuPont executives have historically been benchmarked against similar jobs at other companies, and have generally been targeted at the median of the respective peer group, after adjusting for each company’s revenue size, although in certain instances individual executives’ compensation is targeted either above or below median based upon a variety of factors including executive tenure, experience and performance.

2018 was a unique year, however, as the compensation decisions related to base salaries for our NEOs were made taking into account the future role that each is expected to hold at Corteva following the distribution. As such, the roles against which our NEOs were benchmarked, and the compensation relative to those roles, reflect those future positions. Because the base salaries of our NEOs at the beginning of 2018 were reflective of their then current positions with either Historical Dow or Historical DuPont, as applicable, in most cases the salaries were well below the median base salaries of their respective expected future positions with Corteva.

As a result, the decision was made to approach base salaries from the perspective of a “glidepath” along which multiple adjustments would be made over a period of time. This approach allows for the adjustment of base salaries in connection with each executive’s continued growth in experience in their new role with Corteva, with the ultimate goal of targeting base salary at the median of the peer group or of the broader market, as applicable. Accordingly, base salary actions in 2018 for our NEOs generally reflect the impact of both merit increases and market adjustments reflecting the compensation “glidepath,” with multiple adjustments made over a period of time.

Base salaries for those individuals expected to be Corteva’s NEOs are shown in the table below as of December 31, 2018 and December 31, 2017, respectively. The increase for Mr. Collins represents a merit increase aligned to a general increase in base salary for his current role as Chief Operating Officer for the Agriculture division of DowDuPont. As noted above, the base salary increases for Messrs. Friedman, Gajaria, Glenn and Gutterson reflect both merit increases relative to their current roles with DowDuPont and market adjustments relative to their future roles with Corteva.

Name	2017 Base Salary ($)	2018 Base Salary ($)		Percent Change in Base Salary
James C. Collins, Jr.	775,000	800,000	(1)	3%
Gregory R. Friedman	400,000	620,000		55%
Rajan Gajaria	375,000	500,004		33%
Timothy P. Glenn	425,000	525,000		24%
Neal Gutterson	400,000	475,000		19%

(1)

Subsequent to December 31, 2018, Mr. Collins’ base salary was increased to $1,050,000 in recognition of movement along the compensation “glidepath” relative to his future role as Chief Executive Officer of Corteva.

Annual Incentive Compensation

The DowDuPont Compensation Committee determined that there would be a common set of metrics and overall design for all participants under the 2018 annual incentive programs. Each of our NEOs was aligned to the performance of both overall DowDuPont Operating Net Income and Operating EBITDA of the Agriculture Division of DowDuPont, with the weighting of each metric varying by position. Each of these metrics ranged in payout between 50 percent at threshold performance (with zero payout below threshold) and 200 percent at maximum performance. Individual performance factors ranged from 0 percent to 150 percent. Individual awards were capped at a maximum payout of 200 percent.

The table below highlights the business performance range for each metric, the weightings of each metric applicable to each of our NEOs, the 2018 results relative to the business performance, and the payout percentage for each metric individually, as well as the overall weighted payout, for each of our NEOs:

Employee Group	Metric	Threshold ($ millions) (50%)	Target ($ millions) (100%)	Maximum ($ millions) (200%)	Weight	2018 Actual ($ millions)	Metric Payout	Overall Payout
DowDuPont Agriculture Division COO (Collins)	DowDuPont Operating Net Income	$8,086	$9,513	$10,940	50%	$9,564	103.6%	51.8	%(1)
	Agriculture Division Operating EBITDA	2,714	3,193	3,672	50%	2,705	0%

DowDuPont Agriculture Division Employees (all other Corteva NEOs)	DowDuPont Operating Net Income	8,086	9,513	10,940	30%	9,564	103.6%	31.1%
	Agriculture Division Operating EBITDA	2,714	3,193	3,672	70%	2,705	0%

(1)

Under the annual incentive program, the DowDuPont Compensation Committee maintained the ability to exercise discretion in determining the actual payout of award for any of the DowDuPont executive officers. Due to the fact that the Operating EBITDA results for the Agriculture Division were below threshold, the greater weighting on overall DowDuPont Operating Net Income for Mr. Collins would have resulted in a higher overall payout in comparison to our other NEOs, whose payout was more heavily aligned with Agriculture Division Operating EBITDA results. Taking these factors into account, the DowDuPont Compensation Committee exercised negative discretion in bringing Mr. Collins’ overall payout factor to 31.1% in order to better link his actual award to the performance of the Agriculture Division.

The metrics used in the 2018 annual incentive program are non-GAAP measures, and are defined as follows for purposes of the incentive program:

•

DowDuPont Operating Net Income: Net income available for DowDuPont common stockholders, excluding the after-tax impact of significant items and the after-tax impact of amortization expense associated with Historical DuPont’s intangible assets. DowDuPont excludes the impact of significant items from both presentations to investors and from its executive compensation performance calculations because they are not reflective of underlying operations for the particular period in which they are recorded and, therefore, could mask underlying operating trends.

•

Agriculture Division Operating EBITDA: Earnings (i.e., income from continuing operations before income taxes) before interest, depreciation, amortization and foreign exchange gains (losses), excluding the impact of significant items, for DowDuPont’s Agriculture division.

The following table reflects the calculation of the 2018 annual incentive payments for each of the Corteva NEOs:

Name	Year End Base Salary ($) (a)	Target Incentive Percent (b)	Target Incentive ($) (c)	Total Business Performance (d)		Business Performance- weighted Payout (e)	Individual Performance Factor (f)	Total Incentive Award
			(a * b)			(c * d)		(e * f)
James C. Collins, Jr.	$800,000	100%	$800,000	31.1	%(1)	$248,800	100%	$248,800
Gregory R. Friedman	620,000	60%	372,000	31.1%		115,692	100%	115,692
Rajan Gajaria	500,004	70%	350,003	31.1%		108,851	100%	108,851
Timothy P. Glenn	525,000	70%	367,500	31.1%		114,293	100%	114,293
Neal Gutterson	475,000	70%	332,500	31.1%		103,408	100%	103,408

(1)

As noted previously, although the Total Business Performance for Mr. Collins was 51.8%, the DowDuPont Compensation Committee exercised discretion in reducing the payout factor to 31.1% to better align to the performance of the Agriculture Division.

Long-Term Incentive (LTI) Compensation

Prior to the Merger, both Historical Dow and Historical DuPont maintained LTI programs which utilized various equity types, including non-qualified stock options, RSUs and PSUs, the mix of which varied by employee level. In light of the anticipated timing of DowDuPont’s separation into three independent, publicly traded companies, as well as the fact that 2018 was expected to be the only full calendar year for the combined company, the DowDuPont Compensation Committee determined that PSUs (other than the 2017 Synergy Grants described below) were not an appropriate form of award given the three year measurement convention utilized previously at both Historical Dow and Historical DuPont. As a result, in February 2018 the DowDuPont Compensation Committee determined that the 2018 LTI grants for all DowDuPont executive officers would be made in the form of non-qualified stock options, and approved the LTI grant for Mr. Collins.

The approval of LTI awards for employees of Historical Dow and Historical DuPont (other than the executive officers of DowDuPont), including the determination of the form of such awards, was left to the respective compensation subcommittees. The DuPont Subcommittee determined that the 2018 LTI grants for Messrs. Friedman, Glenn and Gutterson would be made in the form of non-qualified stock options. The Dow Subcommittee determined that the 2018 LTI grant for Mr. Gajaria would be split equally in value between non-qualified stock options and RSUs. See the Summary Compensation Table in the section entitled “Executive Compensation” for more information on the 2018 LTI grants for the Corteva NEOs.

Synergy and Speed to Spin Incentives

As noted above, following the Merger, DowDuPont in 2017 made grants of PSUs (the “Synergy Grants”) to certain executive officers, including Mr. Collins. Additionally, cash-based incentive awards were granted in 2018 to other executives across the organization (the “Incentive Awards”), including to each of Messrs. Friedman, Gajaria, Glenn and Gutterson. These awards were generally designed to incentivize:

•

Targeted cost synergies of $3 billion on a run-rate basis for either DowDuPont or for an executive’s applicable division (DowDuPont is performing above target and has committed to deliver run-rate cost synergies of $3.6 billion); and

•	Timely realization of the distributions of Dow and Corteva

The general parameters of the Synergy Grants and Incentive Awards are outlined below:

		Business Performance and Payout Ranges(1),(2)
Metric	Weighting(3)	Threshold ($) (Synergy Metric: 50% Payout Spin Metrics: 25% Payout)	Target ($) (100% Payout)	Maximum ($) (200% Payout)
Synergy Capture (overall DowDuPont)	66%	$2.94 billion	$3.0 billion	$3.45 billion
Synergy Capture (Agriculture Division)		980 million	1.0 billion	1.15 billion
Dow Distribution	17%	22 months	19 months	16 months
Corteva Distribution	17%	24 months	21 months	18 months

(1)	Payouts will be interpolated on a linear basis for performance between, respectively, Threshold and Target performance and Target and Maximum performance.
(2)	All dates measured from the Merger closing.
(3)

Weightings represent the overall structure applicable to the Synergy Grants and Incentive Awards, and generally reflect alignment to overall DowDuPont Synergy and “speed to spin” targets. Individual alignment varies by individual, and the alignment relative to Corteva’s NEO’s awards are noted in the narrative below.

The specific parameters of the Synergy Grants and Incentive Awards, including both the weighting of metrics and the synergy targets to which executives were aligned, were assessed on an individual basis in order to provide line of sight to executives toward achieving their respective portion of the overall synergies. For our NEOs, the specific parameters included:

•

For Mr. Collins, the Synergy Capture metric relative to his Synergy Grant was weighted 30% against the overall DowDuPont business performance range, and 70% against the DowDuPont Agriculture Division business performance range, each as noted in the table above

•	For Mr. Friedman, the Synergy Capture metric relative to his Incentive Award was weighted 100% against the DowDuPont Agriculture Division business performance range

•

For Messrs. Gajaria, Glenn and Gutterson, the entire Incentive Award was aligned to the DowDuPont Agriculture Division Synergy Capture business performance range, without any weighting relative to the timing of the Dow Distribution or Corteva Distribution

Given that DowDuPont intends to separate into three separate entities in the near-term, the DowDuPont Compensation Committee developed this post-Merger grant to further incentivize key DowDuPont executives to meet these Merger-related objectives. Regardless of when completion of the specified performance measures occurs, if at all, no payouts will be made until twenty-four months after the close of the Merger, to ensure continued alignment with the strategic objectives.

Treatment of Outstanding Equity Awards Resulting from the Dow Distribution and the Corteva Distribution

DowDuPont expects that all of its equity awards outstanding at the time of the Dow distribution will be adjusted using the following principles:

•

For each award recipient, the intent is to maintain the economic/intrinsic value of those awards immediately before and after both the Dow distribution date and the Corteva distribution date, respectively.

•	The material terms of the equity awards, such as vesting conditions and treatment upon termination of employment, will generally continue unchanged.

•

Depending on certain factors relating to the type, grant date and holder of the equity awards, the awards may be adjusted using either the “employer method” or the “shareholder method” as more fully described, and subject to certain exceptions noted, below.

Employer Method

DowDuPont stock options and restricted stock units, other than those granted to employees on February 15, 2018 (and other awards granted to certain executives designated by the DowDuPont Compensation Committee), will generally be adjusted using the “employer method” as follows:

•

At the time of the Dow distribution, all DowDuPont equity awards held by individuals who are employees of Dow at such time will be converted into awards of Dow and all equity awards held by employees who remain with DowDuPont will remain awards of DowDuPont, in each case, with appropriate adjustments to the number of awards and, in the case of stock options, the exercise price, to account for the separation and distribution of Dow from DowDuPont.

•

At the time of the distribution, all DowDuPont equity awards held by individuals who are employees of Corteva at such time will be converted into awards of Corteva and all equity awards held by employees who remain with New DuPont will remain awards of New DuPont (except that awards held by certain employees with no defined future role will convert into awards covering both Corteva and New DuPont), in each case, with appropriate adjustments to the number of awards and, in the case of stock options, the exercise price, to account for the separation and distribution of Corteva from DowDuPont.

Shareholder Method

DowDuPont (i) stock options and RSUs granted on February 15, 2018, (ii) PSUs and restricted stock awards and (iii) awards held by non-employee directors of DowDuPont and certain executives designated by the DowDuPont Compensation Committee will generally be adjusted using the “shareholder method” as follows:

•

At the time of the Dow distribution, all such equity awards will be converted into awards of each of Dow and DowDuPont and adjusted based on the Dow distribution ratio and the relative closing share price of DowDuPont common stock immediately prior to the Dow distribution and the opening price of Dow common stock immediately after the Dow distribution.

•

At the time of the Corteva distribution, the DowDuPont awards will be further converted into awards of each of New DuPont and Corteva and adjusted based on the Corteva distribution ratio and the relative closing share price of DowDuPont common stock immediately prior to the Corteva distribution and the opening prices of both Corteva and New DuPont common stock immediately after the Corteva distribution.

The intent of utilizing the “employer method” to convert all outstanding awards other than those granted on February 15, 2018 (as well as certain other awards identified above) is to ensure that the future employees of Corteva have the majority of their outstanding equity award holdings converted into awards denominated in Corteva common stock post-distribution (and likewise in the common stock of Dow and New DuPont for their respective future employees). The intent behind the use of the “shareholder method” to convert awards granted on February 15, 2018, on the other hand, is to ensure that employees of each of the three new companies have some equity awards denominated in the common stock of all three new companies (Corteva, Dow and New DuPont), in recognition of the mutual efforts of all employees post-Merger in creating the three new companies.

The treatment of outstanding equity awards described above is generally applicable for all holders of outstanding equity awards. Certain exceptions may apply, however:

•	The treatment of outstanding equity awards may vary in certain non-US jurisdictions to the extent required by applicable law.

•

Outstanding equity awards which generally are to be adjusted under the “employer method” and which are held by current or former employees of Historical DuPont who will not be an employee of any of Corteva, Dow or New DuPont following the distributions will be, at the time of the Corteva distribution, adjusted such that they will convert into awards covering the common stock of both Corteva and New DuPont, with appropriate adjustments to maintain the economic/intrinsic value of the award.

As a result of the adjustments to outstanding awards in connection with the distributions, the precise number of stock options, restricted stock awards, RSUs and PSUs which will be issued by Corteva, Dow and New DuPont, respectively, will not be known until each of the distribution dates or shortly thereafter, as applicable.

The Corteva, Inc. 2019 Omnibus Incentive Plan

Prior to the distribution, Corteva expects to adopt the Corteva, Inc. 2019 Omnibus Incentive Plan (the “OIP”). The OIP will become effective as of the distribution date, subject to the occurrence of the distribution, and will authorize Corteva to grant incentive awards, including equity-based incentive awards, to its and its subsidiaries’ eligible employees, non-employee directors, independent contractors and consultants following the distribution. In addition, awards denominated in Corteva common stock issued as a result of the conversion of outstanding DowDuPont equity awards at the time of the distribution (as described in the section entitled “Compensation Discussion and Analysis—Treatment of Equity Awards Outstanding at the Time of the Distribution”) will also be issued under the OIP.

Information regarding additional terms of the OIP will be provided in future amendment to the Form 10 of which this information statement forms a part.

Employee Stock Purchase Plan

As previously highlighted, one of Corteva’s core values is “Build Together.” At Corteva, we recognize that we grow by working together, embracing diversity and collaboration in order to build one company and reach out across the food system, creating shared value. In order to more explicitly promote the value we recognize in “Building Together” and to enable employees to more fully share in our growth, Corteva intends to adopt an employee stock purchase plan to provide employees with the opportunity to purchase shares of our common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation for the fiscal year ended December 31, 2018 of the individuals we expect will be Corteva’s Chief Executive Officer and Chief Financial Officer, as well as Corteva’s three other most highly compensated executive officers for the fiscal year ended December 31, 2018, based in each case on compensation received from DowDuPont.

Name and Principal Position with Corteva	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(d)	Total ($)
James C. Collins, Jr., Chief Executive Officer	2018	$795,833	$—	$—	$3,500,005	$248,800	$263,772	$186,327	$4,994,737

Gregory R. Friedman, Executive Vice President and Chief Financial Officer	2018	462,000	—	—	500,007	115,692	—	73,971	1,151,670

Rajan Gajaria, Executive Vice President, Business Platforms	2018	405,962	—	250,038	250,143	108,851	446,403	29,885	1,491,282

Timothy P. Glenn, Executive Vice President and Chief Commercial Officer	2018	457,583	—	—	700,013	114,293	100,951	82,060	1,454,900

Neal Gutterson, Senior Vice President and Chief Technology Officer	2018	425,750	—	—	400,012	103,408	—	38,975	968,145

Totals in the above table may not equal the summation of the columns due to rounding amounts to the nearest dollar.

(a)

Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. See Note 20 to the DowDuPont 2018 Financial Statements, which are incorporated by reference herein to the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for a discussion of the assumptions used in calculating this value.

(b)

DowDuPont’s valuation for financial accounting purposes uses the widely accepted Black-Scholes option valuation model and is otherwise computed in accordance with FASB ASC Topic 718. The option value calculated for the Corteva NEOs’ grants was $15.46, with an exercise price of $71.85 based on the closing share price of DowDuPont stock on the grant date. See Note 20 to the DowDuPont 2018 Financial Statements, which are incorporated by reference herein to the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for a discussion of the assumptions used in calculating these values.

(c)

Individual results for Non-Equity Incentive Plan Compensation are detailed in the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Annual Incentive Compensation” and reflect income paid in 2019 for performance achieved in 2018.

(d)	“All Other Compensation” includes:

I.	Company contributions to savings plans for Mr. Collins ($176,250); Mr. Friedman ($73,971); Mr. Gajaria ($28,879); Mr. Glenn ($82,060) and Mr. Gutterson ($38,975).

II.	Financial counseling for Mr. Collins ($10,077).

III.	Personal excess liability insurance premiums for Mr. Gajaria ($1,006).

Grants of Plan-Based Awards

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table for 2018. This table includes both equity and non-equity awards.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (a)			All Other Stock Awards: Number of Shares of Stock or Units (#)(b)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(d)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
James C. Collins, Jr.	02/15/2018 02/15/2018	400,000	800,000	1,600,000				—	226,391	71.85	3,500,005

Gregory R. Friedman	02/15/2018 02/15/2018	186,000	372,000	744,000				—	32,342	71.85	500,007

Rajan Gajaria	02/15/2018 02/15/2018 02/15/2018	175,002	350,003	700,006				3,480	16,180	71.85	250,038 250,143

Timothy P. Glenn	02/15/2018 02/15/2018	183,750	367,500	735,000				—	45,279	71.85	700,013

Neal Gutterson	02/15/2018 02/15/2018	166,250	332,500	665,000				—	25,874	71.85	400,012

(a)	Performance share awards were not granted in 2018.
(b)

RSUs were not granted to Corteva NEOs who are Historical DuPont employees. Mr. Gajaria received a grant of RSUs as part of his annual LTI award as described in the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Long-Term Incentive (LTI) Compensation.”

(c)	Stock option awards as described in the section above entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Long-Term Incentive (LTI) Compensation.”
(d)

Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table.

Outstanding Equity Awards

The following table lists outstanding equity grants for each Corteva NEO as of December 31, 2018, including outstanding equity grants made in previous years. See the section entitled “Compensation Discussion and Analysis—Treatment of Outstanding Equity Awards Resulting from the Dow Distribution and the Corteva Distribution” for a description of the treatment of these awards in connection with the distributions.

Name	Grant Date	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable (a)	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (b)	Market Value of Shares or Units of Stock That Have Not Vested ($) (b) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (d)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c) (d)
James C. Collins, Jr.	02/04/2015	16,245	—	$55.44	02/03/2022	—	$—	—	$—
	07/29/2015	—	—	—	—	75,019	4,012,014	—	—
	02/03/2016	22,612	25,512	45.84	02/02/2026	—	—	—	—
	02/02/2017	25,666	51,332	59.42	02/01/2027	25,207	1,348,053	—	—
	11/26/2017	—	—	—	—	—	—	17,497	935,740
	02/15/2018	—	226,391	71.85	02/14/2028	—	—	—	—

Gregory R. Friedman	02/05/2014	10,695	—	46.54	02/04/2021	—	—	—	—
	02/04/2015	7,095	—	55.44	02/03/2022	—	—	—	—
	02/03/2016	8,419	4,209	45.84	02/02/2026	—	—	—	—
	02/02/2017	4,107	8,213	59.42	02/01/2027	4,217	225,535	—	—
	02/15/2018	—	32,342	71.85	02/14/2028	—	—	—	—

Rajan Gajaria	02/14/2014 02/13/2015 02/12/2016 02/10/2017 02/15/2018	4,161 3,362 7,126 2,703 —	— — 3,564 5,407 16,180	46.71 49.44 46.01 61.19 71.85	02/14/2024 02/13/2025 02/12/2026 02/10/2027 02/15/2028	— — 6,704 5,532 3,480	— — 358,530 295,851 186,110	— — — — —	— — — — —

Timothy P. Glenn	02/05/2014	5,028	—	46.54	02/04/2021	—	—	—	—
	02/04/2015	10,407	—	55.44	02/03/2022	—	—	—	—
	01/02/2016	—	—	—	—	30,820	1,648,265	—	—
	02/03/2016	12,757	6,378	45.84	02/02/2026	—	—	—	—
	02/02/2017	7,187	14,372	59.42	02/01/2027	7,380	394,659	—	—
	02/15/2018	—	45,279	71.85	02/14/2028	—	—	—	—

Neal Gutterson	02/04/2015	3,746	—	55.44	02/03/2022	—	—	—	—
	02/03/2016	3,827	3,827	45.84	02/02/2026	933	49,897	—	—
	02/02/2017	3,850	7,700	59.42	02/01/2027	1,757	93,989	—	—
	02/15/2018	—	25,874	71.85	02/14/2028	—	—	—	—

(a)	Stock option awards vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table.
(b)

RSUs granted by Historical DuPont generally vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table. RSUs associated with the conversion of PSUs in connection with the Merger (stock awards granted on 02/02/2017 to Messrs. Collins, Friedman and Glenn) vest fully on 12/31/2019, which is the date on which the original performance period ends). RSUs granted by Historical Dow vest and are delivered on the third anniversary of the grant date.

(c)	Market values based on the December 31, 2018 closing stock price of $53.48 per share of DowDuPont common stock.
(d)

These PSUs are associated with Synergy Grants, and reflect the number of shares deliverable at threshold performance. The actual number of shares to be delivered will be determined at the end of the two-year performance period. See the section entitled “Compensation Discussion and Analysis—2018 Compensation Decisions—Synergy and Speed to Spin Incentives.”

Option Exercises and Stock Vested

The following table summarizes the value received from stock option exercises and stock grants vested during 2018.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James C. Collins, Jr.	2,900	$66,642	29,468	$1,623,572
Gregory R. Friedman	—	—	26,087	1,410,618
Rajan Gajaria	—	—	7,270	518,955
Timothy P. Glenn	—	—	7,573	415,075
Neal Gutterson	—	—	2,401	172,822

Pension Benefits

The following table lists the pension program participation and actuarial present value of the defined benefit pension as of December 31, 2018 for each of the NEOs that participates. Messrs. Friedman and Gutterson are not eligible to, and do not, participate in defined benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(a)	Payments During Last Fiscal Year
James C. Collins, Jr.	DuPont Pension and Retirement Plan	33.7	$1,420,143	—
	DuPont Pension Restoration Plan	33.7	6,375,720

Rajan Gajaria	Dow Employees’ Pension Plan Dow Executives’ Supplemental Retirement Plan	15.2 25.6	845,365 618,942	—

Timothy Glenn	DuPont Pension and Retirement Plan	19.0	451,117	—
	Pioneer Hi-Bred International, Inc. GAP Retirement Plan	19.0	525,023

(a)

Unless otherwise noted, all present values reflect accrued age 65 benefits. The form of payment, discount rate 4.36% and mortality (RP-2014) are based on assumptions used to determine pension plan obligations as reflected in the Consolidated Financial Statements in DowDuPont’s Annual Report on Form 10-K for the year ended 12/31/2018.

Pension Benefits – Additional Information

The executive officers of Corteva continue to be participants in the defined benefit pension programs of Dow and DuPont, respectively, to the extent they were participants prior to the Merger. Mr. Collins participates in the DuPont Pension and Retirement Plan and DuPont Pension Restoration Plan, Mr. Gajaria participates in the Dow Employees’ Pension Plan and the Dow Executives’ Supplemental Retirement Plan, and Mr. Glenn participates in the DuPont Pension and Retirement Plan and the Pioneer Hi-Bred International, Inc. GAP Retirement Plan.

The DuPont Pension and Retirement Plan

DuPont provides the DuPont Pension and Retirement Plan, a tax-qualified defined benefit pension plan that covers a majority of U.S. employees, except those hired or rehired after December 31, 2006. The DuPont Pension and Retirement Plan currently provides employees with a lifetime retirement income based on years of service and the employees’ final average pay near retirement. In November 2016, DuPont announced that the company would freeze the pay and service amounts used to calculate pension benefits for active employees who participate in the U.S. pension plans on November 30, 2018 (the “Benefit Freeze Date”). Therefore, as of the Benefit Freeze Date, employees participating in the U.S. pension plans no longer accrue additional benefits for future service and eligible compensation received.

The normal form of benefit for married individuals is a 50% qualified joint and survivor annuity. The normal form of benefit for unmarried individuals is a single life annuity, which is actuarially equivalent to the normal form for married individuals. Normal retirement age under the DuPont Pension and Retirement Plan is generally age 65, and benefits are vested after five years of service.

Mr. Collins participates in Title I of the DuPont Pension and Retirement Plan. Under the provisions of Title I of the DuPont Pension and Retirement Plan, employees are eligible for unreduced pensions when they meet one of the following conditions:

•	Age 65 or older with at least five years of service

•	Age 58 with age plus service equal to or greater than 85

An employee who is not eligible for retirement with an unreduced pension is eligible for retirement with a reduced pension if he is at least age 50 with at least 15 years of service. His pension is reduced by the greater of 5% for every year that his age plus service is less than 85 or 5% for every year that his age is less than 58. In no event will the reduction exceed 50%.

The primary pension formula under Title I of the DuPont Pension and Retirement Plan provides a monthly retirement benefit equal to:

Average monthly compensation is based on the employee’s three highest-paid years or, if greater, the 36 consecutive highest-paid months. Compensation for a given month includes regular compensation plus one-twelfth of an individual’s STIP award for the relevant year. Other bonuses are not included in the calculation of average monthly compensation. Compensation for service after the Benefit Freeze Date is disregarded in determining the average monthly compensation.

Mr. Glenn participates in Title IV of the DuPont Pension and Retirement Plan. Under the provisions of Title IV of the DuPont Pension and Retirement Plan, employees are eligible for unreduced pensions when they reach normal retirement age of age 65 or older with at least five years of service. An employee who is not eligible for retirement with an unreduced pension is eligible for retirement with a reduced pension if he is at least age 55 with at least 5 years of service. For participants with less than 30 years of service at retirement, the pension is reduced by 1/180 for each of the first 60 months prior to normal retirement age and reduced by 1/360 for each of the next 60 months that precede normal retirement age. For participants with 30 or more years of service at retirement, the pension is reduced by 1/400 for each month prior to normal retirement age.

The primary pension formula under Title IV of the DuPont Pension and Retirement Plan provides a monthly retirement benefit equal to:

Final Average Earnings are based on the employee’s 60 highest consecutive months of earnings out of the last 120 months prior to the earlier of termination of employment or the Benefit Freeze Date. Compensation includes regular compensation plus bonuses. Integration Level is in accordance with Code guidance but in no event will it increase after the Benefit Freeze Date.

For the purpose of unreduced pension, Employees’ age and service post Benefit Freeze Date until termination of employment will be counted in determining pension eligibility. As of December 31, 2018, Messrs. Collins and Glenn were eligible for a reduced pension.

The DuPont Pension Restoration Plan and the Pioneer Hi-Bred International Inc. GAP Retirement Plan

If benefits provided under the DuPont Pension and Retirement Plan exceed the applicable Code compensation or benefit limits, the excess benefit for Title I of the DuPont Pension and Retirement Plan is paid under the DuPont Pension Restoration Plan and the excess benefit for Title IV of the DuPont Pension and Retirement Plan is paid under the Pioneer Hi-Bred International Inc. GAP Retirement Plan, both unfunded non-qualified plans. Effective January 1, 2007, the form of benefit under the DuPont Pension Restoration Plan for participants not already in pay status is a lump sum. Effective for post 12/31/2004 terminations, the form of benefit under the Pioneer Hi-Bred International Inc. GAP Retirement Plan for participants not already in pay status is a single life annuity unless the present value of the benefit is less than the applicable dollar amount under Section 402(g)(1)(B) of the Code, in which case the form of benefit is a lump sum. The mortality tables and interest rates used to determine lump sum payments are the Applicable Mortality Table and the Applicable Interest Rate prescribed by the Secretary of the Treasury in Section 417(e)(3) of the Code.

Historical DuPont does not grant any extra years of credited service for pension benefit purposes. Key actuarial assumptions for the present value of accumulated benefit calculation can be found in Note 19 (“Pension Plans and Other Post-Employment Benefits”) to the Consolidated Financial Statements in DowDuPont’s Annual Report on Form 10-K for the year ended December 31, 2018 (“Note 19”). All other assumptions are consistent with those used in Note 19, except that the present value of accumulated benefit uses a retirement age at which the NEO may retire with an unreduced benefit under the DuPont Pension and Retirement Plan. The valuation method used for determining the present value of the accumulated benefit is the traditional unit credit cost method.

The Dow Employees’ Pension Plan

For employees hired prior to January 1, 2008, Historical Dow provides the Dow Employees’ Pension Plan (the “DEPP”) for its U.S. employees and for employees of some of its wholly owned U.S. subsidiaries. Upon retirement, employees receive an annual pension under the DEPP formula subject to statutory limitations. The benefit is paid in the form of a monthly annuity and is calculated based on the sum of the employee’s yearly basic and supplemental accruals up to a maximum of 425% for basic accruals and 120% for supplemental accruals:

•	Basic accruals equal the employee’s highest consecutive three-year average compensation multiplied by a percentage ranging from 4% to 18% based on the age of the employee in the years earned.

•

Supplemental accruals are for compensation in excess of a rolling 36-month average of the Social Security wage base. Supplemental accruals range from 1% to 4%, based on the age of the employee in the years earned.

The sum of the basic and supplemental accruals is divided by a conversion factor to calculate an immediate monthly benefit. If the employee terminates employment before age 65 and defers payment of the benefit, the account balance calculated under this formula will be credited with interest.

The Dow Executives’ Supplemental Retirement Plan

Because the Code limits the benefits otherwise provided by the DEPP, the board of directors of Historical Dow adopted the Executives’ Supplemental Retirement Plan (the “ESRP”) to provide Historical Dow employees who participate in the DEPP with non-qualified benefits calculated under the same formulas described above. Some parts of the supplemental benefit may be taken in the form of a lump sum depending upon date of hire and plan participation.

Corteva will not assume obligations under either the DEPP or the ESRP.

Severance Benefits

To ensure that its executives remained focused on company business during a period of uncertainty, in 2013 DuPont adopted its Senior Executive Severance Plan (the “SESP”), in which Mr. Collins presently participates, and its Key Employee Severance Plan (the “KESP”), in which Messrs. Friedman, Glenn and Gutterson presently participate. As required by both the SESP and KESP for a period of 24 months following the change in control event, Corteva will administer severance benefits in the same manner and to the same extent following the distribution as Historical DuPont would have as if no succession had taken place. As such, the period under which Corteva is required to administer severance benefits under the SESP and KESP ceases for terminations occurring after August 31, 2019. For any benefits to be earned under the SESP or KESP, in addition to the change in control the participant’s employment must be terminated within two years following the change in control, either by the employer without cause or by the executive for good reason (a “double trigger”).

The Merger constituted a change in control for purposes of the SESP and KESP. Accordingly, if any of our NEOs participating in the SESP or KESP after the distribution is terminated on or before August 31, 2019 either by the employer without cause or by the executive for good reason, the executive will be entitled to the benefits provided under the SESP or KESP, as the case may be, which include:

•

A lump sum cash payment equal to a multiple of the sum of the executive’s base salary and target annual bonus, 2 in the case of Mr. Collins and 1.5 in the case of Messrs. Friedman, Glenn and Gutterson.

•	A lump sum cash payment equal to the pro-rated portion of the executive’s target annual bonus for the year of termination.

•

Continued health and dental benefits, financial counseling, tax preparation services and outplacement services for a specified period following the date of termination, 24 months in the case of Mr. Collins and 18 months in the case of Messrs. Friedman, Glenn and Gutterson.

•	Stock options remaining exercisable for their full term to the extent not already applicable.

Covered executives are also entitled to reimbursement of any expenses incurred in enforcing their rights under the SESP or KESP, as the case may be. As provided by EID effective in December 2015, if any payments or benefits payable to an executive under the SESP (whether under the plan or otherwise) are subject to the excise tax imposed under Section 4999 of the Code, an additional reimbursement payment will be made such that, on a net after-tax basis, the executive would be in the same position as if no such excise tax had been imposed. Under the KESP, any payments subject to the excise tax will be reduced to a level that does not trigger the excise tax if doing so will result in a greater net after-tax benefit to the executive. Going forward Corteva has no intention of providing any tax gross-up payments related to a change in control, other than those that may be required under the SESP through August 31, 2019 should Mr. Collins’ employment terminate and severance payments give rise to excise tax payable.

The SESP and KESP require a release of claims as a condition to the payment of benefits and include twelve- month non-solicitation provisions and additional non-disparagement and confidentiality provisions, and, in the case of Mr. Collins under the SESP, a twelve-month non-competition obligation.

Equity awards granted pursuant to EID’s equity plans that were outstanding as of the date of the Merger have a double trigger change in control provision whereby the awards will become fully vested upon the holder’s involuntary termination of employment without cause within 24 months following a change in control (i.e., on or before August 31, 2019).

Historical Dow did not maintain a change in control severance plan for its executives, including Mr. Gajaria. With regard to a change in control, the only impact to Mr. Gajaria is related to his outstanding equity awards issued under Historical Dow’s long-term incentive plan, which provided that equity awards would become fully vested upon the holder’s involuntary termination of employment within 24 months following a change in control (which included the Merger with respect to then-outstanding awards).

401(k) Plans

Dow Employees’ Savings Plan

Historical Dow provides all U.S. salaried employees the opportunity to participate in a 401(k) plan (The Dow Chemical Company Employees’ Savings Plan). In 2018, for salaried employees who contributed 2% of annual salary, Historical Dow provided a matching contribution of 100% of the employee’s contribution. For salaried employees who contributed up to an additional 4%, Historical Dow provided a 50% match. Mr. Gajaria, as the only Corteva NEO who is an employee of Historical Dow, participates in the 401(k) plan on the same terms as other eligible employees.

DuPont Retirement Savings Plan

Historical DuPont provides all U.S. full-service employees the opportunity to participate in a 401(k) plan, the DuPont Retirement Savings Plan (“RSP”). Historical DuPont contributes 100% of the first 6% of the employee’s contribution election and also contributes 3% of each employee’s eligible compensation regardless of the employee’s contribution. Each of Corteva’s NEOs who is an employee of Historical DuPont participates in the 401(k) plan on the same terms as other eligible employees.

Non-qualified Deferred Compensation

The following table provides information on nonqualified deferred compensation of the NEOs during 2018.

Name	Executive Contributions in Last Fiscal Year ($) (a)	Registrant Contributions in Last Fiscal Year ($) (b)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(c)
James C. Collins, Jr.	$101,000	$151,500	$28,612	$—	$1,207,155
Gregory R. Friedman	32,814	49,221	(8,952)	—	151,718
Rajan Gajaria	—	—	122	(8,044)	—
Timothy P. Glenn	92,913	57,310	(37,778)	—	549,481
Neal Gutterson	—	14,225	610	—	33,396

(a)	Executive contributions are included in salary for 2018 in the Summary Compensation Table.

(b)	Registrant contributions are included in All Other Compensation for 2018 in the Summary Compensation Table.

(c)	Corteva has not previously reported any Company or executive contributions in the Summary Compensation Table.

DuPont Non-Qualified Deferred Compensation Programs

DuPont offers non-qualified deferred compensation programs under which eligible participants may voluntarily elect to defer some portion of base salary, annual incentive award, or LTI awards until a future date. Deferrals are credited to an account and earnings are calculated thereon in accordance with the applicable investment option or interest rate. With the exception of the Retirement Savings Restoration Plan (“RSRP”), there are no company contributions or matches. The RSRP was adopted to restore company contributions that would be lost due to Code limits on compensation that can be contributed under DuPont’s tax-qualified savings plan.

The following provides an overview of the various deferral options as of December 31, 2018.

RSRP:

Under the RSRP, an NEO can elect to defer his/her eligible compensation (generally, base salary plus annual incentive award) that exceeds the regulatory limits ($275,000 in 2018) in increments of 1% up to 6%. DuPont matches participant contributions on a dollar-for-dollar basis up to 6% of eligible pay. DuPont also makes an additional contribution of 3% of eligible compensation. Participant investment options under the RSRP mirror the options available under the tax-qualified retirement savings plan. Distributions may be made in the form of a lump sum or annual installments after separation from service.

Management Deferred Compensation Plan (“MDCP”):

Under the MDCP, an NEO can elect to defer the receipt of up to 60% of his/her base salary and/or annual incentive award. DuPont does not match deferrals under the MDCP. Participants may select from among seven core investment options under the MDCP for amounts deferred, including DowDuPont Common Stock units with dividend equivalents credited as additional stock units. In general, distributions may be made in the form of a lump sum at a specified future date if prior to separation from service, or a lump sum or annual installments after separation from service.

In addition, under the MDCP, an NEO can elect to defer the receipt of 100% of his/her LTI awards (RSUs and/or PSUs). DuPont does not match LTI deferrals under the MDCP. LTI deferrals under the MDCP are in the form of DowDuPont Common Stock units with dividend equivalents credited as additional stock units.

Dow Elective Deferral Plan

Historical Dow’s Elective Deferral Plan (“EDP”) allows participants to voluntarily defer the receipt of base salary (maximum deferral of 75%) and annual incentive award (maximum deferral of 100%).

Each participant enrolled in the EDP receives a matching contribution using the same formula authorized for salaried participants under the Savings Plan for employer matching contributions. The current formula provides for a matching contribution on the first 6% of base salary deferred. For purposes of calculating the match under the EDP, Historical Dow assumes each participant is contributing the maximum allowable amount to the 401(k) savings plan and receiving a match thereon. The assumed match from the 401(k) savings plan is offset from the matching contribution calculated under the EDP.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Historical Dow credit spread, as well as the line-up of funds available under Historical Dow’s 401(k) savings plan.

Potential Payments upon Termination or Change in Control

For a description of severance benefits presently maintained by Historical Dow and Historical DuPont in respect of the NEOs, which we will assume upon our distribution, see “Severance Benefits” above. We expect that we will maintain additional severance programs for our employees, including the NEOs, but we have not yet determined what those will be.

Name	Type of Benefit	Involuntary Termination Without Cause ($)(a)	Change-in-Control ($)(b)
James C. Collins, Jr.	Severance	1,962,500	4,000,000
	LTI Acceleration	n/a	5,554,979
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	3,324	10,008
	Outplacement & Financial Planning	10,204	23,500
	Tax Reimbursement	n/a	3,654,077

Gregory R. Friedman	Severance	772,352	1,860,000
	LTI Acceleration	257,692	257,692
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	14,369	28,984
	Outplacement & Financial Planning	704	3,650

Rajan Gajaria	Severance	742,314	742,314
	LTI Acceleration	n/a	867,115
	Increase in Present Value of Pension	n/a	93,024
	Health & Welfare Benefits	6,705	6,705
	Outplacement & Financial Planning	30,000	30,000

Timothy P. Glenn	Severance	720,792	1,706,250
	LTI Acceleration	2,091,651	2,091,651
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	9,146	21,408
	Outplacement & Financial Planning	704	3,650

Neal Gutterson	Severance	150,243	1,543,750
	LTI Acceleration	173,125	173,125
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	6,410	21,719
	Outplacement & Financial Planning	704	3,650

(a)

While as of December 31, 2018 each of the NEOs would have qualified for separation payments applicable under a change in control had they been terminated by the Company on an involuntary basis without cause, figures in this column are presented as if no underlying change in control triggering event existed.

(b)	An executive must meet the double trigger requirement of being involuntarily terminated within two years of a change in control in order to receive benefits.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with DowDuPont and Dow

In connection with the separation, we will enter into certain agreements that will effect the separation, provide for the allocation of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) among us, New DuPont and Dow, and provide a framework for our relationship with New DuPont and Dow following the separation and distribution. For a summary of the terms of certain of the agreements that we will enter into with DowDuPont and Dow prior to the separation, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution.”

Review and Approval of Transactions with Related Persons

Our board of directors will adopt written policies and procedures relating to the approval or ratification of “Related Person Transactions.”

Under such policies and procedures, the Nomination and Governance Committee, or any other committee comprised of independent directors designated by the board of directors, will review the relevant facts of all reported transactions involving Corteva that may qualify as a Related Person Transactions to determine whether the transaction is a Related Person Transaction. If such committee determines that the transaction is a Related Party Transaction, it will either approve, disapprove or ratify the Related Person Transaction, by taking into account, among other factors it deems appropriate: (i) the commercial reasonableness of the transaction; (ii) the materiality of the Related Person’s direct or indirect interest in the transaction; (iii) whether the transaction may involve an actual conflict of interest or the appearance thereof; (iv) whether the transaction was in the ordinary course of business; and (v) the impact of the transaction on the Related Person’s independence under the Corporate Governance Guidelines and applicable rules of the NYSE.

No director will participate in any discussion or approval of a Related Person Transaction for which such director or any of such director’s immediate family members is a Related Person, except that the director will provide material information concerning the Related Person Transaction to the committee reviewing the Related Party Transaction. Related Person Transactions will be approved or ratified only if they are determined in good faith to be in the best interests of us and our stockholders.

If a Related Person Transaction that has not been previously approved or previously ratified is discovered, then the Related Person Transaction will be presented for review to either the Nomination and Governance Committee or any other committee comprised of independent directors designated by the board of directors. If such Related Person Transaction is not ratified by the reviewing committee, then we will either ensure all appropriate disclosures regarding the transaction are made or, if appropriate, take all reasonable actions to attempt to terminate our participation in such transaction.

Under such policies and procedures, a “Related Person Transaction” will be any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) Corteva is a participant and (iii) any Related Person has or will have a direct or indirect material interest (other than solely as a result of being a director or trustee or a less than 10% beneficial owner of another entity). This also includes any material amendment or modification to an existing Related Party Transaction.

In addition, under such policies and procedures, a “Related Person” will be any (i) person who is or was (since the beginning of our last fiscal year for which we have filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director of Corteva, (ii) person who is a greater than 5% beneficial owner of our outstanding common stock or (iii) immediate family member of any of the foregoing.

The Nomination and Governance Committee, or any other committee comprised of independent directors designated by the board of directors, will be charged with reviewing issues involving independence and all Related Person Transactions. It is expected that Corteva and its subsidiaries may purchase products and services from and/or sell products and services to companies of which certain of our directors or executive officers, or their immediate family members, are employees. The Nomination and Governance Committee, or any other committee comprised of independent directors designated by the board of directors, and the board of directors will have reviewed such transactions and relationships and make a determination as to the materiality of such transactions.

Restrictions on Certain Types of Transactions

We expect to adopt an insider trading policy that, among other things, prohibits directors and certain officers from engaging in the following types of transactions with respect to our stock: short-term trading; short sales; hedging transactions; margin accounts and pledging securities. This policy will also strongly recommend that all other employees refrain from entering into these types of transactions as well as engaging in transactions with publicly-traded options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all the outstanding shares of Corteva common stock will be owned beneficially and of record by DowDuPont. The following table sets forth information with respect to the expected beneficial ownership of Corteva common stock by: (1) each person who is known by us who will beneficially own more than five percent of Corteva common stock, (2) each expected director, director nominee and NEOs and (3) all our expected directors, director nominees and executive officers as a group. Except as noted below, we based the share amounts on each person’s beneficial ownership of DowDuPont common stock on                 , giving effect to a distribution ratio of                 shares of Corteva common stock for every share of DowDuPont common stock. Immediately following the distribution, we estimate that                million of our shares of common stock will be issued and outstanding based on DowDuPont common stock expected to be outstanding as of the record date. The actual number of our outstanding shares of Corteva common stock following the distribution will be determined on                  , 2019, the record date.

Security Ownership of Certain Beneficial Owners

Based solely on the information filed on Schedule 13G for the year ended December 31, 2018, reporting beneficial ownership of DowDuPont common stock, we anticipate the following stockholders will beneficially own more than five percent of Corteva common stock following the distribution.

Name and Address of Beneficial Owner	Number of Shares of DowDuPont Common Stock	Number of Shares of Corteva common stock	Percent of Shares Outstanding
The Vanguard Group Blackrock, Inc. Capital World Investors	182,534,694 144,573,722 140,071,804		7.95 6.3 6.1	%(a) %(b) %(c)

(a)

Based on a Schedule 13G filed by The Vanguard Group on February 11, 2019 with the SEC reporting beneficial ownership as of December 31, 2018. The Vanguard Group has sole voting power over 2,672,944 shares, shared voting power over 502,039 shares, sole dispositive power over 179,417,753 shares and shared dispositive power over 3,116,941 shares. The Vanguard Group’s address is 100 Vanguard Boulevard, Malvern, PA 19355.

(b)

Based on a Schedule 13G filed by Blackrock, Inc. on February 11, 2019 with the SEC reporting beneficial ownership as of December 31, 2018. Blackrock, Inc. has sole voting power over 124,093,394 shares and sole dispositive power over 144,573,722 shares. Blackrock, Inc.’s address is 55 East 52nd Street, New York, NY 10055.

(c)

Based on a Schedule 13G filed by Capital World Investors on February 14, 2019 with the SEC reporting beneficial ownership as of December 31, 2018. Capital World Investors has sole voting power over 140,044,208 shares and sole dispositive power over 140,071,804 shares. Capital World Investors’ address is 333 South Hope Street, Los Angeles, CA 90071.

Security Ownership of Directors and Executive Officers

The following table provides information regarding beneficial ownership of our NEOs, our expected directors, director nominees and all our expected directors, director nominees and executive officers as a group.

Name and Address of Beneficial Owner	Number of Shares of DowDuPont Common Stock	Number of Shares of Corteva common stock	Percent of Shares Outstanding

Lamberto Andreotti

Edward D. Breen

Robert A. Brown

James C. Collins

Klaus Engel

Gregory R. Friedman

Rajan Gajaria

Timothy P. Glenn

Neal Gutterson

Michael O. Johanns

Rebecca B. Liebert

Lois D. Juliber

Gregory Page

Lee M. Thomas

Patrick J. Ward

Directors and executive officers as a group

OUR RELATIONSHIP WITH NEW DUPONT AND DOW FOLLOWING THE DISTRIBUTION

In connection with the intended separation of DowDuPont into three, independent, publicly traded companies, we, DowDuPont (which will, after the separation of Corteva, become New DuPont) and Dow will enter into certain agreements that will effect the separation of DowDuPont’s agriculture, materials science and specialty products businesses, including by providing for the allocation between us, Dow and New DuPont of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and provide a framework for our relationship following the distribution with New DuPont and Dow. The following is a summary of the material terms of certain of these agreements.

The terms of the agreements described below that will be in effect following the separation of Dow have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Dow’s separation from DowDuPont. Following the separation and distribution of Dow, however, no changes to such agreements may be made without Dow’s consent.

Separation Agreement

Prior to the separation and distribution of Dow, we intend to enter into a separation and distribution agreement with DowDuPont and Dow. The separation agreement will set forth our agreement with DowDuPont and Dow regarding the principal actions to be taken in connection with the separation, including those related to the Internal Reorganization and the Business Realignment. It will also set forth other agreements that govern certain aspects of our relationship with New DuPont and Dow following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is incorporated by reference herein and filed as Exhibit 2.1 to the Form 10 of which this information statement forms a part.

Transfer of Assets and Assumption of Liabilities. The separation agreement will identify assets and liabilities to be allocated to each of us, Dow and New DuPont as part of the separation of DowDuPont into three companies. We note, however that (x) the allocation of employee-related liabilities (including pension liabilities) and related assets is set forth in the employee matters agreement (see the section below entitled “—Employee Matters Agreement” for a summary of such allocation) and (y) the allocation of tax liabilities and assets is set forth in the tax matters agreement (see the section below entitled “—Tax Matters Agreement” for a summary of such allocation). In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

Assets

•	Generally, assets primarily related to the agriculture business, materials science business or specialty products business will be assigned to or retained by us, Dow or New DuPont, respectively;

•

We, Dow or New DuPont, as applicable, will be allocated the equity interests of subsidiaries that are intended to be our and their respective subsidiaries after the distributions (which, for us, includes EID and the other subsidiaries listed in Exhibit 21.1 to the Form 10 of which this information statement forms a part);

•

We will accept or retain certain real property set forth on a schedule, Dow will accept or retain certain real property set forth on a schedule (including the former headquarters of TDCC) and New DuPont will accept or retain certain real property set forth on a schedule (including the former headquarters of EID);

•

Generally, Dow will be allocated all of the financial assets that are related to the materials science business and all financial assets of Historical Dow that are not related to the agriculture business, specialty products business or materials science business;

•

Generally, we will be allocated all of the financial assets that are related to the agriculture business and 29% of all financial assets of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

Generally, New DuPont will be allocated all of the financial assets that are related to the specialty products business and 71% of all financial assets of Historical DuPont that are not related to the specialty products business, the materials science business or the agriculture business;

•

We will be allocated the Corteva name and all Corteva and Corteva Agriscience brands, New DuPont will be allocated the DuPont name and all DuPont brands and Dow will be allocated the Dow name and all Dow brands, subject, in each case, to certain licenses described in more detail in the section below entitled “—Transitional Trademark House Marks License Agreement”;

Liabilities

•	Generally, liabilities primarily related to the agriculture business, materials science business or specialty products business will be assigned to or retained by us, Dow or New DuPont, respectively;

•

Each of us, Dow and New DuPont will generally retain or assume any liabilities (including under applicable federal and state securities laws) relating to any disclosure document filed or furnished with the SEC in connection with the separation (including, with respect to us, the Form 10 of which this information statement forms a part and, with respect to Dow, the registration statement on Form 10 and related information statement filed by Dow) based on information supplied by (i) Historical DuPont, in the case of us and New DuPont and (ii) Historical Dow, in the case of Dow;

•	Historical Dow liabilities for borrowed money that were incurred or guaranteed by Dow (including those of TDCC) will be retained or assumed by Dow;

•	Historical DuPont liabilities for borrowed money that were incurred or guaranteed by us (including EID) will be retained or assumed by us or the applicable subsidiary;

•	Historical DuPont liabilities for borrowed money that were incurred or guaranteed by New DuPont, as well as those of DowDuPont, will be retained or assumed by New DuPont;

•

Generally, Dow will be allocated all of the other financial liabilities that are related to the materials science business and all of the other financial liabilities of Historical Dow that are not related to the agriculture business, the specialty products business or the materials science business;

•

Generally, we will be allocated all of the other financial liabilities that are related to the agriculture business and 29% of all financial liabilities of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

Generally, New DuPont will be allocated all of the other financial liabilities that are related to the specialty products business and 71% of all financial liabilities of Historical DuPont that are not related to the agriculture business, the materials science business or the specialty products business;

•

We will retain or assume 29% and New DuPont will retain or assume 71% of liabilities for costs and expenses incurred relating to the transfer of (i) materials science assets of Historical DuPont to Dow and (ii) agriculture assets and specialty products assets of Historical DuPont to us and New DuPont, respectively;

•

Dow will retain or assume liabilities for costs and expenses relating to the transfer of agriculture assets, specialty products assets and materials science assets of Historical Dow to us, New DuPont and Dow, respectively;

•

Generally, we will retain or assume 29% and New DuPont will retain or assume 71% of certain liabilities of Historical DuPont, which otherwise would have been transferred to Dow as primarily related to the materials science business, in excess of $125 million, if any, that are (i) known (or deemed to be known), as of the date of distribution of Dow, by specified persons of Historical DuPont and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to Dow pursuant to the separation agreement;

•

Generally, Dow will retain or assume certain liabilities of Historical Dow, which otherwise would have been transferred to us as primarily related to the agriculture business, in excess of $125 million, if any, that are (i) known (or deemed to be known), as of the date of distribution of Dow, by specified persons of Historical Dow and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to us pursuant to the separation agreement;

•

Generally, Dow will retain or assume certain liabilities of Historical Dow, which otherwise would have been transferred to New DuPont as primarily related to the specialty products business, in excess of $125 million, if any, that are (i) known (or deemed to be known), as of the date of distribution of Dow, by specified persons of Historical Dow and (ii) not specifically identified, through disclosure schedules or otherwise, as allocated to New DuPont pursuant to the separation agreement;

•

Liabilities related to businesses and operations of Historical DuPont that were previously discontinued or divested will be allocated between us and New DuPont as set forth on the schedules to the separation agreement (with each of us and New DuPont retaining or assuming our and its applicable allocated liabilities) and if not set forth on the schedule, such liabilities primarily related to our business and operations will be retained or assumed by us and such liabilities primarily related to New DuPont’s business and operations will be retained or assumed by New DuPont. To the extent a liability related to or arising out of businesses of Historical DuPont that were previously discontinued or divested is not set forth on a schedule to the separation agreement or is in excess of a to-be-determined amount set forth therein and is not primarily related to our or New DuPont’s business and operations, such liability will be allocated to whichever of us or New DuPont incurs or incurred the liability up to $200 million in the aggregate for each company. In the event such liabilities exceed such amount for either us or New DuPont, the excess liability will be allocated to the other, subject to the aggregate cap. In the event such liabilities exceed $200 million in the aggregate for each of us and New DuPont, we will retain or assume 29%, and New DuPont will retain or assume 71%, of such excess (subject to a $1 million de minimis threshold);

•	Liabilities related to or arising out of businesses and operations of Historical Dow that were previously discontinued or divested will be retained or assumed by Dow;

•	Off-site environmental liabilities of Historical Dow not related to or arising out of businesses of Historical Dow that were previously discontinued or divested will be retained or assumed by Dow;

•

Off-site environmental liabilities of Historical DuPont not related to or arising out of businesses of Historical DuPont that were previously discontinued or divested that are primarily related to the (x) agriculture business, (y) specialty products business or (z) materials science business will be retained or assumed, respectively, (X) by us, (Y) by New DuPont, or (Z) 29% by us an 71% by New DuPont (or, in each case, an applicable subsidiary of us and/or New DuPont);

•

We will be allocated 14%, Dow will be allocated 51% and New DuPont will be allocated 35% of certain general corporate liabilities of DowDuPont, which we refer to in this information statement as “Specified DowDuPont Shared Liabilities”, in each case incurred on or prior to the applicable distribution date, including liabilities of DowDuPont related to (i) DowDuPont’s filings with the SEC (other than actions arising out of disclosure documents distributed or filed relating to the distribution or the distribution of Dow), (ii) documents distributed or filed by DowDuPont relating to indebtedness of the agriculture business, the materials science business or the specialty products business, (iii) DowDuPont’s corporate and legal compliance and other corporate level actions, (iv) claims made by or on behalf of holders of any of DowDuPont’s securities and (v) separation expenses that were not allocated to any specific party in connection with the separation under the separation agreement;

•

We will retain or assume 29% and New DuPont will retain or assume 71% of certain general corporate liabilities of Historical DuPont, which we refer to in this information statement, together with certain other liabilities of Historical DuPont that will be shared by us and New DuPont, as “Shared Historical DuPont Liabilities”, which are not otherwise allocated to the agriculture business, the materials science business or the specialty products business, in each case incurred on or prior to the distribution date, including liabilities of Historical DuPont related to (i) Historical DuPont’s filings with the SEC, (ii) Historical DuPont’s corporate and legal compliance and other corporate level actions, (iii) claims made by or on behalf of holders of any of Historical DuPont’s securities and (iv) indemnification obligations to, and claims for breaches of fiduciary duties brought against, any current or former director or officer of Historical DuPont;

•

Dow will retain or assume certain general corporate liabilities of Historical Dow which are not otherwise allocated to the agriculture business, the materials science business or the specialty products business, in each case incurred on or prior to the date of the distribution of Dow, including liabilities of Historical Dow related to (i) Historical Dow’s filings with the SEC, (ii) Historical Dow’s corporate and legal compliance and other corporate level actions, (iii) claims made by or on behalf of holders of any of Historical Dow’s securities and (iv) indemnification obligations to, and claims for breaches of fiduciary duties brought against, any current or former director or officer of Historical Dow;

•

In addition, we, New DuPont or Dow will be allocated certain specified assets and liabilities set forth on schedules to the separation agreement, which, in the case of Dow, includes the business, assets and liabilities related to Historical Dow’s telone/1,3-dichloropropene business;

Except as may expressly be set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, none of us, New DuPont or Dow will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or governmental approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the applicable distribution date, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement.

The Distribution. The separation agreement will govern the rights and obligations of the parties regarding the distribution and certain actions that must occur prior to the distribution.

DowDuPont will cause its agent to distribute to holders of record of DowDuPont common stock as of the applicable record date all of the then-issued and outstanding shares of Corteva common stock. DowDuPont will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The separation agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by DowDuPont in its sole discretion. For further information regarding these conditions, see the section entitled “The Distribution—Conditions to the Distribution.”

Shared Contracts. Generally, shared contracts will be assigned in part if so assignable, or amended, bifurcated or replicated to facilitate the separation of our business from DowDuPont so that the appropriate party receives the rights and benefits and assumes the related portion of any liabilities inuring to the business of the appropriate party, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate or replicate any shared contract.

Intercompany Accounts. The separation agreement will provide that, subject to certain specified exceptions in the separation agreement, schedules or any ancillary agreement, certain accounts that were formerly intercompany accounts within Historical Dow or within Historical DuPont will be settled prior to the completion of the Business Realignment (or, as between members of Historical DuPont that will be subsidiaries of us or New DuPont, prior to the distribution of Corteva).

Release of Claims and Indemnification. Except as otherwise provided in the separation agreement, each party will release and forever discharge the other parties and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Dow and/or New DuPont under the separation agreement with Dow and/or New DuPont, as applicable. Specifically, each party will indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses to the extent relating to, arising out of or resulting from:

•	the liabilities each party assumed or retained pursuant to the separation agreement (or any third party claim that would, if resolved in favor of the claimant, constitute such a liability); and

•	any breach by such party of any provision of the separation agreement.

Each party’s indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds or other third-party proceeds received by the party being indemnified that reduce the amount of the loss. In addition, a party’s indemnifiable losses will be subject to, in certain cases, a “de minimis” threshold amount and, in certain cases, a deductible amount (which, for indemnifiable losses related to certain discontinued operations and/or businesses of Historical Dow, is $75 million for claims by us and $75 million for claims by New DuPont, and, for indemnifiable losses related to certain discontinued operations and/or businesses of Historical DuPont, is $37.5 million for claims by Dow against us and $37.5 million for claims by Dow against New DuPont). The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Except with respect to indemnification claims for (1) certain liabilities that relate to certain businesses and operations of Historical DuPont and Historical Dow that were previously discontinued but do not constitute an entire business, business unit or business operation (for which a notice must be provided within 15 years after the distribution of Dow), (2) certain liabilities that relate to certain sites of Historical Dow or Historical DuPont that were previously discontinued but do not constitute an entire site or plant (for which a notice must be provided within 5 years after the distribution of Dow) (3) certain liabilities that relate to certain intercompany accounts that were formerly intercompany accounts within Historical Dow or within Historical DuPont that were not settled prior to the completion of the Business Realignment (for which a notice must be provided prior to the expiration of the statute of limitations under applicable law applicable to the underlying third party claim), and (4) certain liabilities known to senior management of Historical Dow primarily related to its agriculture business or specialty products business, and certain liabilities known to senior management of Historical DuPont primarily related to its materials science business, in each case not scheduled or otherwise known by the applicable company to which they would otherwise be allocated (for which a notice must be provided within 3 years after the distribution of Dow), the parties’ indemnification rights and obligations under the Separation Agreement will survive indefinitely.

Legal Matters. Except as otherwise set forth in the separation agreement or any ancillary agreement, each party to the separation agreement will assume the liability for, and control of, all pending and threatened legal matters related to the liabilities it has been allocated and (unless allocated specifically to one of the other parties) its ongoing business and will indemnify the other parties for their respective indemnifiable losses, if any, arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from DowDuPont.

Insurance. Following the separation, we will generally be responsible for obtaining and maintaining, at our own cost, our own insurance coverage for liabilities for which we are assuming responsibility, although we will continue to have coverage under certain of Historical Dow’s insurance policies for certain matters that are related to occurrences prior to the separation of Dow from DowDuPont, subject to the terms, conditions and exclusions of such policies. Such insurance coverage generally will be shared with (x) Dow for other liabilities existing prior to the date of the distribution of Dow that Dow retained and (y) New DuPont for liabilities of Historical Dow existing prior to the date of the distribution of Dow for which New DuPont assumed responsibility. Each of Dow and New DuPont will continue to have coverage under certain of Historical DuPont’s insurance policies for certain matters that are related to occurrences prior to, in the case of Dow, the separation of Dow from DowDuPont or, in the case of New DuPont, prior to the distribution date for liabilities for which Dow or New DuPont, as applicable, is assuming responsibility, in each case, subject to the terms, conditions and exclusions of such policies.

Dispute Resolution. Except as otherwise set forth in the separation agreement, if a dispute arises between us, New DuPont and/or Dow under the separation agreement, the general counsels of the parties and such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration.

Termination and Amendment. Prior to the distribution of Dow, DowDuPont has the unilateral right to terminate or modify the terms of the separation agreement. After the distribution of Dow but before the distribution of Corteva, the separation agreement may only be terminated or modified with the prior written consent of DowDuPont and Dow. After the distribution of Corteva, the separation agreement may only be terminated or modified with the prior written consent of each of us, New DuPont and Dow.

Other Matters Governed by the Separation Agreement. Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and separation of guarantees and other credit support instruments.

Tax Matters Agreement

We intend to enter into a tax matters agreement with DowDuPont and Dow immediately prior to the distribution of Dow that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. This summary of the tax matters agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is incorporated by reference herein and filed as Exhibit 10.1 to the Form 10 of which this information statement forms a part.

The party responsible for any tax liability under the tax matters agreement will generally indemnify any other party which may become liable for such taxes. Except as described below, none of the parties’ obligations under the agreement will be limited in amount or subject to any cap.

Allocation of Historic Taxes

In general, under the tax matters agreement:

•

Following the distribution of Dow, but prior to the distribution of Corteva, (A) Dow will be responsible for tax liabilities (and any related interest, penalties or audit adjustments) of (i) Historical Dow, (ii) each subsidiary of Historical Dow, for periods and portions thereof prior to any such subsidiary being transferred to DowDuPont or us pursuant to the Internal Reorganization and the Business Realignment, and (iii) each former subsidiary of Historical DuPont for periods or portions thereof after such subsidiary is transferred, pursuant to the Internal Reorganization and the Business Realignment, from Historical DuPont to either Dow or DowDuPont; and (B) DowDuPont, of which we will be a subsidiary, will be responsible for tax liabilities (and any related interest, penalties or audit adjustments) of (i) Historical DuPont, (ii) each subsidiary of Historical DuPont, for periods and portions thereof prior to any such subsidiary being transferred, pursuant to the Internal Reorganization and the Business Realignment, to DowDuPont or Dow, and (iii) each former subsidiary of Historical Dow for periods or portions thereof after such subsidiary is transferred, pursuant to the Internal Reorganization and the Business Realignment, from Historical Dow to either Historical DuPont or DowDuPont. For purposes of the foregoing, and subject to compensation for certain consolidated tax attributes as described further below, DowDuPont and its subsidiaries will generally allocate the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group (which currently includes DowDuPont and its domestic corporate subsidiaries, including Corteva, EID and their domestic corporate subsidiaries, and, prior to the distribution of Dow, Dow, TDCC, and their domestic corporate subsidiaries) among the domestic corporate entities in accordance with the consolidated U.S. tax items attributable to each such entity under methods described in United States Treasury Department Regulations concerning the computation of consolidated taxes.

•

Prior to the distribution of Corteva, we and DowDuPont are expected to enter into an agreement regarding the sharing of responsibility for tax liabilities (and any related interest, penalties or audit adjustments) of DowDuPont described in the bullet point above for which DowDuPont is responsible. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont. Dow will remain responsible for tax liabilities (and any related interest, penalties or audit adjustments) of DowDuPont described in the bullet point above for which Dow is responsible.

Notwithstanding the general rules described above, under the tax matters agreement, taxes directly resulting from certain types of transactions or conduct undertaken pursuant to DowDuPont’s exercise of control over Historical Dow’s agriculture or specialty products business prior to the transfer of such business to DowDuPont or us pursuant to the Internal Reorganization and the Business Realignment will be allocated to DowDuPont, and taxes directly resulting from certain types of transactions or conduct undertaken pursuant to Dow’s exercise of control over Historical DuPont’s materials science business prior to the transfer of such business to Dow, pursuant to the Internal Reorganization and the Business Realignment, will be allocated to Dow.

Allocation of Taxes on the Distributions

Notwithstanding the general rules described above, under the tax matters agreement, a company will be responsible for taxes that arise from the failure of the distribution of Corteva common stock or the distribution of Dow common stock to qualify as tax-free transactions under Sections 355 and 368 (a) (1)(D) of the Code, if, in either case, such failure to qualify is attributable to the actions of or transactions undertaken by such company or its direct or indirect subsidiaries (including the prohibited actions described below under “—Preservation of the Tax-free Status of the Distributions and the Internal Reorganization and Business Realignment”) after the applicable distribution or to any breach of the company’s representations made in connection with the IRS Ruling or in any representation letter provided to a tax advisor in connection with certain tax opinions, including the Tax Opinion, regarding the tax-free status of the distributions and certain related transactions. In the event taxes arising from the failure of the distribution of Corteva common stock or the distribution of Dow common stock to qualify as tax-free transactions under Sections 355 and 368(a)(1)(D) of the Code (other than failures as a result of the application of Section 355(e) of the Code) are attributable to the actions or transactions undertaken by more than one company or its direct or indirect subsidiaries, liability for such taxes will be equitably apportioned among the responsible companies in accordance with relative fault. In addition, Dow and DowDuPont will generally share (in accordance with their relative equity values on the first trading day following the distribution of Dow) responsibility for taxes resulting from the failure of the distribution of Corteva common stock or the distribution of Dow common stock to qualify as tax-free transactions under Sections 355 and 368(a)(1)(D) of the Code, if such failure is attributable to certain reasons relating to the overall structure of the Merger and the distributions. We and New DuPont will share any liabilities of DowDuPont described in the preceding sentence as a result of actions or transactions of DowDuPont preceding the distribution of Corteva in accordance with a fixed percentage to be agreed by the parties (though absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont). Further, if, under Section 355(e) of the Code, a distribution fails to qualify for tax-free treatment because of any direct or indirect transfer of the stock of DowDuPont, New DuPont, Corteva or Dow following the distribution, the company whose transferred stock resulted in the application of Section 355(e) of the Code to the distribution will be responsible for any resulting taxes. Prior to the distribution of Corteva, we and DowDuPont are expected to reach an agreement regarding the sharing of responsibility for all liabilities of DowDuPont described in the preceding sentence as a result of actions or transactions of DowDuPont preceding the distribution of Corteva. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont.

Finally, we generally will be responsible for tax liabilities imposed as a result of the failure of the distribution of Corteva to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) and Dow generally will be responsible for tax liabilities imposed as a result of the failure of the distribution of Dow to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D), in each case, for reasons not described in the preceding paragraph.

Allocation of Internal Reorganization and Business Realignment Taxes

Pursuant to the tax matters agreement, Dow will generally be responsible for any taxes attributable to business separation activities of Historical Dow and its subsidiaries pursuant to the Internal Reorganization and the Business Realignment and any transfers of assets or entities from DowDuPont to Dow, regardless of when the activities giving rise to such taxes occur. Similarly, DowDuPont and its subsidiaries (including Corteva and our subsidiaries) will generally be responsible for any taxes attributable to business separation activities of Historical DuPont and its subsidiaries pursuant to the Internal Reorganization and the Business Realignment, and any transfers of assets or entities from DowDuPont to Historical DuPont or Corteva, regardless of when the activities giving rise to such taxable income occur. Notwithstanding this general rule, a party will be responsible for any taxes resulting from the failure of certain transactions pursuant to the Internal Reorganization and/or the Business Realignment to qualify for their intended tax-free status as a result of certain actions of or transactions undertaken by such party or its direct or indirect subsidiaries. Prior to the distribution of Corteva, we and DowDuPont are expected to reach an agreement regarding the sharing of responsibility for all such liabilities of

DowDuPont. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for all such liabilities of DowDuPont.

Additionally, Dow will generally indemnify New DuPont and us for taxes (net of certain direct U.S. foreign tax credit benefits recognized and, in certain identified cases, only for a fixed percentage of such taxes up to an aggregate fixed dollar cap), with limited exception, incurred on or prior to December 31, 2020, in connection with maintaining and/or settling certain intercompany balances (i) among subsidiaries of Historical Dow that are transferred to DowDuPont in the Internal Reorganization and the Business Realignment and (ii) among subsidiaries of Historical Dow that are transferred to us in the Internal Reorganization and the Business Realignment. We and New DuPont will generally indemnify Dow for taxes (net of certain direct U.S. foreign tax credit benefits recognized and, in certain identified cases, only for a fixed percentage of such taxes up to an aggregate fixed dollar cap) incurred on or prior to December 31, 2020, in connection with maintaining and/or settling certain intercompany balances among subsidiaries of Historical DuPont that are transferred to Dow in the Internal Reorganization and the Business Realignment. Dow will also generally indemnify New DuPont and us, and we and New DuPont will generally indemnify Dow, for taxes incurred by the indemnified party on or prior to December 31, 2020, in connection with distributing or otherwise returning to the United States certain cash from certain entities transferred in the Internal Reorganization and the Business Realignment (subject to an aggregate fixed dollar cap). To the extent legal restrictions prevent a distribution of cash (that would otherwise give rise to an indemnification obligation as described in the preceding sentence) prior to December 31, 2020, the party that would be required to indemnify for taxes imposed on such distribution will be required to pay to the appropriate party an amount equal to the taxes that would have been incurred had such distribution or return been permitted. Any indemnification obligations described in the previous two sentences will generally be reduced by the amount, if any, of cash held by such entities above a certain threshold (net of any taxes payable on such excess cash).

Responsibility for Filing Tax Returns and Audits

The tax matters agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, the party with economic responsibility for any tax liability will control the portions of audits, litigations and/or settlements with respect to such liability, with customary participation and settlement rights for the other parties. Audits, litigation or settlements concerning tax liabilities or matters which may affect more than one of the parties will be jointly controlled by the affected parties. In addition, the agreement provides for cooperation and information sharing with respect to tax matters, and restrictions on any party amending tax returns with respect to periods that are the responsibility of another party, unless required by applicable law or as may be reasonably agreed by the parties.

Preservation of the Tax-free Status of the Distributions and the Internal Reorganization and Business Realignment

We, DowDuPont and Dow intend for the distribution of Corteva common stock and the distribution of Dow common stock to each qualify as tax-free transactions under Section 355 and Section 368(a)(1)(D) of the Code. In addition, we, DowDuPont and Dow intend for certain other aspects of the Internal Reorganization and the Business Realignment to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

In connection with the Merger, DowDuPont sought and received the IRS Ruling, as described above. In addition, DowDuPont expects to receive the Tax Opinion from Skadden regarding the tax-free status of the distribution and certain related transactions, and certain other tax opinions from outside tax advisors regarding the tax-free status of the distribution of Dow and certain related transactions. These tax opinions will rely on the continued validity of the IRS Ruling, as well as certain representations regarding the past and future conduct of our, DowDuPont’s, and Dow’s respective businesses and certain other matters.

We, Dow and DowDuPont will agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution of Corteva common stock, the distribution of Dow common stock and certain transactions pursuant to the Internal Reorganization and the Business Realignment. During the time period ending two years after the date of the applicable distribution these covenants will include specific restrictions on our ability to:

•	enter into any transaction resulting in acquisitions of a certain percentage of our assets, whether by merger or otherwise;

•	dissolve, merge, consolidate or liquidate;

•	undertake or permit any transaction relating to Corteva stock, including issuances, redemptions or repurchases, other than certain, limited, permitted issuances and repurchases;

•	affect the relative voting rights of Corteva stock, whether by amending Corteva Parent’s certificate of incorporation or otherwise; or

•	cease to actively conduct our business.

In addition, we will be precluded from taking certain actions with respect to certain subsidiaries of Historical Dow that are transferred to us in the Internal Reorganization and the Business Realignment in order to preserve the intended tax-free treatment of certain parts of the Internal Reorganization and the Business Realignment involving such subsidiaries for certain periods of time.

We may take certain actions prohibited by these covenants only if we receive a private letter ruling from the IRS or we obtain and provide to New DuPont and Dow a tax opinion, in form and substance reasonably acceptable to New DuPont and Dow, to the effect that such action would not jeopardize the tax-free status of these transactions.

Payment for Consolidated Taxes and Compensation for Consolidated Tax Attributes

During the period following the Merger and prior to the distribution of Corteva common stock, we and our domestic corporate subsidiaries join in the filing of a consolidated U.S. federal income tax return with DowDuPont, its domestic corporate subsidiaries, and, prior to the distribution of Dow, Dow and its domestic corporate subsidiaries. Each domestic corporate entity directly or indirectly owned by DowDuPont will generally be required to pay to DowDuPont its allocable share of the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group for the period during which such domestic corporate entity is a member of the DowDuPont consolidated U.S. tax group. In some cases, payments of such amounts may be required to be made after such domestic corporate entity is no longer a member of the DowDuPont consolidated U.S. tax group, for example, following the distribution of Dow or of Corteva common stock. In such case, the tax matters agreement will require such entity, or its parent entity, to make a payment to DowDuPont (or, following the distribution of Corteva, New DuPont) of its allocable portion of the consolidated U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group.

Additionally, during the period a domestic corporate entity is included in the DowDuPont consolidated U.S. tax group, losses, loss carryforwards, interest deductions, and credits (hereinafter referred to as “tax attributes”) generated by such entity may be used to offset the consolidated U.S. federal income tax attributable to another entity, or vice versa. DowDuPont and Dow will agree in the tax matters agreement that a net payment will be made between the two to compensate for the use or receipt by one party or its subsidiaries of certain tax attributes generated by the other party or its subsidiaries. A party will generally be required to make a payment to the other to the extent it and its subsidiaries benefited from joining a consolidated U.S. tax group with the other party, either as a result of bearing a decreased portion of the U.S. federal income tax liability of the DowDuPont consolidated U.S. tax group, or through being allocated an increased portion of certain tax attributes, in each case, as compared to the U.S. federal income tax liability or tax attributes that would be borne by or allocated to such party and its subsidiaries assuming that the party and its subsidiaries (other than the other party and its subsidiaries) had been members of a separate stand-alone consolidated group, determined using certain simplifying assumptions. To the extent one party’s benefit as so determined exceeds the other party’s detriment, the amount of the payment will equal the average of such party’s benefit and the other party’s detriment. A separate payment will be calculated on similar principles with respect to U.S. state income consolidated taxes and certain state tax attributes that Dow and DowDuPont share for periods from the Merger to the distribution of Dow. Such payments are intended to ensure that (i) to the extent Dow, and the subsidiaries that Dow is responsible for under “—Allocation of Historic Taxes” above, utilize tax attributes generated by DowDuPont or the subsidiaries that DowDuPont is responsible for under “—Allocation of Historic Taxes” above, Dow compensates DowDuPont for the value of such tax attributes, and (ii) to the extent DowDuPont, and the subsidiaries that DowDuPont is responsible for under “—Allocation of Historic Taxes” above, utilize tax attributes generated by Dow or the subsidiaries that Dow is responsible for under “—Allocation of Historic Taxes” above, DowDuPont compensates Dow for the value of such tax attributes.

The payments for U.S. federal and applicable state income tax attributes described in the preceding paragraph will generally be netted and be due from Dow to DowDuPont (or vice versa) within 120 or 150 days, respectively, after New DuPont files its consolidated U.S. federal income tax return for the taxable year that includes the distribution of Dow. Prior to the distribution of Corteva, we and DowDuPont are expected to reach an agreement regarding sharing any such DowDuPont obligation to pay Dow, and sharing any such DowDuPont right to receive payment from Dow. Absent any such agreement, following the distribution of Corteva, New DuPont will be responsible for making any such payment to Dow, and will be entitled to receive any such payment from Dow.

Tax Refunds

Except with respect to certain types of refunds, each of us, Dow and New DuPont will generally be entitled to any tax refund to the extent that it would be responsible for the underlying tax that is refunded.

Employee Matters Agreement

Prior to the separation and distribution of Dow, we intend to enter into an employee matters agreement with DowDuPont and Dow. The employee matters agreement will identify employees and employee-related liabilities (and attributable assets) to be allocated (either retained, transferred and accepted, or assigned and assumed, as applicable) to us, Dow and New DuPont as part of the separation of DowDuPont into three companies, and will describe when and how the relevant transfers and assignments will occur. This summary of the employee matters agreement is qualified in its entirety by reference to the full text of the employee matters agreement, the form of which is incorporated by reference herein and is filed as Exhibit 10.2 to the Form 10 of which this information statement forms a part. The terms described in this summary are also subject to exceptions with respect to applicable law, applicable labor agreements and certain other situations.

Each of us, Dow and New DuPont will honor all labor agreements covering its respective employees in accordance with the terms of those agreements notwithstanding any provisions in the employee matters agreement to the contrary. Each of us, Dow and New DuPont will also have engaged in, and cooperated with one another to satisfy, any consultation or information obligations with respect to unions and works councils that may arise under applicable law prior to the date of the applicable distribution.

With some exceptions, upon the applicable distribution, each of us, Dow and New DuPont will provide the employees identified to it with target total direct compensation that is no less than that which the employee received immediately prior to the applicable distribution, as well as market competitive benefits, and each of us, Dow and New DuPont will cause the employees identified to it to commence participation in its benefit plans, on or prior to the date of the applicable distribution, and will recognize prior years of service.

With some exceptions, each of us, Dow and New DuPont will assume or retain liabilities arising out of or in connection with the employment or termination of the employees identified to it, whether arising before or after the applicable distribution. Liabilities attributable to former employees generally will be allocated to us, Dow or New DuPont depending on the business to which the liability relates (i.e., to us if related to the agriculture business, to Dow if related to the materials science business and to New DuPont if related to the specialty products business).

With some exceptions, the employee matters agreement will not cause any transfer of assets or liabilities between or in respect of any defined benefit pension plan, defined contribution plan, nonqualified deferred compensation plan or other post-employment pension benefit plan, but will cause a trustee-to-trustee transfer of assets and liabilities from our U.S. and Puerto Rico tax qualified defined contribution pension plans to those of New DuPont.

With some exceptions, the employee matters agreement will provide for the equitable adjustment of existing equity incentive compensation awards denominated in the common stock of DowDuPont to reflect the occurrence of the distributions. For a discussion of the treatment of outstanding equity awards and equity-based compensation, see the section entitled “Compensation Discussion and Analysis—Treatment of Outstanding Equity Awards As Of The Distribution Date.”

If any of us, Dow or New DuPont terminates an employee’s employment within 12 months following the distribution of Corteva (in the case of us and New DuPont) or the distribution of Dow (in the case of Dow) and such employee is entitled to severance under the terms of the severance plan then applicable to the employee, the amount of severance will be not less than the cash severance to which the employee would have been entitled under the severance plan applicable to him or her immediately before the applicable distribution (taking into account any service and changes in eligible compensation following the distribution). In any event, however, each of us, Dow and New DuPont will honor the provisions of the EID Senior Executive Severance Plan and Key Employee Severance Plan with respect to terminations occurring on or before August 31, 2019.

With some exceptions, each of us, Dow and New DuPont will, effective as of the applicable distribution date, assume liabilities for accrued but unused vacation benefits for employees identified to it. However, certain grandfathered vacation benefits will be paid out, along with other accrued but unused vacation benefits where required by local law.

For a period commencing on the date of the distribution of Dow and ending on the shorter of (a) 24 months following the distribution date, but no longer than 26 months following the date of the distribution of Dow or (b) the maximum period permitted by applicable law in each applicable jurisdiction, none of us, Dow or New DuPont will solicit for employment (not including through non-targeted public advertisements or job postings) any of (i) the other companies’ current employees, (ii) the other companies’ former employees during the 90 days following a voluntary termination (other than individuals who are covered by the following clause (iii)), or (iii) any Historical Dow or Historical DuPont employee who was ring-fenced to us, Dow or New DuPont (or its subsidiary), as the case may be, but exercised a right under applicable law or contract not to be employed by such entity in connection with the distributions. These restrictions will not prohibit us, Dow or New DuPont from soliciting or hiring an individual who provided services to it under certain manufacturing related agreements.

The employee matters agreement will also provide that employee transfers outside of the United States will generally operate under the same principles described above and applicable to employee transfers in the United States, except as otherwise provided in the employee matters agreement or as required by applicable law or labor agreement.

Intellectual Property Cross-License Agreement

Prior to the separation and distribution of Dow, we will enter into separate Intellectual Property Cross License Agreements with each of Dow and DowDuPont (the “IP Cross Licenses”), which will set forth the terms and conditions under which each company may use in its business, following the separation and distribution, certain know-how (including trade secrets), copyrights, and software, and possibly certain patents and standards, allocated to the other party pursuant to the separation agreement. The IP Cross License that Dow will enter into with us is referred to as the Dow-Corteva IP Cross License, and the IP Cross License that DowDuPont will enter into with us is referred to as the DuPont-Corteva IP Cross License. All licenses under the IP Cross Licenses are currently contemplated to be worldwide, royalty-free and sublicensable to affiliates and third parties in the operation of the licensee’s business, but not for the independent use of any third party. This summary of the IP Cross Licenses is qualified in its entirety by reference to the full text of the agreements, which is incorporated by reference into this information statement.

Dow-Corteva IP Cross License

Under the Dow-Corteva IP Cross License, each of Dow and Corteva will grant worldwide royalty-free licenses to the other to continue to use in the operation of their respective businesses after separation certain know-how, copyrights and proprietary software. All licenses will be non-exclusive and will be limited by field of use, which are generally directed to Dow’s and Corteva’s respective businesses.

Under the Dow-Corteva IP Cross License, Dow and Corteva also will each grant the other a license under patents (if any) owned by such party that had been owned by TDCC (with respect to patents owned by Corteva) or EID (with respect to patents owned by Dow) prior to the Merger, to exploit products that such other party commercialized prior to the Merger and that are within its business scope, in the same manner as prior to the Merger, and updates, modifications, and enhancements thereof in which the essential character of such products and their pre-Merger use is maintained (but solely within the licensee’s allocated business scope).

The Dow-Corteva IP Cross License will also provide for licenses between the parties under specified patents in limited fields. The parties have not identified any patents that will be subject to this license as of the effective date of the agreement, but the agreement includes certain “wrong pockets” provisions that allows patents to be added for a certain period of time following the effective date subject to certain limited conditions. This agreement also includes a license to Dow of engineering, safety, health and environmental standards owned by Corteva or to which Corteva will have certain rights to the extent used in facilities transferred from Corteva to Dow (of which there are anticipated to be none) or that are otherwise necessary to use certain standards allocated to Dow.

The Dow-Corteva Cross License will expire on a licensed patent-by-licensed patent (if any) and licensed copyright-by-licensed copyright basis upon expiration of the relevant intellectual property, and will be perpetual with respect to know-how, standards (if any) and software licensed by the parties.

The Dow-Corteva IP Cross License is not terminable other than by mutual agreement of the parties. Note, however, if specific patents are later identified to be licensed under the Dow-Corteva IP Cross License, it is possible that each party will be subject to terms providing that if the licensee party challenges those patents, that party could have to pay liquidated damages of $50 million or $100 million dollars and its rights relating to certain patents or all patents licensed to it could be terminated or, in the case of exclusively licensed patents (if any), converted to nonexclusive licenses.

The Dow-Corteva IP Cross License will be assignable in whole or in relevant part to affiliates or to a successor to all or a portion of the business or assets to which the agreement relates, but will not otherwise be assignable without consent.

DuPont-Corteva IP Cross License

It is expected that we will enter into an IP Cross License Agreement with DowDuPont on terms substantially similar to the Dow-Corteva IP Cross License, except that (x) New DuPont’s licensed fields of use will be directed to the scope of the New DuPont’s business and (y) we and DowDuPont may negotiate additional license terms with respect to certain gene editing technology.

Other Agreements

Corteva or certain of its subsidiaries also intend to enter into certain other agreements with DowDuPont and/or Dow in connection with the separation and distribution, including those described below.

Transitional Trademark House Marks License Agreement

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into separate Transitional Trademark House Marks License Agreements pursuant to which, with respect to certain house trademarks and tradenames owned by the licensor as of the distribution date (i) Dow will provide non-exclusive licenses (including to the “Dow” name and diamond) to New DuPont and us with respect to each of New DuPont’s and our respective businesses, (ii) New DuPont will provide non-exclusive licenses (including to the “DuPont” name and oval) to Dow and us with respect to each of Dow’s and our respective businesses and (iii) Dow and New DuPont will agree not to use or license to a third party such trademarks (including to the “Dow” name and diamond, and the “DuPont” name and oval, respectively) with respect to our core agricultural pesticides and seeds products used in our business as of the distribution date, subject to certain exceptions for current activities, if any, of Dow or New DuPont in such field for a period of three years from the distribution date.

These license agreements will permit sublicensing in the ordinary course to the subsidiaries of each respective licensee, third parties solely in support of each respective licensee’s business and, in the case of licenses to certain businesses of New DuPont, branding partners under certain circumstances. In addition, these license agreements will be royalty-free and extend to uses in connection with (i) current products and certain extensions as of the distribution date and (ii) certain limited new products. Each Transitional Trademark House Marks License Agreement providing for a license to Dow or New DuPont will have a term of three years, subject in each case to regulatory exceptions extending the term of certain licenses for up to a maximum of six years. Each Transitional Trademark House Marks License Agreement providing for a license to us will have a term of four years, subject in each case to regulatory exceptions extending the term of certain licenses for up to a maximum of seven years. The Transitional Trademark House Marks License Agreements will not be terminable by the respective licensors other than in connection with a material breach causing direct damages from a single occurrence of at least two-hundred and fifty million dollars ($250,000,000), with certain licenses surviving any such termination in connection with regulatory name change requirements for a period of time according to the terms of the agreement.

Regulatory Transfer and Support Agreement

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into separate Regulatory Transfer and Support Agreements, as applicable, pursuant to which each company will maintain, support and transfer certain designated product registrations and related data that are allocated to the transferee pursuant to the separation agreement but are held by the transferor as of the distribution date and with respect to the Regulatory Transfer and Support Agreement in which we will transfer certain designated product registrations and related data to Dow, we will provide certain services to Dow relating to such product registrations and related data for a period of time after the separation and distribution of Dow.

Regulatory Cross-License Agreement

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into separate Regulatory Cross-License Agreements, as applicable, pursuant to which each company will license certain designated product registrations and data that are allocated to the licensor pursuant to the separation agreement but are also used in the licensee’s business as of the distribution date of Dow (or, with respect to the agreement between DowDuPont and us, as of the distribution date).

MOD 5 Computerized Process Control Software Agreements

Prior to the separation and distribution of Dow, we and DowDuPont each intend to enter into a MOD 5 Computerized Process Control Software Agreement with Dow pursuant to which Dow will grant non-exclusive licenses to each of us and to New DuPont to use Dow’s MOD 5 software and related documentation for operation of facilities that use such software and certain related hardware as of the distribution date. Under each agreement, Dow will also agree to provide New DuPont and us with certain maintenance and support services subject to certain service fees. The license term under these agreements expires on December 31, 2028, subject to the ability to extend to December 31, 2030 under certain circumstances, and Dow’s obligation to provide maintenance and support services expires on December 31, 2024. These agreements will be assignable in whole or in relevant part to affiliates or to a successor to all or a portion of the business or assets to which the agreement relates (which, in the case of Dow, must include all or substantially all of Dow’s assets related to the licensed MOD 5 software and technology), but will not otherwise be assignable without consent.

Operating Systems and Tools License Agreement

Prior to the separation and distribution of Dow, we and DowDuPont each intend to enter into separate Operating Systems and Tools License Agreements with Dow pursuant to which Dow will grant non-exclusive licenses to us and to New DuPont to use certain operating systems and tools (other than the MOD 5 software) and related documentation for operation of facilities of New DuPont or us (as applicable), our and their affiliates, and our and their personnel (including consultants and contractors) in the conduct of New DuPont or our (as applicable) allocated business and natural evolutions thereof. If New DuPont or we acquire certain competitors of Dow, the licensed operating systems and tools may not be used in facilities owned by such entity prior to such transaction (subject to certain limited exceptions). These agreements will be assignable in whole or in relevant part to affiliates or, solely with respect to those licensed operating systems and tools that are incorporated into or reasonably necessary to use any operating systems and tools that were allocated to New DuPont or us (as applicable) pursuant to the separation agreement, to a third party whom is sold all or a portion of the business related to the operating systems and tools or any of the sites and facilities at which the operating systems and tools are used (which third party purchaser will have a twelve (12) month license to transition away from use of any other licensed operating systems and tools not so assigned), but will not otherwise be assignable without consent. These agreements will not be terminable other than by mutual agreement of the parties.

General Services Agreements

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into separate general services agreements pursuant to which (i) we will provide certain transitional services to New DuPont and Dow (ii) New DuPont will provide certain transitional services to us and Dow and (iii) Dow will provide certain transitional services to us and New DuPont. The services, including information technology support, technical services support (including consulting and management of certain process applications) and data management support services, will be provided for a limited time, generally for no longer than one year following the date of the applicable distribution, for specified fees, which are generally based on the cost of services provided.

Site Services Agreements

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into separate site services agreements for the provision of site services at shared sites (i) by us to New DuPont and/or Dow at sites owned by us and on which (or adjacent to which) New DuPont and/or Dow will maintain operations, as applicable, (ii) by New DuPont to us and/or Dow at sites owned by New DuPont on which (or adjacent to which) we and/or Dow will maintain operations, as applicable, and (iii) by Dow to us and/or New DuPont at sites owned by Dow on which (or adjacent to which) we and/or New DuPont will maintain operations, as applicable. These site services agreements will generally address the provision of services relating to site security and access, access to electricity, water and steam, waste water treatment, infrastructure, site logistics and other applicable services, in each case, to the extent permitted by applicable law.

Such site services agreements will generally have a term coextensive with the related lease agreement, although certain services set forth therein will terminate after five years, twenty years or such other periods as are set forth in such agreements. The site services agreements will provide for service fees, which are generally based on the cost of services provided.

Supply Agreements

Prior to the separation and distribution of Dow, we, DowDuPont and Dow intend to enter into various product supply agreements, manufacturing product agreements and certain other manufacturing related agreements pursuant to which (a) New DuPont will manufacture products for us and Dow, as applicable, and (b) Dow will manufacture products for us and New DuPont, as applicable.

Under the product supply agreements, New DuPont and Dow will supply products and/or raw materials to each other and/or us at specified prices based on market prices. For example, (i) Dow will supply surfactants, ethyleneamines, propylene glycols, alkanolamines, glycol ethers, and ethylene copolymers to us and polyols, MDI, monomers, glycol ethers, and propylene & ethylene oxides to New DuPont and (ii) New DuPont will supply biocides, and ion exchange and membrane products to Dow. The product supply agreements will generally have a term of five years and thereafter continue until a party provides at least one year’s (or in some cases three year’s) prior written notice of termination unless earlier terminated in accordance with the terms of the product supply agreement.

Ground Leases

As a result of the separation, we, New DuPont and Dow will own certain real property, which will have historically supported the operation of more than one business. We, New DuPont and Dow intend to enter into ground leases with terms that are essentially equivalent to a fee simple transfer with all tenets of fee ownership, including appropriate provisions relating to termination, permitted use, assignability, financability and defaults and remedies. The length of the ground leases will generally be 99 years from the execution date, provided that the lessee will also have the right to terminate the ground lease upon two years’ prior written notice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material U.S. federal income tax consequences to DowDuPont and DowDuPont stockholders in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the separation agreement and as described in this information statement.

Except as specifically described below, this summary is limited to DowDuPont stockholders that are “U.S. Holders,” as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of DowDuPont common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to DowDuPont stockholders in light of their particular circumstances, nor does it address the consequences to DowDuPont stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of DowDuPont common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of DowDuPont’s equity;

•

holders owning DowDuPont common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own DowDuPont common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to stockholders who do not hold shares of DowDuPont common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of DowDuPont common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

It is a condition to the distribution that DowDuPont receives the Tax Opinion, in form and substance acceptable to DowDuPont, substantially to the effect, among other things, that the distribution and certain related transactions will qualify as a tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code.

Assuming the distribution qualifies as tax-free under Section 368(a)(1)(D) and Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by DowDuPont as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a DowDuPont stockholder solely as a result of the receipt of Corteva common stock in the distribution;

•

the aggregate tax basis of the shares of DowDuPont common stock and shares of Corteva common stock in the hands of each DowDuPont stockholder immediately after the distribution (including any fractional shares deemed received, as discussed below) will be the same as the aggregate tax basis of the shares of DowDuPont common stock held by such holder immediately before the distribution, allocated between the shares of DowDuPont common stock and shares of Corteva common stock (including any fractional shares deemed received) in proportion to their relative fair market values immediately following the distribution; and

•

the holding period with respect to shares of Corteva common stock received by DowDuPont stockholders (including any fractional shares deemed received) will include the holding period of their shares of DowDuPont common stock.

DowDuPont stockholders that have acquired different blocks of DowDuPont common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of DowDuPont common stock.

The Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and DowDuPont make. In rendering the Tax Opinion, Skadden also will rely on certain covenants that we and DowDuPont enter into, including the adherence by New DuPont and us to certain restrictions on their and our future actions. The Tax Opinion will be expressed as of the date of the distribution and will not cover subsequent periods. As a result, the Tax Opinion is not expected to be issued until after the date of this information statement. Additionally, the Tax Opinion will rely on the IRS Ruling regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical DuPont and Historical Dow for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code, described further below, as a result of the Merger, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical DuPont and Historical Dow immediately prior to the Merger. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical DuPont and Historical Dow immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinion will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical DuPont or Historical Dow for purposes of Section 355(e) as a result of the Merger. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and the ability to rely on the Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

An opinion of counsel represents counsel’s best judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all those conclusions and that a court could sustain that contrary position. You should note that, other than the IRS Ruling previously mentioned, DowDuPont does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution or related transactions. The Tax Opinion is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code or that any such challenge ultimately will not prevail.

If, notwithstanding the conclusions in the IRS Ruling and those that we expect to be included in the Tax Opinion, it is ultimately determined that the distribution does not qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, then DowDuPont would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Corteva common stock distributed to DowDuPont stockholders on the distribution date over DowDuPont’s tax basis in such stock. In addition, if the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, each DowDuPont stockholder that receives shares of Corteva common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of Corteva common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of DowDuPont’s current and accumulated earnings and profits, including DowDuPont’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in DowDuPont stock and thereafter treated as capital gain from the sale or exchange of DowDuPont stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to DowDuPont under Section 355(e) of the Code if either we or DowDuPont undergoes a 50 percent or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. The process for determining whether one or more acquisitions or issuances triggering this provision has occurred, the extent to which any such acquisitions or issuances results in a change of ownership and the cumulative effect of any such acquisitions or issuances together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, DowDuPont would recognize taxable gain as described above, but the distribution would be tax-free to each DowDuPont stockholder (except for tax on any cash received in lieu of fractional shares). In certain cases, we may be required to indemnify DowDuPont for all or part of the tax liability resulting from the application of Section 355(e). For further details regarding our potential indemnity obligation, see the section entitled “Our Relationship with New DuPont and Dow Following the Distribution—Tax Matters Agreement.”

A U.S. Holder that receives cash instead of fractional shares of Corteva common stock should be treated as though the U.S. Holder first received a distribution of a fractional share of Corteva common stock, and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s DowDuPont common stock exceeds one year.

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within 45 days after the distribution, DowDuPont will provide stockholders who receive Corteva common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Corteva common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In November 2018, Historical DuPont entered into the 2018 Revolving Credit Facilities to which Corteva will become a party at time of separation and distribution. Corteva expects to have access to the 2018 Revolving Credit Facilities upon the separation and distribution, subject to the satisfaction or waiver of certain customary conditions, including repayment of Historical DuPont’s Term Loan Facility and revolving credit facility, the consummation of the separation and distribution of Corteva and no changes (other than any updates to the financial statements and other financial information contained therein to cover subsequent periods in accordance with the rules and regulations of the SEC) in the final effective Form 10 of Corteva that would be materially adverse to the lenders thereunder. The 2018 Revolving Credit Facilities contain customary representations and warranties, affirmative and negative covenants and events of default that are typical for companies with similar credit ratings and generally consistent with those applicable to Historical DuPont’s existing term loan and revolving credit facilities. Additionally, the 2018 Revolving Credit Facilities contain a financial covenant requiring that the ratio of total indebtedness to total capitalization for Corteva and its consolidated subsidiaries not exceed 0.60.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and by-laws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law. Prior to the distribution date, DowDuPont, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation, and our board of directors will approve and adopt our by-laws. For more information on how you can obtain our amended and restated certificate of incorporation and by-laws, see “Where You Can Find More Information”. We urge you to read our amended and restated certificate of incorporation and by-laws in their entirety.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the distribution, we expect that approximately              shares of our common stock will be issued and outstanding based on approximately              shares of DowDuPont common stock outstanding as of             , 2019.

Voting Rights. Each holder of a share of our common stock will be entitled to one vote for each such share held upon all questions presented to our stockholders (other than those reserved to the holders of our preferred stock as may be set forth in the applicable certificate of designation), and our common stock will have the exclusive right to vote for the election of directors and for all other purposes. All corporate actions, other than the election of directors and amendment of our certificate of incorporation and by-laws, are decided by a plurality vote by holders of our common stock.

Quorum. The holders of our common stock entitled to cast a majority of votes at a stockholders’ meeting constitute a quorum at such meeting.

Election of Directors. Directors are generally elected by a majority of the votes cast by holders of our common stock. However, directors are elected by a plurality of the votes cast by holders of our common stock if, as of the record date for such meeting, the number of nominees exceeds the number of directors to be elected. A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election.

Dividends and Liquidation Rights. Holders of common stock are entitled to dividends as may be declared by our board of directors whenever full accumulated dividends for all past dividend periods and for the current dividend period have been paid, or declared and set apart for payment, on then-outstanding preferred stock. Upon liquidation, dissolution or winding-up of Corteva, whether voluntary or involuntary, and after satisfaction of the rights of the holders of our preferred stock, our remaining assets and funds will be divided and paid to holders of our common stock according to their respective shares.

Miscellaneous. The shares of our common stock will be fully paid and non-assessable upon issuance and payment therefor. Holders of common stock will not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that we may issue in the future. There will not be any redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, without further action by our stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Corteva through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Miscellaneous.

The shares of our preferred stock will be fully paid and non-assessable upon issuance and payment therefor. Unless otherwise stated in the certificate of designations, holders of preferred stock do not have any preemptive rights to subscribe for any additional shares of preferred stock or other obligations convertible into or exercisable for shares of preferred stock that we may issue in the future. Unless otherwise stated in the certificate of designations, there are no redemption or sinking fund provisions applicable to our preferred stock.

Anti-Takeover Considerations

The provisions of the DGCL, our amended and restated certificate of incorporation and our by-laws contain provisions that could serve to discourage or to make more difficult a change in control of us without the support of our board of directors or without meeting various other conditions. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Stockholder Action by Written Consent

Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Our amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent and, as such, stockholder action must take place at the annual meeting or a special meeting of our stockholders.

Limits on Special Meetings

Our amended and restated by-laws will provide that special meetings of the stockholders may be called by a majority of our board of directors and will be called by our corporate secretary at the request in writing of the holders of record of at least 25 percent of the outstanding stock entitled to vote.

Undesignated Preferred Stock

The authority that our board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Corteva through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

State Takeover Legislation

Upon the distribution, we will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203 of the DGCL, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Generally, such proposal shall be made not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting. For purposes of the first annual meeting, proposals must be made not later than the close of business on                     , 2019, nor earlier than the close of business on                     , 2019.

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Size of Our Board of Directors

Our amended and restated certificate of incorporation and by-laws will provide that the number of directors on our board of directors will be not less than 6, nor more than 16, with the exact number of directors to be fixed exclusively by our board of directors. No decrease in the number of directors may shorten the term of any incumbent director.

Vacancies

Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise. Our amended and restated certificate of incorporation and our by-laws provide that vacancies occurring in our board of directors for any cause may be filled by vote of a majority of our then-serving board of directors. The remaining directors may elect a successor to hold office for the unexpired term of the director whose place is vacant and until the election of his or her successor.

Limitations on Liability, Indemnification and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Under the provisions of our amended and restated certificate of incorporation and by-laws, each of our directors, officers, employees and agents shall be indemnified by us as of right to the full extent permitted by the DGCL.

Under the DGCL, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him because he or she is or was one of our directors or officers, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, that person shall be indemnified against both (i) expenses, including attorneys’ fees and (ii) judgments, fines and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. If unsuccessful in defense of a suit brought by or in our right, or if such suit is settled, that person shall be indemnified only against expenses, including attorneys’ fees, incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that if he or she is adjudged to be liable for negligence or misconduct in the performance of his or her duty to us, he or she cannot be made whole even for expenses unless the court determines that he or she is fairly and reasonably entitled to indemnity for such expenses.

Under our amended and restated by-laws, the right to indemnification will include the right to be paid by us the expenses incurred in defending any action, suit or proceeding in advance of its final disposition, subject to the receipt by us of undertakings as may be legally defined. In any action by an indemnitee to enforce a right to indemnification or by us to recover advances made, the burden of proving that the indemnitee is not entitled to be indemnified is placed on us.

We will maintain liability insurance for our directors and officers to provide protection where we cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based on an alleged breach of fiduciary duty or other wrongful act and directors’ and officers’ liability insurance for our directors and officers.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Corteva and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, employees or agents for which indemnification is sought.

Exclusive Forum

Our amended and restated by-laws will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Corteva, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to Corteva or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

Our amended and restated by-laws will also provide that we are entitled to equitable relief, including injunctive relief and specific performance, to enforce such provisions regarding forum.

Sale of Unregistered Securities

On March 16, 2018, we issued 100 shares of our common stock to DowDuPont pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the shares under the Securities Act because the issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our ordinary shares on the NYSE under the symbol “CTVA.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Form 10 with the SEC with respect to the shares of Corteva common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and Corteva common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

Unless we have received contrary instructions, if multiple DowDuPont stockholders share an address, only one copy of this information statement is being delivered to such address. This practice, known as “householding,” is designed to reduce printing and postage costs.

We undertake to deliver promptly upon written or oral request a separate copy of this information statement to DowDuPont stockholders at a shared address to which a single copy of this information statement was delivered. If you are a registered DowDuPont stockholder, you may request such separate copy by contacting the Office of the Corporate Secretary at 974 Centre Road, Wilmington DE, 19805. If you hold your stock with a bank or broker, you may request such separate copy by contacting                      or by calling                     . If you are a registered DowDuPont stockholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary. If you hold your stock with a bank or broker, contact                     at the address and telephone number provided above.

We intend to furnish holders of Corteva common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

CORTEVA INC.

Corteva, Inc. (the “Corporation”) is a wholly owned subsidiary of DowDuPont and was formed on March 16, 2018 to serve as a holding company for Corteva. The Corporation has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

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